2008



HEALTHSOUTH® Annual Report

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

FOLD AND DETACH HERE

HLSOC2

HEALTHSOUTH CORPORATION

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD THURSDAY, MAY 7, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints John P. Whittington and John L. Workman, and each of them, as attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock and 6.50% Series A convertible perpetual preferred stock of HealthSouth Corporation that the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders at 11:00 A.M. Central Time, on Thursday, May 7, 2009, and at any postponement or adjournment thereof, with all powers that the undersigned would have if personally present there.

This proxy, when properly executed, will be voted as specified by the undersigned on the reverse side. If no choice is specified, the proxy will be voted as to all shares of the undersigned: FOR the election of all nominees for director listed on the reverse side and FOR Proposal 2. The proxies are hereby authorized to vote all shares of the undersigned in their discretion upon such other matters as may properly come before the meeting or any postponement or adjournment thereof.

Please date and sign exactly as your name appears on the form and mail the proxy promptly. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If shares are held jointly, both owners must sign.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be marked, dated and signed on the other side)

HEALTHSOUTH

HEALTHSOUTH CORPORATION
3660 GRANDVIEW PARKWAY
SUITE 200
BIRMINGHAM, AL 35243

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING. BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 6, 2009. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials and promote environmentally friendly practices, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 6, 2009. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

HLSOC1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HEALTHSOUTH CORPORATION
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL DIRECTORS AND FOR PROPOSAL 2

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
Vote on Directors	☐	☐	☐	______________________

(1) Election of Directors

Nominees:

(01) Edward A. Blechschmidt	(06) Jay Grinney
(02) John W. Chidsey	(07) Jon F. Hanson
(03) Donald L. Correll	(08) Leo I. Higdon, Jr.
(04) Yvonne M. Curl	(09) John E. Maupin, Jr.
(05) Charles M. Elson	(10) L. Edward Shaw, Jr.

Vote on Proposal

	For	Against	Abstain
(2) Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2009.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

FOLD AND DETACH HERE

HLSOC2

HEALTHSOUTH CORPORATION

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD THURSDAY, MAY 7, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints John P. Whittington and John L. Workman, and each of them, as attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock and 6.50% Series A convertible perpetual preferred stock of HealthSouth Corporation that the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders at 11:00 A.M. Central Time, on Thursday, May 7, 2009, and at any postponement or adjournment thereof, with all powers that the undersigned would have if personally present there.

This proxy, when properly executed, will be voted as specified by the undersigned on the reverse side. If no choice is specified, the proxy will be voted as to all shares of the undersigned: FOR the election of all nominees for director listed on the reverse side and FOR Proposal 2. The proxies are hereby authorized to vote all shares of the undersigned in their discretion upon such other matters as may properly come before the meeting or any postponement or adjournment thereof.

Please date and sign exactly as your name appears on the form and mail the proxy promptly. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If shares are held jointly, both owners must sign.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be marked, dated and signed on the other side)

HEALTHSOUTH.

HEALTHSOUTH CORPORATION
3660 GRANDVIEW PARKWAY
SUITE 200
BIRMINGHAM, AL 35243

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING. BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 6, 2009. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials and promote environmentally friendly practices, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 6, 2009. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

HLSOC1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HEALTHSOUTH CORPORATION
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL DIRECTORS AND FOR PROPOSAL 2

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
Vote on Directors	☐	☐	☐	________________

(1) Election of Directors

Nominees:

(01) Edward A. Blechschmidt
(02) John W. Chidsey
(03) Donald L. Correll
(04) Yvonne M. Curl
(05) Charles M. Elson
(06) Jay Grinney
(07) Jon F. Hanson
(08) Leo I. Higdon, Jr.
(09) John E. Maupin, Jr.
(10) L. Edward Shaw, Jr.

Vote on Proposal	For	Against	Abstain
(2) Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2009.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

HEALTHSOUTH®

Dear Shareholders:

This time last year, we were completing the turnaround of HealthSouth and launching our business plan with its focus on organic growth and deleveraging. Today, we are pleased to report on the progress we made in achieving the goals in our business plan, making 2008 a year marked by measurable successes:

- ✓ We discharged 7.0% more patients from our hospitals than we did in 2007, which resulted in approximately 6.0% growth in net operating revenues;
- ✓ Cash flow from operations was $227.2 million and Adjusted Consolidated EBITDA* increased $20.5 million, or 6.4%, despite a reduction in our Medicare reimbursement which was effective April 1st;
- ✓ We reduced our long-term debt by approximately $228 million and improved our leverage ratio to 5.3X from 6.3X at the end of 2007;
- ✓ Reported income from continuing operations was $2.44 per diluted share, an increase of 13.0% over the prior year; and
- ✓ Our adjusted earnings per share* was $0.75 per share in 2008, reversing a loss of $0.64 per share in 2007.

The market rewarded our performance throughout most of the year by according us a premium multiple on our earnings compared to other highly-leveraged healthcare providers. And then, as we all know, the equity markets collapsed in the fourth quarter and took our stock price – which was climbing as a result of our performance – down with the rest of the market. Because of our relatively high leverage, our stock was especially hard hit. We quickly adjusted our balanced strategy of growth and deleveraging and made debt reduction our primary objective.

Although many challenges remain, the board of directors and management believe the future of HealthSouth remains positive. First, we are the nation's largest provider of inpatient rehabilitative care and the patients we treat, for the most part, have medical conditions that require our services. The fact that most of our services are not discretionary means we should be able to grow our revenues even in this difficult environment. Second, we are managing our expenses to ensure we provide this care in a cost-effective manner, without jeopardizing quality. We have reduced our general and administrative expenses as a percent of our net operating revenues and fine-tuned our compensation and benefit programs to reflect current market conditions. Third, our liquidity is excellent. As of February 28, 2009, we had all $400 million available under our revolving credit facility. Fourth, we anticipate our Adjusted Consolidated EBITDA will be between $342 million and $352 million in 2009, which is adequate to continue our deleveraging while investing strategically in our business. Finally, we continue to focus on debt repayment as our top priority and do not face any near-term refinancing requirements. Our revolver matures in 2012, our term loan facility comes due in 2013, while our bonds are due in 2014 and 2016.

For the reasons outlined above, we believe HealthSouth will be able to weather the current economic environment. In fact, for 2009, we are forecasting 15-20% Adjusted EPS growth. To achieve these results, we will continue to focus on treating more patients in our hospitals and growing market share. We will continue to manage our costs to ensure strong operational performance. We will continue to re-pay our long-term debt. We will continue with our claims against our former auditors, Ernst & Young, and will apply any proceeds we recover to our capital structure for further deleveraging. Finally, we will continue to monitor market conditions and will adjust our strategy if circumstances dictate that we do so.

Sincerely,

Jon F. Hanson
Chairman
Board of Directors

Jay Grinney
President
Chief Executive Officer

* Non-GAAP measures are reconciled to GAAP results on the following pages.

Reconciliation of Net Income to Adjusted Income (Loss) from Continuing Operations and Adjusted Consolidated EBITDA

	Year Ended December 31,			
	2008	Per Share	2007	Per Share
	(In Millions, Except per Share Data)			
Net income	$ 252.4	$ 3.04	$ 653.4	$ 8.30
Income from discontinued operations	(17.6)	(0.21)	(455.1)	(5.78)
Income from continuing operations	234.8	2.83	198.3	2.52
Gain on UBS Settlement	(121.3)	(1.46)	–	–
Government, class action, and related settlements	(67.2)	(0.81)	(2.8)	(0.04)
Professional fees – accounting, tax, and legal	44.4	0.53	51.6	0.66
Loss on interest rate swap	55.7	0.67	30.4	0.39
Accelerated depreciation of corporate campus	10.0	0.12	–	–
Gain on sale of investment in Source Medical	–	–	(8.6)	(0.11)
Interest associated with UBS Settlement	(9.4)	(0.11)	–	–
Provision for income tax benefit	(70.1)	(0.84)	(322.4)	(4.10)
Estimated state tax expense	(5.0)	(0.06)	(5.0)	(0.06)
Adjusted income (loss) from continuing operations	71.9	0.87	(58.5)	(0.74)
Adjustment to GAAP EPS for dilution		(0.12)		0.10
Adjusted income (loss) from continuing operations per diluted share		$ 0.75		$ (0.64)
Estimated state tax expense	5.0		5.0	
Interest expense and amortization of debt discounts and fees, excluding interest associated with UBS Settlement	169.1		229.8	
Depreciation and amortization, excluding accelerated depreciation of corporate campus	73.8		76.2	
	319.8		252.5	
Other adjustments per the Company's Credit Agreement:				
Impairment charges, including investments	2.4		15.1	
Net noncash loss on disposal of assets	2.0		5.9	
Loss on early extinguishment of debt	5.9		28.2	
Gain on sale of investment in Source Medical	–		8.6	
Compensation expense under FASB Statement No. 123(R)	11.7		10.6	
Other	–		0.4	
Adjusted Consolidated EBITDA	$ 341.8		$ 321.3	
Weighted average common shares outstanding:				
Basic		83.0		78.7
Diluted		96.4		92.0

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Consolidated EBITDA

	For the Year Ended December 31, 2008	2007
	(In Millions)	
Net Cash Provided by Operating Activities	$ 227.2	$ 230.6
Compensation expense under FASB Statement No. 123(R)	11.7	10.6
Sarbanes-Oxley related costs	–	0.3
Provision for doubtful accounts	(27.8)	(33.6)
Professional fees-accounting, tax, and legal	44.4	51.6
Interest expense and amortization of debt discounts and fees	159.7	229.8
(Loss) gain on sale of investments	(1.4)	12.3
Equity in net income of nonconsolidated affiliates	10.6	10.3
Minority interests in earnings of consolidated affiliates	(29.8)	(31.4)
Amortization of debt discounts and fees	(6.5)	(7.8)
Amortization of restricted stock	(6.7)	(1.2)
Distributions from nonconsolidated affiliates	(10.9)	(5.3)
Stock-based compensation	(5.0)	(7.7)
Current portion of income tax benefit	(73.8)	(330.4)
Change in assets and liabilities	49.1	8.4
Change in government, class action, and related settlements liability	7.4	171.4
Other operating cash (provided by) used in by discontinued operations	(6.4)	13.2
Other	–	0.2
Adjusted Consolidated EBITDA	$ 341.8	$ 321.3

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results that we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage, and evaluate our business and make operating decisions. In addition, Adjusted Consolidated EBITDA is the key component of certain material covenants contained within our Credit Agreement. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is attached to our quarterly earnings release and which can be found, along with other financial information, at http://investor.healthsouth.com/financials.cfm.

These non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Therefore, these non-GAAP financial measures should not be considered a substitute for measures of financial performance or liquidity prepared in accordance with GAAP.

Board of Directors

JON F. HANSON
Chairman of the Board
HealthSouth Corporation
Chairman and Founder
The Hampshire Companies

EDWARD A. BLECHSCHMIDT
Director
Lionbridge Technologies, Inc.
Columbia Laboratories, Inc.
Diamond Foods, Inc.
VWR International, LLC

JOHN W. CHIDSEY
Chairman of the Board and Chief Executive Officer
Burger King Holdings, Inc.

DONALD L. CORRELL
President and Chief Executive Officer
American Water Works Company, Inc.

YVONNE M. CURL
Director
Nationwide Mutual Insurance Company
Charming Shoppes, Inc.
Welch Allyn, Inc.

CHARLES M. ELSON
Director, John L. Weinberg Center for Corporate Governance
University of Delaware

JAY GRINNEY
President and Chief Executive Officer
HealthSouth Corporation

LEO I. HIGDON, JR.
President
Connecticut College

JOHN E. MAUPIN, JR.
President and Chief Executive Officer
Morehouse School of Medicine

L. EDWARD SHAW, JR.
Senior Managing Director
Richard C. Breeden & Co.

Executive Officers

JAY GRINNEY
President and Chief Executive Officer

JOHN L. WORKMAN
Executive Vice President and Chief Financial Officer

JOHN P. WHITTINGTON
Executive Vice President, General Counsel and Corporate Secretary

MARK J. TARR
Executive Vice President, Operations

HEALTHSOUTH®

April 2, 2009

Dear Fellow Stockholder:

I am pleased to invite you to attend our 2009 annual meeting of stockholders of HealthSouth Corporation, to be held on Thursday, May 7, 2009, at 11:00 a.m., central time, at our corporate headquarters at 3660 Grandview Parkway (formerly One HealthSouth Parkway), Birmingham, Alabama.

We will review our 2008 performance and discuss our outlook for 2009 and respond to any questions you may have. We will also consider the items of business described in the Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials and in the Proxy Statement accompanying this letter. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about HealthSouth, its management and its directors.

Every stockholder's vote is important to us. Even if you plan to attend the Annual Meeting in person, please promptly vote by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy. If you plan to attend the annual meeting in person, you must provide proof of share ownership, such as an account statement, and a form of personal identification in order to be admitted to the meeting.

On behalf of the directors, management and employees of HealthSouth, thank you for your continued support of and ownership in our Company.

Sincerely,

Jon F. Hanson
Chairman of the Board of Directors

HEALTHSOUTH CORPORATION

Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials

TIME	11:00 a.m., central time, on Thursday, May 7, 2009
PLACE	HEALTHSOUTH CORPORATION Corporate Headquarters 3660 Grandview Parkway (formerly One HealthSouth Parkway), Suite 200 Birmingham, Alabama 35243 Directions to the annual meeting are available by calling investor relations at (205) 968-6400
ITEMS OF BUSINESS	(1) To elect ten directors to the board of directors to serve until our 2010 annual meeting of stockholders. • **The Board of Directors recommends a vote FOR each nominee.** (2) To ratify the appointment by the Audit Committee of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm. • **The Board of Directors recommends a vote FOR ratification.** (3) To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a stockholder of record of HealthSouth on March 19, 2009.
PROXY VOTING	Your vote is important. Please vote in one of these ways: (1) Via internet: Go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; (2) By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; (3) In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or (4) Submit a ballot in person at the annual meeting of stockholders.

Important Notice Regarding the Availability of Proxy Materials For the Stockholder Meeting to be Held on May 7, 2009

HealthSouth's Proxy Statement on Schedule 14A, form of proxy card, and 2008 Annual Report (including the 2008 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.

Birmingham, Alabama
April 2, 2009

John P. Whittington
Corporate Secretary

HEALTHSOUTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

HEALTHSOUTH CORPORATION
PROXY STATEMENT

INTRODUCTION

The annual meeting of stockholders of HealthSouth Corporation, a Delaware corporation ("HealthSouth," or also "we," "us," "our," or the "Company"), will be held on May 7, 2009, beginning at 11:00 a.m., central time, at our principal executive offices located at 3660 Grandview Parkway (formerly One HealthSouth Parkway), Birmingham, Alabama 35243. We encourage all of our stockholders to vote at the annual meeting, and we hope the information contained in this document will help you decide how you wish to vote at the annual meeting.

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2009 annual meeting and at any adjournment or postponement. At our annual meeting, stockholders will act upon the following proposals:

- To elect ten directors to the board of directors to serve until our 2010 annual meeting of stockholders;
- To ratify the appointment by the Audit Committee of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
- To transact such other business as may properly come before the 2009 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 2, 2009.

What do I need to attend the meeting?

Attendance at the 2009 annual meeting of stockholders is limited to stockholders. Registration will begin at 10:00 a.m. central time and each stockholder will be asked to present a valid form of personal identification. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting will be provided at the meeting.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in our record books as owning shares of HealthSouth as of the close of business on March 19, 2009, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of the record date, there were 88,312,632 shares of our common stock issued and outstanding and 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock issued and outstanding. Our preferred stock is convertible at the option of the holder at any time into shares of common stock at an initial conversion rate of 32.7869 shares of common stock per share of preferred stock, or an aggregate of 13,114,760 shares of common stock. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock and our preferred stock are our only classes of outstanding voting securities. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting. Each share of preferred stock is entitled to one vote on each matter properly brought before the annual meeting voting together with the common stock.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Mellon Investor Services, LLC, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote at the annual meeting if you later decide to attend in person.

Shares held beneficially in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 6, 2009. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have your proxy card in hand when accessing the web site.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on the proxy card. Please have your proxy card in hand when you call.

- BY MAIL – You may do this by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named on your proxy will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K") are available at http://www.proxyvote.com. If you are a stockholder of record and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2008 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at http://investor.healthsouth.com. **The 2008 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary.**

Rules adopted by the Securities and Exchange Commission, or the "SEC," permit the Company to provide stockholders with proxy materials electronically instead of in paper form, even if they have not made an election to receive the material electronically. If we decide to take advantage of this electronic delivery alternative in the future, stockholders will receive a Notice of Internet Availability of Proxy Materials with instructions on how to access the material on the internet.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time prior to the close of voting at the annual meeting by:

- filing with our Corporate Secretary at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243 a signed, original written notice of revocation dated later than the proxy you submitted,

- submitting a duly executed proxy bearing a later date,

- voting by telephone or internet on a later date, or

- attending the annual meeting and voting in person.

In order to revoke your proxy, we must receive an original notice of revocation of your proxy at the address above sent by U.S. mail or overnight courier. You may not revoke your proxy by any other means. If you grant a proxy, you are not prevented from attending the annual meeting and voting in person. However, your attendance at the annual meeting will not by itself revoke a proxy you have previously granted; you must vote in person at the annual meeting to revoke your proxy.

If your shares are held in a stock brokerage account or by a bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee.

All shares that have been properly voted and not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

In accordance with notices previously sent to stockholders, we are delivering one annual report that includes a proxy statement in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of proxy materials. Householding is intended to reduce our printing and postage costs. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting the office of investor relations at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, or by calling (205) 968-6400.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Is there a list of stockholders entitled to vote at the meeting?

A complete list of stockholders entitled to vote at the meeting will be open for examination by our stockholders for any purpose germane to the meeting, during regular business hours, for ten days prior to the meeting, at the meeting place.

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on the record date, 88,312,632 shares of our common stock and 400,000 shares of our preferred stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

What is the recommendation of the board of directors?

Our board of directors recommends a vote:

- **"FOR" the election of each of our ten nominees to the board of directors; and**

- **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for the proposals are as follows:

- Each nominee for director named in Proposal One will be elected if the votes for the nominee exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes.

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not be counted for or against the proposal.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the election of directors and the ratification of an independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "non-discretionary" matter which includes any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting, either because you attend the annual meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the annual meeting. You should consult your broker if you have questions about this.

The affirmative vote of at least a majority of our issued and outstanding shares present, in person or by proxy, and entitled to vote at the annual meeting will be required to approve any stockholder proposal validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will be counted and will have the same effect as a vote against any stockholder proposal. There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the annual meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock and preferred stock are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting and publish final results in our Quarterly Report on Form 10-Q for the second quarter of 2009.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse them the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you have any questions, need additional copies of the proxy materials, or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

Our board of directors currently consists of ten members. Our board of directors proposes that each of the ten nominees listed below be elected at the annual meeting as members of our board of directors, to serve until our 2010 annual meeting of stockholders. Each director nominee named in Proposal One will be elected if the votes for the nominee exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Information relating to each of the director nominees proposed for election by our board of directors is set forth below.

Name	Age	Position	Date Became Director
Edward A. Blechschmidt*	56	Director; Member of Audit Committee (Chairman)	1/31/2004
John W. Chidsey*	46	Director; Member of Audit Committee	10/2/2007
Donald L. Correll*	58	Director; Member of Audit Committee and of Finance Committee (Chairman)	6/29/2005
Yvonne M. Curl*	54	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee	11/18/2004
Charles M. Elson*	49	Director; Member of Nominating/Corporate Governance Committee (Chairman)	9/9/2004
Jay Grinney	58	Director; President and Chief Executive Officer	5/10/2004
Jon F. Hanson*	72	Director; Chairman of the Board of Directors; Member of Finance Committee and of Nominating/Corporate Governance Committee	9/17/2002
Leo I. Higdon, Jr.*	62	Director; Member of Compensation Committee (Chairman) and of Finance Committee	8/17/2004
John E. Maupin, Jr.*	62	Director; Member of Nominating/Corporate Governance Committee and of Compliance/Quality of Care Committee (Chairman)	8/17/2004
L. Edward Shaw, Jr.*	64	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee	6/29/2005

* Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which a director was or is to be selected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such.

Edward A. Blechschmidt

Mr. Blechschmidt was chief executive officer for Novelis, Inc. from December 2006 to May 2007. He was chairman, chief executive officer and president of Gentiva Health Services, Inc., a leading provider of specialty pharmaceutical and home health care services, from March 2000 to June 2002. From March 1999 to March 2000, Mr. Blechschmidt served as chief executive officer and a director of Olsten Corporation. He served as president of Olsten Corporation from October 1998 to March 1999. He also served as president and chief executive officer of Siemens Nixdorf Americas and Siemens' Pyramid Technology from July 1996 to October

1998. Prior to Siemens, he spent more than 20 years with Unisys Corp., including serving as its chief financial officer. Mr. Blechschmidt currently serves as a director of Lionbridge Technologies, Inc., Columbia Laboratories, Inc., Diamond Foods, Inc., and VWR International, LLC.

John W. Chidsey

Mr. Chidsey is the chairman of the board of Burger King Holdings, Inc. and has served as chief executive officer and a member of its board of directors since April 2006. From September 2005 until April 2006, he served as president and chief financial officer. He served as president, North America, from June 2004 to September 2005, and as executive vice president, chief administrative and financial officer from March 2004 until June 2004. Prior to joining Burger King, Mr. Chidsey served as chairman and chief executive officer for two corporate divisions of Cendant Corporation: the Vehicle Services Division that included Avis Rent A Car, Budget Rent A Car Systems, PHH and Wright Express and the Financial Services Division that included Jackson Hewitt and various membership and insurance companies. Prior to joining Cendant, Mr. Chidsey served as the director of finance of Pepsi-Cola Eastern Europe and the chief financial officer of PepsiCo World Trading Co., Inc. Mr. Chidsey currently serves on the Board of Trustees for Davidson College in Davidson, North Carolina. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar Association.

Donald L. Correll

Mr. Correll is president and chief executive officer of American Water Works Company, Inc., the largest and most geographically diversified provider of water services in North America. Between August 2003 and April 2006, Mr. Correll served as president and chief executive officer of Pennichuck Corporation, a publicly traded holding company which, through its subsidiaries, provides public water supply services, certain water related services, and certain real estate activities, including property development and management. From 1991 to 2001, Mr. Correll served as chairman, president and chief executive officer of United Water Resources, Inc., a water and wastewater utility company. Prior to 1991, Mr. Correll spent nearly 15 years with United Water, including serving as its chief financial officer. From 2001 to 2003, Mr. Correll served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions, and investments in the water services sector. Mr. Correll served as a director of Interchange Financial Services from 1994 to 2007 and currently serves as a director and Audit Committee member of New Jersey Resources Corporation. Mr. Correll currently serves as a member of the USEPA Environmental Financial Advisory Board.

Yvonne M. Curl

Ms. Curl is a former vice president and chief marketing officer of Avaya, Inc., which position she held from October 2000 through April 2004. Before joining Avaya, Ms. Curl was employed by Xerox Corporation beginning in 1976, where she held a number of middle and senior management positions in sales, marketing and field operations, culminating with her appointment to corporate vice president. Ms. Curl currently serves as a director of Nationwide Mutual Insurance Company, Charming Shoppes, Inc., and Welch Allyn, Inc.

Charles M. Elson

Mr. Elson holds the Edgar S. Woolard, Jr. Chair in Corporate Governance and has served as the director of the John L. Weinberg Center for Corporate Governance at the University of Delaware since 2000. Mr. Elson has served on the National Association of Corporate Directors' Commissions on Director Compensation, Executive Compensation and the Role of the Compensation Committee, Director Professionalism, CEO Succession, Audit Committees, Governance Committee, Strategic Planning, and Director Evaluation. He was a member of the National Association of Corporate Directors' Best Practices Council on Coping with Fraud and Other Illegal Activity and he presently serves on that organization's Advisory Council. In addition, Mr. Elson serves as vice chairman of the American Bar Association's Committee on Corporate Governance and was a member of the American Bar Association's Committee on Corporate Laws. Mr. Elson has been Of Counsel to the law firm of Holland & Knight LLP from 1995 to the present.

Jay Grinney

Mr. Grinney was named our president and chief executive officer on May 10, 2004. From June 1990 to May 2004, Mr. Grinney served in a number of senior management positions with HCA, Inc., or its predecessor companies, in particular, serving as president of HCA's Eastern Group from May 1996 to May 2004, president of the Greater Houston Division from October 1993 to April 1996 and as chief operating officer of the Houston Region from November 1992 to September 1993. Before joining HCA, Mr. Grinney held several executive positions during a nine year career at the Methodist Hospital System in Houston, Texas.

Jon F. Hanson

Mr. Hanson is the chairman and founder of The Hampshire Companies and has over 50 years of experience in the real estate industry. Mr. Hanson was named non-executive Chairman of the Board of HealthSouth, effective October 1, 2005. From 1994 through 2005, Mr. Hanson served as chairman of the National Football Foundation and College Hall of Fame, Inc. He now serves as chairman emeritus. Since 1991, Mr. Hanson has served as a director, and now serves as the lead director, of Prudential Financial Corp. He also served for 20 years as a director, and now serves as an honorary director, of the Hackensack University Medical Center. Mr. Hanson currently serves as chairman of the board of Pascack Community Bank and as a director of Yankee Global Enterprises.

Leo I. Higdon, Jr.

Mr. Higdon has served as president of Connecticut College since July 1, 2006. He served as the president of the College of Charleston from October 2001 to June 2006. Between 1997 and 2001, Mr. Higdon served as president of Babson College in Wellesley, Massachusetts. He also served as dean of the Darden Graduate School of Business Administration at the University of Virginia. His financial experience includes a 20-year tenure at Salomon Brothers, where he became vice chairman and member of the executive committee, managing the Global Investment Banking Division. Mr. Higdon also serves as a director of Eaton Vance Corp.

John E. Maupin, Jr.

Dr. Maupin is president and chief executive officer of the Morehouse School of Medicine located in Atlanta, Georgia, a position he has held since July 2006. Prior to joining Morehouse, Dr. Maupin held several other senior administrative positions including president and chief executive officer of Meharry Medical College from 1994 to 2006, executive vice president and chief operating officer of the Morehouse School of Medicine from 1989 to 1994, chief executive officer of Southside Healthcare, Inc. from 1987 to 1989, and Deputy Commissioner of Health of the Baltimore City Health Department from 1984 to 1987. Dr. Maupin currently serves as a director of LifePoint Hospitals, AIG Retirement Companies, and Regions Financial Corp.

L. Edward Shaw, Jr.

Since March 1, 2006, Mr. Shaw has served as a senior managing director of Richard C. Breeden & Co., or affiliated companies engaged in investment management, strategic consulting, and governance matters. From September 2004 to January 2006, Mr. Shaw was Of Counsel with the international law firm of Gibson Dunn & Crutcher LLP. From January 1, 2004 to September 15, 2004, Mr. Shaw practiced law as a sole practitioner and served as Independent Counsel to the Board of Directors of the New York Stock Exchange on regulatory matters. From May 1999 to December 2003, Mr. Shaw served as general counsel of Aetna, Inc., one of the leading providers of health and group insurance benefits in the United States. Mr. Shaw also served as an executive vice president and member of the Office of the Chairman of Aetna from September 2000 to December 2003. Mr. Shaw also currently serves as a director of H & R Block, Inc., Mine Safety Appliances Co., and Covenant House, the nation's largest privately funded provider of crisis care to children.

Board Recommendation

The board of directors recommends that you vote "FOR" the election of all ten director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee selected the firm of PricewaterhouseCoopers LLP to be HealthSouth's independent registered public accounting firm for 2009, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. In this respect, the Audit Committee has concluded that the ability of PricewaterhouseCoopers LLP to perform services for HealthSouth is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee of our board of directors is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding preapproval of all audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve annually a resolution setting forth the expected services to be rendered and fees to be charged by our independent registered public accounting firm during the year. The Audit Committee must approve, in advance, any services or fees exceeding preapproved levels. The Audit Committee has delegated general preapproval authority to a subcommittee of which the chairman of the Audit Committee is the only member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of preapproved services. All requests for services that have not been preapproved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from HealthSouth.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2008 and 2007, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related, tax, and permitted non-audit services. In 2008 and 2007, all of the audit-related and other fees were preapproved. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2008 and 2007, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2008	2007
	(In Millions)	
Audit fees	$4.3[1]	$12.3[2]
Audit-related fees	0.1[3]	0.9[4]
Total audit and audit-related fees	4.4	13.2
Tax fees	–	–
All other fees	0.4[5]	3.8[6]
Total fees	$4.8	$17.0

(1) *Audit Fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2008; fees for professional services rendered for the review of financial statements included in our 2008 Form 10-Qs; and fees that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

(2) *Audit Fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2007; fees for professional services rendered for the review of financial statements included in our 2007 Form 10-Qs; and fees that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

(3) *Audit-Related Fees* – Represents aggregate fees paid or accrued for professional services rendered primarily in connection with our June 2008 equity offering.

(4) *Audit-Related Fees* – Represents aggregate fees paid or accrued for professional services rendered for the carveout financial statement audits of our surgery centers, outpatient, and diagnostic divisions for the year ended December 31, 2006.

(5) *All Other Fees* – Represents fees for all other products and services provided by our independent registered public accounting firm that do not fall within the previous categories. More specifically, these fees primarily include amounts paid to PricewaterhouseCoopers LLP for services as our Independent Review Organization, as stipulated in the December 2004 Corporate Integrity Agreement.

(6) *All Other Fees* – Represents fees for all other products and services provided by our independent registered public accounting firm that do not fall within the previous categories. More specifically, these fees include amounts paid to PricewaterhouseCoopers LLP for services as our Independent Review Organization, as stipulated in the December 2004 Corporate Integrity Agreement. It also includes fees for professional services for transaction support associated with the divestitures of our surgery centers, outpatient, and diagnostic divisions.

Board Recommendation

The board of directors and the Audit Committee recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm for 2009.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines, which provide, among other things, that each member of our board of directors will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the Corporate Governance Guidelines and in our By-Laws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board of directors for approval.

Code of Ethics

We have adopted Standards of Business Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; to promote compliance with all applicable rules and regulations that apply to us and our officers and directors; to promote the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and to promote accountability for adherence to the code. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on our website promptly following the date of such amendment or waiver.

Corporate Website

We maintain a "Corporate Governance" section on our website where you can find copies of our principal governance documents, including our code of ethics. Our "Corporate Governance" section is located at http://investor.healthsouth.com and includes the following documents, among others:

- Charter of the Audit Committee
- Charter of the Compensation Committee
- Charter of the Compliance/Quality of Care Committee
- Charter of the Finance Committee
- Charter of the Nominating/Corporate Governance Committee
- Standards of Business Conduct
- Corporate Governance Guidelines

Additionally, our stockholders may obtain, without charge, copies of the documents listed above upon written request to: HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary.

Board Policy Regarding Voting for Directors

We have implemented a majority vote standard in the election of directors. In addition, we have adopted a policy whereby any incumbent director nominee who receives a greater number of votes "against" his or her election than votes "for" such election will tender his or her resignation for consideration by the Nominating/ Corporate Governance Committee. The Nominating/Corporate Governance Committee will recommend to the board of directors the action to be taken with respect to such offer of resignation.

Communications to Directors

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-management director may do so by writing to the address listed below:

HEALTHSOUTH CORPORATION
BOARD OF DIRECTORS
P.O. BOX 382827
BIRMINGHAM, ALABAMA 35238
ATTENTION: [Addressee*]

* Including the name of the specific addressee(s) will allow us to direct the communication to the intended recipient.

All communications received as set forth in this paragraph will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board of directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Board Structure and Director Nominations

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Members of our board of directors are kept informed of our business through discussions with our chief executive officer and other officers, by reviewing materials provided to them, by visiting our offices, and by participating in meetings of the board of directors and its committees.

The board of directors met six times during 2008. Each incumbent member of the board of directors attended 80% or more of the aggregate of the meetings of the board of directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, it is our policy that directors are expected to attend the annual meeting of stockholders. The members of the board of directors generally hold a meeting immediately following the annual meeting of stockholders. Thus, the annual meeting of stockholders and the board of directors meeting are held at the same location to further facilitate and encourage the directors to attend the annual meeting of stockholders. All members of our board of directors attended the annual meeting in 2008, except for Yvonne Curl and John Chidsey.

Criteria for Board Members

The Nominating/Corporate Governance Committee considers the following factors in evaluating the suitability of candidates and nominees to our board of directors:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

Director Nomination Process

The Nominating/Corporate Governance Committee of the board of directors developed a policy regarding director nominations ("Nominations Policy"). The Nominations Policy describes the process by which candidates for possible inclusion in HealthSouth's slate of director nominees are selected.

Internal Process for Identifying Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees (other than those proposed by stockholders, as discussed below). First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board. Second, the committee may from time to time use its authority under its charter to retain, at HealthSouth's expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Proposals for Director Nominees by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate.

In accordance with our By-Laws, any such nominations must be delivered or mailed to and received by the Nominating/Corporate Governance Committee, c/o the Corporate Secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders beneficially owning more than 5% of our voting common stock. For nominations for our 2010 annual meeting of stockholders, stockholder nomination must be delivered to or mailed and received at our principal executive offices on or after January 7, 2010 and not later than February 6, 2010.

Stockholder nominations must include certain prescribed information set forth in Section 3.4 of the By-Laws, as amended. Specifically, stockholder nominations must set forth: (1) as to each person whom the stockholder proposes to nominate for election as a director (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class or series and number of shares of our capital stock which are owned beneficially or of record by the person, (d) a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the board of directors, in accordance with the Corporate Governance Guidelines, and (e) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (2) as to the stockholder giving the notice (a) the name and record address of such stockholder, (b) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder, (c) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (d) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (e) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

The By-Laws will be provided to any stockholder by mail without charge upon request to the corporate secretary.

Evaluation of Candidates

The Nominating/Corporate Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. If, after the committee's initial evaluation, a candidate meets the criteria for membership, the chair of the Nominating/Corporate Governance Committee will interview the candidate and communicate the chair's evaluation to the other members of the committee, the chairman of the board and the chief executive officer. Later reviews will be conducted by other members of the committee and senior management. Ultimately, background and reference checks will be conducted and the committee will meet to finalize its list of recommended candidates for the board's consideration. The candidates recommended for the board's consideration will be those individuals that will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

Director Independence

Review of Director Independence

On February 19, 2009, the board of directors undertook its review of the independence of the nominees as independent directors based on our Corporate Governance Guidelines. During its review, the board of directors assessed whether any transactions or relationships exist currently or during the past three years existed between any director or any member of his or her immediate family and HealthSouth and its subsidiaries, affiliates, or our independent registered public accounting firm. The board of directors also examined whether there were any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of HealthSouth or their affiliates. In connection with this determination, on an annual basis, each director and executive officer is required to complete a Director and Officer Questionnaire which requires disclosure of any transactions with HealthSouth in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. The board of directors considered that in the ordinary course of business, transactions may occur between HealthSouth and its subsidiaries and companies at which some of our directors are or have been officers. In each case, the amount of transactions from these companies in each of the last three years did not approach the levels set forth in the Corporate Governance Guidelines. The board of directors also considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers, none of which approached the levels set forth in our Corporate Governance Guidelines.

Determination of Director Independence

Based on its review, the board of directors affirmatively determined that each of Edward A. Blechschmidt, John W. Chidsey, Donald L. Correll, Yvonne M. Curl, Charles M. Elson, Jon F. Hanson, Leo I. Higdon, Jr., John E. Maupin, Jr. and L. Edward Shaw, Jr. is an independent director in accordance with our Corporate Governance Guidelines. Mr. Grinney, who is our chief executive officer, was not deemed to be independent. Each of our directors other than Mr. Grinney also satisfies the definition of independence contained in Rule 303A.02 of the listing standards for the New York Stock Exchange (the "NYSE"). The board of directors also determined that:

- each member of the Audit Committee, the Compensation Committee, the Compliance/Quality of Care Committee, and the Nominating/Corporate Governance Committee was an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by the NYSE and other applicable laws and regulations;

- each member of the Audit Committee had accounting or related financial management expertise and was financially literate, and otherwise meets the audit committee membership requirements imposed by the NYSE, our Corporate Governance Guidelines, and other applicable laws and regulations; and that each of Mr. Blechschmidt, Mr. Chidsey and Mr. Correll qualify as an "audit committee financial expert" within the meaning of SEC regulations; and

- each member of the Compliance/Quality of Care Committee was an independent director under our Corporate Governance Guidelines.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the board of directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Standards of Director Independence

Under the listing standards adopted by the NYSE, a director will be considered "independent" and found to have no material relationship with the Company if during the prior three years:

- The director has not been an employee of the Company or any of its subsidiaries, and no immediate family member of the director has been an executive officer of the Company;

- Neither the director nor an immediate family member of the director has received more than $120,000 per year in direct compensation from the Company other than director and committee fees and pension or other forms of direct compensation for prior service (provided such compensation is not contingent in any way on future service);

- Neither the director nor an immediate family member of the director has been affiliated with or employed by a present or former internal or external auditor of the Company;

- Neither the director nor an immediate family member of the director has been employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; and

- The director has not been an executive officer or employee, and no immediate family member of the director has been an executive officer, of a company that makes payments to or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

Committees of the Board of Directors

Committee Memberships and Meetings

Our board of directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the board of directors: Audit Committee, Compensation Committee, Compliance/Quality of Care Committee, Finance Committee, and Nominating/Corporate Governance Committee. The following table shows the number of meetings and the membership of each board committee as of December 31, 2008.

	Audit Committee	Compensation Committee	Compliance/ Quality of Care Committee	Finance Committee	Nominating/ Corporate Governance Committee
Number of Meetings in 2008:	6	6	4	9	5
Edward A. Blechschmidt	Chair				
John W. Chidsey	X				
Donald L. Correll	X			Chair	
Yvonne M. Curl		X	X		
Charles M. Elson					Chair
Jon F. Hanson				X	X
Leo I. Higdon, Jr.		Chair		X	
John E. Maupin, Jr.			Chair		X
L. Edward Shaw, Jr.		X	X		

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee's purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, internal control, and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board of directors in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;
- appoint, compensate, replace, retain, and oversee the work of our independent auditor;
- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;
- discuss our quarterly financial statements and annual audited financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of the Company's internal control over financial reporting, and make recommendations to the board of directors regarding the filing of such statements with the SEC;
- discuss earnings press releases with management and our independent auditor, make recommendations to the board of directors regarding the filing of such press releases, and discuss financial information and earnings guidance provided to analysts and rating agencies;

- discuss processes with respect to risk assessment and risk management;
- set clear hiring policies for employees or former employees of our independent auditor; and
- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting, to review the Inspector General's periodic reports and to set compensation for the Inspector General and its staff.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Audit Committee concluded that, during 2008, it satisfied its duties and responsibilities under its charter.

Compensation Committee

The Compensation Committee's purpose and objectives are to oversee our compensation and employee benefit objectives, plans and policies and to review and recommend to the independent members of the board of directors the individual compensation of our executive officers in order to attract and retain high-quality personnel to better ensure our long-term success and the creation of long-term stockholder value. The specific responsibilities of the Compensation Committee are, among others, to:

- review and approve, with respect to the individual compensation of our executive officers, our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans, to amend, or recommend that the board of directors amend, such programs, policies, goals or objectives, and act as (or designate) an administrator for such plans as may be required;
- review and approve (or recommend to the board of directors) corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers and evaluate the performance of the chief executive officer and other executive officers in light of those goals and objectives;
- determine and approve, together with the other independent directors, the base compensation level and incentive compensation level for the chief executive officer;
- determine and approve the base compensation levels and incentive compensation levels for the other executive officers;
- review and discuss with management the Company's Compensation Discussion and Analysis, and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board of directors in the case of the chief executive officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer of the Company; and
- review and recommend to the board of directors fees and retainers for non-employee members of the board and non-employee members and chairpersons of committees of the board.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. As discussed in further detail under "Role of Compensation Consultant" on page 25, the Compensation Committee engaged the independent compensation consultant, Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co."), to assist it in its review and evaluation of executive compensation levels.

Compliance/Quality of Care Committee

The Compliance/Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating HealthSouth's compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients at our facilities. The primary objectives and responsibilities of the Compliance/Quality of Care Committee are to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;
- appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program, which is subject to our annual review, and approve, and perform, or have performed, an annual evaluation of the performance of the chief compliance officer and the compliance office;
- review and approve annually the quality program description and the performance of the chief medical officer and the quality of care program;
- monitor the Company's compliance with any corporate integrity agreement or similar undertaking, with the U.S. Department of Health and Human Services Office of Inspector General, or any other government agency;
- review periodic reports from the compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and
- review periodic reports from the chief medical officer regarding the Company's efforts to advance patient safety and the quality of our medical and rehabilitative care.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are to review, evaluate, and make recommendations to the board of directors regarding HealthSouth's:

- capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities;
- plans for allocation and disbursement of capital expenditures;

- credit rating, activities with credit rating agencies, and key financial ratios;
- long-term financial strategy and financial needs;
- unusual or significant commitments or contingent liabilities; and
- plans to manage insurance and asset risk.

In addition to its other responsibilities, the committee oversees our major activities with respect to mergers, acquisitions and divestitures. The committee also reviews and evaluates, at least annually, the performance of the committee and its members. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- assist the board of directors in determining the appropriate characteristics, skills and experience for the individual members of the board of directors and the board of directors as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- make recommendations to the board regarding the composition of each standing committee of the board, to monitor the functioning of the committees of the board and make recommendations for any changes, review annually committee assignments and the policy with respect to rotation of committee memberships and/or chairpersonships, and report any recommendations to the board;
- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting of stockholders, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board; and
- develop and recommend to the board Corporate Governance Guidelines applicable to the Company that are consistent with applicable laws and listing standards and to periodically review those guidelines and to recommend to the board such changes as the committee deems necessary or advisable.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation of Directors

In 2008, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Edward A. Blechschmidt	120,000	90,006	–	–	210,006
John W. Chidsey	95,000	90,006	–	–	185,006
Donald L. Correll	105,000	90,006	–	–	195,006
Yvonne M. Curl	95,000	90,006	–	–	185,006
Charles M. Elson	105,000	90,006	–	–	195,006
Jon F. Hanson	195,000	90,006	–	–	285,006
Leo I. Higdon, Jr.	110,000	90,006	–	–	200,006
John E. Maupin, Jr.	105,000	90,006	–	–	195,006
L. Edward Shaw, Jr.	95,000	90,006	–	–	185,006

(1) The amounts reflected in this column are the retainer fees earned for service as a director for 2008, regardless of when such fees are paid. Retainer fees for the first quarter of 2009 are paid in December of 2008. Messrs. Hanson, Chidsey and Shaw elected to defer 50%, 100% and 100%, respectively, of their fees earned in 2008 under the Directors' Deferred Stock Investment Plan.

(2) Each non-employee director received an award of restricted stock units with a grant date fair value of $90,006 (5,532 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until the director ends his or her service on the board, as discussed in further detail under "2004 Amended and Restated Director Incentive Plan" on page 51. In prior years, non-employee directors received awards of restricted stock, which have since all vested. The value of stock awards listed in this column has been determined based on the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123 (Revised 2004), *Share-Based Payment*. This dollar amount recognized is the same as the grant date fair value for each award. The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies – Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2008 Form 10-K.

(3) The aggregate number of option awards outstanding at fiscal year end was as follows: Mr. Hanson (10,000). Other than Mr. Grinney, whose option awards are disclosed under the table entitled "Outstanding Equity Awards at December 31, 2008," no other directors had option awards outstanding at fiscal year end.

Our non-employee directors receive an annual cash retainer of $95,000. In addition to the cash retainer, the chairman of the board of directors and the chairperson of each committee receive additional compensation for his or her service as a chairperson. Currently, the chairman of the board receives an additional $100,000 per year to compensate for the enhanced responsibilities and time commitment associated with that position. The chairperson of the Audit Committee receives an additional $25,000 per year, the chairperson of the Compensation Committee receives an additional $15,000 per year, and the chairpersons of the Compliance/Quality of Care Committee, the Finance Committee, and the Nominating/Corporate Governance Committee each receive an additional $10,000 per year.

Beginning in 2008, our non-employee directors may elect to defer all or part of their cash retainer fees under our Directors' Deferred Stock Investment Plan. Elections are made prior to the beginning of the applicable year, and directors can only withdraw their participation effective at the beginning of the next year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Any dividends paid on our common stock are deemed to be invested in our common stock. Fees deferred under the plan are held in a "rabbi trust" by the plan trustee, and accordingly, the plan is treated as unfunded for federal tax purposes. Accounts in the plan are distributed in the form of our common stock upon termination from board service for any reason. In all cases, distributions generally will commence at least six months after the event triggering the distribution. As of December 31, 2008, the account balances under the plan were: Mr. Hanson's 5,682 shares, Mr. Chidsey's 5,557 shares, and Mr. Shaw's 5,557 shares.

In addition, under our 2004 Amended and Restated Director Incentive Plan, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $90,000, which units were granted at the time annual equity awards were granted to our executives and which units will be settled in shares of our common stock six months following the date such director ceases serving on our board of directors. In the future, we expect similar grants to be made annually under the 2008 Equity Incentive Plan, which is described under "Equity Compensation Plans" beginning on page 50.

In furtherance of the goal to align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted, equity ownership guidelines for senior management and members of the board of directors in May 2008. Each non-employee director should own equity equal in value to a minimum of two times the base annual retainer. Each non-employee director has five years from the date of adoption to comply with the guidelines. As of February 13, 2009, Messrs. Hanson, Blechschmidt, Elson, Shaw and Chidsey have satisfied the guidelines.

Mr. Grinney, who is the only director that is also an employee, receives no additional compensation for serving on the board.

Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware law (regarding unlawful payment of dividends); or
- for any transaction from which the director derives an improper personal benefit.

We believe these provisions are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of HealthSouth. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes of HealthSouth, the qualifications and selection of the independent registered public accounting firm engaged as HealthSouth's independent registered public accounting firm, and the performance of HealthSouth's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, HealthSouth's independent registered public accounting firm, is responsible for performing an independent audit of HealthSouth's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2008, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);

- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T; and

- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T, and discussed with PricewaterhouseCoopers LLP its independence from HealthSouth and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2008, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2009.

Audit Committee
Edward A. Blechschmidt (Chairman)
John W. Chidsey
Donald L. Correll

COMPENSATION COMMITTEE MATTERS

Scope of Authority

The Compensation Committee acts on behalf of the board of directors to establish the compensation of executive officers of the Company and provides oversight of the Company's compensation philosophy. The committee also acts as the oversight committee with respect to the Company's equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers.

Role of Compensation Consultant

To assist the Compensation Committee in its review and determination of executive compensation levels, the Compensation Committee engaged Frederic W. Cook & Co. The relationship between Frederic W. Cook & Co. and HealthSouth relates entirely to executive compensation work performed at the request of the Compensation Committee. Any other use of the Compensation Committee's consultant requires the prior approval of the Compensation Committee. Frederic W. Cook & Co. provided services only to our Compensation Committee and did not provide assistance to HealthSouth in any other capacity. The Compensation Committee has the sole authority over the engagement, or the release of the engagement, of its compensation consultant. The Compensation Committee has instructed Frederic W. Cook & Co. to:

- assist in evaluating executive compensation programs and executive officers' compensation;
- advise the Compensation Committee on compensation trends and best practices;
- provide third party input on plan design, selection of performance measures for annual and long-term incentives and the reasonableness of individual compensation awards; and
- review the content of the Compensation Discussion and Analysis in this proxy statement.

Management has separately engaged Towers Perrin as its compensation consultant. The scope of that engagement includes providing data on competitive compensation practices and review of, and assistance with, the Compensation Discussion and Analysis.

Role of Executive Officers and Management

The chief executive officer and the senior vice president of human resources formulate recommendations on matters of compensation philosophy, plan design, and the specific compensation recommendations for executive officers (other than the chief executive officer). The chief executive officer gives the Compensation Committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee with the assistance of its compensation consultant. The chief executive officer and the senior vice president of human resources attend Compensation Committee meetings but are not present for the independent sessions or for any discussion of their own compensation. The Compensation Committee, together with the other independent directors and without input from the chief executive officer, determines the chief executive officer's base compensation and incentive compensation.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is an officer or employee of HealthSouth. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other Company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Leo I. Higdon, Jr. (Chairman)
Yvonne M. Curl
L. Edward Shaw, Jr.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Compensation Committee (for purposes of this section only, we refer to it as the "Committee"), which is comprised solely of independent directors, acts on behalf of the board of directors to establish and oversee implementation of our executive compensation philosophy. In overseeing the annual and long-term compensation programs as well as the other benefit plans, the Committee seeks to create a remuneration and incentive program to align the interests of our management with those of our stockholders and to attract, motivate and retain executives who will enhance long-term stockholder value and HealthSouth's position as the preeminent provider of inpatient rehabilitative services in the United States.

Our executive compensation program should be viewed in light of the unique challenges we have faced, as well as our repositioning going forward. As we have discussed in prior years, our executive compensation programs previously placed an emphasis on compensating our executives for devoting substantial time and attention to matters outside the ordinary course of our business or, as we previously have described it, to resolving the "rocks in the road," which refer to various legal, financial, and operational challenges the Company faced resulting from the misconduct of prior management. The end of 2007 marked the successful resolution of virtually all of the legal, financial and operational challenges in connection with our corporate restructuring. Accordingly, our executive compensation programs have since transitioned to focusing on operating performance and the creation of long-term stockholder value. The ability to retain the executive officers who led the efforts to overcome the "rocks in the road" and who continue to guide the strategic repositioning of the Company has been a material consideration in our compensation decisions.

Throughout this proxy statement, the individuals who served as our chief executive officer and chief financial officer during the fiscal year ended December 31, 2008, as well as other individuals included in the Summary Compensation Table on page 42, are referred to as the "named executive officers" or "NEOs."

Determining Compensation

In determining appropriate compensation for our named executive officers and, by extension, our senior management team, the Committee evaluates the executives' total direct compensation, or "TDC," which consists of: (i) base salary; (ii) annual cash incentive; and (iii) long-term equity incentive. As described below, in determining the aggregate value of each executive's TDC, the Committee assesses the Company's performance, the executive's level of responsibility, the executive's contributions to the Company, competitive practices in the industry, and certain other factors relating to equity awards, such as the amount of awards generally available for grant under Company plans and the potential dilution and expense relating to such grants. The Committee also takes into consideration changes in the value (that is, the retentive value) of prior equity grants. The Committee does not rely solely on formulas or a limited set of criteria when it evaluates the performance of our executive officers. Rather, the Committee exercises its business judgment in applying quantitative and qualitative approaches, as described below in this Compensation Discussion and Analysis, to the facts and circumstances associated with each executive.

The Committee has authority to make decisions on base salary, annual cash incentives and long-term equity incentives for all of our NEOs except for the chief executive officer. For our chief executive officer, the Committee makes recommendations on those compensation elements to the independent directors of our board of directors, who then determine and approve the final terms of the chief executive officer's compensation. Both the Committee and the board of directors review and discuss the chief executive officer's compensation package during independent sessions. In determining the compensation package for our chief executive officer, the Committee and the independent directors of the board of directors assess our financial and operating performance for which the chief executive officer is ultimately responsible, as well as the chief executive officer's achievement of certain individual objectives set forth by the board, as described under "Individual Objectives" beginning on page 31.

To assess our NEOs' total direct compensation, the Committee reviews data from compensation surveys, including those produced by the current management consultant, Towers Perrin, and from publicly available compensation disclosures. This data is then reviewed by the Committee's independent consultant, Frederic W. Cook & Co. The Towers Perrin survey group consists of companies in health care and certain other industries that are included in the Standard & Poor's 500 Index and have annual revenues similar to ours. To the extent Towers Perrin decides to include companies in the survey that have outlying annual revenues in order to have a more meaningful sample size, the compensation data from those companies is adjusted based on commonly used statistical techniques to better correlate to data from companies with annual revenues similar to ours. For confidentiality reasons, Towers Perrin does not disclose to us the companies that are included in this survey. Our Towers Perrin survey group will be adjusted each year based on our most recent annual revenues at the time of the survey in order to obtain accurate market comparisons.

These sources provide data on levels of base salary, annual cash incentives and stock-based and other long-term incentives as well as information on compensation practices, such as the prevalence of types of compensation plans and the proportions of the components of the TDC package. The surveys are supplemented by publicly available information and input from Frederic W. Cook & Co. on other factors such as recent market trends. See "Role of Compensation Consultant" on page 25 regarding our use of compensation consultants.

Our executive compensation program targets TDC between the 50th and 65th percentiles of the competitive market (based on reported total compensation for the latest year available) that is derived from survey group data provided by Towers Perrin and peer group data from the Frederic W. Cook & Co. Executives may achieve higher levels of compensation for exceptional performance. The Committee believes this is the appropriate percentile range to attract and retain the kind of executive talent required to manage the company on a go-forward basis. The actual TDC for each of our NEOs for 2008 fell within that range.

At the end of the year, our chief executive officer provides the Committee performance evaluations for all executive vice presidents and certain senior vice presidents and, based on those evaluations and competitive compensation practices within the Towers Perrin survey group, makes recommendations to the Committee concerning their compensation. The Committee considers the chief executive officer's recommendations based on each senior executive's individual responsibilities, performance and overall contribution to the Company's results. See the discussion under "Role of Executive Officers and Management" on page 25. The Committee, pursuant to its charter, establishes base salaries and annual cash incentives for each senior executive other than the chief executive officer. For all of these senior executives, the Committee recommends long-term equity incentive awards to the board of directors for final approval.

In establishing performance objectives for our long-term equity awards, the Committee evaluates the Company's performance compared to the performance of other public health services companies. For this, the

Committee, with data and analysis provided by Frederic W. Cook & Co., uses a peer group of companies that the Committee believes are appropriate for comparison to the Company in terms of industry segment, revenue size and market capitalization. This peer group consists of the following companies: Amedisys, Chemed Corporation, Community Health Systems, Gentiva Health Services, Health Management Association, Kindred Healthcare Inc., Lifepoint Hospitals Inc., Lincare Holdings Inc., Odyssey Healthcare Inc., Psychiatric Solutions, Inc., Skilled Healthcare Group Inc., Sun Healthcare Group, Tenet Healthcare Group and Universal Healthcare Services. For performance share unit awards granted in 2008, our total stockholder return compared to that of the peer group was one metric for determining if an award will be earned at the end of the two-year performance period (2008 and 2009). See the discussion under "Restricted Stock and Performance Share Unit Awards" beginning on page 36. This peer group is also used for determining the competitive market practices within our industry for programs such as executive severance and change in control benefits.

Beginning with performance share unit awards made in 2009, the Committee will use the S&P Health Care Services Select Industry Index, or "S&P HCSI Index," as the benchmark for making total stockholder return performance comparisons under our performance-based restricted stock program. See the discussion under "Restricted Stock and Performance Share Unit Awards" beginning on page 36. The Committee believes the use of the S&P HCSI Index provides a more consistent and reliable data sample and eliminates the administrative difficulty of calculating total stockholder return for an ad hoc group of individual companies. The Committee believes that the companies comprising the S&P HCSI Index represent a more comprehensive list of healthcare providers and is a better standard against which performance can be measured.

The extreme volatility in the credit and equity markets, particularly in the second half of 2008, created unique challenges for the Committee in determining appropriate base pay adjustments, annual cash incentives and long-term equity grants for our NEOs, and, by extension, our entire senior management team. Although the Company met or exceeded essentially all of the performance expectations established by the board of directors at the beginning of 2008 as well as the guidance for 2008 it provided to the stockholders, the rapid deterioration of the credit and equity markets in the fourth quarter caused a significant decline in virtually all publicly traded companies' stock prices. Stocks of companies with large amounts of debt and high leverage were especially hard hit. HealthSouth, with its significant amount of debt and high leverage, was no exception.

As noted below, under "Assessing Achievement of Quantitative and Individual Objectives," the Company exceeded its earnings per share target and achieved 98.4% of its free cash flow target, both of which were performance objectives established by the board of directors for the 2008 Senior Management Bonus Plan.

To ensure that stockholders' and management's interests are aligned, the Committee has structured a significant component of each NEO's total direct compensation to include performance-based equity. As noted below, in the case of our chief executive officer, this component accounts for 64% of Mr. Grinney's TDC; for the other NEOs, this component accounts for an average of 42% of their TDC. Accordingly, all NEOs have experienced significant declines in the value of their previously awarded total direct compensation as a consequence of the recent equity market volatility and resulting decline in the stock price of HealthSouth.

In determining annual incentive compensation for 2008 and target long-term incentives set in 2009, the Committee considered the achievement of performance objectives, recognized the decline in the previously awarded TDC experienced by the NEOs and reviewed compensation summaries incorporating components of the NEOs' TDC for 2008, including salary, annual and long-term incentive pay, as well as the value of prior year equity awards and the potential payout obligations under our Executive Severance Plan and Change in Control Benefits Plan which are described under "Severance Arrangements" beginning on page 39.

Based on this comprehensive assessment, and in consultation with the Committee's independent consultant, the Committee and the board of directors determined that our 2008 executive compensation was reasonable and consistent with HealthSouth's compensation philosophy and objectives and that each named executive officer's total compensation is reasonable and consistent with his or her performance.

The next section, "Elements of Executive Compensation," describes how each named executive officer's total direct compensation was determined for 2008.

Elements of Executive Compensation

The elements of our executive compensation program include:

- base salary (cash);
- annual incentives (cash); and
- long-term incentives (equity).

Additionally, in 2008, our executives were eligible for the same benefits offered to other employees, including medical and dental coverage. Executives are also eligible to participate in our qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service ("IRS"). In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a non-qualified deferred 401(k) plan that mirrors the current qualified 401(k) plan. In addition to the standard benefits offered to all employees, we provide Mr. Grinney with additional long-term disability coverage. Other than the plans referenced here, we did not provide our executives with compensation in the form of a pension plan, non-qualified deferred compensation plan or a retirement plan nor do we expect to do so in the future.

In general, we aim to maintain a balance between cash and equity compensation, with a significant portion of cash compensation being performance-based. As an executive's responsibility increases, his or her total compensation mix will generally include a greater percentage of equity as well as a greater percentage of total compensation at risk. The pie charts below illustrate the compensation mixes in 2008 (excluding "Other Compensation" as disclosed in the Summary Compensation Table on page 42) for our named executive officers.

President and Chief Executive Officer



Long-Term Incentive 64%
Base Salary 15%
Annual Incentive 21%

Executive Vice Presidents



Long-Term Incentive 44%
Base Salary 31%
Annual Incentive 25%

Chief Medical Officer and Senior Vice President



Long-Term Incentive 21%
Base Salary 48%
Annual Incentive 31%

Base Salary (Cash)

We provide executives and other employees with base salary to compensate them for services rendered during the fiscal year. A number of factors are considered in determining executive base salaries, including the demands of the position, the executive's scope of responsibilities, an assessment of the executive's performance, the executive's experience and time in the position, internal equity and a competitive market assessment of similar roles at the companies in the Towers Perrin survey group. Generally, we target our executives' base salaries at the 50th percentile of similar positions at the companies in the Towers Perrin survey group. The Committee believes that variances of 10% from that target are within the competitive range. Messrs. Whittington and Workman were the only NEOs above this range. Their base salaries, in the opinion of the Committee, were appropriate given consideration of the factors described above, in particular the demands of that position at the

Company compared to the companies in the survey group, and the resolution of the "rocks in the road" discussed under "Compensation Philosophy and Objectives" on page 26, which include the corporate restructuring that resulted in our use of a comparison group of smaller revenue companies. Dr. Clohan's base salary was below the range. Base salaries are reviewed once per year and may be adjusted at the February meeting of our board of directors after considering the above factors.

At his recommendation, Mr. Grinney did not receive a base salary increase in 2008. Dr. Clohan received a 4% merit increase and a 5% increase in an effort to bring her within the competitive range for the survey group. The other NEOs received an average base salary increase of 2.9%. At the recommendation, and with the agreement, of our executive officers, neither the chief executive officer nor our executive vice presidents received a base salary increase in 2009. Dr. Clohan received a 3% increase for 2009 again in an effort to make her base salary more competitive.

Annual Incentives (Cash)

The 2008 Senior Management Bonus Plan, approved by our board of directors to incentivize and reward our executives and officers for annual performance, measures performance against three sets of pre-determined objectives: (1) quantitative objectives; (2) individual objectives; and (3) qualitative objectives. As noted below in the "Relative Weightings for Objectives" section, the Committee places significant emphasis on the achievement of the pre-determined quantitative objectives. While the 2007 Senior Management Bonus Plan tied compensation decisions more directly to operating performance measures based on certain Adjusted Consolidated EBITDA and margin rate targets, increases in discharge growth and remediating material weaknesses, the 2008 quantitative objectives focused specifically on earnings per share[5] and free cash flow[6] growth. Earnings per share and free cash flow growth are annual, internal metrics that the Committee believes are important in measuring progress toward our strategic objectives and furthering long-term value for our stockholders.

Target Cash Incentive Amount

Under the 2008 Senior Management Bonus Plan, the Committee first approves a target cash incentive opportunity for each executive officer, based upon a specific percentage of his or her base salary, as listed in the "Target Cash Incentive as a % of Salary" column in the table below. These target cash incentive opportunities are comparable to the median incentive level for similar positions in the Towers Perrin survey group.

Relative Weightings for Objectives

The Committee then assigns relative weightings (as a percentage of total cash incentive opportunity) to the corporate quantitative and individual objectives. The relative weightings of the corporate quantitative objectives and individual objectives described below take into account the executive's position in the Company, with the targets for executives with strategic responsibilities consisting of a higher corporate quantitative objectives weighting. The Committee decided to place greater emphasis on achievement of corporate quantitative objectives in 2009 for all NEOs and included a specific objective relating to not exceeding budgeted general and administrative expenses in the officer's department. Mr. Grinney's weightings, however, did not change as they are set consistent with his letter of understanding that is discussed under "Letter of Understanding with Jay Grinney" on page 45. The table below summarizes the target cash incentive and relative weightings of quantitative and individual objectives for each NEO under the Senior Management Bonus Plan.

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5 For 2008 Senior Management Bonus Plan purposes, earnings per share is calculated on a diluted share count basis by adjusting income from continuing operations for non-recurring items. In 2008, those items included income from discontinued operations; mark-to-market adjustments on our government, class action, and related settlement accrual; the net benefit to the Company from the UBS settlement; the loss on our interest rate swap; and the provision for income tax benefit. The diluted share count includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, stock options and warrants.

6 For 2008 Senior Management Bonus Plan purposes, free cash flow is calculated by subtracting cash interest expense and capital expenditures from Adjusted Consolidated EBITDA and then adding or subtracting the change in net working capital, as appropriate. For an explanation and reconciliation of Adjusted Consolidated EBITDA, see the discussion under the heading "Liquidity and Capital Resources – Adjusted Consolidated EBITDA" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our 2008 Form 10-K.

Named Executive Officer	Target Cash Incentive as a % of Salary	Relative Weighting as a % of Target Cash Incentive 2008 Plan		Relative Weighting as a % of Target Cash Incentive 2009 Plan		
		Corporate Quantitative Objectives	Individual Objectives	Corporate Quantitative Objectives	Corporate G&A Objectives	Individual Objectives
Jay Grinney	100%	80%	20%	80%	–	20%
John L. Workman	70%	70%	30%	80%	10%	10%
John P. Whittington	60%	60%	40%	80%	10%	10%
Mark J. Tarr	60%	60%	40%	80%	10%	10%
Dexanne B. Clohan, M.D.	50%	60%	40%	70%	10%	20%

Corporate Quantitative Objectives

The Committee then establishes certain quantitative objectives for the Company. The 2008 Senior Management Bonus Plan's quantitative objectives, relative weightings, and completion status as of December 31, 2008 are summarized in the table below.

Corporate Quantitative Goal	Relative Weighting	Completion Status
1. Meet or exceed earnings per share target of $0.01.	50%	1. Actual result was $0.49 per share.
2. Meet or exceed free cash flow target of $57.4 million.	50%	2. Actual result was $56.5 million.

Individual Objectives

For each named executive officer, with the exception of Mr. Grinney, we also specify two to five individual, measurable objectives, weighted according to importance. The independent members of the board of directors establish Mr. Grinney's individual objectives, and Mr. Grinney establishes the individual objectives for the other NEOs, subject to review by the Committee. The individual objectives reflect both objectives specific to each NEO's position and also corporate objectives. If the weighted average level of attainment for the corporate quantitative goals is less than 80%, then no payouts are made for individual objectives.

Mr. Grinney's individual objectives for 2008 consisted of strategic, financial, information technology and management development objectives. With respect to the other named executive officers, a formal assessment of each NEO's performance against his or her individual objectives is reviewed, assessed and approved by the Committee. Individual assessments are capped at 100% achievement. The following table describes each of Mr. Grinney's individual objectives, targeted results and completion status. For 2008, the independent members of the board of directors determined that Mr. Grinney achieved 90% of the following objectives based on an assessment of overall performance.

Strategic Objectives	Targeted Result	Completion Status
1. Complete development transactions consistent with 2008 budget requirements.	1. Proposed 2008 budget targets for net revenues and EBITDA for projects.	1. Partially achieved. Through August 2008, we were on pace to achieve the targets. We completed 3 acquisitions, began construction on 1 de novo hospital and received CONs for 2 de novo hospitals. In the third quarter, we amended our strategy to place greater emphasis on deleveraging in light of the weakening credit market and economy and in connection with that change, we discontinued certain projects. As a consequence of this change, we did not achieve 100% of budgeted targets.
2. Develop appropriate go-forward capital structure alternatives and recommendations.	2. Present capital structure alternatives and recommendations to the Finance Committee no later than the July 29, 2008 meeting.	2. Achieved. Capital structure plan presented; deleveraging via secondary equity offering recommended to and approved by board of directors at its May 2008 meeting.
3. Update, and refine as necessary, the company's strategic plan – focusing on appropriate acquisition targets/ opportunities.	3. Present strategic plan update to the board no later than the October 30, 2008 meeting.	3. Achieved. Strategic plan presented to the board at its October 2008 meeting.

Financial/Operational Objectives	Targeted Result	Completion Status
1. Meet or exceed Budgeted discharges.	1. Budgeted total discharges met or exceeded by December 31, 2008.	1. Partially achieved. As discussed above, in the third quarter, we amended our strategy to place greater emphasis on deleveraging. As a consequence of this change, we exceeded target for same existing store discharges but did not achieve 100% of budgeted target because discharges for development transactions did not reach target.
2. Decrease G&A as percentage of Net revenues.	2. G&A ≤4.75% of Net Revenue for 2008.	2. Not achieved. G&A expenses were 5.1% of Net Revenue for 2008.

Information Technology Objectives	Targeted Result	Completion Status
1. Implement the standardized clinical information documentation template in all hospitals.	1. Standardized template installed in all hospitals by December 31, 2008.	1. Achieved. Standardized plan of care template installed in all hospitals by October 2008.
2. Prepare feasibility study and specific recommendations regarding an Electronic Clinical Information System ("ECIS").	2. Feasibility study, with recommendations, presented to board no later than the October 30, 2008 meeting.	2. Achieved. Feasibility study completed; implementation deferred due to significant capital costs of ECIS and desire to preserve cash in current economic environment.

Human Capital Objectives	Targeted Result	Completion Status
1. Reduce annualized registered nurse and therapy turnover.	1. Reduce registered nurse and therapy turnover by 30% by year-end.	1. Partially achieved. Therapist turnover decreased by approximately 34% but registered nurse turnover only decreased by approximately 14%.
2. Develop a diversity strategy for implementation by April 1 to include data tracking, leadership and staff training, community involvement, specific diversity targets for recruiting, retention and vendor selection.	2. Implement plan by April 1, 2008.	2. Achieved. Diversity Plan completed and implementation begun by April 2008.
3. Develop and implement a "Management Development Plan" for hospital CEOs.	3. Implement plan by July 1, 2008.	3. Achieved. Management development plan implemented by July 1, 2008.

The individual objectives for each other named executive officer were closely related, and similar, to the corporate quantitative and qualitative objectives described in this "Annual Incentives (Cash)" section but specifically tailored to the functional responsibilities of that NEO. Accordingly, the ability of each NEO to achieve his or her individual objectives and the targeted results closely mirrored the Company's ability to achieve its quantitative and qualitative objectives and targeted results. For 2008, the Committee concurred with Mr. Grinney as follows: Mr. Workman achieved 95% of his individual objectives based on an assessment of his overall performance; Mr. Whittington achieved 95% of his individual objectives based on an assessment of his overall performance; Mr. Tarr achieved 95% of his individual objectives based on an assessment of his overall performance; Dr. Clohan achieved 96% of her individual objectives based on an assessment of her overall performance.

Assessing Achievement of Corporate Quantitative and Individual Objectives

After the close of the year, the Committee assesses performance against the corporate quantitative and individual objectives for each named executive officer to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each of those objectives. To reward exceptional performance, the Committee created an opportunity for the NEOs to receive a "maximum payout level" in the event actual results meet or exceed a predetermined maximum objective for earnings per share and free cash flow. This maximum payout opportunity is consistent with the maximum payout opportunity of the majority of companies included in the Towers Perrin survey group.

Outlined in the table below are the payout levels and corresponding payout multipliers for the quantitative objectives in plan year 2008.

Incentive Payout Level	**EPS Results**	**Free Cash Flow Results**	**2008 Payout Multiple (% of Target)**
Maximum	≥ $0.23	≥ $82.2 million	200%
Target	$0.01	$57.4 million	100%
Threshold	($0.21)	$32.6 million	50%
Not eligible	< ($0.21)	< $32.6 million	0%

It is important to note the following:

- The performance measures can be achieved independent of each other.
- If results attained are less than threshold (85% of the target goal) for a component of the corporate quantitative objectives, then no payout for that component of corporate quantitative objectives occurs.
- As results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above. For example, in 2008 the free cash flow result, $56.5 million, is approximately $0.9 million below the target level ($57.4 million). The difference between actual free cash flow and targeted free cash flow of $0.9 million is 3.6% of $24.8 million, the difference between the target level and the threshold level ($57.4 million-$32.6 million). On a percentage basis, 3.6% of the difference between the target and threshold payment multiples (100%-50%) is 1.8%. Thus, the corresponding payout multiple for free cash flow is 98.2% (100%-1.8%).
- For 2008, earnings per share of $0.49 exceeded the maximum level of the earnings per share objective, so the related payout multiple was 200%.

The same analysis is used for payout of corporate quantitative objectives for all NEOs. Based on the equal weighting of the two quantitative objectives and each executive's total incentive opportunity, the table below sets out the bonus payment determinations for each NEO relating to corporate quantitative objectives.

2008 Senior Management Bonus Plan
Payouts for Quantitative Objectives

Named Executive Officer	2008 Target Bonus for EPS Objective (50% of total) ($)	Actual EPS Payout Level	Bonus Payment Based on EPS Results ($)	2008 Target Bonus for FCF Objective (50% of total) ($)	Actual FCF Payout Level	Bonus Payment Based on FCF Results ($)	Total Payout for Quantitative Objectives ($)
Jay Grinney	400,000	200%	800,000	400,000	98.2%	392,800	1,192,800
John L. Workman	149,898	200%	299,796	149,898	98.2%	147,200	446,996
John P. Whittington	94,860	200%	189,720	94,860	98.2%	93,153	282,873
Mark J. Tarr	77,277	200%	154,554	77,277	98.2%	75,886	230,440
Dexanne B. Clohan, M.D.	46,652	200%	93,304	46,652	98.2%	45,812	139,116

The cash incentive attributable to individual objectives is determined by multiplying the relative weighting of each NEO's individual objectives as a percentage of the applicable target cash incentive by the target cash incentive amount by the percentage of the individual goals achieved by that NEO. For example, Mr. Grinney's achievement of his individual objectives accounts for 20% of his total target cash incentive ($1,000,000), which would equal $200,000. For 2008, the Committee and the independent members of the board of directors determined that Mr. Grinney achieved 90% of his individual objectives, so the related payout was $180,000.

Qualitative Objectives

The Committee and the board of directors believe that quantitative objectives and results alone do not always provide a complete picture of overall performance. Therefore, once the payout level for quantitative objectives and individual objectives is determined, the Committee then may use achievement of certain qualitative objectives to increase or decrease overall annual incentive payouts as the Committee deems appropriate in its discretion. However, as noted above, if the weighted average level of attainment for the corporate quantitative objectives is less than 80%, none of the target cash incentive is paid, even if all individual objectives and qualitative objectives are met.

Our qualitative objectives for 2008 and their completion status as of December 31, 2008 are summarized in the table below. The Committee concluded that for 2008 no adjustments for qualitative objectives were necessary.

2008 Qualitative Objectives	Completion Status
1. Fully implement the TeamWorks Sales & Marketing initiative in all hospitals by October 1, 2008.	1. Achieved. All installations completed by October 1, 2008.
2. Meet or exceed the development goal of launching a minimum number of new inpatient rehabilitation hospitals including *de novos*, joint ventures or acquisitions.	2. Partially achieved. Through August 2008, we were on pace to achieve the targets. We completed three acquisitions, began construction on one de novo hospital and received CONs for two de novo hospitals. In the third quarter, we amended our strategy to place greater emphasis on deleveraging in light of the weakening credit market and economy and in connection with that change, we discontinued certain projects. As a consequence of this change, we did not achieve 100% of budgeted targets.
3. Evaluate the existing Bank Credit Agreement for potential modifications or determine appropriate additional deleveraging capital structure alternatives by October 1, 2008.	3. Achieved. Evaluation and deleveraging alternatives presented to the board; deleveraging via secondary equity offering presented to and approved by board of directors at its May 2008 meeting.
4. Fully implement the TeamWorks Non-Clinical Patient Support Services initiative in all hospitals by the end of 2008.	4. Achieved. Non-Clinical Patient Support Services installation complete in August 2008.

2008 Qualitative Objectives	Completion Status
5. Reduce registered nurse and therapy turnover by 30% by year-end.	5. Partially achieved. Therapist turnover decreased by approximately 38% but registered nurse turnover only decreased by approximately 12%.
6. Develop a diversity strategy for implementation by April 1, 2008 to include data tracking, leadership and staff training, community involvement, specific diversity targets for recruiting, retention and vendor selection.	6. Achieved. Diversity Plan completed and implementation begun by April 2008.
7. Implement the standardized clinical information documentation template in all hospitals and prepare feasibility study and specific recommendations regarding an Electronic Clinical Information System by year end.	7. Achieved. Standardized plan of care template installed in all hospitals by October 2008 and feasibility study and recommendations presented by year end.
8. Ensure no material weaknesses identified in 2008.	8. Achieved. No material weaknesses identified in 2008.
9. Fully implement the new PeopleSoft General Ledger system and complete the evaluation of other modules by July 1, 2008.	9. Achieved. Implementation complete in first quarter and 3-year plan established for other modules.
10. Achieve improvement in accounts receivable days over 2007 by the end of 2008.	10. Achieved. Average days outstanding improved 0.5 days.

Total Cash Incentive Payments for 2008

As discussed under "Determining Compensation" beginning on page 26, the Committee believes the degree of achievement of the quantitative, individual and qualitative objectives warranted cash incentive payments because these payments were consistent with our executive compensation philosophy in that they rewarded management for achieving specific annual objectives that strengthened the Company's position in our industry and promoted long-term value for our stockholders. The Committee also considered that the Company met or exceeded all of the guidance for 2008 it provided to the stockholders. The Committee made the cash incentive determinations at its February 2009 meeting and the independent members of the board of directors approved the determination of Mr. Grinney's incentive payments. These amounts were paid in February 2009 and are listed below and in the Summary Compensation Table on page 42.

2008 Senior Management Bonus Plan Payouts

Named Executive Officer	Title	Corporate Quantitative Objective Portion ($)	Individual Objective Portion ($)	Qualitative Objective Adjustment ($)	Total Payout ($)
Jay Grinney	President and Chief Executive Officer	1,192,800	180,000	0	1,372,800
John L. Workman	Executive Vice President and Chief Financial Officer	446,996	122,060	0	569,056
John P. Whittington	Executive Vice President, General Counsel and Secretary	282,873	120,156	0	403,029
Mark J. Tarr	Executive Vice President, Operations	230,440	97,885	0	328,325
Dexanne B. Clohan, M.D.	Chief Medical Officer and Senior Vice President	139,116	59,714	0	198,830

Long-term Incentives (Equity)

To ensure senior management's interests are aligned with those of stockholders, the Committee has structured a significant component of each senior executive's total direct compensation in the form of long-term equity awards. The Committee believes that such grants help focus executive attention on managing the business effectively, retaining senior management and ensuring that strategic and operational decisions are based on considerations that align the long-term interests of senior management with the stockholders. In 2008, our stockholders approved the 2008 Equity Incentive Plan that replaced our 1998 Restricted Stock Plan and our 2005 Equity Incentive Plan. Certain option, restrict stock and performance share unit grants remain outstanding under these two plans.

The 2008 Equity Incentive Plan provides participants in the plan at all officer levels with the opportunity to earn restricted stock and, for the chief executive officer and the executive vice presidents, stock options, thereby aligning all levels of management with stockholders and placing a significant portion of their total direct compensation "at risk." The chief executive officer's and the executive vice presidents' 2008 restricted stock grants were all performance-based. Beginning in 2009, all senior management restricted stock grants will be performance-based. During the measurement period, these restricted stock grants are deemed to be performance share units, or "PSUs." The plan provides stock options to the chief executive officer and the executive vice presidents to place additional emphasis on company-wide performance and strategic decisions that can directly affect stock value compared to individual performance objectives that the Committee believes can be rewarded more easily with restricted stock awards. The table below sets out the equity compensation mix for our senior executives.

Equity Compensation Mix (by value)

	2008			2009		
Position	**Options**	**Performance-based restricted stock (PSU)**	**Time-Based Restricted Stock**	**Options**	**Performance-based restricted stock (PSU)**	**Time-Based Restricted Stock**
CEO	33%	67%		33%	67%	
EVP	50%	50%		33%	67%	
SVP		50%	50%		100%	

Restricted Stock and Performance Share Unit Awards

Restricted stock awards are granted at the discretion of the independent directors of the board of directors based on recommendations from the Committee. Prior to 2008, we granted restricted stock awards to be earned solely based on whether the individual was or is employed by us through the term of the applicable vesting schedule, typically prorated vesting over a three-year period. The purpose of those grants was to align executive compensation with increased stockholder values, provide competitive compensation and enhance retention, and encourage executive stock ownership.

In 2008, the Committee determined that, for senior executives, performance-based vesting conditions for restricted stock awards are appropriate because such awards further align executives' goals with the interests of stockholders and help ensure that compensation reflects performance. Under the 2008 Equity Incentive Plan, senior executives may be granted performance share units, which entitle the grantee to receive a pre-determined range of restricted shares upon achievement of specified performance objectives. The number of performance-based restricted shares earned is determined at the end of a two-year performance period based on the level of achievement of earnings per share[7] and total stockholder return[8] objectives. The Committee chose these metrics as objectives because they are directly aligned with creating stockholder value. These objectives are weighted equally, each accounting for 50% of the total award potential. If restricted shares are earned at the end of the two-year performance period, the participant must remain employed until the end of the following year at which time the shares fully vest.

Outlined in the table below are the payout levels and corresponding payout multipliers for all performance-based restricted stock awards in 2008.

Restricted Stock Payout Level	Actual 2 Year EPS Performance	Actual 2 Year TSR Performance v. Peer Group	Payout Multiple (% of Target)
Maximum	$0.75 or greater	75th Percentile or greater	200%
Target	$0.36	50th Percentile	100%
Threshold	$0.00	30th Percentile	50%
Not eligible	Less than $0.00	Less than 30th Percentile	0%

It is important to note the following:

- The performance measures can be achieved independent of each other.
- If results attained are less than threshold for either performance measure ($0.00 for earnings per share or the 30th percentile of our peer group for total stockholder return), then no restricted shares are earned for that performance measure in that performance period.
- As results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above. For example, if, at the end of the two-year performance period on December 31, 2009, the total stockholder return result is in the 60th percentile of the peer group, then the Company has exceeded the target level (the 50th percentile) by ten percentiles and that difference is 40% of spread between the maximum level and the target level (75th percentile – 50th percentile). On a percentage basis, 40% of the difference between the maximum and target payment multiples (200%-100%) is 40%, so the corresponding payout multiple for total stockholder return is 140%.

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7 For 2008 Equity Incentive Plan purposes, earnings per share is calculated on a diluted share count basis by adjusting income from continuing operations for non-recurring items. In 2008, those items included income from discontinued operations; mark-to-market adjustments on our government, class action, and related settlement accrual; the net benefit to the Company from the UBS settlement; the loss on our interest rate swap; and the provision for income tax benefit. The diluted share count includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, stock options and warrants.

8 For purposes of the 1998 Restricted Stock Plan and 2008 Equity Incentive Plan, total stockholder return is calculated by dividing the sum of the yearly change in share price and the per share amount of dividends paid, if any, by the beginning share price for the measurement period. In each case, the share price used is the average for the 20-day period preceding the beginning of the year. For performance evaluation at the end of 2008, the total stockholder return of our ad hoc peer group of healthcare services companies (as described in "Determining Compensation" beginning on page 26) was the benchmark. Beginning with grants made in 2009, the Committee will use the S&P HCSI Index as the benchmark for making total stockholder return performance comparisons under our performance-based restricted stock program.

Option Awards

Each stock option permits the holder, generally for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. Options generally vest ratably in equal annual increments over three years from the grant date. Options are granted pursuant to the 2008 Equity Incentive Plan at the discretion of the independent directors of the board of directors based on recommendations from the Committee.

Equity Grant Timing

Our practice is to have the independent directors on our board of directors approve equity grants at the February board meeting, based on recommendations of the Committee. The Committee approved the 2008 equity grants on February 20, 2008. The number of shares of common stock underlying the equity grants was determined using, for restricted stock, the average closing price for our common stock over the 20-day trading period preceding February 1 and, for stock options, the value of each option derived from a Black-Scholes pricing model. The stock option grants were not priced and issued until February 28, 2008, two business days after the filing of our Annual Report on Form 10-K for the year ended December 31, 2007. The Committee recommended, and the independent directors approved, the 2009 equity grants on February 19, 2009, and the stock option grants were priced and issued on February 27, 2009, three business days after the filing of our 2008 Form 10-K. We anticipate continuing our practice of approving equity grants at the February meeting of our board of directors and having the stock option grants priced and issued on the last business day of February.

Long-term Incentive Awards in 2008 and 2009

Based on data provided from Towers Perrin and analysis and guidance from Frederic W. Cook & Co. regarding industry trends and norms, the Committee targeted equity incentive compensation for each NEO consistent with the 50th to 60th percentile range for the respective job positions at companies surveyed, provided that TDC remained in the competitive range as discussed in "Determining Compensation" beginning on page 26. At target performance levels, Mr. Grinney is eligible to receive approximately $4 million in equity; Mr. Workman is eligible to receive approximately $1 million in equity; Mr. Whittington and Mr. Tarr are eligible to receive the equity opportunity equivalent to approximately 150% of the mean of salary for our executive vice presidents; and Dr. Clohan is eligible to receive the equity opportunity equivalent to approximately 100% of the mean of salary for our senior vice presidents.

The Grants of Plan-Based Awards During 2008 table on page 44 describes the equity awards made in 2008 along with the estimated fair value of those equity awards. Again, if threshold levels for both performance objectives are not met, then no performance-based restricted stock awards will be earned at the end of the two-year performance period. The Summary Compensation Table on page 42 does not reflect the actual equity awards in a given year because, under SEC rules, that table reports the value of equity awards expensed during 2008. The equity awards granted in 2008 will be expensed over a three-year period in accordance with applicable accounting rules.

The Committee recommended to the board of directors that our executives be eligible to receive the same value of long-term equity incentive awards in 2009 as in 2008. Given the volatile economic and operating environment in late 2008, the Committee sought input from Frederic W. Cook & Co. regarding the latest market practices for long-term equity grants. Despite the lack of published data for late 2008, Frederic W. Cook & Co. provided its observations to the Committee. The Committee considered the retention and incentive value of outstanding equity grants and the competitive market information. The Committee determined that the long-term equity incentive grant value should remain the same for 2009 awards. The Committee confirmed that in doing this the "burn rate" (the number of shares granted divided by the total number of our shares outstanding) for the Company would be within 10% of the mean "burn rate" of the Frederic W. Cook & Co. peer group for 2008 and that the "overhang" (the total number of shares outstanding and available for issuance under long-term incentive plans divided by the total number of our shares outstanding) would be less than the mean "overhang" for the peer group. Taking into account the recommendations of the Committee, the independent members of our board of directors made the final determination at their February 2009 meeting regarding long-term equity incentive awards under the 2008 Equity Incentive Plan.

Equity Ownership Guidelines for Management

In furtherance of the goal to align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted, equity ownership guidelines for senior management and members of the board of directors in May 2008. For purposes of the guidelines, the value of equity owned includes the value of outstanding shares owned and unvested restricted stock previously granted and the target value of performance-based restricted stock previously granted but not yet earned. Each executive and director has five years from the date of adoption to comply with the guidelines. As of February 13, 2009, Messrs. Grinney and Workman have satisfied the guidelines. Outlined in the table below are the ownership guidelines:

Position	Required Value of Equity Owned
Chief executive officer	5 times annual base salary
Executive vice president	3 times annual base salary
Senior vice president	1.5 times annual base salary
Outside director	2 times base annual retainer

Perquisites Philosophy

We do not have any perquisite plans or policies in place for our executive officers except that we pay premiums for group term life insurance and long-term disability insurance for all employees with additional long term disability coverage provided to Mr. Grinney. In general, the board of directors, the Committee, and executive management do not believe such personal benefit plans are necessary for us to attract and retain executive talent.

Severance Arrangements

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified officers whose employment with us may be terminated under circumstances beyond their control. Our named executive officers and all senior vice presidents are participants in the plan, which is filed as an exhibit to our 2008 Form 10-K on February 24, 2009. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement. Under the plan, if a participant's employment is terminated by the participant for good reason, by HealthSouth other than for cause, by HealthSouth by reason of the participant's disability or as a result of the participant's death (all defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with market data from our peer group and Towers Perrin's health care industry survey group.

The cash severance payment for our president and chief executive officer would be three times his salary then in effect plus any accrued, but unused, paid time off and accrued, but unpaid, salary. The cash severance payments for our executive vice presidents and senior vice presidents would be two and one times, respectively, the participant's annual salary then in effect, plus any accrued, but unused, paid time off and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, health care, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for the president and chief executive officer, 24 months for the executive vice presidents and 12 months for senior vice presidents.

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with HealthSouth. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us. Payments under the plan do not include "gross ups" for federal taxes payable on amounts paid under the plan.

Upon the death or disability of a participant under the plan, the termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned. The "prorated portion" means a fraction of the award, the numerator of which is the number of months elapsed from the date of grant of such award through the effective date of termination or resignation and the denominator of which is 36.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified officers, maintain a stable work environment and provide financial security to those officers. Our NEOs and other officers are participants in the plan, which is filed as an exhibit to our 2008 Form 10-K on February 24, 2009. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement.

Under the Change in Control Benefits Plan, participants are divided into three different tiers as designated by the Committee. Messrs. Grinney, Workman, Whittington, Tarr are Tier 1 participants; Tier 2 is comprised of regional presidents and certain senior vice presidents, including Dr. Clohan, with higher responsibility levels; and Tier 3 includes senior vice presidents with lower responsibility levels. Upon the occurrence of a change in control as defined in the plan, each outstanding option to purchase common stock held by participants will automatically vest, and, for options granted on or prior to November 4, 2005, the scheduled expiration shall be extended for up to a year. For Tier 1 and 2 participants, all options granted after November 4, 2005 will remain exercisable for three and two years, respectively, following a change in control. Restricted stock that is not performance-based (i.e., time-lapse) and restricted stock units will automatically vest upon the occurrence of a change in control. If the restricted stock is performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

If a participant's employment is terminated within 24 months following a change in control or within three months of a potential change in control, either by the participant for good reason (as defined in the Change in Control Benefits Plan) or by HealthSouth without cause, then the participant shall receive a lump sum severance payment. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and two times, respectively, the highest base salary in the prior three years plus an average of actual bonuses for the prior three years for the participant. Payments do not include "gross ups" for federal taxes payable on amounts paid under the plan. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, health care, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants. The terms of the plan, including the definition of a change in control event, were determined to be consistent with health care industry market data from the Committee's and management's consultants.

Key Executive Incentive Program

In the third quarter of 2005, our chief executive officer developed and recommended the Key Executive Incentive Program to the Committee. This program responded to unusual employee retention needs we were experiencing at that particular point in our Company's history, and served as a means of ensuring management continuity during the Company's strategic repositioning, which was expected to continue through 2008. Accordingly, this program was structured to keep key members of our management team intact and to be an effective deterrent to officers leaving the Company during our transition phase. The Committee approved the Key Executive Incentive Program and recommended it to the board of directors, which approved the program on November 17, 2005. The program is a supplement to the Company's overall compensation program for executives and was intended to provide incentives for key senior executives in the form of equity awards that vest and cash bonuses that are payable, in each case, through January 2009. Mr. Workman and Mr. Tarr are the only current named executive officers that are or were participants in the program. Mr. Grinney developed the program and recommended it to the Committee; Mr. Whittington and Dr. Clohan were not employed by us at the time the plan was approved. Payments under the program were made in 2008 and concluded in January 2009. These payments to Messrs. Workman and Tarr are included in the Summary Compensation Table on page 42 and noted in the relevant footnotes.

The equity awards, which were made on November 17, 2005, were one-time special equity grants. The following equity awards were granted under this program: Mr. Workman: 23,923 shares of restricted stock and 15,061 stock options; and Mr. Tarr: 11,164 shares of restricted stock and 7,029 stock options. The stock options have an exercise price equal to $19.35 per share, the fair market value on the date of grant. The stock options and restricted stock vested according to the following schedule: 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. The cash component of the award was an incentive payment payable 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. In order for each key executive to receive each installment of the cash award, he or she had to be employed in good standing on a full-time basis at the time of each payment. In considering the future financial obligations of the Company, the Committee took into account the timing of payments due, the levels of existing reserves for emergency spending requirements and other factors it deemed relevant.

Summary Compensation Table

The table below shows the compensation of our chief executive officer, chief financial officer, general counsel, executive vice president-operations and chief medical officer for services in all capacities to the Company in 2008, 2007 and 2006, except as otherwise indicated. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 26. Additional material terms, if any, of each named executive officer's employment arrangement are discussed under "Employment Arrangements" beginning on page 45.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1][2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jay Grinney	2008	1,000,000	2,392,031	1,852,778	1,372,800	27,865	6,645,474
President and Chief Executive	2007	996,080	983,066	2,403,424	1,120,000	23,636	5,526,206
Officer	2006	981,211	503,480	2,658,527	765,075	25,238	4,933,531
John L. Workman	2008	608,184	714,821	380,918	569,056	147,832	2,420,811
Executive Vice President and	2007	579,145	465,614	354,664	463,593	139,000	2,002,016
Chief Financial	2006	518,721	459,264	283,852	428,912	9,810	1,700,559
Officer							
John P. Whittington[6]	2008	525,831	466,760	176,763	403,029	20,777	1,593,160
Executive Vice President,	2007	516,660	180,839	73,554	318,926	7,750	1,097,729
General Counsel and	2006	–	–	–	–	–	–
Corporate Secretary							
Mark J. Tarr	2008	426,760	283,859	245,341	328,325	94,933	1,379,218
Executive Vice President,	2007	366,583	215,035	193,075	242,817	88,286	1,105,796
Operations	2006	335,992	219,835	186,108	206,529	4,508	952,972
Dexanne B. Clohan, M.D.[7]	2008	306,604	64,391	65,001	198,830	90,556	725,382
Chief Medical Officer and	2007	–	–	–	–	–	–
Senior Vice President	2006	–	–	–	–	–	–

(1) The value of stock awards listed in this column for 2008 has been determined based on the dollar amount recognized for financial statement reporting purposes, excluding any adjustment for forfeitures, with respect to the fiscal year in accordance with FASB Statement No. 123(R), of performance share unit and restricted stock awards, and thus includes amounts for awards granted in and/or prior to the applicable fiscal year. The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies – Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2008 Form 10-K.

(2) For 2008, the amounts shown in this column for Messrs. Grinney, Workman and Whittington include the value, determined in accordance with FASB Statement No. 123(R), of one-time-only restricted stock awards approved by the board of directors as closing bonuses in consideration of efforts with, and success in, completing our major divestitures. These shares were granted on August 1, 2007 and vested in their entirety on August 1, 2008. These closing bonuses are not part of these officers' ongoing direct compensation.

(3) The value of option awards listed in this column for 2008 has been determined based on the dollar amount recognized for financial statement reporting purposes, excluding any adjustment for forfeitures, with respect to the fiscal year in accordance with FASB Statement No. 123(R). The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies – Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2008 Form 10-K.

(4) For 2008, the amounts shown in this column comprise bonuses paid in 2009 under our 2008 Senior Management Bonus Plan.

(5) For Mr. Grinney, the amount shown in this column for 2008 includes (a) Company paid premiums for long-term disability insurance ($18,044), (b) Company paid qualified 401(k) match ($7,750) and (c) income adjustment for use of company aircraft in a family emergency ($2,071). For Mr. Workman, the amount shown in this column for 2008 includes (a) a payment under the Key Executive Incentive Program ($125,000) as further described on page 41, (b) Company paid qualified 401(k) match ($7,750) and (c) Company paid non-qualified 401(k) match ($14,825). For Mr. Whittington, the amount shown in this column for 2008 includes (a) Company paid qualified 401(k) match ($7,750) and (b) Company paid non-qualified 401(k) match ($12,770). For Mr. Tarr, the amount shown in this column for 2008 includes (a) a payment under the Key Executive Incentive Program ($89,950) and (b) Company paid qualified 401(k) match ($4,726). For Dr. Clohan, the amount shown in this column for 2008 includes (a) a relocation bonus ($76,757), (b) Company paid

premiums for long-term disability insurance ($257), (c) Company paid qualified 401(k) match ($6,006) and (d) Company paid non-qualified 401(k) match ($7,536).

For SEC purposes, the cost of personal use of the Company aircraft is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs based on usage which include fuel costs on a per mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. Since Company-owned aircraft are used almost exclusively for business travel, the calculation method excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses and the cost of maintenance not related specifically to trips.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

(6) Mr. Whittington was not a named executive officer in 2006.

(7) Dr. Clohan was not a named executive officer in 2006 or 2007.

Grants of Plan-Based Awards During 2008

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[6] (#)	All Other Option Awards: Number of Securities Underlying Options[7] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Jay Grinney												
Annual Incentive			400,000	1,000,000	1,800,000							
PSU	2/28/2008	2/21/2008				73,465	146,930	293,860				2,376,593
Stock options	2/28/2008	2/21/2008								170,540	16.27	1,230,890
John L. Workman												
Annual Incentive			149,898	428,281	728,078							
PSU	2/28/2008	2/21/2008				13,720	27,440	54,880				443,842
Stock options	2/28/2008	2/21/2008								64,550	16.27	465,896
John P. Whittington												
Annual Incentive			94,860	316,200	505,920							
PSU	2/28/2008	2/21/2008				9,600	19,200	38,400				310,560
Stock options	2/28/2008	2/21/2008								45,250	16.27	326,596
Mark J. Tarr												
Annual Incentive			77,277	257,591	412,145							
PSU	2/28/2008	2/21/2008				9,600	19,200	38,400				310,560
Stock options	2/28/2008	2/21/2008								45,250	16.27	326,596
Dexanne B. Clohan, M.D.												
Annual Incentive			46,652	155,505	248,808							
PSU	2/28/2008	2/21/2008				2,750	5,500	11,000				88,963
RSA	2/28/2008	2/21/2008							5,500			89,485

(1) The payments described in the three columns below are cash amounts provided for by our 2008 Senior Management Bonus Plan as discussed under "Annual Incentives (Cash)" beginning on page 30. Final payments under the 2008 program were calculated and paid in February 2009 and are reflected in the Summary Compensation Table on page 42 under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as PSU in the first column of this table are performance share units granted under our 2005 Equity Incentive Plan that is described on page 51. As described in "Restricted Stock and Performance Share Unit Awards" beginning on page 36, these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2008 ending December 31, 2009 and a one year time-vesting requirement. Each of the threshold, target and maximum share numbers reported in the three columns below assume that both performance objectives (earnings per share and total stockholder return) are achieved at that respective level. Upon a change in control, the Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned.

(3) The threshold amounts in this column assume: (i) that the Company reached only threshold achievement on each of the quantitative objectives, (ii) that none of the individual objectives were achieved, resulting in payment of the minimum quantitative portion of the bonus, and (iii) that the board did not adjust the bonus based on qualitative objectives. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" beginning on page 33, we would multiply this amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives. No amount would be payable from the amount allocated to achievement of individual objectives.

(4) The target payment amounts in this column assume: (i) that the Company achieved exactly 100% of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not adjust the bonus based on qualitative objectives. The target amount payable for each NEO is his or her base salary multiplied by this target cash incentive percentage, see table under "Relative Weightings for Objectives" beginning on page 30.

(5) The maximum payment amounts in this column assume: (i) that the Company achieved at or above the maximum achievement level of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not adjust the bonus based on qualitative objectives. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" on beginning page 33, we would multiply this amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement of the quantitative objectives. Then, we would add 100% of the amount allocated to achievement of individual objectives to arrive at the final bonus payout. Because the board of directors has sole discretion over whether and in what amounts qualitative portions of bonuses will be paid, it is not possible for these reported maximums to include an estimate for the qualitative component.

(6) Awards which are designated as RSA in the first column of this table are time-vesting restricted stock awards granted under our 2005 Equity Incentive Plan that is described on page 51. For these awards, the number of shares of restricted stock set forth will vest on a pro rata basis over a three-year term, provided that the officer is still employed with the Company; a change in control of the Company will also cause these awards to immediately vest in full. The recipients of these awards will not have voting rights or rights to receive dividends on these shares unless and until they have vested.

(7) All stock option grants in 2008 were made under our 2005 Equity Incentive Plan that is described on page 51. These option awards will vest, subject to the officer's continued employment with the Company, in three equal annual installments beginning on the first anniversary of grant; a change in control of the Company will also cause these options to immediately vest in full.

Employment Arrangements

Employment arrangements can provide protection to the Company in the form of restrictive covenants, including non-competition, non-solicitation, and confidentiality covenants. During the Company's 2003 to 2007 restructuring period, the Committee, under certain circumstances, determined such agreements were in our best interests. However, we intend to minimize the use of employment arrangements going forward.

Letter of Understanding with Jay Grinney

On May 3, 2004, we entered into an employment agreement with Mr. Grinney pursuant to which he was employed as president and chief executive officer. In May of 2007, the base term of Mr. Grinney's employment agreement expired. On October 31, 2007, HealthSouth entered into a letter of understanding with Mr. Grinney effective for the period of May 1, 2007 to December 31, 2010. Pursuant to the terms of the letter of understanding, Mr. Grinney will receive an annual base salary of $1,000,000, subject to annual adjustments as determined by the Committee, and an annual bonus based on both the performance of HealthSouth and his personal performance. He also will be entitled to participate in and receive benefits under certain insurance, benefit and other plans as may be in effect from time to time on such terms as are offered to our senior executive officers. Such plans include, but are not limited, to paid time off, medical, life insurance, 401(k), disability insurance, and incentive and equity compensation plans.

In considering the terms of the letter of understanding, the Committee reviewed comparative compensation data for health care companies with similar revenues provided by the Committee's compensation consultant and determined that Mr. Grinney's compensation was below the competitive level (50th to 65th percentile of the companies in the survey). Accordingly, under the letter of understanding, we granted to Mr. Grinney 97,403 shares of restricted stock pursuant to our 1998 Restricted Stock Plan which will vest on

May 1, 2010, provided (1) Mr. Grinney is employed by us on such date and (2) the performance condition that our stock must reach a closing price of $24.00 per share for a period of at least 20 consecutive days during the term of the restrictions has been satisfied. The letter of understanding also provides that Mr. Grinney shall be entitled to participate in the ongoing and other long-term awards and programs on the same basis as other senior executives.

The letter of understanding also provides that Mr. Grinney's rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the letter of understanding and the Executive Severance Plan and the Change in Control Benefits Plan, which are described beginning on page 39. Notwithstanding any amendments to the Executive Severance Plan and the Change in Control Benefits Plan, if Mr. Grinney's employment terminates during the term of the letter of understanding, he will be entitled to the payments and benefits provided under the current Executive Severance Plan or Change in Control Benefits Plan, as applicable. Upon termination, his outstanding equity awards will be treated in substantially the manner described under "Executive Severance Plan" beginning on page 39. Mr. Grinney's entitlement to payments and benefits under the Executive Severance Plan and Change in Control Benefits Plan is contingent upon his compliance with the post-termination restrictive covenants described below.

The letter of understanding also contains certain (1) non-competition provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 24 months thereafter unless termination is for cause or as a result of disability, in which case such provisions shall remain in effect for a period of 12 months, and (2) non-interference and non-solicitation provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 36 months thereafter.

For purposes of Mr. Grinney's letter of understanding, "cause," "good reason" and "change in control" have the meanings as defined in the Executive Severance Plan and the Change in Control Plan which are filed as exhibits to our 2008 Form 10-K filed on February 24, 2008.

Employment Arrangements of Other Named Executive Officers

In August 2007, we entered into an unwritten employment arrangement with Mr. Workman intended to be in place through December 2010. In connection with this employment arrangement, the Committee and its compensation consultant also reviewed Mr. Workman's compensation in comparison to data from the same health care companies used in Mr. Grinney's similar review. We granted to Mr. Workman 5,386 shares of restricted stock pursuant to our 1998 Restricted Stock Plan which will vest on September 20, 2010, provided (1) Mr. Workman is employed by us on such date and (2) the performance condition that our stock must reach a closing price of $24.00 per share for a period of at least 20 consecutive days during the term of the restrictions has been satisfied. None of our other NEOs have written or unwritten employment arrangements other than those compensation arrangements discussed in this proxy statement.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the tax deductibility of compensation paid to certain other highly compensated executive officers in excess of $1 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. The Committee considers the impact of this rule when developing and implementing our executive compensation program. Annual incentive awards, performance-based awards and stock options are designed to meet the deductibility requirements. Although the Committee does design certain components of its executive compensation program to seek full deductibility, the Committee believes that the interests of stockholders are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. Amounts paid under any of our compensation programs, including salaries, bonuses and grants of restricted stock and restricted stock units, may not qualify as performance-based compensation that is excluded from the limitation on deductibility. However, all compensation amounts for 2008 were tax deductible.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason," as well as by us for "cause," as those terms are defined in the applicable plans and arrangements. For additional discussion of the material terms and conditions, including payment triggers, see "Executive Severance Plan" beginning on page 39 and "Change in Control Benefits Plan" on page 40 and "Letter of Understanding with Jay Grinney" beginning on page 45. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Assume triggering events set forth below occur on December 31, 2008. The closing price of our common stock on that day was $10.96.

Name	Lump Sum Payment ($)	Continuation of Insurance Benefits ($)	Acceleration of Equity Awards ($)[1]	Total Termination Benefits ($)
Jay Grinney				
Executive Severance Plan/Letter of Understanding				
Without Cause/For Good Reason	3,075,943	19,056	1,305,346	4,400,345
Disability	3,075,943	19,056	3,116,290	6,211,289
Death	3,075,943	19,056	3,116,290	6,211,289
For Cause	75,943	–	–	75,943
Change in Control Benefits Plan	5,410,377	19,056	3,116,290	8,545,723
John L. Workman				
Executive Severance Plan				
Without Cause/For Good Reason	1,274,197	7,839	679,190	1,961,226
Disability	1,274,197	7,839	679,190	1,961,226
Death	1,274,197	7,839	679,190	1,961,226
For Cause	50,537	–	–	50,537
Change in Control Benefits Plan	3,268,551	11,759	731,991	4,012,301
John P. Whittington				
Executive Severance Plan				
Without Cause/For Good Reason	1,103,221	7,839	347,006	1,458,066
Disability	1,103,221	7,839	347,006	1,458,066
Death	1,103,221	7,839	347,006	1,458,066
For Cause	49,221	–	–	49,221
Change in Control Benefits Plan	2,312,147	11,759	407,712	2,731,618
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	922,776	8,931	374,331	1,306,038
Disability	922,776	8,931	374,331	1,306,038
Death	922,776	8,931	374,331	1,306,038
For Cause	64,140	–	–	64,140
Change in Control Benefits Plan	2,031,152	13,397	403,131	2,447,680
Dexanne B. Clohan, M.D.				
Executive Severance Plan				
Without Cause/For Good Reason	347,417	4,226	77,192	428,835
Disability	347,417	4,226	77,192	428,835
Death	347,417	4,226	77,192	428,835
For Cause	36,407	–	–	36,407
Change in Control Benefits Plan	854,062	8,451	120,560	983,073

(1) The value of the acceleration of equity award vesting listed in this column has been determined based on the dollar amount to be recognized for financial statement reporting purposes upon vesting of the awards as of December 31, 2008 in accordance with FASB

Statement No. 123(R). The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies – Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2008 Form 10-K.

The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payment" column in the above table includes the estimated payments provided for under the "Executive Severance Plan" beginning on page 39 and the "Change in Control Benefits Plan" on page 40. The lump sum payments due in the event of terminations "for cause" represent the cash value of accrued but unused paid time off. As explained in "Letter of Understanding with Jay Grinney" beginning on page 45, Mr. Grinney's letter of understanding provides that his rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the Executive Severance Plan and Change in Control Benefits Plan as well. Mr. Grinney's arrangement contains certain restrictive provisions regarding non-competition (24 months), non-interference (36 months), non-solicitation (36 months), and confidentiality (indefinite) that survive termination.

Outstanding Equity Awards at December 31, 2008

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Jay Grinney	200,000	–	–	26.05	5/8/2014	20,000	219,200	73,465	805,176
	130,000	–	–	26.85	3/23/2015	20,000	219,200	–	–
	100,000	50,000	–	26.55	2/23/2016	97,403	1,067,537	–	–
	43,334	86,666	–	23.19	3/2/2017	–	–	–	–
	–	170,540	–	16.27	2/28/2018	–	–	–	–
John L. Workman	11,000	–	–	25.25	9/20/2014	11,961	131,093	13,720	150,371
	22,000	–	–	26.85	3/23/2015	11,000	120,560	–	–
	7,530	7,531	–	19.35	11/17/2015	11,000	120,560	–	–
	14,667	7,333	–	26.55	2/23/2016	5,386	59,031	–	–
	8,334	16,666	–	23.19	3/2/2017	–	–	–	–
	–	64,550	–	16.27	2/28/2018	–	–	–	–
John P. Whittington	2,889	1,444	–	25.10	10/19/2016	12,000	131,520	9,600	105,216
	6,667	13,333	–	23.19	3/2/2017	6,000	65,760	–	–
	–	45,250	–	16.27	2/28/2018	–	–	–	–
Mark J. Tarr	5,000	–	–	55.00	3/15/2009	5,581	61,168	9,600	105,216
	774	–	–	66.56	5/20/2009	6,000	65,760	–	–
	2,100	–	–	66.56	5/20/2009	6,000	65,760	–	–
	3,000	–	–	24.38	2/28/2010	–	–	–	–
	4,000	–	–	69.38	1/4/2011	–	–	–	–
	3,800	–	–	54.50	2/4/2012	–	–	–	–
	8,000	–	–	16.00	2/14/2013	–	–	–	–
	11,000	–	–	22.00	3/5/2014	–	–	–	–
	11,000	–	–	26.85	3/23/2015	–	–	–	–
	3,514	3,515	–	19.35	11/17/2015	–	–	–	–
	8,000	4,000	–	26.55	2/23/2016	–	–	–	–
	6,667	13,333	–	23.19	3/2/2017	–	–		
	–	45,250	–	16.27	2/28/2018	–	–	–	–
Dexanne B. Clohan, M.D.	6,000	3,000	–	23.35	4/24/2016	5,500	60,280	2,750	30,140
	4,000	8,000	–	23.19	3/2/2017	–	–	–	–

(1) All options shown above, other than options with expiration dates of November 17, 2015 or expiration dates prior to 2014, vest in three equal annual installments beginning on the first anniversary of the grant date. Options with expiration dates of November 17, 2015 were granted under the Company's Key Executive Incentive Program and vest according to the following schedule: 25% on January 1, 2007, 25% on January 1, 2008, and the remaining 50% on January 1, 2009. Options with expiration dates prior to 2014 vest in four equal annual installments beginning on the first anniversary of the grant date. All per share amounts have been adjusted for the five-for-one reverse stock split that became effective on October 25, 2006.

(2) The expiration date of each option occurs 10 years after the grant date of each option.

(3) All restricted stock awards shown above, other than awards granted under the Company's Key Executive Incentive Plan, vest in three equal annual installments beginning on the first anniversary of the grant date. Restricted stock awards granted under the Company's Key Executive Incentive Program vest according to the following schedule: 25% on January 1, 2007, 25% on January 1, 2008, and the remaining 50% on January 1, 2009. The restricted stock awards granted under the Company's Key Executive Incentive Program are as follows: Mr. Workman (11,961 shares) and Mr. Tarr (5,581 shares). All per share amounts have been adjusted for the five-for-one reverse stock split that became effective on October 25, 2006.

(4) The market value calculation is as of December 31, 2008 and uses the closing price on that date, $10.96.

(5) The PSU awards shown above were made pursuant to the 2005 Equity Incentive Plan and are contingent upon the level of attainment of performance goals for the two-year period from January 1, 2008 ending December 31, 2009. The determination of whether and to what extent

the PSU awards are achieved will be made following the close of 2009. The amount set forth is the threshold number of PSUs awarded. The actual number of restricted shares earned at the end of the performance period may differ.

(6) The market value reported was calculated by multiplying the closing price of the Company's common stock on December 31, 2008, by the threshold number of shares awarded.

Options Exercised and Stock Vested in 2008

The following table sets forth, as of December 31, 2008, information concerning the exercise of options and the vesting of shares for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Jay Grinney	N/A	N/A	66,833	1,115,895
John L. Workman	N/A	N/A	39,344	684,342
John P. Whittington	N/A	N/A	19,710	319,302
Mark J. Tarr	N/A	N/A	8,791	165,771
Dexanne B. Clohan, M.D.	N/A	N/A	N/A	N/A

Equity Compensation Plans

The following table sets forth, as of December 31, 2008, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Securities to be Issued Upon Exercise	Weighted Average Exercise Price(1)	Securities Available for Future Issuance
Plans Approved by Stockholders	890,793	$29.35	6,000,000
Plans Not Approved by Stockholders	2,211,700(2)	23.08	1,198,200(3)
Total	3,102,493	$25.45	7,198,200

(1) This calculation does not take into account awards of restricted stock, restricted stock units or performance share units.

(2) This amount includes (a) 71,700 and 1,389,424 shares issuable upon exercise of stock options outstanding under the 2002 Non-Executive Stock Option Plan and the 2005 Equity Incentive Plan, respectively, (b) 112,436 restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan and (c) 638,140 restricted stock shares issuable under the 2005 Equity Incentive Plan in the event that performance objectives are met at the end of 2009.

(3) These shares are available for issuance under the 2002 Non-Executive Stock Option Plan described below, but there is no intention to issue any awards under that plan in the future.

1998 Restricted Stock Plan

The 1998 Restricted Stock Plan, or the "1998 Plan," provided for the grant of restricted common stock to our executives and other key employees. The 1998 Plan expired in May 2008 and was replaced by the 2008 Equity Incentive Plan. Awards made under the 1998 Plan generally vest over a three-year requisite service period, although the Committee generally had discretion to determine the restrictions for each award. Fair value was determined by the market price of our common stock on the grant date.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. The 2004 Plan's vesting provisions provide that, for restricted stock awards, one-third of the shares of restricted stock acquired under each grant shall vest, and thus the forfeiture provisions shall lapse, on January 1 of each year following the date of the grant. Awards of restricted stock units are fully vested when awarded and will be settled in shares of common stock on the six-month anniversary of the date on which the director ceases to serve on the board of directors, subject to certain change in control provisions. Restricted stock units may not be transferred. Restricted stock is subject to transfer restrictions during the course of the applicable director's term and for a period of twelve months thereafter. Each of the vesting and holding provisions applicable to grants under the 2004 Plan are subject to the exceptions applicable to certain change in control events and the termination of the recipient's service as a HealthSouth director. Subject to certain exceptions set forth in the 2004 Plan, awards are protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization or other major corporate restructuring and are forfeitable upon termination of the recipient's services as a HealthSouth director. Awards granted under the 2004 Plan at the time of its termination shall continue in effect in accordance with its terms and conditions and those of the 2004 Plan.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan, or the "2005 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the 2005 Plan and evidenced by an award agreement with each participant. The 2005 Plan expired in November 2008 and was replaced by the 2008 Equity Incentive Plan. Awards outstanding under the 2005 Plan at the time of its termination will remain in effect in accordance with their terms. The outstanding awards under the 2005 Plan have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a "change in control" (as defined in the 2005 Plan which is filed as an exhibit to our Current Report on Form 8-K, filed on November 21, 2005) of the Company, the vesting of all outstanding awards will accelerate.

2008 Equity Incentive Plan

The 2008 Equity Incentive Plan, or the "2008 Plan," provides for the grant of stock options, restricted stock, stock appreciation rights, deferred stock and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant.

The 2008 Plan has no expiration date. Any Awards outstanding under the 2008 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance under the 2008 Plan is six million shares, subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under the plan. Any awards under the 2008 Plan must have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a Change in Control (as defined in the 2008 Plan which is filed as an appendix to our Definitive Proxy Statement on Schedule 14A filed on March 27, 2008) of the Company, the vesting of all outstanding awards will accelerate.

Notwithstanding the foregoing, no option may be exercised and no shares of stock may be issuable pursuant to other Awards under the 2008 Plan until we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

2002 Non-Executive Stock Option Plan

The 2002 Non-Executive Stock Option Plan, the "2002 Plan," provides for the grant of nonqualified options to purchase shares of our common stock to our employees who are not directors or executive officers. The 2002 Plan has no expiration date. Any Awards outstanding under the 2002 Plan at the time of its termination will remain in effect in accordance with their terms. The 2002 Plan covers a maximum of 1.3 million shares of our common stock. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally are at the discretion of the Committee. However, no options are exercisable beyond ten years from the date of grant and granted options generally vest in periods of up to five years depending on the type of award granted.

Deferred Compensation

Retirement Investment Plan

Effective January 1, 1990, we adopted the HealthSouth Retirement Investment Plan, or the "401(k) Plan," a retirement plan intended to qualify under Section 401(k) of the Code. The 401(k) Plan is open to all of our full-time and part-time employees who are at least 21 years of age. Eligible employees may elect to participate in the 401(k) Plan as of the first day of employment.

Under the 401(k) Plan, participants may elect to defer up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites), subject to nondiscrimination rules under the Code. The deferred amounts may be invested among various investment vehicles, which do not include our common stock, managed by unrelated third parties. We will match a minimum of 50% of the amount deferred by each participant, up to 6% of such participant's total compensation (subject to nondiscrimination rules under the Code), with the matched amount also directed by the participant. In addition, we may elect to make a discretionary contribution to the 401(k) Plan with respect any participant. We did not elect to make any discretionary contributions to the 401(k) Plan for 2008. Participants are fully vested in their compensation deferrals. Matching contributions become fully vested after the completion of three years of service.

Generally, amounts contributed to the 401(k) Plan will be paid on a termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the HealthSouth Corporation Nonqualified 401(k) Plan, or the "NQ Plan," effective March 1, 2008 in order to allow deferrals above what is limited by the IRS. All of our Named Executive Officers are eligible to participate in the NQ Plan, the provisions of which follow the 401(k) Plan.

Our named executive officers and other eligible employees may elect to defer from 1% and 100% percent of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the first 6% of the participant's deferral contributions less any employer matching contributions made on the participant's behalf under the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2008. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

Participants may request, on a daily basis, any of the following investment crediting rates be applied to amounts credited to their NQ Plan accounts: (i) an annual rate of interest based on the Schwab US Treasury Money Market Fund; or (ii) a rate of return based on one or more benchmark mutual funds, which are the same funds as those offered under our 401(k) Plan.

The following table sets forth information as of December 31, 2008 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jay Grinney	–	–	–	–	–
John L. Workman	49,417	14,825	(7,764)(3)	–	56,478
John P. Whittington	72,361	12,770	(10,406)(4)	–	74,725
Mark J. Tarr	–	–	–	–	–
Dexanne B. Clohan, M.D.	62,800	7,536	(13,424)(5)	–	56,912

(1) Included in the amounts represented as "Salary" in the Summary Compensation Table on page 42.

(2) Included in the amounts represented as "All Other Compensation" in the Summary Compensation Table on page 42.

(3) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which, with the exception of the Schwab Treasury U.S. Money Market Fund, are provided under our qualified section 401(k) plan): Growth Fund of America R4, Europacific Growth R4, Oakmark Equity Income, Stratton Small Cap Value, Pimco Real Return CI D, Vanguard Midcap Index Institutional, Schwab Treasury U.S. Money Market Fund, Schwab S&P 500 Index Fund, and Davis NY Venture Fund A.

(4) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Columbia Acorn Z, Europacific Growth R4, Stratton Small Cap Value and PIMCO Real Return CI D.

(5) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Growth Fund of America R4, Europacific Growth R4, Oakmark Equity Income, Pimco Real Return CI D, Vanguard Midcap Index Institutional, Schwab S&P 500 Index Fund, Columbia Acorn Z, and Pimco Total Return D.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

The board of directors considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a member of the board of directors and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit to the board of directors written notification of such conflict of interest and an offer of resignation from the board of directors and each of the committees on which such member serves. The board of directors need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board of directors to review the appropriateness of the continuation of such individual's membership on the board of directors.

Members of the board of directors must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board of directors will consider and resolve any issues involving conflicts of interest of members of the board of directors.

Transactions with Related Persons

Our policy regarding transactions with related persons is contained in the Company's Corporate Governance Guidelines which can be found on the Company's website.

Since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 13, 2009 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and executive officers as a group. The address of our directors and executive officers is c/o HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

Name	Share Beneficially Owned[(1)]	Percent of Class[(2)]
Certain Beneficial Owners		
Morgan Stanley	6,979,797[(3)]	7.93%
Wellington Management Company, LLP	6,907,560[(4)]	7.85%
TIAA-CREF Investment Management, LLC	6,865,216[(5)]	7.80%
Lord, Abbett & Co. LLC	5,938,447[(6)]	6.75%
T. Rowe Price Associates, Inc.	5,248,757[(7)]	5.96%
FMR LLC	5,043,944[(8)]	5.72%
Barclays Global Investors, NA	4,544,045[(9)]	5.16%
Management		
Edward A. Blechschmidt	21,845	*
John W. Chidsey	17,639	*
Dexanne B. Clohan	25,500[(10)]	*
Donald L. Correll	14,096	*
Yvonne M. Curl	13,833	*
Charles M. Elson	19,856	*
Jay Grinney	1,016,167[(11)]	1.15%
Jon F. Hanson	57,843[(12)]	*
Leo I. Higdon, Jr.	14,266	*
John E. Maupin, Jr.	15,898	*
L. Edward Shaw, Jr.	28,718	*
Mark J. Tarr	129,947[(13)]	*
John P. Whittington	84,164[(14)]	*
John L. Workman	200,538[(15)]	*
All current directors and executive officers as a group (14 people)	1,660,310[(16)]	1.87%

* Less than 1%.

(1) According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by that person.

(2) The percentage of beneficial ownership is based upon 88,009,707 shares of common stock outstanding as of February 13, 2009.

(3) Based on a Form 13G filed with the SEC on February 17, 2009, Morgan Stanley (parent holding company/control person and corporation) reported, as of December 31, 2008, sole voting power for 6,895,139 shares and shared voting power for 987 shares, and sole investment power for 6,979,797 shares. This filer is located at 1585 Broadway, New York, New York 10036.

(4) Based on a Schedule 13G/A filed with the SEC on March 10, 2009, Wellington Management Company, LLP (investment adviser) reported, as of February 28, 2009, shared voting power for 5,691,413 shares and shared investment power for 6,856,160 shares. This filer is located at 75 State Street, Boston, Massachusetts 02109.

(5) Based on a Schedule 13G/A filed with the SEC on February 13, 2009, Teachers Advisor, Inc. and affiliates reported, as of December 31, 2008, voting and investment power as follows: TIAA-CREF Investment Management, LLC (investment adviser) – sole voting and

investment power for 3,222,998 shares; College Retirement Equities Fund – Stock Account (investment company) – shared voting and investment power for 2,647,880 shares; and Teachers Advisors, Inc. (investment adviser) – sole voting and investment power for 994,338 shares. Each of these entities expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a group with the others. These filers are located at 730 Third Avenue, New York, New York 10017.

(6) Based on a Schedule 13G/A filed with the SEC on February 13, 2009, Lord, Abbett & Co. LLC (investment adviser) reported, as of December 31, 2008, sole voting power for 5,656,447 shares and sole investment power for 5,938,447 shares. This filer is located at 90 Hudson Street, Jersey City, New Jersey 07302.

(7) Based on a Schedule 13G/A filed with the SEC on February 12, 2009, T. Rowe Price Associates, Inc. and an affiliate reported, as of December 31, 2008, voting and investment power as follows: T. Rowe Price Associates, Inc. (an investment adviser) – sole voting power for 524,087 shares and sole investment power for 5,428,757 shares; and T. Rowe Price Mid-Cap Value Fund, Inc. (investment company) – sole voting power for 4,874,870 shares (such shares are included in the investment advisor's total). These filers are located at 100 E. Pratt Street, Baltimore, Maryland 21202.

(8) Based on a Schedule 13G filed with the SEC on February 17, 2009, FMR LLC (parent holding company/control person), Mr. Edward C. Johnson, III and members of Mr. Johnson's family, which together as a group may represent a controlling group with respect to FMR LLC, reported, as of December 31, 2008, voting and investment power as follows: through Fidelity Management & Research Company (investment adviser) – sole investment power for 4,370,178 shares (includes 78,689 shares resulting from the assumed conversion of 2,400 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock); through Pyramis Global Advisors, LLC (investment company) – sole voting and investment power for 144,263 shares resulting from the assumed conversion of 4,400 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock; and through Pyramis Global Advisors Trust Company (bank) – sole voting and investment power for 513,928 shares (includes 9,836 shares resulting from the assumed conversion of 300 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock). These filers are located at 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC also included in its share ownership total, but disclaimed beneficial ownership of, 15,575 shares (includes 11,475 shares resulting from the assumed conversion of 350 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock) owned by FIL Limited. FIL Limited is located at 42 Crow Lane, Hamilton, Bermuda.

(9) Based on a Schedule 13G filed with the SEC on February 5, 2009, Barclays Global Investors, NA ("Barclays NA"), on behalf of a group including Barclays NA (Bank), Barclays Global Fund Advisors (Investment Advisor), Barclays Global Investors, Ltd. (FI), Barclays Global Investors Japan Limited (FI), Barclays Global Investors Canada Limited (FI), Global Investors Australia Limited (FI), and Barclays Global Investors (Deutscheland) AG (FI) reported that, as of December 31, 2008, the group is the beneficial owner of 4,544,045 shares, with sole voting power for 4,225,488 shares and sole investment power for 4,544,045 shares.

(10) Includes 14,000 shares issuable upon exercise of options.

(11) Includes 623,514 shares issuable upon exercise of options.

(12) Includes 10,000 shares issuable upon exercise of options, 12,200 shares held in trust over which Mr. Hanson has investment power, and 6,000 shares held by his spouse. Mr. Hanson disclaims beneficial ownership of the shares held by his spouse.

(13) Includes 96,121 shares issuable upon exercise of options.

(14) Includes 31,307 shares issuable upon exercise of options.

(15) Includes 108,245 shares issuable upon exercise of options.

(16) Includes 883,187 shares issuable upon exercise of options.

We know of no arrangements, the operation of which may at a subsequent date result in the change of control of HealthSouth.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our directors, executive officers and holders of more than 10% of our common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. We believe, based on our review of the copies of Forms 3, 4, and 5, and amendments thereto, and written representations of our directors, executive officers and 10% stockholders, that, during fiscal 2008, our directors, executive officers and 10% stockholders complied with all Section 16(a) filing requirements.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his successor is elected and qualified, or until his earlier resignation or removal.

Name	Age	Position	Since
Jay Grinney	58	President and Chief Executive Officer; Director	5/10/2004
John L. Workman	57	Executive Vice President and Chief Financial Officer	9/20/2004
John P. Whittington	61	Executive Vice President, General Counsel and Corporate Secretary	10/19/2006
Mark J. Tarr	47	Executive Vice President – Operations	10/1/2007*
Dexanne B. Clohan	59	Chief Medical Officer and Senior Vice President	4/24/2006

* Effective retroactively (for compensation purposes) to the beginning of the second quarter in recognition that he had been functioning in that capacity since that time.

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with officers of HealthSouth acting solely in their capacities as such.

Executive Officers Who Are Not Also Directors

John L. Workman—Executive Vice President and Chief Financial Officer

Mr. Workman was named Executive Vice President and Chief Financial Officer on September 20, 2004. From 1998 to 2004, Mr. Workman served in various management and executive capacities with U.S. Can Company, including serving as its Chief Financial Officer from 1998 to 2002, as its Chief Operating Officer from 2002 to 2003, and as its Chief Executive Officer from 2003 to 2004. Prior to joining U.S. Can Company, Mr. Workman was employed by Montgomery Ward & Company, Inc. for 14 years, where he held several management and executive positions, including General Auditor, Chief Financial Officer, and Chief Restructuring Officer. Mr. Workman began his career in public accounting and was a partner with the public accounting firm KPMG. He is a member of the American Institute of Certified Public Accountants.

John P. Whittington—Executive Vice President, General Counsel and Corporate Secretary

Mr. Whittington was named Executive Vice President, General Counsel and Corporate Secretary on October 19, 2006, having served as Interim General Counsel and Corporate Secretary since July 26, 2006. Prior to joining us, Mr. Whittington was a partner of the law firm Bradley Arant Boult Cummings LLP, which is based in Birmingham, Alabama. He chaired the Restructuring and Reorganization Practice Group at Bradley Arant from 1990 to 2005. Since 1990, he has served as adjunct professor at Cumberland School of Law, Samford University, located in Birmingham, Alabama. He is a member of the Birmingham Bar Association and the Alabama State Bar and is a member of the American Bar Association.

Mark J. Tarr—Executive Vice President, Operations

Mr. Tarr was named Executive Vice President of our operations on October 1, 2007. Mr. Tarr joined us in 1993, and has held various management positions with us, including serving as a President of our inpatient division from 2004 to 2007, as Senior Vice President with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as Director of Operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as Chief Executive Officer/Administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994.

Dexanne B. Clohan—Chief Medical Officer and Senior Vice President

Dr. Clohan, a board-certified physical medicine and rehabilitation physician, was named Chief Medical Officer and Senior Vice President on April 24, 2006. From 2002 to 2006, Dr. Clohan served as Medical Director, National Accounts, for Aetna, Inc., and from 1998 to 2002, she served as a regional Medical Director for Aetna and its predecessor Prudential Healthcare. Dr. Clohan's prior experience includes her clinical practice at an inpatient rehabilitation hospital in Southern California and her service in health policy and advocacy positions, including Director of Congressional Affairs for the American Medical Association. She currently chairs the Clinical Quality Improvement Committee of the American Academy of Physical Medicine and Rehabilitation and the Quality Task Force of the American Medical Rehabilitation Providers Association and is active in other professional associations.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our annual report to stockholders for the fiscal year ended December 31, 2008 is being mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2008 Form 10-K is available without charge from the "Investors" section of our website at http://investor.healthsouth.com. Our 2008 Form 10-K is also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Investor Relations.

Voting Assistance

If you have any questions, or need assistance in voting your shares, please contact:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

Proposals for 2010 Annual Meeting of Stockholders

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2010 annual meeting of stockholders must be received by us no later than the close of business on December 3, 2009, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2010 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely. In accordance with Section 2.9 of our By-Laws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 7, 2010, and not later than February 6, 2010; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

All stockholder proposals must be in the form set forth in Section 2.9 of our By-Laws and must be addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary. Section 2.9 of the By-Laws requires that the proposal must set forth as to each matter such stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and record address of such stockholder, (3) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder, (4) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number 001-10315

SEC
Mail Processing
Section

APR 03 2009

Washington, DC
101

HealthSouth Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**63-0860407** **(I.R.S. Employer Identification No.)**
3660 Grandview Parkway, Suite 200 **Birmingham, Alabama** **(Address of Principal Executive Offices)**	**35243** **(Zip Code)**

(205) 967-7116
(Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, $0.01 Par Value

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.5 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 88,009,707 shares of common stock of the registrant outstanding, net of treasury shares, as of February 13, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2009 Annual Meeting of Stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

- each of the factors discussed in Item 1A, *Risk Factors*;
- uncertainties and factors discussed elsewhere in this Form 10-K, in our other filings from time to time with the SEC, or in materials incorporated therein by reference;
- changes or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our ability to obtain and retain favorable arrangements with third-party payors;
- our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages;
- changes in the regulations of the healthcare industry at either or both of the federal and state levels;
- competitive pressures in the healthcare industry and our response to those pressures;
- our ability to successfully access the credit markets on favorable terms; and
- general conditions in the economy and capital markets.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

PART I

Item 1. Business

Overview of the Company

HealthSouth Corporation was organized as a Delaware corporation in February 1984. As used in this report, the terms "HealthSouth," "we," "us," "our," and the "Company" refer to HealthSouth Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. In addition, we use the term "HealthSouth Corporation" to refer to HealthSouth Corporation alone wherever a distinction between HealthSouth Corporation and its subsidiaries is required or aids in the understanding of this filing. Our principal executive offices are located at 3660 Grandview Parkway (formerly One HealthSouth Parkway), Birmingham, Alabama 35243, and the telephone number of our principal executive offices is (205) 967-7116. In addition to the discussion here, we encourage you to read Item 1A, *Risk Factors*, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about HealthSouth.

We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. We operate 93 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting), 6 freestanding long-term acute care hospitals, or "LTCHs," 49 outpatient rehabilitation satellites (operated by our hospitals), and 25 licensed, hospital-based home health agencies. Our consolidated *Net operating revenues* approximated $1.8 billion, $1.7 billion, and $1.7 billion for the years ended December 31, 2008, 2007, and 2006, respectively. For 2008, approximately 90% of our *Net operating revenues* came from inpatient services and approximately 10% came from outpatient services and other revenue sources (see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*). During 2008, we treated and discharged over 107,000 patients in our rehabilitation hospitals. We had approximately 22,000 employees as of December 31, 2008.

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injury, spinal cord injury, and neurological disorders, that are non-discretionary in nature and which require rehabilitative services in an inpatient setting. Our team of highly skilled physicians, nurses, and physical, occupational, and speech therapists utilize the latest in equipment and techniques to return patients to home and work. Patient care is provided by nursing and therapy staff as directed by a physician order. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to what we believe is a higher level of care and superior outcomes.

Our outpatient rehabilitation facilities offer a range of rehabilitative healthcare services, including physical, occupational, and speech therapies treating a broad range of neurological and orthopedic conditions. LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days.

As of December 31, 2008, our inpatient rehabilitation hospitals and LTCHs had 6,543 licensed beds. Our inpatient rehabilitation hospitals are located in 26 states and Puerto Rico, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, and Alabama. In addition to HealthSouth hospitals and outpatient satellites, we manage eight inpatient rehabilitation units and one outpatient satellite through management contracts.

As the nation's largest provider of inpatient rehabilitative services and with our business focused primarily on those services, we believe we differentiate ourselves from our competitors in the following ways:

- *Quality.* Our hospitals provide a broad base of clinical experience from which we have developed clinical best practices and protocols. We believe these clinical best practices and protocols help ensure the delivery of consistently high quality rehabilitative services across all of our hospitals.

- *Technology*. As a market leader in inpatient rehabilitation, we have devoted substantial effort and expertise to creating and leveraging rehabilitative technology. For example, we have developed an innovative therapeutic device called the "AutoAmbulator," which can help advance the rehabilitative process for patients who experience difficulty walking. Technology instituted in our facilities allows us to effectively treat patients with a wide variety of significant physical disabilities.

- *Efficiency and Cost Effectiveness*. Our size helps us provide inpatient rehabilitative services on a cost-effective basis. Specifically, because of our large number of inpatient hospitals, we can utilize proven staffing models and take advantage of certain supply chain efficiencies. We have also developed a program called "TeamWorks," which is an operations-focused initiative using identified "best practices" to reduce inefficiencies and improve performance across a wide spectrum of operational areas.

We entered 2008 seeking disciplined growth opportunities for our inpatient rehabilitation business within the context of our primary emphasis on debt reduction and further deleveraging. During the year, we commenced or completed the following development projects:

- In June 2008, a certificate of need was approved that will enable us to establish up to a 40-bed comprehensive medical rehabilitation hospital in Marion County, Florida. The certificate of need has been contested by two competitors in the market and is progressing through the normal Florida certificate of need appeals process. The appeals process is expected to take at least one year, and there can be no assurance regarding the timing or outcome.

- In July 2008, we purchased The Rehabilitation Hospital of South Jersey, a 34-bed inpatient rehabilitation hospital in Vineland, New Jersey. This transaction added a third New Jersey rehabilitation hospital to our northeast region.

- Our certificate of need application for a new 40-bed rehabilitation hospital in Loudoun County, Virginia was approved on July 30, 2008. We expect to break ground on this site in the first half of 2009.

- In August 2008, we acquired an inpatient rehabilitation unit at the Medical Center of Arlington in Texas. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Arlington.

- In August 2008, we acquired an inpatient rehabilitation hospital in Midland, Texas from Rehabcare Corporation. The operations of this hospital were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Midland/Odessa.

- In October 2008, we broke ground on a new, 40-bed freestanding inpatient rehabilitation hospital in Mesa, Arizona, and we expect operations to commence in the third quarter of 2009.

As the year progressed and the general economy and credit market weakened further, we began to place even greater emphasis on debt reduction and deleveraging. We reduced our total debt outstanding by approximately $228 million in 2008. See the "Leverage and Liquidity" section below for additional discussion of our deleveraging efforts. We will continue to focus on debt reduction while enhancing the operations of our inpatient rehabilitation hospitals and growing our inpatient rehabilitation business through bed expansions and other disciplined development opportunities that require minimal initial cash outlays, such as consolidations in existing markets (through joint venturing or acquisition) and de-novo projects with third-party financing. Once we reduce our leverage and have a balance sheet capable of withstanding additional risk, we will consider growth opportunities in other post-acute services complementary to our existing services such as long-term acute care, home health, and hospice.

As of December 31, 2008, we employed approximately 22,000 individuals, of whom approximately 14,000 were full-time employees. We are subject to various state and federal laws that regulate wages, hours, benefits, and other terms and conditions relating to employment. Except for approximately 70 employees at one inpatient rehabilitation hospital (about 17% of that hospital's workforce), none of our employees are represented by a labor union. We are not aware of any current activities to organize our employees at other hospitals. We believe our relationship with our employees is good. Like most healthcare providers, our labor costs are rising faster than the general inflation rate. In some markets, the lack of availability of nurses and other medical support personnel has become a significant operating issue to healthcare providers. To address this challenge, we will continue to focus on improving our retention, recruiting, compensation programs, and productivity. The shortage of nurses and other medical support personnel, including physical therapists, may require us to increase utilization of more expensive temporary personnel.

Competition

The inpatient rehabilitation industry is highly fragmented, and we have no single, similar direct competitor. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, many of which are acute care hospitals, and skilled nursing facilities in the markets we serve. Our LTCHs compete with other LTCHs or, in some cases, rehabilitation hospitals and skilled nursing facilities in the markets we serve. Several smaller privately-held companies are beginning to compete with us primarily in select geographic markets in Texas and the west. In addition, there are public companies that operate inpatient rehabilitation hospitals and LTCHs, but these are generally secondary services to their core businesses. Because of the attractiveness of the industry, other providers of post acute-care services may also become competitors in the future. For example, over the past few years, the number of nursing homes marketing themselves as rehabilitation providers has increased.

In some states where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or services may be subject to review by and prior approval of state regulatory agencies under a "certificate of need" or "CON" program. See the "Regulation—Certificates of Need" section below. We potentially face opposition any time we initiate a certificate of need project or seek to acquire an existing facility or certificate of need. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed certificate of need project. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition. We have generally been successful in obtaining certificates of need or similar approvals when required, although there can be no assurance we will achieve similar success in the future.

We rely significantly on our ability to attract, develop, and retain nurses, therapists, and other clinical personnel for our hospitals. We compete for these professionals with other healthcare companies, hospitals, and potential clients and partners. In addition, physicians and others have opened inpatient rehabilitation hospitals in direct competition with us, particularly in states in which a CON is not required to build a hospital, which has made it more difficult and expensive to hire the necessary personnel for our hospitals in those markets.

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), state governments (under their respective Medicaid or similar programs), managed care plans, private insurers, and directly from patients. Revenues and receivables from government agencies are significant to our operations. In addition, we receive payment for non-patient care activities from various sources. The following table identifies the sources and relative mix of our revenues for the periods stated:

	For the Year Ended December 31,		
	2008	2007	2006
Medicare	67.2%	67.8%	68.6%
Medicaid	2.2%	2.0%	2.1%
Workers' compensation	2.1%	2.3%	2.6%
Managed care and other discount plans	19.0%	18.5%	18.5%
Other third-party payors	7.0%	6.3%	5.0%
Patients	0.7%	0.6%	0.4%
Other income	1.8%	2.5%	2.8%
Total	100.0%	100.0%	100.0%

Our hospitals generally offer discounts from established charges to certain group purchasers of healthcare services, including Blue Cross and Blue Shield, or "BCBS," other private insurance companies, employers, health maintenance organizations, or "HMOs," preferred provider organizations, or "PPOs," and other managed care plans.

Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, BCBS plans, HMOs, or PPOs, but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. The amount of such exclusions, deductibles, copayments, and coinsurance has been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payors.

Medicare Reimbursement

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare facilities and services, and, from time to time, these methodologies and rates can be modified by the United States Congress or the United States Centers for Medicare and Medicaid Services ("CMS"). In some instances, these modifications can have a substantial impact on existing healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in many prospective payment systems, including the inpatient rehabilitation facility prospective payment system, or "IRF-PPS," under what is commonly known as a market basket increase. In the case of the IRF-PPS, unless Congress changes the law, CMS is required to adjust the payment rates based on a market basket index, known as the rehabilitation, psychiatric, and long-term care hospital, or "RPL," market basket. The RPL is designed to reflect changes over time in the prices of an appropriate mix of goods and services included in covered services provided by rehabilitation hospitals and hospital-based inpatient rehabilitation units. The RPL uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes. The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act") included an elimination of the IRF-PPS market basket adjustment for the period from April 1, 2008 through September 30, 2009 causing a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007, or a Medicare pricing "roll-back," which has resulted in a decrease in actual reimbursement dollars per discharge despite increases in costs.

Each year, the Medicare Payment Advisory Commission, or "MedPAC," makes payment policy recommendations to Congress for a variety of Medicare payment systems. MedPAC is an independent Congressional agency that advises Congress on issues affecting Medicare. In January 2009, MedPAC voted to recommend to Congress that the IRF-PPS market basket for the twelve-month period beginning October 1, 2009 should not be increased. MedPAC recommended an increase to the market basket for LTCHs, with an adjustment for productivity. However, Congress is not obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, we have no indication of whether Congress will adopt MedPAC's recommendations for the twelve-month period beginning October 1, 2009. We cannot predict the adjustments, if any, to Medicare payment rates that Congress or CMS may make. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings over the next several years. Any downward adjustment to rates, or continuance of the pricing roll-back, for the types of facilities we operate could have a material adverse effect on our business, financial position, results of operations, and cash flows.

On January 16, 2009, CMS approved final rules that require healthcare providers to update and supplement diagnosis and procedure codes to the International Classification of Diseases 10th Edition, effective October 1, 2013, and make related changes to the formats used for certain electronic transactions, effective January 1, 2012. At this time, we cannot predict how these changes will affect us.

A basic summary of current Medicare reimbursement in our primary service areas follows:

Inpatient Rehabilitation Services. Our hospitals receive Medicare reimbursements under IRF-PPS. As discussed above, our hospitals receive fixed payment amounts per discharge under IRF-PPS based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services.

With IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high quality, low cost providers.

Over the last several years, changes in regulation governing inpatient rehabilitation reimbursement have created a challenging operating environment for inpatient rehabilitative services. Specifically, on May 7, 2004, CMS issued a final rule, known as the "75% Rule," stipulating that to qualify as an inpatient rehabilitation hospital under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any inpatient rehabilitation hospital that failed to meet the requirements of the 75% Rule would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services.

On December 29, 2007, the 2007 Medicare Act was signed, permanently setting the compliance threshold at 60% instead of 75% and allowing hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitative care under the rule. The long-term impact of the freeze at the 60% compliance threshold is positive because it allowed patient volumes to stabilize. In 2008, increased patient volumes resulting, we believe, from both our focus on standardizing sales and marketing efforts and the fact that more patients now have access to our high quality inpatient rehabilitative services offset the negative impact of the pricing roll-back. We expect the negative impact of the pricing roll-back to continue to be offset partially by our volume increases. There can be no assurance there will be an increase in Medicare reimbursement pricing upon the expiration of the roll-back period.

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent the most significant challenges to our business, our operations are also affected by local coverage determinations made by local Medicare contractors that set out medical necessity requirements for claim coverage. Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. In the absence of a national coverage determination, local Medicare contractors may specify more restrictive criteria than otherwise would apply nationally. We cannot predict how these local coverage determinations will affect us.

In addition, on July 31, 2008, CMS released the fiscal year 2009 notice of final rulemaking for IRF-PPS. This rule will be effective for Medicare discharges between October 1, 2008 and September 30, 2009. Based on our analysis, we do not believe this final rule will negatively impact our *Net operating revenues*.

On December 8, 2003, The Medicare Modernization Act of 2003 authorized CMS to conduct a demonstration program known as the Medicare Recovery Audit Contractor, or "RAC," program. This demonstration was first initiated in three states (California, Florida, and New York) and authorizes CMS to contract with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors, and the contracted RACs are paid a percentage of the overpayments recovered. On December 20, 2006, the Tax Relief & Health Care Act of 2006 directed CMS to expand the RAC program to the rest of the country by 2010. The new RACs were announced on October 6, 2008 and CMS is in the process of implementing the program. Among other changes in the permanent program, the new RACs will receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. We cannot predict when or how this new program will affect us.

<u>Outpatient Services</u>. Our outpatient services are primarily reimbursed based upon the Physician Fee Schedule. On November 19, 2008, CMS issued a final rule that updated payments under the Physician Fee Schedule from January 1, 2009 through December 31, 2009. In accordance with language provided for in the Medicare Improvements for Patients and Providers Act of 2007 that superseded a previously adopted annual reduction, the rule increased the standard conversion factor by 1.1% to $36.0666. We estimate that these changes will result in modestly higher reimbursement to us for outpatient services. In the future, if Congress does not again act to set aside implementation of previously adopted reductions to the Physician Fee Schedule, the outpatient payment formula will decrease by approximately 20%. We cannot predict what, if any, action Congress will take on the Physician Fee Schedule in the future, and we cannot predict how future Congressional action or inaction on the Physician Fee Schedule will affect us.

Long-Term Acute Care Hospitals. LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days, among other requirements. LTCHs are currently reimbursed under a prospective payment system ("LTCH-PPS") pursuant to which Medicare classifies patients into distinct Medicare Severity diagnosis-related groups ("MS-LTC-DRGs") based upon specific clinical characteristics and expected resource needs.

The 2007 Medicare Act provides regulatory relief for a three year period to LTCHs to ensure continued access to current long-term acute care hospital services, while also imposing a moratorium on the development of new long-term acute care hospitals during this same three-year period. Specifically, the legislation froze the market basket update for Medicare payment rates for LTCHs in the last quarter of rate year 2008. Additionally, the 2007 Medicare Act prevented CMS from implementing the new payment provision for short stay outlier cases and the extension of the 25% referral limitation to freestanding, satellite, and grandfathered LTCHs that was included in the Rate Year 2008 final rule. See this Item, "Regulation – Hospital Within Hospital Rules" for a further discussion of this rule.

On May 9, 2008, CMS issued final regulations that updated payment rates under the LTCH-PPS for rate year 2009, which are effective for discharges occurring on or after July 1, 2008 through September 30, 2009. This rule implements various payment changes and will consolidate the timing of the rate year changes with the MS-LTC-DRG changes beginning on October 1, 2009. This final rule did not materially impact our *Net operating revenues* in 2008, nor is it expected to materially impact our 2009 *Net operating revenues.*

On August 19, 2008, CMS issued final regulations that updated the LTCH-PPS. The final rule made changes to the LTCH relative payment weights and average lengths of stay. These changes were effective beginning October 1, 2008. This final rule is not expected to have a material impact on our *Net operating revenues* during federal fiscal year 2009. In January 2009, MedPAC recommended an increase to the market basket for LTCHs for the twelve-month period beginning October 1, 2009, with an adjustment for productivity.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of certain services. Continuing downward pressure on Medicaid payment rates could cause a decline in that portion of our *Net operating revenues.*

Cost Reports

Because of our participation in Medicare, Medicaid, and certain BCBS plans, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by our inpatient hospitals to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due HealthSouth under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years. The majority of our revenues are derived from prospective payment system payments, and even if we amend previously filed cost reports we do not expect the impact of those amendments to materially affect our results of operations.

Managed Care and Other Discount Plans

All of our hospitals offer discounts from established charges to certain large group purchasers of healthcare services, including managed care plans, BCBS, other private insurance companies, and third-party administrators.

Managed care contracts typically have terms of between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. While some of our contracts provide for annual rate increases of three to five percent, we cannot provide any assurance we will continue to receive increases. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

Regulation

The healthcare industry in general is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth.

Our inpatient rehabilitation hospitals provide services to patients who require intensive inpatient rehabilitative care for significant physical disabilities due to various conditions, such as head injury, spinal cord injury, stroke, certain orthopedic problems, and neuromuscular disease. Our inpatient rehabilitation hospitals provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as accreditation standards of the Joint Commission (formerly known as the Joint Commission on Accreditation of Healthcare Organizations) and, for some facilities, the Commission on Accreditation of Rehabilitation Facilities.

Corporate Integrity Agreement

On December 30, 2004, we entered into a Corporate Integrity Agreement, or "CIA," with the Office of Inspector General of the United States Department of Health and Human Services (the "HHS-OIG"), and we have subsequently entered into two addenda to the CIA. The CIA has an effective date of January 1, 2005 and a term of five years (same for the addenda) from that effective date. The CIA expires at the end of 2009, subject to the HHS-OIG accepting and approving our annual report for 2009 that we will submit in the first half of 2010. The CIA sets forth a comprehensive compliance program that we are required to follow. For additional information, see Note 20, *Settlements*, to the accompanying consolidated financial statements. The CIA requires us to submit annual reports to the HHS-OIG regarding our compliance with the CIA. The CIA also requires us to engage an Independent Review Organization ("IRO") to assist us in assessing and evaluating: (1) our billing, coding, and cost reporting practices with respect to our inpatient rehabilitation hospitals; (2) our billing and coding practices for outpatient items and services furnished by outpatient departments of our inpatient rehabilitation hospitals; and (3) certain other obligations pursuant to the CIA and the related settlement agreement. We engaged PricewaterhouseCoopers LLP to serve as our IRO.

We believe we have complied with the requirements of the CIA on a timely basis, and to date, there are no objections or unresolved comments from the HHS-OIG relating to our annual reports. Failure to meet our obligations under our CIA could result in stipulated financial penalties or extension of the term of the CIA. Failure to comply with material terms, however, could lead to exclusion from further participation in federal healthcare programs, including Medicare and Medicaid, which currently account for a substantial portion of our revenues.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, maintenance of adequate records, fire prevention, and compliance with building codes and environmental protection laws. Our hospitals are subject to periodic inspection by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our inpatient hospitals are currently required to be licensed.

In addition, hospitals must be "certified" by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. All of our inpatient hospitals participate in (or are awaiting the assignment of a provider number to participate in) the Medicare program. Our Medicare-certified hospitals undergo periodic on-site surveys in order to maintain their certification.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant facilities or otherwise impose sanctions on noncompliant facilities. Non-governmental payors often have the right to terminate provider contracts if a facility loses its Medicare or Medicaid certification. We have developed operational systems to oversee compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance that Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance.

Certificates of Need

In some states where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or services may be subject to review by and prior approval of state regulatory agencies under "certificate of need" laws. Certificate of need laws often require the reviewing agency to determine the public need for additional or expanded healthcare facilities and services. Certificate of need laws generally require approvals for capital expenditures involving inpatient rehabilitation hospitals and LTCHs, if such capital expenditures exceed certain thresholds. In addition, certificate of need laws in some states require us to abide by certain charity commitments as a condition for approving a certificate of need. Any time a certificate of need is required, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

False Claims Act

The federal False Claims Act prohibits the knowing presentation of a false claim to the United States government, and provides for penalties equal to three times the actual amount of any overpayments plus up to $11,000 per claim. In addition, the False Claims Act allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. Because we perform thousands of similar procedures a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties under the False Claims Act. Many states have also adopted similar laws relating to state government payments for healthcare services.

Relationships with Physicians and Other Providers

The Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including employment or service contracts and investment relationships. Among the most important of these restrictions is a federal criminal law, or the "Anti-Kickback Law," prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs. In addition to federal criminal sanctions, including penalties of up to $50,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. In 1991, the HHS-OIG issued regulations describing compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law (the "1991 Safe Harbor Rules"). The 1991 Safe Harbor Rules create certain standards, or "Safe Harbors," for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that the HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions. Failure to fall within a Safe Harbor does not constitute a violation of the Anti-Kickback Law, but the HHS-OIG has indicated failure to fall within a Safe Harbor may subject an arrangement to increased scrutiny. A violation, or even the assertion of, a violation of the Anti-Kickback Law by us or one or more of our partnerships could have a material adverse effect upon our business, financial position, results of operations, or cash flows.

We currently operate some of our rehabilitation hospitals as general partnerships, limited partnerships, or limited liability companies with third-party investors, including other institutional healthcare providers but also including, in one case, physician investors. Some of these partners may be deemed to be in a position to make or influence referrals to our hospitals. Those entities that are providers of services under the Medicare program, and their owners, are subject to the Anti-Kickback Law. A number of the relationships we have established with physicians and other healthcare providers do not fit within any of the Safe Harbors. While we do not believe our rehabilitation hospital partnerships engage in activities that violate the Anti-Kickback Law, there can be no assurance such violations may not be asserted in the future, nor can there be any assurance that our defense against any such assertion would be successful.

We have entered into agreements to manage many of our hospitals that are owned by partnerships. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and they comply with the Anti-Kickback Law. We have implemented training and compliance programs designed to safeguard against overbilling and otherwise to achieve compliance with the Anti-Kickback Law and other laws, but there can be no assurance the HHS-OIG would find our compliance programs to be adequate.

Stark Exceptions. The federal law commonly known as the Stark law and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, radiology services, or radiation therapy, to an entity in which the physician has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing for those referred services. These prohibitions apply to our financial relationships with physicians and any partnerships with physician partners. Violators of the Stark statute and regulations may be subject to recoupments, civil monetary fines, penalties and exclusion from any federal, state, or other governmental healthcare programs. We have put in place training and compliance programs and policies intended to prevent violations of the Stark statute and regulations.

While we do not believe our financial relationships with physicians violate the Stark statute or the associated regulations, no assurances can be given that a federal or state agency charged with enforcement of the Stark statute and regulations or similar state laws might not assert a contrary position or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us or on particular HealthSouth hospitals. Even the assertion of a violation could have a material adverse effect upon our business, financial position, results of operations or cash flows. In addition, a number of states have passed or are considering statutes which prohibit or limit physician referrals of patients to facilities in which they have an investment interest. Any actual or perceived violation of these state statutes could have a material adverse effect on our business, financial position, results of operations, and cash flows.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds.

HIPAA and related HHS regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

Penalties for violations of HIPAA include civil and criminal monetary penalties. In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. Any actual or perceived violation of these privacy-related laws, including HIPAA could have a material adverse effect on our business, financial position, results of operations, and cash flows. We have put in place training and compliance programs and policies intended to prevent violations of HIPAA and related regulations.

Hospital Within Hospital Rules

CMS has enacted multiple regulations governing "hospital within hospital" arrangements for inpatient rehabilitation hospitals and LTCHs. These regulations provide, among other things, that if a long-term acute care "hospital within hospital" has Medicare admissions from its host hospital that exceed 25% (or an adjusted percentage for certain rural or Metropolitan Statistical Area dominant hospitals) of its Medicare discharges for its cost-reporting period, the LTCH will receive an adjusted payment for its Medicare patients of the lesser of (1) the otherwise full payment under the LTCH-PPS or (2) a comparable payment that Medicare would pay under the acute care inpatient prospective payment system. In determining whether an LTCH meets the 25% criterion, patients transferred from the host hospital that have already qualified for outlier payments at the acute host facility would not count as part of the host hospital's allowable percentage. Cases admitted from the host hospital before the LTCH crosses the 25% threshold will be paid under the LTCH-PPS. Additionally, other excluded hospitals or units of a host hospital, such as inpatient rehabilitation facilities and/or units, must meet certain "hospital within hospital" requirements in order to maintain their excluded status and not be subject to the acute care inpatient prospective payment system.

On July 1, 2007, CMS regulations extended the 25% referral limitation applicable to "hospital within hospital" locations to freestanding, satellite, and grandfathered LTCHs. The 2007 Medicare Act modified and delayed implementation of this extension of the rule and certain other portions of the "hospital within hospital" rules applicable to LTCHs for cost report periods beginning on or after December 29, 2007 for a three-year period. These regulations did not materially impact our *Net operating revenues* in 2008, nor are they expected to materially impact our 2009 *Net operating revenues*. We cannot predict when or how these new program policies will affect us.

2008 Significant Events

The unprecedented turmoil and volatility of the equity and credit markets and the corresponding weakening of the economy during 2008, in particular the second half of 2008, led us to reassess our strategic thinking to ensure it was appropriate given the new business climate. In the third quarter of 2008, we determined that, while we are positioned to do well in a volatile economic environment and have adequate sources of liquidity, we will place greater emphasis on reducing our debt. As we reassessed the appropriateness of our strategic outlook during the current economic uncertainty, we took a critical look at our development strategy, especially as it related to de-novo projects. In recognition of changing economic conditions, we will continue to be disciplined in our approach to development opportunities, carefully evaluating these opportunities against our deleveraging priority. For the foreseeable future, reducing our long-term debt will be our primary objective. We will continue to pursue bed expansions in existing hospitals as they provide immediate earnings growth, and we will pursue acquisitions and market consolidations where we can do so with minimal initial cash outlays. For any de-novo project we decide to pursue, we will work with third parties willing to assume the majority of the financing risks associated with these projects.

During the first quarter of 2008, we sold our corporate campus for a purchase price of $43.5 million in cash and a deferred purchase price component related to a part of the campus (see Item 2, *Properties*, below and Note 5, *Property and Equipment*, to the accompanying consolidated financial statements). As part of this transaction, we entered into a long-term lease for office space within the property that was sold. The sale of this property will help us continue to reduce corporate operating expenses going forward. The net proceeds from this transaction were used to reduce our debt outstanding in April 2008 (see Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements).

On June 27, 2008, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million. We used the net proceeds of the offering primarily for redemption and repayment of short-term and long-term borrowings. See Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements for additional information regarding use of the net proceeds.

In October 2008, we entered into an agreement, approved by the court on January 13, 2009, with UBS Securities, LLC ("UBS Securities") to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers will be released to us, and we will receive a release of all claims by UBS Securities including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we are obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys, and pursuant to the previously disclosed settlement agreements in the consolidated securities litigation, 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, will be paid to plaintiffs in the consolidated securities litigation. See Note 20, *Settlements*, to the accompanying consolidated financial statements. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. We intend to use the majority of our net cash proceeds to reduce long-term debt.

In October 2008, we received a total cash refund of approximately $46.0 million (including interest) attributable to our settlement with the Internal Revenue Service (the "IRS") for tax years 2000 through 2003. We used the majority of this cash to reduce amounts outstanding under our Credit Agreement. See Note 8, *Long-term Debt*, and Note 17, *Income Taxes*, to the accompanying consolidated financial statements.

In the fourth quarter of 2008, we settled federal income tax issues outstanding with the IRS for the tax years 1995 through 1999, and the Joint Committee on Taxation reviewed and approved the associated income tax refund of approximately $42 million (including interest) due to the Company. In February 2009, we received the majority of this cash refund and used it to pay down long-term debt.

Leverage and Liquidity

Our total debt outstanding has decreased from $2.0 billion as of December 31, 2007 to $1.8 billion as of December 31, 2008. With the continued deleveraging of the Company as a priority, on June 27, 2008, we issued and sold 8.8 million shares of our common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million (see Note 10, *Shareholders' Deficit*, to the accompanying consolidated financial statements) and used the majority of these net proceeds to reduce our total debt outstanding. This debt reduction was in addition to the use of the net proceeds from the sale of our corporate campus (see Note 5, *Property and Equipment*, to the accompanying consolidated financial statements) in April 2008 to reduce total debt outstanding. We also used the majority of our federal income tax refund received in October 2008 (see Note 17, *Income Taxes,* to the accompanying consolidated financial statements) to reduce amounts outstanding under our Credit Agreement.

Our long-term debt (excluding notes payable to banks and others and capital lease obligations) as of December 31, 2008 and 2007 is summarized in the following table:

	As of December 31, 2008	As of December 31, 2007
	(In Millions)	
Revolving credit facility	$ 40.0	$ 75.0
Term loan facility	783.6	862.8
Bonds payable	862.1	979.7
Total long-term debt	$ 1,685.7	$ 1,917.5

As of December 31, 2008, we had approximately $32.2 million in *Cash and cash equivalents*. This amount excludes approximately $154.0 million in *Restricted cash* and $20.3 million of *Restricted marketable securities*. As of December 31, 2008, *Restricted cash* included approximately $97.9 million related to our settlement with UBS Securities (see Note 20, *Settlements*, to the accompanying consolidated financial statements). This amount was transferred to us in December 2008, with an additional $2.1 million related to this settlement transferred to us in January 2009, from UBS Securities and its insurance carriers and held in escrow pending the court's implementation of the final court order entered on January 13, 2009. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. We intend to use the majority of our net cash proceeds from this settlement (see above discussion related to amounts owed to the derivative plaintiffs' attorneys and the plaintiffs in the consolidated securities litigation) to reduce long-term debt outstanding. The remainder of our *Restricted cash* pertains to various obligations we have under lending agreements, partnership agreements, and other arrangements primarily related to our captive insurance company.

In light of the current downturn in the global economy, we have evaluated, to the extent practicable, our exposure to financial services counterparties to whom we have material exposure. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative inputs. During the fourth quarter of 2008, we made a $40.0 million draw on the revolving credit facility and issued letters of credit under its subfacility without incident. The draw was used for general corporate purposes. Based on our current borrowing capacity and compliance with the financial covenants under our Credit Agreement, we do not believe there is significant risk in our ability to make additional draws under our revolving credit facility, if needed. However, no such assurances can be provided.

In addition, we do not face substantial near-term refinancing risk, as our revolving credit facility does not expire until 2012, our Term Loan Facility (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements) does not mature until 2013, and the majority of our bonds are not due until 2014 and 2016.

We expect our cash flow to allow us to further reduce our debt. During February 2009, we used our federal income tax refund for tax years 1995 through 1999 along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. As noted above, we intend to use the majority of the net cash proceeds from the UBS Settlement to pay down long-term debt (see Note 20, *Settlements*, to the accompanying consolidated financial statements). While our focus in 2009 will be to pay down debt, we intend to direct a portion of our excess cash flow into our development activities, focusing on bed additions at our existing hospitals and transactions that require a minimal initial outlay of cash.

For a more detailed discussion of our liquidity, see Item 1A, *Risk Factors*, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," and also Note 2, *Liquidity*, to our accompanying consolidated financial statements.

Risk Management and Insurance

We insure a substantial portion of our professional, general liability, and workers' compensation risks through a self-insured retention program underwritten by our wholly owned offshore captive insurance subsidiary, HCS Limited ("HCS"), which we fund via regularly scheduled premium payments. For 2008, HCS provided our first layer of insurance coverage for professional and general liability risks and workers' compensation claims. We maintained professional and general liability insurance and workers' compensation insurance with unrelated commercial carriers for losses in excess of amounts insured by HCS. HealthSouth and HCS maintained reserves for professional, general liability, and workers' compensation risks. Management considers such reserves, which are based on actuarially determined estimates, to be adequate for those liability risks. However, there can be no assurance the ultimate liability will not exceed management's estimates. See Note 1, *Summary of Significant Accounting Policies*, "Self-Insured Risks," to our accompanying consolidated financial statements for a description of these reserves.

We also maintain director and officer, property, and other typical insurance coverages with unrelated commercial carriers. Our director and officer liability insurance coverage for our current officers and directors includes coverage for individual directors and officers in circumstances where we are legally or financially unable to indemnify these individuals. Examples of a company's inability to indemnify would include judgments in connection with shareholder derivative lawsuits, bankruptcy/financial restraints, and claims that are against public policy. Within our coverage, we have a self-insured retention for indemnifiable loss. See Note 20, *Settlements*, "Insurance Coverage Litigation Settlements," to our accompanying consolidated financial statements for a description of various lawsuits that have been filed to contest coverage under certain directors and officers insurance policies.

Available Information

Our website address is www.healthsouth.com. We make available through our website the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments we file with respect to any such reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission (the "SEC"). In addition to the information that is available on our website, you may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and you should take such risks into account in evaluating HealthSouth or any investment decision involving HealthSouth. This section does not describe all risks that may be applicable to our Company, our industry, or our business, and it is intended only as a summary of certain material risk factors. More detailed information concerning the risk factors described below is contained in other sections of this annual report.

We are highly leveraged. As a consequence, a down-turn in earnings could impair our ability to comply with the financial covenants contained within our Credit Agreement and could impair our ability to obtain additional financing, if necessary.

We continue to make progress in improving our leverage and liquidity. As discussed in Item 1, *Business*, "Leverage and Liquidity," we reduced our long-term debt from $2.0 billion to approximately $1.8 billion during 2008. These continued reductions in our long-term debt improve our financial position, increase our liquidity, and enhance our operational flexibility.

We are required to use a substantial portion of our cash flow to service our debt. A down-turn in earnings could impair our ability to comply with the financial covenants contained within our Credit Agreement and impair our ability to obtain additional financing, if necessary. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing Credit Agreement. The recent tightening in the credit markets will make additional financing more expensive and difficult to obtain. A default due to violation of the covenants contained within our Credit Agreement could require us to immediately repay all amounts then outstanding under the Credit Agreement. In addition, we are subject to numerous contingent liabilities, to prevailing economic conditions, and to financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot assure you that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our debt.

Recent uncertainty in the global credit markets could adversely affect our business and financial condition by making it more challenging for us to carry out our deleveraging and development objectives.

The global credit markets experienced significant disruptions in 2008, which have caused the interest rates on prospective debt financings to increase. These circumstances have impacted liquidity in the debt markets, and in certain cases have resulted in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Where financing can be obtained, the terms for borrowers are less attractive. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly.

We have evaluated, to the extent practicable, our exposure to counterparties who have or may likely experience significant threats to their ability to adequately service our needs. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative service experience inputs. We are generally confident that we will have access to our revolving credit facility. During the fourth quarter of 2008, we made a $40.0 million draw on our revolving credit facility and issued letters of credit under its subfacility without incident. The draw was used for general corporate purposes. Based on the current borrowing capacity and leverage ratio required under our Credit Agreement, we do not believe there is significant risk in our ability to make additional draws under our revolving credit facility, if needed. In addition, we do not face substantial near-term refinancing risk, as our revolving credit facility does not expire until 2012, our Term Loan Facility (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements) does not expire until 2013, and the majority of our bonds are not due until 2014 and 2016.

Our portfolio of restricted marketable securities has performed as expected in the current economy. During the fourth quarter of 2008, we recorded impairment charges related to our marketable equity securities (see Note 3, *Cash and Marketable Securities*, to our accompanying consolidated financial statements). We continue to evaluate our portfolio allocation in relation to our investment objectives.

Our primary risks relating to current market conditions is the possibility that a rapid increase in interest rates and/or a down-turn in operating earnings could impair our ability to comply with the financial covenants contained within our Credit Agreement and that lenders in our Credit Agreement will be unable to provide liquidity when needed. Loans under our Credit Agreement bear interest at a rate of, at our option, 1-month, 2-month, 3-month, or 6-month LIBOR or the Prime rate, plus an applicable margin that varies depending upon our leverage ratio and corporate credit rating. Our primary covenants include a leverage ratio and an interest coverage ratio, with the interest coverage ratio being a four consecutive fiscal quarters test. A default due to violation of the covenants contained within our Credit Agreement could require us to immediately repay all amounts then outstanding under the Credit Agreement. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms as favorable to those in our existing Credit Agreement. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time.

While our variable interest payments increase or decrease in accordance with changes in interest rates, the vast majority of the variation in these payments will be offset by net settlement payments or receipts on our interest rate swap that is not designated as a hedge. Therefore, our cash position is generally protected from such changes. Net settlement payments or receipts on this interest rate swap are included in the line entitled *Loss on interest rate swap* in our consolidated statements of operations.

Reductions or changes in reimbursement from government or third-party payors and other regulatory changes affecting our industry could adversely affect our operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare and Medicaid programs. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. Historically, Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. For the period from April 1, 2008 through September 30, 2009, the 2007 Medicare Act reduced the Medicare reimbursement levels for inpatient rehabilitation hospitals to the levels existing in the third quarter of 2007. In 2008, increased patient volumes offset the negative impact of the pricing roll-back. If we are not able to maintain increased volumes to offset this pricing roll-back or any future pricing freeze or roll-back, our operating results could be adversely affected. Our results could be further adversely affected by other changes in laws or regulations governing the Medicare and Medicaid programs, as well as possible changes to or expansion of the audit processes conducted by Medicare contractors or Medicare recovery audit contractors. For a discussion of the factors affecting reimbursement for our services, see Item 1, *Business*, "Sources of Revenues – Medicare Reimbursement."

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and non-governmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Additionally, our third-party payors may, from time to time, request audits of the amounts paid to us under our agreements with them. We could be adversely affected in some of the markets where we operate if the audits uncover substantial overpayments made to us.

The adoption of more restrictive Medicare coverage policies at the national or local levels could have an adverse impact on our ability to obtain Medicare reimbursement for inpatient rehabilitation services.

Medicare providers also can be negatively affected by the adoption of coverage policies, either at the national or local levels, describing whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. In the absence of a national coverage determination, local Medicare contractors may specify more restrictive criteria than otherwise would apply nationally. For instance, Cahaba Government Benefit Administrators, the Medicare contractor for many of our hospitals, has issued a local coverage determination setting forth very detailed criteria for determining the medical appropriateness of services provided by inpatient rehabilitation hospitals. We cannot predict whether other Medicare contractors will adopt additional local coverage determinations or other policies or how these will affect us.

Competition for staffing may increase our labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our management and medical support personnel, such as physical therapists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals. In some markets, the lack of availability of physical therapists, nurses, and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to hire more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. Our failure to recruit and retain qualified management, physical therapists, nurses, and other medical support personnel, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

If we fail to comply with our Corporate Integrity Agreement, or if the HHS-OIG determines we have violated federal laws governing kickbacks, false claims and self-referrals, we could be subject to severe sanctions, including substantial civil money penalties.

In December 2004, we entered into a Corporate Integrity Agreement, or the "CIA," with the Office of Inspector General of the United States Department of Health and Human Services (the "HHS-OIG") to promote our compliance with the requirements of Medicare, Medicaid, and all other federal healthcare programs. We have also entered into two addendums to this agreement. The CIA expires at the end of 2009, subject to the HHS-OIG accepting and approving our annual report for 2009 that we will submit in the first half of 2010. Under the agreement and addendums, we are subject to certain administrative requirements and are subject to review of certain Medicare cost reports and reimbursement claims by an Independent Review Organization (see Note 20, *Settlements*, to our accompanying consolidated financial statements). Our failure to comply with the material terms of the CIA could lead to suspension or exclusion from further participation in federal healthcare programs, including Medicare and Medicaid, which currently account for a substantial portion of our revenues. Further, if the HHS-OIG determines that we have violated the anti-kickback laws, the False Claims Act or the federal Stark statute's general prohibition on physician self-referrals, we may be subject to significant civil monetary penalties, and may be excluded from further participation in federal healthcare programs. Any of these sanctions would have a material adverse effect on our business, financial position, results of operations, and cash flows.

If we fail to comply with the extensive laws and government regulations applicable to healthcare providers, we could suffer penalties or be required to make significant changes to our operations.

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- coding and billing for services,
- requirements of the 75% Rule, including the 60% compliance threshold under the 2007 Medicare Act,
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of medical records,
- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

In the future, changes in these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

Although we have invested substantial time, effort, and expense in implementing internal controls and procedures designed to ensure regulatory compliance, if we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our hospitals face national, regional, and local competition for patients from other healthcare providers.

We operate in a highly competitive industry. Although we are the nation's largest provider of inpatient rehabilitative healthcare services, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. There can be no assurance that this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, weakening certificate of need laws in some states could potentially increase competition in those states.

We remain a defendant in a number of lawsuits, and may be subject to liability under *qui tam* cases, the outcome of which could have a material adverse effect on us.

Although we have settled the major litigation pending against us, we remain a defendant in a number of lawsuits and the material lawsuits are discussed in Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain our principal executive offices at 3660 Grandview Parkway (formerly One HealthSouth Parkway), Birmingham, Alabama. We occupy those office premises under a long-term lease with Daniel Corporation ("Daniel") which expires in 2018 and includes options for us, at our discretion, to renew the lease for up to ten years in total beyond that date. On March 31, 2008, we sold, for a purchase price of $43.5 million in cash, our 103-acre corporate campus and all related buildings including the 200,000 square-foot corporate headquarters building in which our current principal executive offices are located, the Cahaba Grand Conference Center, and an incomplete 13-story building formerly called the "Digital Hospital." As part of this transaction, we entered into our long-term lease for office space within the property that was sold.

The sale agreement includes a deferred purchase price component related to the Digital Hospital. If Daniel sells, or otherwise monetizes its interest in, the Digital Hospital for cash consideration to a third party, we are entitled to 40% of the net profit, if any and as defined in the sale agreement, realized by Daniel. In September 2008, Daniel announced that it had reached an agreement with Trinity Medical Center ("Trinity") pursuant to which Trinity will acquire the Digital Hospital. The purchase price of this transaction has not been made public, and the transaction is subject to Trinity receiving approval for a certificate of need ("CON") from the applicable state board of Alabama. Currently, there is opposition to the potential approval of Trinity's CON request, and it could take months to finalize any decision by the applicable Alabama board. Therefore, no assurances can be given as to whether or when any such cash flows related to the deferred purchase price component of our agreement with Daniel will be received, if any, if Daniel is able to realize a net profit on its transaction with Trinity. See Note 5, *Property and Equipment*, to our accompanying consolidated financial statements.

In addition to our principal executive offices, as of December 31, 2008, we leased or owned through various consolidated entities 142 business locations to support our operations. Our hospital leases, which represent the largest portion of our rent expense, have average initial terms of 15 to 20 years. Most of our leases contain one or more options to extend the lease period for up to five additional years for each option. Our consolidated entities are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses, particularly in our leased hospitals. Other than our principal executive offices, none of our other properties is materially important.

We and those of our subsidiaries that are guarantors under our Credit Agreement (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements) have pledged substantially all of our property as collateral to secure the performance of our obligations under our Credit Agreement. In addition, we and our subsidiary guarantors have agreed to enter into mortgages with respect to certain of our material real property (excluding real property subject to preexisting liens and/or mortgages) in connection with the Credit Agreement. For additional information about our Credit Agreement, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

Our principal executive offices, hospitals, and other properties are suitable for their respective uses and are, in general, adequate for our present needs. Our properties are subject to various federal, state, and local statutes and ordinances regulating their operation. Management does not believe compliance with such statutes and ordinances will materially affect our business, financial position, results of operations, or cash flows.

Item 3. Legal Proceedings

Information relating to certain legal proceedings in which we are involved is included in Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements, each of which is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of our common stock trade on the New York Stock Exchange ("NYSE") under the ticker symbol "HLS." The following table sets forth the high and low sales prices per share for our common stock as reported on the NYSE from January 1, 2007 through December 31, 2008.

	Market	High	Low
2007			
First Quarter	NYSE	$ 25.89	$ 20.51
Second Quarter	NYSE	21.70	16.59
Third Quarter	NYSE	19.33	14.84
Fourth Quarter	NYSE	23.02	17.03
2008			
First Quarter	NYSE	$ 21.70	$ 15.20
Second Quarter	NYSE	20.20	16.56
Third Quarter	NYSE	19.98	15.01
Fourth Quarter	NYSE	18.36	7.20

Holders

As of February 13, 2009, there were 88,009,707 shares of HealthSouth common stock issued and outstanding, net of treasury shares, held by approximately 3,617 holders of record.

Dividends

We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our Credit Agreement (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements) restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our Credit Agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. We currently anticipate that any future earnings will be retained to finance our operations and reduce debt. However, our 6.50% Series A Convertible Perpetual Preferred Stock generally provides for the payment of cash dividends subject to certain limitations. See Note 9, *Convertible Perpetual Preferred Stock*, to our accompanying consolidated financial statements.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is provided under Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, which is incorporated herein by reference.

Purchases of Equity Securities

None.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the Morgan Stanley Health Care Provider Index ("RXH"), an equal-dollar weighted index of 16 companies involved in the business of hospital management and medical/nursing services. The graph assumes $100 invested on December 31, 2003 in HealthSouth common stock and each of the indices. We did not pay dividends during that time period and do not plan to pay dividends.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of HealthSouth's common stock.

Stockholder Return Comparison



150
100
50
0
2003
2004
2005
2006
2007
2008
HealthSouth
S&P 500
RXH

Company/Index Name	Base Period 2003	2004	2005	2006	2007	2008
		For the Year Ended December 31, Cumulative Total Return				
HealthSouth Corporation	100.00	136.82	106.75	98.69	91.50	47.76
Standard & Poor's 500 Index	100.00	110.74	114.26	129.79	134.55	83.79
Morgan Stanley Health Care Provider Index	100.00	108.87	124.99	126.92	121.97	80.16

Item 6. Selected Financial Data

We derived the selected historical consolidated financial data presented below for the years ended December 31, 2008, 2007, and 2006 from our audited consolidated financial statements and related notes included elsewhere in this filing. We derived the selected historical consolidated financial data presented below for the years ended December 31, 2005 and 2004, as adjusted for discontinued operations, from our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2005. You should refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and the notes to our accompanying consolidated financial statements for additional information regarding the financial data presented below, including matters that might cause this data not to be indicative of our future financial position or results of operations. In addition, you should note the following information regarding the selected historical consolidated financial data presented below:

- Certain previously reported financial results have been reclassified to conform to the current year presentation. Such reclassifications primarily relate to one hospital and one gamma knife radiosurgery center we identified in 2008 that qualified under Financial Accounting Standards Board ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to be reported as assets held for sale and discontinued operations. We reclassified our consolidated balance sheets as of December 31, 2007, 2006, 2005, and 2004 to show the assets and liabilities of these qualifying facilities as held for sale. We also reclassified our consolidated statements of operations for the years ended December 31, 2007, 2006, 2005, and 2004 to show the results of these qualifying facilities as discontinued operations.

- On January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), *Share-Based Payment.* As a result of our adoption of this statement, our results of operations for 2008, 2007, and 2006 included approximately $5.0 million, $7.7 million and $12.1 million of compensation expense related to stock options. These costs are included in *General and administrative expenses* in our consolidated statements of operations for the years ended December 31, 2008, 2007, and 2006.

- In March 2008, we sold our corporate campus to Daniel Corporation. In accordance with FASB Statement No. 144, we accelerated the depreciation of our corporate campus so that the net book value of the corporate campus equaled the net proceeds we received from the sale. The year-over-year impact of this acceleration of depreciation approximated $10.0 million.

- Included in our *Net income (loss)* for 2008, 2007, 2006, 2005, and 2004 are long-lived assets impairment charges of $0.6 million, $15.1 million, $9.7 million, $34.7 million, and $30.2 million, respectively.

  The impairment charge recorded in 2008 represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets. Prior to 2008, the majority of these charges in each year related to the Digital Hospital (as defined in Note 5, *Property and Equipment*, to our accompanying consolidated financial statements) and represented the excess of costs incurred during the construction of the Digital Hospital over the estimated fair market value of the property, including the RiverPoint facility, a 60,000 square foot office building, which shared the construction site. The impairment of the Digital Hospital in each year was determined using either its estimated fair value based on the estimated net proceeds we expected to receive in a sale transaction or using a weighted-average fair value approach that considered an alternative use appraisal and other potential scenarios. The remainder of the impairment charges in each period, excluding 2008, related to long-lived assets at various hospitals that were examined for impairment due to hospitals experiencing negative cash flow from operations. We determined the fair value of the impaired long-lived assets at a hospital primarily based on the assets' estimated fair value using valuation techniques that included discounted future cash flows and third-party appraisals.

  These impairment charges are shown separately as a component of operating expenses within the consolidated statements of operations, excluding $11.8 million, $38.2 million, $10.0 million, $17.3 million, and $26.4 million of impairment charges in 2008, 2007, 2006, 2005, and 2004, respectively, related to our former surgery centers, outpatient, and diagnostic divisions and certain closed hospitals and facilities which are included in discontinued operations.

  For additional information, see Note 5, *Property and Equipment*, and Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements.

- During 2006, an Alabama Circuit Court issued a summary judgment against Richard M. Scrushy, our former chairman and chief executive officer, on a claim for restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. Including pre-judgment interest, the court's total award was approximately $48 million. Based on this judgment, we recorded $47.8 million during 2006 as *Recovery of amounts due from Richard M. Scrushy*, excluding approximately $5.0 million of post-judgment interest recorded as interest income. For additional information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

  On December 8, 2006, we entered into an agreement with the derivative plaintiffs' attorneys to resolve the amounts owed to them as a result of the award given to us under the claim for restitution of incentive bonuses Mr. Scrushy received in previous years and the Securities Litigation Settlement (as defined and discussed in Note 20, *Settlements*, to our accompanying consolidated financial statements). Under this agreement, we agreed to pay the derivative plaintiffs' attorneys $32.5 million on an aggregate basis for both claims. We paid approximately $11.5 million of this amount in 2006, with the remainder paid in 2007, using amounts received from Mr. Scrushy in the above referenced award.

- In 2001 and 2002, we reserved approximately $38.0 million related to amounts due from Meadowbrook Healthcare, Inc. ("Meadowbrook"), an entity formed by one of our former chief financial officers related to net working capital advances made to Meadowbrook in 2001 and 2002. In August 2005, we received a payment of $37.9 million from Meadowbrook. This cash payment is included as *Recovery of amounts due from Meadowbrook* in our 2005 consolidated statement of operations. For more information regarding Meadowbrook, see Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

- In October 2008, we entered into an agreement, approved by the court in January 2009, with UBS Securities, LLC ("UBS Securities") to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers will be released to us, and we will receive a release of all claims by UBS Securities, including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

  Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we are obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys and 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, to the plaintiffs in the consolidated securities litigation.

  As a result of this settlement, we recorded a $121.3 million gain in our consolidated statement of operations for the year ended December 31, 2008. This gain is comprised of the $100.0 million cash portion of the settlement plus the principal portion of the above referenced loan guarantee.

  For additional information, see Note 20, *Settlements*, to our accompanying consolidated financial statements.

- As discussed in more detail in Note 20, *Settlements*, to our accompanying consolidated financial statements, we were involved in a legal dispute regarding the lease of Braintree Rehabilitation Hospital in Braintree, Massachusetts and New England Rehabilitation Hospital in Woburn, Massachusetts. In 2005, a judgment was entered against us that upheld the landlord's termination of our lease of these two hospitals and placed us as the manager, rather than the owner, of these two hospitals. Accordingly, our 2006 and 2005 results of operations include only the $4.0 million and $5.4 million management fee we earned for operating these hospitals during the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. In 2004, the results of operations of these two hospitals were included in our consolidated statements of operations on a gross basis. Our consolidated *Net operating revenues* and consolidated operating earnings were negatively impacted by approximately $106.3 million and $3.6 million, respectively, (excluding the lease termination gain described below) in 2005 as a result of the change in ownership of these two hospitals. In September 2006, we completed the transition of these two hospitals to the landlord.

  Also, as a result of the lease termination associated with the Braintree and Woburn hospitals, we recorded a $30.5 million net gain on lease termination during 2005. This net gain is included in *Occupancy costs* in our 2005 consolidated statement of operations.

- *Government, class action, and related settlements expense* included amounts related to litigation, settlements, and ongoing settlement negotiations with various entities and individuals. In 2008, 2007, and 2006, these amounts are net of an $85.2 million, $24.0 million, and $31.2 million, respectively, reduction to the $215.0 million charge we recorded in 2005 as a result of the final court approval of our settlement in the federal securities class actions and the derivative litigation. These reductions are attributable to the value of our common stock and the associated common stock warrants underlying the settlement as of December 31 of each year. The remainder of the amounts recorded in 2008, 2007, and 2006 related to other settlements, ongoing discussions, and litigation, as discussed in more detail in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

In 2005, our *Net loss* included a $215.0 million charge, to be paid in the form of common stock and common stock warrants, as *Government, class action, and related settlements expense* under the then-proposed settlement with the lead plaintiffs in the federal securities class actions and the derivative litigation, as well as with our insurance carriers, to settle claims filed against us, certain of our former directors and officers, and certain other parties. This settlement was finalized in January 2007, and, as noted above, adjustments were recorded to this liability in 2008, 2007, and 2006. For additional information, see Note 20, *Settlements*, to our accompanying consolidated financial statements.

- Significant changes have occurred at HealthSouth since the financial fraud perpetrated by certain members of our prior management team was uncovered. The steps taken to stabilize our business and operations, provide vital management assistance, and coordinate our legal strategy came at significant financial cost. Our *Net income (loss)* in each year included professional fees associated with professional services to support the preparation of our periodic reports filed with the SEC (excluding 2008), tax preparation and consulting fees for various tax projects, and legal fees for litigation defense and support matters. For years prior to 2006, these fees included costs associated with the reconstruction and restatement of our previously filed consolidated financial statements for the years ended December 31, 2001 and 2000. These fees are included in our statements of operations as *Professional fees—accounting, tax, and legal* and approximated $44.4 million, $51.6 million, $161.4 million, $169.1 million, and $206.2 million in 2008, 2007, 2006, 2005, and 2004, respectively. See Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements for additional information.

- During 2008, we used the net proceeds from the sale of our corporate campus, the net proceeds from our equity offering, and our federal income tax refund for tax years 2000 through 2003 to reduce our total debt outstanding. As a result of these debt reductions, we allocated a portion of the debt discounts and fees associated with our debt to the debt that was extinguished and expensed debt discounts and fees totaling approximately $3.6 million to *Loss on early extinguishment of debt* during the year ended December 31, 2008. Our *Loss on early extinguishment of debt* during 2008 also included $2.3 million of net premiums associated with the redemption of certain bonds. For additional information, see Note 5, *Property and Equipment*, Note 8, *Long-term Debt*, Note 10, *Shareholders' Deficit*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

  During 2007, we used the net proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions, as well as the majority of our federal income tax refund for tax years 1996 through 1999 to pay down obligations outstanding under our Credit Agreement. Also during 2007, we used a combination of cash on hand and borrowings under our revolving credit facility to redeem approximately $59.1 million of our 10.75% Senior Notes due 2016. As a result of these debt reductions, we allocated a portion of the debt discounts and fees associated with these agreements to the debt that was extinguished and wrote off debt discounts and fees totaling approximately $25.9 million to *Loss on early extinguishment of debt* during 2007. The remainder of the amount recorded to *Loss on early extinguishment of debt* during 2007 related to the premiums associated with the redemption of the 10.75% Senior Notes due 2016 discussed above. For additional information, see Note 8, *Long-term Debt*, Note 16, *Assets Held for Sale and Results of Discontinued Operations*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

  During 2006, we recorded an approximate $365.6 million net loss on early extinguishment of debt due to the completion of a private offering of senior notes in June 2006 and a series of recapitalization transactions during the first quarter of 2006. For more information regarding these transactions, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

- As discussed in more detail in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements, we entered into an interest rate swap in March 2006 to effectively convert a portion of our variable rate debt to a fixed interest rate. During 2008, 2007, and 2006, we recorded a net loss of approximately $55.7 million, $30.4, million and $10.5 million, respectively, related to the fair value adjustments, quarterly settlements, and accrued interest recorded for the swap.

- Our *Provision for income tax benefit* in 2008 primarily resulted from our settlement with the Internal Revenue Service (the "IRS") for an additional tax claim related to the tax years 1995 through 1999, state income tax refunds received, or expected to be received, and changes in the amount of unrecognized tax benefits, as discussed in Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

  Our *Provision for income tax benefit* in 2007 primarily resulted from our settlement of federal income taxes, including interest, for the years 1996 through 1999 in excess of the estimated amounts previously accrued. This benefit resulted from our settlement of all federal income tax issues outstanding with the IRS for the tax years 1996 through 1999 and the Joint Committee on Taxation's approval of the associated income tax refunds due to the Company. In October 2007, we received a total cash refund of approximately $440 million. See Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

- Our *Income from discontinued operations* in 2007 included a $513.7 million post-tax gain on the divestitures of our surgery centers, outpatient, and diagnostic divisions. For additional information, see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements.

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In Millions, Except Per Share Data)				
Income Statement Data:					
Net operating revenues	$ 1,842.4	$ 1,737.5	$ 1,695.5	$ 1,733.7	$ 1,920.5
Salaries and benefits	934.7	863.6	818.6	807.0	904.6
Other operating expenses	268.3	243.8	223.0	255.6	231.1
General and administrative expenses	105.5	127.9	141.3	164.3	82.4
Supplies	108.9	100.3	100.4	102.2	117.8
Depreciation and amortization	83.8	76.2	84.7	88.5	98.6
Impairment of long-lived assets	0.6	15.1	9.7	34.7	30.2
Recovery of amounts due from Richard M. Scrushy	–	–	(47.8)	–	–
Recovery of amounts due from Meadowbrook	–	–	–	(37.9)	–
Gain on UBS Settlement	(121.3)	–	–	–	–
Occupancy costs	49.8	52.4	54.5	11.7	67.0
Provision for doubtful accounts	27.8	33.6	45.3	31.6	38.9
Loss on disposal of assets	2.0	5.9	6.4	11.6	3.3
Government, class action, and related settlements expense	(67.2)	(2.8)	(4.8)	215.0	–
Professional fees—accounting, tax, and legal	44.4	51.6	161.4	169.1	206.2
Loss on early extinguishment of debt	5.9	28.2	365.6	–	–
Interest expense and amortization of debt discounts and fees	159.7	229.8	234.7	234.8	202.6
Other income	(0.1)	(15.5)	(9.4)	(16.5)	(11.9)
Loss on interest rate swap	55.7	30.4	10.5	–	–
Equity in net income of nonconsolidated affiliates	(10.6)	(10.3)	(8.7)	(12.3)	(12.1)
Minority interests in earnings of consolidated affiliates	29.8	31.4	26.3	41.7	31.3
	1,677.7	1,861.6	2,211.7	2,101.1	1,990.0
Income (loss) from continuing operations before income tax (benefit) expense	164.7	(124.1)	(516.2)	(367.4)	(69.5)
Provision for income tax (benefit) expense	(70.1)	(322.4)	22.4	19.6	(4.5)
Income (loss) from discontinued operations, net of income tax benefit (expense)	17.6	455.1	(86.4)	(59.0)	(109.5)
Net income (loss)	252.4	653.4	(625.0)	(446.0)	(174.5)
Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(22.2)	–	–
Net income (loss) available to common shareholders	$ 226.4	$ 627.4	$ (647.2)	$ (446.0)	$ (174.5)
Weighted average common shares outstanding:					
Basic	83.0	78.7	79.5	79.3	79.3
Diluted	96.4	92.0	90.3	79.6	79.5
Earnings (loss) per common share:					
Basic:					
Income (loss) from continuing operations available to common shareholders	$ 2.52	$ 2.19	$ (7.05)	$ (4.88)	$ (0.82)
Income (loss) from discontinued operations, net of tax	0.21	5.78	(1.09)	(0.74)	(1.38)
Net income (loss) per share available to common shareholders	$ 2.73	$ 7.97	$ (8.14)	$ (5.62)	$ (2.20)
Diluted:					
Income (loss) from continuing operations available to common shareholders	$ 2.44	$ 2.16	$ (7.05)	$ (4.88)	$ (0.82)
Income (loss) from discontinued operations, net of tax	0.18	4.94	(1.09)	(0.74)	(1.38)
Net income (loss) per share available to common shareholders	$ 2.62	$ 7.10	$ (8.14)	$ (5.62)	$ (2.20)

	As of December 31,				
	2008	2007	2006	2005	2004
			(In Millions)		
Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 32.4	$ 19.8	$ 27.2	$ 190.2	$ 425.0
Restricted cash	154.0	63.6	60.3	179.4	190.2
Restricted marketable securities	20.3	28.9	71.1	–	–
Working capital deficit	(63.5)	(333.1)	(381.3)	(235.5)	(3.8)
Total assets	1,998.2	2,050.6	3,360.8	3,595.3	4,084.8
Long-term debt, including current portion	1,814.4	2,042.7	3,376.7	3,360.6	3,428.5
Convertible perpetual preferred stock	387.4	387.4	387.4	–	–
Shareholders' deficit	(1,169.4)	(1,554.5)	(2,184.6)	(1,540.7)	(1,109.4)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements.

Forward Looking Information

This MD&A should be read in conjunction with our accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements" on page ii of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors.*

Executive Overview

Our Business –

We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injury, spinal cord injury, and neurological disorders, that are non-discretionary in nature and which require rehabilitative services in an inpatient setting. Our team of highly skilled physicians, nurses, and physical, occupational, and speech therapists utilize the latest in equipment and techniques to return patients to home and work. Patient care is provided by nursing and therapy staff as directed by a physician order. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to what we believe is a higher level of care and superior outcomes.

We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. As of December 31, 2008, we operated 93 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting), 6 freestanding LTCHs, 49 outpatient rehabilitation satellites (operated by our hospitals), and 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage eight inpatient rehabilitation units and one outpatient satellite through management contracts. Our inpatient hospitals are located in

26 states, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, and Alabama. As of December 31, 2008, we also had two hospitals in Puerto Rico.

As of December 31, 2007, we operated 94 inpatient rehabilitation hospitals. In the second quarter of 2008, we consolidated our Odessa, Texas inpatient rehabilitation facility into our Midland, Texas inpatient rehabilitation hospital. In the third quarter of 2008, we acquired The Rehabilitation Hospital of South Jersey, as discussed below and in Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements. During the third quarter of 2008, management made the decision to close our hospital in Dallas, Texas, effective October 31, 2008.

Net patient revenue from our hospitals increased 7.5% from 2007 to 2008. Inpatient discharges increased 7.0% from 2007 to 2008. Same store discharges experienced growth of 6.1% from 2007 to 2008. Our results for the year ended December 31, 2008 included an increase in our Medicare reimbursement that was effective October 1, 2007. However, this pricing increase was removed effective April 1, 2008 as part of the pricing roll-back of the 2007 Medicare Act, as discussed in Item 1, *Business*, and below in this Item. Operating earnings (as defined in Note 22, *Quarterly Data (Unaudited)*, to our accompanying consolidated financial statements) for 2008 and 2007 were $385.9 million and $148.8 million, respectively. This improvement resulted from our increased revenues year over year. Operating earnings for the year ended December 31, 2008 included gains of $188.5 million associated with *Government, class action, and related settlements*, including the *Gain on UBS Settlement* (see Note 20, *Settlements*, to our accompanying consolidated financial statements).

As discussed in the "Business Outlook" section below and throughout this report, our primary emphasis remains on debt reduction and further deleveraging, especially during this period of global economic uncertainty. In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*, to our accompanying consolidated financial statements) to pay down long-term debt.

We believe the demand for inpatient rehabilitation services will increase as the U.S. population ages. In addition, Medicare "compliant cases" are expected to grow approximately 2% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths and focus in inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business.

2008 Development Activities

We entered 2008 seeking disciplined growth opportunities for our inpatient rehabilitation business in the context of our primary emphasis on debt reduction and further deleveraging. During the year, we completed the following acquisitions (see Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements):

- In July 2008, we purchased The Rehabilitation Hospital of South Jersey, a 34-bed inpatient rehabilitation hospital in Vineland, New Jersey. This transaction added a third New Jersey rehabilitation hospital to our northeast region.

- In August 2008, we acquired an inpatient rehabilitation unit at the Medical Center of Arlington in Texas. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Arlington.

- In August 2008, we acquired an inpatient rehabilitation hospital in Midland, Texas from Rehabcare Corporation. The operations of this hospital were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Midland/Odessa.

In addition to these acquisitions that are included in our 2008 results of operations, we also commenced the following development projects during the year:

- In June 2008, a certificate of need was approved that will enable us to establish up to a 40-bed comprehensive medical rehabilitation hospital in Marion County, Florida. The certificate of need has been contested by two competitors in the market and is progressing through the normal Florida certificate of need appeals process. The appeals process is expected to take at least one year, and there can be no assurance regarding the timing or outcome.

- Our certificate of need application for a new 40-bed rehabilitation hospital in Loudoun County, Virginia was approved on July 30, 2008. We expect to break ground on this site in the first half of 2009.

- In October 2008, we broke ground on a new, 40-bed freestanding inpatient rehabilitation hospital in Mesa, Arizona, and we expect operations to commence in the third quarter of 2009.

2008 Significant Events

During the first quarter of 2008, we finalized the sale of our corporate campus (see Note 5, *Property and Equipment*, to our accompanying consolidated financial statements). As part of this transaction, we entered into a lease for office space within the property that was sold. The sale of this property will help us continue to reduce corporate operating expenses going forward. The net proceeds from this transaction were used to reduce amounts outstanding on our revolving credit facility in April 2008 (see Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to our accompanying consolidated financial statements).

On June 27, 2008, HealthSouth finalized the issuance and sale of 8.8 million shares of its common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million. The Company used the net proceeds of the offering primarily for redemption and repayment of short-term and long-term borrowings. See Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to our accompanying consolidated financial statements for additional information regarding use of the net proceeds.

In October 2008, we entered into an agreement, approved by the court on January 13, 2009, with UBS Securities, LLC ("UBS Securities") to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers will be released to us, and we will receive a release of all claims by UBS Securities, including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we are obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys, and pursuant to the previously disclosed settlement agreements in the consolidated securities litigation, 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, will be paid to plaintiffs in the consolidated securities litigation. See Note 20, *Settlements*, to our accompanying consolidated financial statements. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. We intend to use the majority of our net cash proceeds to reduce long-term debt.

In October 2008, we received a total cash refund of approximately $46 million (including interest) attributable to our settlement with the Internal Revenue Service (the "IRS") for tax years 2000 through 2003. We used the majority of this cash to reduce amounts outstanding under our Credit Agreement. See Note 8, *Long-term Debt*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

In the fourth quarter of 2008, we settled federal income tax issues outstanding with the IRS for the tax years 1995 through 1999, and the Joint Committee on Taxation reviewed and approved the associated income tax refund of approximately $42 million (including interest) due to the Company. In February 2009, we received the majority of this cash and used it to pay down long-term debt.

Regulatory Challenges to the Inpatient Rehabilitation Industry –

Over the last several years, changes in regulation governing inpatient rehabilitation reimbursement have created a challenging operating environment for inpatient rehabilitation services. Specifically, on May 7, 2004, the Centers for Medicare and Medicaid Services ("CMS") issued a final rule, known as the "75% Rule," stipulating that to qualify as an inpatient rehabilitation facility under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any inpatient rehabilitation hospital that failed to meet the requirements of the 75% Rule would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services. However, the impact of the 75% Rule was significantly greater than CMS initially envisioned, and it required us to deny admissions to our hospitals.

The compliance threshold of the 75% Rule was in the process of being phased-in over time, and was already at 60% or higher for all of our hospitals at the end of 2007. However, on December 29, 2007, The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act") was signed, permanently setting the compliance threshold at 60% instead of 75%, and allowing hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitation care under the rule.

An additional element to the 2007 Medicare Act was a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007, or a Medicare pricing "roll-back," which has resulted in a decrease in actual reimbursement dollars per discharge despite increases in costs. The roll-back is effective from April 1, 2008 until September 30, 2009.

The long-term impact of the freeze at the 60% compliance threshold was positive because it allowed patient volumes to stabilize. In 2008, increased patient volumes from both our focus on standardized sales and marketing efforts and the fact that more patients now have access to our high quality inpatient rehabilitative services offset the negative impact of the pricing roll-back (see this Item, "Results of Operations – Net Operating Revenues"). We expect the negative impact of the pricing roll-back to continue to be offset partially by our volume increases (see this Item, "Business Outlook").

Key Challenges –

While we met our operational goals in 2008, we continue to face challenges, including:

- Leverage and Liquidity. Our leverage remains higher than we would like, and it increases our cost of borrowing and decreases our *Net income*. However, we have made reducing debt a primary strategic focus, and our leverage and liquidity are improving.

  During 2008, we used approximately $254 million of cash to reduce our total debt outstanding (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*, to our accompanying consolidated financial statements) to pay down long-term debt.

  Our primary sources of funding are cash flows from operations and borrowings under our revolving credit facility. As of December 31, 2008, we had approximately $32.2 million in *Cash and cash equivalents*, excluding amounts that are restricted due to various obligations we have under lending agreements, partnership agreements, and other arrangements (see Note 1, *Summary of Significant Accounting Policies*, and Note 3, *Cash and Marketable Securities*, to our accompanying consolidated financial statements). In addition, as of December 31, 2008, we had approximately $307.3 million available under our revolving credit facility, net of amounts utilized under our revolving letter of credit subfacility. An additional $33.6 million (which represents the letter of credit issued in lieu of a bond in the New York Action, as discussed in Note 20, *Settlements*, to our accompanying consolidated financial statements) will become available in connection with the court's implementation of the order approving the final UBS Settlement, which we expect to be completed in the first quarter of 2009.

We have scheduled principal payments of $24.8 million and $22.1 million in 2009 and 2010, respectively, related to long-term debt obligations (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). Our earliest refinancing risk is 2012, when our revolving credit facility expires, and 2013, when our Term Loan Facility matures. The majority of our bonds are not due until 2014 and 2016.

As with any company carrying significant debt, our primary risk relating to our leverage is the possibility that a rapid increase in interest rates and/or a down-turn in operating earnings could impair our ability to comply with the financial covenants contained within our Credit Agreement. Loans under our Credit Agreement bear interest at a rate of, at our option, 1-month, 2-month, 3-month, or 6-month LIBOR or the Prime rate, plus an applicable margin that varies depending upon our leverage ratio and corporate credit rating. Our primary covenants include a leverage ratio and an interest coverage ratio, with the interest coverage ratio being a four consecutive fiscal quarters test. As of December 31, 2008, we were in compliance with the covenants under our Credit Agreement, and we do not envision any violation of these covenants in 2009.

For additional information regarding our leverage and liquidity, see Item 1, *Business*, the "Liquidity and Capital Resources" section of this Item, and Note 2, *Liquidity*, and Note 8, *Long-term Debt*, to our accompanying consolidated financial statements. See also Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements for a discussion of risks and uncertainties facing us. As with most companies, changes in our business or other factors may occur that might have a material adverse impact on our financial position, results of operations, and cash flows.

- Reimbursement. Historically, Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. For example, and as discussed above, while the freeze at the 60% compliance threshold under the 2007 Medicare Act is a long-term positive for us, the pricing roll-back is a short-term negative in 2008 and a portion of 2009. In addition, and as discussed in Item 1, *Business*, there can be no assurance there will be an increase in Medicare reimbursement pricing upon the expiration of the roll-back period.

  Because Medicare comprised approximately 67.2% of our *Net operating revenues* for the year ended December 31, 2008, single-payor exposure and any potential legislative changes present risks to us. Because we receive a significant percentage of our revenues from Medicare, our inability to achieve continued compliance with the 60% threshold under the 2007 Medicare Act could have a material adverse effect on our financial position, results of operations, and cash flows.

  In addition to government payors, our relationships with managed care and non-governmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. If we are unable to negotiate and maintain favorable agreements with these payors, our financial position, results of operations, and cash flows could be adversely impacted.

- Staffing. Our operations are dependent on the efforts, abilities, and experience of our professional medical personnel, such as physical therapists, nurses, and other healthcare professionals, and our management. If we are unable to recruit and retain qualified physical therapists, nurses, other medical support personnel, or management, or to control our labor costs, our financial position, results of operations, and cash flows could be adversely impacted.

  During 2008, we maintained competitive salary structures while making an investment, in the form of enhanced benefits programs, in our employees in an effort to reduce turnover at our hospitals and attract qualified healthcare professionals to our business. Recruiting and retaining qualified personnel for our hospitals will remain a high priority for the Company on a go-forward basis. However, we must balance our ability to maintain a competitive total compensation package with our goal of being a high quality, low cost provider of inpatient rehabilitation services. See the "Results of Operations – Salaries and Benefits" section of this Item for additional information.

Business Outlook –

As the nation's largest provider of inpatient rehabilitative healthcare services, we believe we differentiate ourselves from our competitors based on the quality of our clinical protocols, our broad base of clinical experience, our ability to create and leverage rehabilitative technology, and our ability to standardize practices and take advantage of efficiencies that result in cost effective, high quality care for our patients.

Strategic Outlook

Our largest referral source is acute care hospitals, and it is not uncommon for acute care volumes, some of which are discretionary in nature, to decrease during periods of economic uncertainty. The majority of patients we serve have medical conditions, such as strokes, hip fractures, and neurological disorders, that are non-discretionary in nature and which require rehabilitative services in an inpatient setting. In addition, our revenue and accounts receivable balances are heavily weighted toward Medicare, and we do not believe there is significant credit risk associated with this government payor. Consequently, we believe we are well positioned to weather such economic periods. As a result, we expect the current economic uncertainty will only minimally impact our *Provision for doubtful accounts*. The area of our business at the most risk for decreases in discretionary spending is our outpatient services. However, this area of our business represents less than 10% of our consolidated *Net operating revenues*, so we anticipate minimal impact to our overall results.

We believe the above assessment of our ability to manage through these difficult economic times is evidenced by our continued volume growth in the latter half of 2008 when our consolidated portfolio yielded same store growth in discharges of approximately 8.1% and 9.7% for the third and fourth quarters of 2008 compared to the same quarters of 2007, respectively. In addition, our *Provision for doubtful accounts* remained within our stated range of 1.5% to 1.8% of *Net operating revenues*. Further, we believe we have adequate sources of liquidity due to our *Cash and cash equivalents* and the availability of our revolving credit facility. Our earliest refinancing risk is 2012, when our revolving credit facility expires, and 2013, when our Term Loan Facility matures. The majority of our bonds are not due until 2014 and 2016.

In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*, to our accompanying consolidated financial statements) to pay down long-term debt.

As we reassessed the appropriateness of our strategic outlook during the current economic uncertainty, we took a critical look at our development strategy, especially as it related to de-novo projects. In recognition of changing economic conditions, we will continue to be disciplined in our approach to development opportunities, carefully evaluating these opportunities against our deleveraging priority. For the foreseeable future, reducing our long-term debt will be a key objective. We will continue to pursue bed expansions in existing hospitals as they provide immediate earnings growth, and we will pursue acquisitions and market consolidations where we can do so with minimal initial cash outlays. For any de-novo project we decide to pursue, we will work with third parties willing to assume the majority of the financing risks associated with these projects.

Operating Outlook

In 2007, we launched a multi-year operational initiative designed to identify best practices in a number of key areas and standardize those practices across all our hospitals. This initiative is known as TeamWorks. During the start-up phase of this project, we chose two areas as our initial focus:

- Sales and Marketing. Increasing the number of patients we serve is critical to maintaining and improving our profitability, particularly in light of the high percentage of fixed costs at our hospitals and the Medicare pricing roll-back discussed earlier.

- Non-Clinical Support Costs. Over the past few years, we have focused on managing the non-clinical expenses of our hospitals due to the regulatory uncertainty that was caused by the 75% Rule and rising labor costs resulting from shortages of therapists and nurses. Although we have generally reduced most categories of expenses, there is a high degree of variability from hospital to hospital. As a result, the non-clinical support costs initiative was chosen in order to further standardize our best practices in this area.

As a result of our TeamWorks initiative, we experienced an increase in patient discharges from 2007 to 2008. Over the years, we have developed clinical programs, such as those focusing on stroke and other neurological disorders, and have invested in technology to meet the needs of patients requiring inpatient rehabilitative care. Our sales and marketing efforts implemented as part of the TeamWorks initiative have focused on these programs, which benefit higher acuity patients. Typically, these conditions provide higher net patient revenue per discharge because of the higher level of services and resources required.

During the third quarter of 2008, we completed the implementation of the above two phases of TeamWorks at all of our hospitals. As we finalize our plans for the next phase of TeamWorks, we are also implementing a sustainability module to ensure the operational initiatives from the start-up phase of the project remain embedded at our hospitals. We remain optimistic about the project's ability to drive market share based on the results we have seen thus far.

Our *Salaries and benefits* grew as a percent of *Net operating revenues* during 2008 due to various factors, including the increase in the cost of certain benefits provided to our employees. We are actively managing the productive portion of our *Salaries and benefits*, and we have taken steps to address the non-productive component of these expenses (see this Item, "Results of Operations – Salaries and Benefits"). We expect to see a meaningful improvement in the non-productive component of *Salaries and benefits* during 2009, as we transitioned into a new benefit year effective January 1, 2009. We continue to monitor the labor market and will make any necessary adjustments to remain competitive in this challenging environment while also being consistent with our goal of being a high quality, low cost provider of inpatient rehabilitative services.

In addition to the specific challenges we face with staffing levels and costs, we are not immune to the impact the current global economic situation is having on the operating costs of most companies. Specifically, we are experiencing increased utility costs and increased pricing related to supplies, especially pharmaceutical costs. Because our payor mix is weighted heavily towards Medicare, we will be challenged in managing these rising costs as a percent of revenue given the Medicare pricing roll-back that became effective April 1, 2008 and remains effective through September 30, 2009. However, we will be implementing strategies to address these rising costs.

Quarter-over-quarter comparisons for the first quarter of 2009 will not be on an equal basis to the prior year due to the Medicare pricing roll-back. The first quarter of 2008 contained a Medicare pricing increase that became effective October 1, 2007 but was "rolled-back" from our Medicare reimbursement on April 1, 2008. In addition, our 2008 year-over-year and quarter-over-quarter comparisons to 2007 were positively impacted by the freeze at the 60% compliance threshold under the 2007 Medicare Act. Prior to the signing of the 2007 Medicare Act on December 29, 2007, many of our hospitals were limiting admissions due to phase-in requirements under the 75% Rule (see Item 1, *Business*). We believe we can sustain discharge growth of at least 4% annually. See this Item, "Results of Operations – Net Operating Revenues," for additional information.

In summary, we believe we are well positioned to weather the current economic environment. We do not believe our volumes or bad debt expense will be materially adversely impacted. We plan to continue to use the majority of our excess cash flow to reduce debt. On a go-forward basis, we anticipate we will be able to generate cash flows to fund additional debt reduction and disciplined, opportunistic development activities, which we believe will bring long-term, sustainable growth and returns to our stockholders.

Results of Operations

During 2008, 2007, and 2006, we derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2008	2007	2006
Medicare	67.2%	67.8%	68.6%
Medicaid	2.2%	2.0%	2.1%
Workers' compensation	2.1%	2.3%	2.6%
Managed care and other discount plans	19.0%	18.5%	18.5%
Other third-party payors	7.0%	6.3%	5.0%
Patients	0.7%	0.6%	0.4%
Other income	1.8%	2.5%	2.8%
Total	100.0%	100.0%	100.0%

Our payor mix is weighted heavily towards Medicare. Our hospitals receive Medicare reimbursements under the prospective payment system applicable to inpatient rehabilitation facilities ("IRF-PPS"). Under IRF-PPS, our hospitals receive fixed payment amounts per discharge based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services. With IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high quality, low cost providers. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

The percent of our *Net operating revenues* attributable to Medicare has decreased over the past few years due to an increase in managed Medicare and private fee-for-service plans that are included in the "managed care and other discount plans" and "other third-party payors" categories in the above table. As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, Medicare+Choice, or Medicare Advantage. The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (under Medicare Parts A and B) or enrollment in a health maintenance organization, preferred provider organization, point-of-service plan, provider sponsored organization or an insurance plan operated in conjunction with a medical savings account. While we expect our payor mix will remain heavily weighted towards traditional Medicare, we expect this shift of traditional Medicare patients into managed Medicare and private fee-for-service plans will continue. However, the future of Medicare Part C will be determined, ultimately, by Congress, and any changes to Medicare Part C may have an impact on this trend.

Under IRF-PPS, hospitals are reimbursed on a "per discharge" basis. Thus, the number of patient discharges is a key metric utilized by management to monitor and evaluate our performance. The number of outpatient visits is also tracked in order to measure the volume of outpatient activity each period.

Certain financial results have been reclassified to conform to the current year presentation. Such reclassifications primarily relate to one hospital and one gamma knife radiosurgery center we identified in 2008 that qualified under Financial Accounting Standards Board ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to be reported as assets held for sale and discontinued operations. We reclassified our consolidated balance sheet as of December 31, 2007 to show the assets and liabilities of these qualifying facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2007 and 2006 to show the results of those qualifying facilities as discontinued operations.

As discussed in the "Results of Discontinued Operations" section of this Item and Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements, we divested our surgery centers, outpatient, and diagnostic divisions during 2007. Because we did not allocate corporate overhead by division, our operating results for the years ended December 31, 2007 and 2006 reflect overhead costs associated with managing and providing shared services to these divisions, through their respective dates of sale, even though these divisions qualify as discontinued operations.

As discussed in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements, due to the requirements under our Credit Agreement to use the net proceeds from each divestiture to repay obligations outstanding under our Credit Agreement, and in accordance with Emerging Issues Task Force ("EITF") No. 87-24, "Allocation of Interest to Discontinued Operations," we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007 and 2006.

From 2006 through 2008, our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
		(In Millions)			
Net operating revenues	$ 1,842.4	$ 1,737.5	$ 1,695.5	6.0%	2.5%
Operating expenses:					
Salaries and benefits	934.7	863.6	818.6	8.2%	5.5%
Other operating expenses	268.3	243.8	223.0	10.0%	9.3%
General and administrative expenses	105.5	127.9	141.3	(17.5%)	(9.5%)
Supplies	108.9	100.3	100.4	8.6%	(0.1%)
Depreciation and amortization	83.8	76.2	84.7	10.0%	(10.0%)
Impairment of long-lived assets	0.6	15.1	9.7	(96.0%)	55.7%
Recovery of amounts due from Richard M. Scrushy	–	–	(47.8)	N/A	(100.0%)
Gain on UBS Settlement	(121.3)	–	–	N/A	N/A
Occupancy costs	49.8	52.4	54.5	(5.0%)	(3.9%)
Provision for doubtful accounts	27.8	33.6	45.3	(17.3%)	(25.8%)
Loss on disposal of assets	2.0	5.9	6.4	(66.1%)	(7.8%)
Government, class action, and related settlements expense	(67.2)	(2.8)	(4.8)	2,300.0%	(41.7%)
Professional fees—accounting, tax, and legal	44.4	51.6	161.4	(14.0%)	(68.0%)
Total operating expenses	1,437.3	1,567.6	1,592.7	(8.3%)	(1.6%)
Loss on early extinguishment of debt	5.9	28.2	365.6	(79.1%)	(92.3%)
Interest expense and amortization of debt discounts and fees	159.7	229.8	234.7	(30.5%)	(2.1%)
Other income	(0.1)	(15.5)	(9.4)	(99.4%)	64.9%
Loss on interest rate swap	55.7	30.4	10.5	83.2%	189.5%
Equity in net income of nonconsolidated affiliates	(10.6)	(10.3)	(8.7)	2.9%	18.4%
Minority interests in earnings of consolidated affiliates	29.8	31.4	26.3	(5.1%)	19.4%
Income (loss) from continuing operations before income tax (benefit) expense	164.7	(124.1)	(516.2)	(232.7%)	(76.0%)
Provision for income tax (benefit) expense	(70.1)	(322.4)	22.4	(78.3%)	(1,539.3%)
Income (loss) from continuing operations	234.8	198.3	(538.6)	18.4%	(136.8%)
Income (loss) from discontinued operations, net of income tax benefit (expense)	17.6	455.1	(86.4)	(96.1%)	(626.7%)
Net income (loss)	$ 252.4	$ 653.4	$ (625.0)	(61.4%)	(204.5%)

Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2008	2007	2006
Salaries and benefits	50.7%	49.7%	48.3%
Other operating expenses	14.6%	14.0%	13.2%
General and administrative expenses	5.7%	7.4%	8.3%
Supplies	5.9%	5.8%	5.9%
Depreciation and amortization	4.5%	4.4%	5.0%
Impairment of long-lived assets	0.0%	0.9%	0.6%
Recovery of amounts due from Richard M. Scrushy	0.0%	0.0%	(2.8%)
Gain on UBS Settlement	(6.6%)	0.0%	0.0%
Occupancy costs	2.7%	3.0%	3.2%
Provision for doubtful accounts	1.5%	1.9%	2.7%
Loss on disposal of assets	0.1%	0.3%	0.4%
Government, class action, and related settlements expense	(3.6%)	(0.2%)	(0.3%)
Professional fees—accounting, tax, and legal	2.4%	3.0%	9.5%
Total	78.0%	90.2%	93.9%

Additional information regarding our operating results for the years ended December 31, 2008, 2007, and 2006 is as follows:

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
Net patient revenue—inpatient	$ 1,659.5	$ 1,544.0	$ 1,482.9
Net patient revenue—outpatient and other revenues	182.9	193.5	212.6
Net operating revenues	$ 1,842.4	$ 1,737.5	$ 1,695.5
		(Actual Amounts)	
Discharges	107,780	100,738	100,469
Outpatient visits	1,228,233	1,319,198	1,441,158
Average length of stay	14.7 days	15.1 days	15.2 days
Occupancy %	66.3%	63.5%	64.8%
# of licensed beds	6,543	6,573	6,460
Full-time equivalents*	15,580	15,406	15,549

* Excludes 410, 565, and 685 full-time equivalents for the years ended December 31, 2008, 2007, and 2006, respectively, who are considered part of corporate overhead with their salaries and benefits included in *General and administrative expenses* in our consolidated statements of operations. Full-time equivalents included in the above table represent those who participate in or support the operations of our hospitals and exclude an estimate of full-time equivalents related to contract labor.

In the discussion that follows, we use "same store" comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same store comparisons based on hospitals open throughout both the full current period and throughout the full prior periods presented. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

Net Operating Revenues

Our consolidated *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other non-patient care services. These other revenues approximated 1.8%, 2.5%, and 2.8% of consolidated *Net operating revenues* for the years ended December 31, 2008, 2007, and 2006, respectively.

While our *Net operating revenues* are being negatively impacted by the pricing roll-back that is part of the 2007 Medicare Act (the pricing roll-back is effective from April 1, 2008 until September 30, 2009), our TeamWorks initiative is producing results that yielded an increase in patient discharges in each quarter of 2008.

	Cumulative # of Hospitals with TeamWorks	% Increase in Discharges for All Hospitals	
		Quarter-Over-Quarter	Year-Over-Year
Q1 2008	44	2.6%	2.6%
Q2 2008	76	5.6%	4.1%
Q3 2008	92	9.3%	5.8%
Q4 2008	93	10.6%	7.0%

Net patient revenue from our hospitals benefited from three acquisitions in the third quarter of 2008. See Item 1, *Business*, this Item, "Executive Overview," and Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements.

Net patient revenue from our hospitals was 7.5% higher for the year ended December 31, 2008 than 2007. As shown in the above table, we experienced a 7.0% year-over-year increase in patient discharges primarily as a result of our TeamWorks initiative. Same store discharges were 6.1% higher in 2008 than in 2007.

Based on industry data published through the Uniform Data System for Medical Rehabilitation (the "UDS") for the third quarter of 2008, our inpatient rehabilitation hospitals continued to grow their market share in 2008. This industry information, as reported through the UDS under the presumptive method on a quarter lag, showed 5.7% case growth by HealthSouth during the nine months ended September 30, 2008 compared to an average 0.7% case growth for UDS industry sites (including HealthSouth). Medicare compliant cases are expected to grow approximately 2% per year for the foreseeable future. We believe we can sustain discharge growth of at least 4% annually.

Decreased outpatient volumes in 2008 compared to 2007 resulted primarily from the closure of outpatient satellites, but challenges in securing therapy staffing in certain markets and continued competition from physicians offering physical therapy services within their own offices also contributed to the decline. We also made the decision to staff our inpatient rehabilitation hospitals in lieu of some of our outpatient satellites due to staffing shortages. As of December 31, 2008, we operated 49 outpatient satellites, while as of December 31, 2007, we operated 60 outpatient satellites. Strong unit pricing and the closure of underperforming satellites resulted in higher net patient revenue per visit in 2008 compared to 2007. We continuously monitor the performance of our outpatient satellites and will take appropriate action with respect to underperforming facilities, including closure.

Net patient revenue from our hospitals was 4.1% higher for the year ended December 31, 2007 than 2006. The increase was primarily attributable to an increase in our patient case mix index and compliant case growth, both of which increased our revenue per discharge. Inpatient volumes during 2007 were relatively flat compared to 2006 due primarily to nine hospitals that moved from a 60% compliance threshold to a 65% compliance threshold under the 75% Rule on July 1, 2007. Discharges for the year were also negatively impacted by 16 of our hospitals that moved from a 50% compliance threshold to a 60% compliance threshold under the 75% Rule on June 1, 2006.

Increased revenues attributable to our inpatient hospitals were offset by decreased revenues from outpatient visits. Decreased outpatient volumes resulted from the closure of outpatient satellites, changes in patient program mix, shortages in therapy staffing, and continued competition from physicians offering physical therapy services within their own offices. As of December 31, 2007, we operated 60 outpatient satellites, while as of December 31, 2006, we operated 81 outpatient satellites.

Quarter-over-quarter comparisons for the first quarter of 2009 will not be on an equal basis to the prior year due to the Medicare pricing roll-back. The first quarter of 2008 contained a Medicare pricing increase that became effective October 1, 2007 but was "rolled back" from our Medicare reimbursement on April 1, 2008. In addition, our 2008 year-over-year and quarter-over-quarter comparisons to 2007 were positively impacted by the freeze at the 60% compliance threshold under the 2007 Medicare Act. Prior to the signing of the 2007 Medicare Act on December 29, 2007, many of our hospitals were limiting admissions due to phase-in requirements under the 75% Rule (see Item 1, *Business*).

Salaries and Benefits

Salaries and benefits represent the most significant cost to us and include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

Salaries and benefits grew as a percent of *Net operating revenues* during 2008 due to various factors: additional employees needed as a result of additional volumes, costs associated with recruiting, training, and orienting these new employees, annual merit increases, and increases in the cost of benefits provided to our employees.

We are actively managing the productive portion of our *Salaries and benefits*. To manage our productivity, we utilize certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including an estimate of full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period. The number of occupied beds is determined by multiplying the number of licensed beds by our occupancy percentage. For the years ended December 31, 2008 and 2007, our EPOB was 3.63 and 3.73, respectively, or a year-over-year improvement of 2.7%.

While we successfully managed our productivity in 2008, non-productive factors contributed to the year-over-year increase in *Salaries and benefits*. First, as reported previously, on October 1, 2007, we gave merit increases, which averaged 3.7%, to most of our employees and adjusted certain salary ranges in select markets. We also received a Medicare pricing adjustment at the same time. However, this Medicare increase was eliminated on April 1, 2008, which had the effect of increasing *Salaries and benefits* as a percent of *Net operating revenues* in 2008. As it is routine to provide merit increases to our employees on October 1 of each year, which normally coincides with our annual Medicare pricing adjustment, we provided an approximate 3.0% merit increase to our employees effective October 1, 2008.

Second, as also previously reported, in an effort to improve retention and reduce turnover at our hospitals, we enhanced certain benefits effective January 1, 2008. In addition to these enhancements, we consolidated numerous paid-time-off ("PTO") plans across our hospitals, which led to increased PTO for many of our employees. We have addressed our comprehensive benefits package and made refinements that will allow us to remain competitive in this challenging staffing environment while also being consistent with our goal of being a high quality, low cost provider of inpatient rehabilitative services. Such refinements included, but were not limited to, passing along a portion of the increased costs associated with medical plan benefits to our employees and reducing certain aspects of our PTO program. The majority of changes to these benefit plans became effective January 1, 2009.

Finally, we pay our employees for non-productive hours related to orientation, training, and other similar items. As we recruited new employees to meet the staffing needs associated with our increased volumes, the costs associated with our orientation and training efforts increased. We anticipate this cost will level-off once we are able to adjust our permanent staffing levels to accommodate our higher volumes.

Salaries and benefits also increased from 2006 to 2007. Annual merit increases given to employees in October 2007 contributed to the increase. In addition, shortages of therapists and nurses caused us to raise salaries to retain current employees and to increase our utilization of higher-priced contract labor to properly care for our patients in 2007. Finally, as a result of our efforts to comply with the 75% Rule, we treated higher acuity patients in 2007 than in 2006, which resulted in increased labor costs.

Our staffing priority is always to effectively treat our patients and to continue achieving the excellence in clinical outcomes that differentiates us from our competitors. We have addressed the non-productive component of our *Salaries and benefits*, and we will continue to actively manage the productive component. We expect to see a meaningful improvement in the non-productive component of *Salaries and benefits* during 2009, as we have now transitioned into a new benefit year.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, utilities, professional fees, insurance, and repairs and maintenance.

In 2008, 2007, and 2006, we experienced a reduction in self-insurance costs due to revised actuarial estimates that resulted from current claims history, industry-wide loss development trends, and our exit from businesses that were more claims intensive. These reductions are primarily included in *Other operating expenses* in our consolidated statements of operations for the years ended December 31, 2008, 2007, and 2006. See Note 1, *Summary of Significant Accounting Policies*, "Self-Insured Risks," for additional information.

Other operating expenses were higher during 2008 than in 2007 primarily due to increased patient volumes, repairs and maintenance expenses associated with the refurbishment of some of our aging hospitals, and costs associated with the implementation of our TeamWorks initiative. We are also experiencing increased utility costs.

Other operating expenses were higher in 2007 than in 2006 due to professional fees associated with our TeamWorks initiative. Also, as discussed in more detail in Note 19, *Related Party Transactions*, to our accompanying consolidated financial statements, *Other operating expenses* for the year ended December 31, 2006 included a $6.3 million gain related to the repayment of a formerly fully reserved note receivable from Source Medical Solutions, Inc. ("Source Medical").

While we are taking steps to address these rising costs, because our payor mix is heavily weighted toward Medicare, we will be challenged in managing these rising costs as a percent of *Net operating revenues*, given the Medicare pricing roll-back that became effective April 1, 2008 and remains effective through September 30, 2009.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as corporate accounting, internal audit and controls, legal, and information technology services that are managed from our corporate headquarters in Birmingham, Alabama. These expenses include the salaries and benefits of 410, 565, and 685 full-time equivalents for the years ended December 31, 2008, 2007, and 2006, respectively, who perform these administrative functions. These expenses also include all stock-based compensation expenses recorded in accordance with FASB Statement No. 123 (Revised 2004), *Share-Based Payment*.

As discussed in the "Results of Discontinued Operations" section of this Item and Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements, we divested our surgery centers, outpatient, and diagnostic divisions during 2007. Because we did not allocate corporate overhead by division, our operating results for the years ended December 31, 2007 and 2006 reflect overhead costs associated with managing and providing shared services to these divisions, through their respective dates of sale, even though these divisions qualify as discontinued operations.

Our *General and administrative expenses* were lower in 2008 compared to 2007 due primarily to the right-sizing of our corporate departments following the divestitures of our surgery centers, outpatient, and diagnostic divisions. The reduction in *General and administrative expenses* resulting from our divestiture transactions was partially offset by rent expense associated with the sale of our corporate campus and subsequent leasing of our corporate office space within the same property that was sold.

Our *General and administrative expenses* were lower in 2007 compared to 2006 due also to the divestitures of our surgery centers, outpatient, and diagnostic divisions in the second and third quarters of 2007. The reduction in *General and administrative expenses* resulting from our divestiture transactions was offset by our investment in a development function and costs associated with installing new accounting systems. Also, given the uncertainty surrounding our repositioning efforts in the first half of 2007, we experienced attrition of corporate employees who supported our surgery centers, outpatient, and diagnostic divisions. As this attrition occurred, we chose to utilize higher-priced contract labor to temporarily fill certain corporate positions rather than hiring new employees to fill the open positions.

We continue to monitor our *General and administrative expenses* for opportunities to improve our financial results. Our targeted level of *General and administrative expenses* (excluding stock compensation expense) is 4.75% of *Net operating revenues.*

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. These costs include pharmaceuticals, food, needles, bandages, and other similar items.

The increase in *Supplies* expense from 2007 to 2008 was due primarily to an increase in the number of patients treated. We are also experiencing increased pricing related to supplies, especially pharmaceutical costs.

While *Supplies* expense did not change significantly in terms of dollars from 2006 to 2007, it did decrease as a percent of *Net operating revenues* year over year. This decrease was due to our supply chain management efforts and our increasing revenue base.

While we are taking steps to address these rising costs, because our payor mix is heavily weighted toward Medicare, we will be challenged in managing these rising costs as a percent of *Net operating revenues*, given the Medicare pricing roll-back that became effective April 1, 2008 and remains effective through September 30, 2009.

Depreciation and Amortization

The increase in *Depreciation and amortization* for the year ended December 31, 2008 compared to 2007 primarily resulted from the sale of our corporate campus during the first quarter of 2008. We sold our corporate campus to Daniel Corporation ("Daniel") on March 31, 2008. In accordance with FASB Statement No. 144, we reviewed our depreciation estimates of our corporate campus based on the revised salvage value of the campus due to the expected sale transaction. During the first quarter of 2008, we accelerated the depreciation of our corporate campus by approximately $11.0 million so that the net book value of the corporate campus equaled the net proceeds received on the transaction's closing date. The year-over-year impact of this acceleration of depreciation approximated $10.0 million.

The increase in depreciation associated with the sale of our corporate campus was offset by a general decrease in *Depreciation and amortization* due to the decreased depreciable base of our assets due to the level of our capital expenditures over the past few years. The decrease in the depreciable base of our assets also resulted in the decrease in *Depreciation and amortization* from 2006 to 2007.

As a result of our development activities, as discussed in Note 1, *Summary of Significant Accounting Policies*, and Note 6, *Goodwill and Other Intangible Assets*, to our accompanying consolidated financial statements, we expect our depreciation and amortization charges to increase going forward.

Impairment of Long-Lived Assets

During 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets.

During 2007, we recognized long-lived asset impairment charges of $15.1 million. Approximately $14.5 million of these charges related to the Digital Hospital (as defined in Note 5, *Property and Equipment*, to our accompanying consolidated financial statements). On June 1, 2007, we entered into an agreement with an investment fund sponsored by Trammell Crow Company ("Trammell Crow") pursuant to which Trammell Crow agreed to acquire our corporate campus for a purchase price of approximately $60 million, subject to certain adjustments. We wrote the Digital Hospital down by $14.5 million to its estimated fair value based on the estimated net proceeds we expected to receive from this sale. The agreement to sell our corporate campus to Trammell Crow was terminated on August 7, 2007, pursuant to an opt-out provision in the agreement which Trammell Crow exercised. As discussed earlier in this Item and in Note 5, *Property and Equipment*, to our accompanying consolidated financial statements, we sold our corporate campus to Daniel on March 31, 2008.

During 2006, we recognized long-lived asset impairment charges of $9.7 million. Approximately $8.6 million of these charges related to the Digital Hospital and represented the excess of costs incurred during the construction of the Digital Hospital over the estimated fair value of the property, including the River Point facility, a 60,000 square foot office building which shares the construction site. The impairment of the Digital Hospital in 2006 was determined using a weighted-average fair value approach that considered an alternative use appraisal and other potential scenarios.

Recovery of Amounts Due from Richard M. Scrushy

On January 3, 2006, the Alabama Circuit Court in the *Tucker* case (as defined in Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements) granted the plaintiff's motion for summary judgment against Richard M. Scrushy, our former chairman and chief executive officer, on a claim for the restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. Including pre-judgment interest, the court's total award was approximately $48 million. On August 25, 2006, the Alabama Supreme Court affirmed the Circuit Court's order granting summary judgment against Mr. Scrushy on the unjust enrichment claim, and on October 27, 2006, the Alabama Supreme Court denied Mr. Scrushy's motion for rehearing. On November 16, 2006, Mr. Scrushy signed an agreement indicating his desire and intent to pay the entire amount owed under the judgment.

Based on the above, we recorded approximately $47.8 million during 2006 as *Recovery of amounts due from Richard M. Scrushy*, excluding approximately $5.0 million of post-judgment interest recorded in *Other income*.

Gain on UBS Settlement

In October 2008, we entered into an agreement, approved by the court in January 2009, with UBS Securities to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers will be released to us, and we will receive a release of all claims by UBS Securities, including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we are obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys and 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, to the plaintiffs in the consolidated securities litigation. See this Item, "Results of Operations – Government, Class Action, and Related Settlements Expense" and "Results of Operations – Professional Fees – Accounting, Tax, and Legal," for additional information related to these accruals.

As a result of this settlement, we recorded a $121.3 million gain in our consolidated statement of operations for the year ended December 31, 2008. This gain is comprised of the $100.0 million cash portion of the settlement plus the principal portion of the above referenced loan guarantee.

For additional information, see Note 20, *Settlements*, to our accompanying consolidated financial statements.

Occupancy Costs

Occupancy costs include amounts paid for rent associated with leased hospitals, including common area maintenance and similar charges. These costs did not change significantly in the periods presented.

Provision for Doubtful Accounts

As disclosed previously, we completed the installation of new collections software in the latter half of 2006. Distractions associated with the installation of this new software negatively impacted collection activity during 2006. Starting in the third quarter of 2007, our *Provision for doubtful accounts* as a percent of *Net operating revenues* became more reflective of the benefits we are seeing from the new collections software, as well as the standardization of certain business office processes. This positive trend continued in 2008.

We continue to experience the denial of certain billings by one of our Medicare contractors based on medical necessity. We appeal most of these denials and have experienced a strong success rate for claims that have completed the appeals process. While our success rate is a positive reflection of the medical necessity of the applicable patients, the appeal process can take in excess of one year, and we cannot provide assurance as to the ongoing and future success of our appeals. As such, we have provided reserves for these receivables in accordance with our accounting policy that necessarily considers the age of the receivables under appeal as part of our *Provision for doubtful accounts*.

Loss on Disposal of Assets

The *Loss on disposal of assets* in each year primarily resulted from various equipment disposals throughout each period.

Government, Class Action, and Related Settlements Expense

In 2005, we recorded a $215 million charge, to be paid in the form of common stock and common stock warrants, associated with the then-proposed settlement with the lead plaintiffs in the federal securities class action and the derivative litigation, as well as with our insurance carriers, to settle claims filed against us, certain of our former directors and officers, and certain other parties. In January 2007, the proposed settlement received final court approval, and, based on the value of our common stock and the associated common stock warrants on the date the settlement was approved, we reduced this liability by approximately $31.2 million as of December 31, 2006. Based on the value of our common stock and the associated common stock warrants as of December 31, 2008 and 2007, we reduced this liability by an additional $85.2 million and $24.0 million during the years ended December 31, 2008 and 2007, respectively. The reductions in each year are included in *Government, class action, and related settlements expense* in our consolidated statements of operations. The charge for this settlement will be revised in future periods to reflect additional changes in the fair value of the common stock and warrants until they are issued.

Government, class action, and related settlements expense also included a net charge of approximately $18.0 million during 2008 for certain settlements and indemnification obligations. These obligations primarily related to amounts owed to the derivative plaintiffs in our securities litigation settlement as a result of the UBS Settlement discussed in Note 20, *Settlements*, to our accompanying consolidated financial statements. As discussed in that note, the derivative plaintiffs are entitled to 25% of any net recoveries from judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy, Ernst & Young LLP, and UBS Securities.

Government, class action, and related settlements expense in 2007 included a charge of approximately $14.2 million associated with a final settlement with the Office of Inspector General of the United States Department of Health and Human Services related to certain self-disclosures. *Government, class action, and related settlements expense* also included a net charge of approximately $7.0 million during 2007 for certain settlements and other settlement negotiations that were ongoing as of December 31, 2007.

Government, class action, and related settlements expense for the year ended December 31, 2006 included a $1.0 million charge related to our Employee Retirement Income Security Act of 1974 ("ERISA") litigation and a $5.7 million charge to settle disputes related to our former Braintree and Woburn hospitals. *Government, class action, and related settlements expense* for 2006 also included a $4.0 million charge related to our agreement with the United States to settle civil allegations brought in federal False Claims Act lawsuits regarding alleged improper billing practices relating to certain orthotic and prosthetic devices. In addition, *Government, class action, and related settlements expense* for 2006 included a $3.0 million charge related to a payment made to the U.S. Postal Inspection Services Consumer Fraud Fund in connection with the execution of the non-prosecution agreement reached with the United States Department of Justice. These expenses for 2006 also included charges of approximately $12.7 million for certain settlements and other settlement negotiations that were ongoing as of December 31, 2006.

For additional information regarding these settlements, ongoing discussions, and litigation, see Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

Professional Fees—Accounting, Tax, and Legal

Professional fees—accounting, tax, and legal for the year ended December 31, 2008 related primarily to legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. Specifically, these fees included the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 20, *Settlements*, to our accompanying consolidated financial statements. This amount will be paid from the escrow account designated by the UBS Settlement and funded by the applicable UBS entities and their insurance carriers (see Note 1, *Summary of Significant Accounting Policies*, "Restricted Cash," to our accompanying consolidated financial statements).

Professional fees—accounting, tax, and legal for the year ended December 31, 2007 related primarily to income tax consulting fees for various tax projects (including tax projects associated with our filing of amended income tax returns for 1996 to 2003), legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues, and consulting fees associated with support received during our divestiture activities.

Professional fees—accounting, tax, and legal for the year ended December 31, 2006 related primarily to professional services to support the preparation of our Form 10-K for the year ended December 31, 2005, professional services to support the preparation of our Form 10-Qs for the first, second, and third quarters of 2006 (including the preparation of quarterly information for 2005, which had never been presented), tax preparation and consulting fees related to various tax projects, and legal fees for continued litigation defense and support matters (including $32.5 million of fees to the derivative plaintiffs' attorneys to resolve the amount owed to them as a result of the award given to us under the claim for restitution of incentive bonuses Richard M. Scrushy, our former chairman and chief executive officer, received in previous years and the Securities Litigation Settlement) discussed in Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

See Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

At this time, we expect to incur approximately $15 million of *Professional fees – accounting, tax, and legal* during 2009.

Loss on Early Extinguishment of Debt

As discussed in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements, during 2008, we used the net proceeds from the sale of our corporate campus, our equity offering, and our income tax refund, as well as available cash, to pay down long-term debt. As a result of these pre-payments and bond redemptions, we allocated a portion of the debt discounts and fees associated with this debt to the debt that was extinguished and expensed debt discounts and fees totaling approximately $3.6 million to *Loss on early extinguishment of debt* during the year ended December 31, 2008. Our *Loss on early extinguishment of debt* for the year ended December 31, 2008 also included $2.3 million of net premiums associated with our redemption of a portion of our 10.75% Senior Notes due 2016 and Floating Rate Senior Notes due 2014.

During 2007, we used the net proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions (see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements), as well as the majority of our federal income tax refund (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements), to pay down obligations outstanding under our Credit Agreement (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). Also during 2007, we used a combination of cash on hand and borrowings under our revolving credit facility to redeem approximately $59.1 million of our 10.75% Senior Notes due 2016. As a result of these pre-payments, we allocated a portion of the debt discounts and fees associated with these agreements to the debt that was extinguished and wrote off debt discounts and fees totaling approximately $25.9 million to *Loss on early extinguishment of debt* during the year ended December 31, 2007. The remainder of the amount recorded to *Loss on early extinguishment of debt* during 2007 related to the premiums associated with the redemption of the 10.75% Senior Notes due 2016 discussed above.

During 2006, we recorded an approximate $365.6 million net *Loss on early extinguishment of debt* due to the completion of a private offering of senior notes in June 2006 and a series of recapitalization transactions during the first quarter of 2006. For more information regarding these transactions, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

Interest Expense and Amortization of Debt Discounts and Fees

As discussed earlier in this Item and in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements, due to the requirements under our Credit Agreement to use the net proceeds from the 2007 divestitures of our surgery centers, outpatient, and diagnostic divisions to repay obligations outstanding under our Credit Agreement, and in accordance with EITF Issue No. 87-24, we allocated interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007 and 2006. The following table provides information regarding our total *Interest expense and amortization of debt discounts and fees* presented in our consolidated statements of operations for both continuing and discontinued operations:

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
Continuing operations:			
Interest expense	$ 153.2	$ 222.0	$ 216.4
Amortization of debt discounts	0.6	0.6	1.4
Amortization of consent fees/bond issue costs	1.9	2.0	6.3
Amortization of loan fees	4.0	5.2	10.6
Total interest expense and amortization of debt discounts and fees for continuing operations	159.7	229.8	234.7
Interest expense for discontinued operations	1.7	45.5	103.0
Total interest expense and amortization of debt discounts and fees	$ 161.4	$ 275.3	$ 337.7

The discussion that follows related to *Interest expense and amortization of debt discounts and fees* is based on total interest expense, including the amounts allocated to discontinued operations.

Total *Interest expense and amortization of debt discounts and fees* decreased by $113.9 million from 2007 to 2008. Approximately $77.1 million of this decrease was due to lower average borrowings which resulted from our use of the net proceeds from our divestiture transactions and the majority of our federal income tax recovery in 2007 to reduce debt, as well as the use of the proceeds from the sale of our corporate campus, our equity offering, and additional income tax refund received in 2008 to reduce total debt outstanding (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). The remainder of the decrease was due primarily to a decrease in our average interest rate from 2007 to 2008. Our average interest rate was approximately 9.9% in 2007 compared to an average rate of approximately 8.0% in 2008. *Interest expense and amortization of debt discounts and fees* for 2008 also included the reversal of approximately $9.4 million of accrued interest related to the loan guarantee discussed in Note 20, *Settlements*, "UBS Litigation Settlement," to our accompanying consolidated financial statements.

Interest expense and amortization of debt discounts and fees decreased by $62.4 million from 2006 to 2007 due to lower amortization charges and decreased average borrowings offset by a higher average interest rate for 2007. Amortization of debt discounts and fees was approximately $10.5 million less during 2007 compared to 2006. Amortization in 2006 included the amortization of loan fees associated with our Interim Loan Agreement (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements) and the amortization of consent fees associated with the debt that was extinguished as part of the March 2006 recapitalization transactions discussed in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements. Decreased average borrowings, which resulted from our use of the net proceeds from our divestiture transactions and the majority of our federal income tax recovery in 2007 to reduce long-term debt, during 2007 compared to 2006 resulted in decreased interest expense of approximately $62.5 million year over year. Due to the recapitalization transactions and the private offering of senior notes described in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements, our average interest rate for 2007 approximated 9.9% compared to an average interest rate of

9.5% for 2006. This increase in average interest rates contributed to an approximate $10.6 million of increased interest expense in 2007.

For more information regarding the above changes in debt, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

Other Income

Other income is generally comprised of interest income and realized gains and losses associated with our marketable securities and other investments.

In 2008, *Other income* included approximately $3.3 million of interest income offset by realized losses, including impairment charges of approximately $1.8 million, associated with our marketable securities and certain other cost method investments.

During 2007, we sold our remaining investment in Source Medical to Source Medical and recorded a gain on sale of approximately $8.6 million, which is included in *Other income*. See Note 19, *Related Party Transactions*, to our accompanying consolidated financial statements for more information on Source Medical. As a result of this transaction, we have no further affiliation or material related-party contracts with Source Medical.

In 2006, *Other income* included $5.0 million of post-judgment interest recorded on our recovery of incentive bonuses from Mr. Scrushy, as discussed in Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements.

Loss on Interest Rate Swap

Our *Loss on interest rate swap* in each year represents amounts recorded related to the fair value adjustments, quarterly settlements, and accrued interest recorded for our $1.1 billion interest rate swap that is not designated as a hedge under the guidance in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The loss recorded in each year presented represents the change in the market's expectations for interest rates over the remaining term of our swap agreement. To the extent the expected LIBOR rates increase, we will record gains. When expected LIBOR rates decrease, we will record losses. During the year ended December 31, 2008, we made net cash settlement payments of approximately $20.7 million to our counterparties under this interest rate swap agreement. During the year ended December 31, 2007, we received net cash settlements of approximately $3.2 million from our counterparties under this interest rate swap agreement. For additional information regarding this interest rate swap, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

In December 2008, we entered into a $100 million forward-starting interest rate swap as a cash flow hedge of future interest payments on our Term Loan Facility. This swap was designated as a cash flow hedge under the guidance in FASB Statement No. 133 and does not impact the line item *Loss on interest rate swap*. The effective portion of changes in the fair value of this cash flow hedge is deferred as a component of other comprehensive income and is reclassified into earnings as part of interest expense in the same period in which the forecasted transaction impacts earnings. See Note 8, *Long-term Debt*, to our accompanying consolidated financial statements for additional information.

Minority Interests in Earnings of Consolidated Affiliates

Minority interests in earnings of consolidated affiliates represent the share of net income or loss allocated to members or partners in our consolidated affiliates. Fluctuations in *Minority interests in earnings of consolidated affiliates* are primarily driven by the financial performance of the applicable hospital population each year.

Income (Loss) from Continuing Operations Before Income Tax (Benefit) Expense

Our *Income (loss) from continuing operations before income tax (benefit) expense* ("pre-tax income (loss) from continuing operations") for 2008 and 2007 included net gains of $188.5 million and $2.8 million, respectively, related to *Government, class action, and related settlements expense*, including the gain on the UBS Settlement (see Note 20, *Settlements*, to our accompanying consolidated financial statements). It also included losses of $55.7

million and $30.4 million, respectively, associated with our interest rate swap that is not designated as a hedge (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements). Excluding these items, the year-over-year improvement in pre-tax income from continuing operations resulted from an increase in *Net operating revenues* and a decrease in interest expense.

In addition to amounts related to *Government, class action, and related settlements expense* and our interest rate swap that is not designated as a hedge, our pre-tax loss from continuing operations for 2006 also included a $365.6 million *Loss on early extinguishment of debt* related primarily to our private offering of senior notes in June 2006 and a series of recapitalization transactions in the first quarter of 2006. The decrease in our pre-tax loss from continuing operations from 2006 to 2007 resulted primarily from a reduction in *General and administrative expenses* and decreased professional fees.

Our pre-tax loss from continuing operations for the year ended December 31, 2007 included an $8.6 million gain related to the sale of our remaining investment in Source Medical (see Note 19, *Related Party Transactions*, to our accompanying consolidated financial statements).

Provision for Income Tax (Benefit) Expense

The change in our *Provision for income tax (benefit) expense* from 2007 to 2008, as well as from 2006 to 2007, was due primarily to the recovery of federal income taxes, and related interest, for tax years 1996 through 1999 during 2007, as discussed in Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

Our *Provision for income tax benefit* in 2008 included the following: (1) current income tax expense of approximately $15.0 million attributable to a revision in previously estimated federal income tax refunds and related interest as a result of our settlement with the IRS for the tax years 2000 through 2003, state income tax expense of subsidiaries which have separate state filing requirements, and federal income taxes for subsidiaries not included in our federal consolidated income tax return, and (2) deferred income tax expense of approximately $3.7 million attributable to increases in the basis difference of certain indefinite-lived assets offset by (3) current income tax benefit of approximately $88.8 million primarily attributable to our settlement with the IRS for an additional tax claim related to the tax years 1995 through 1999, state income tax refunds received, or expected to be received, and changes in the amount of unrecognized tax benefits, as discussed in Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

Impact of Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. While we believe the current economic climate may help to moderate wage increases in the near term, there can be no guarantee we will not experience continued increases in the cost of labor, as the need for clinical workers is expected to grow. In addition, suppliers pass along rising costs to us in the form of higher prices. More specifically, and as noted above, we are experiencing increased pricing related to supplies, especially pharmaceutical costs, and other operating expenses. Although we cannot predict our ability to cover future cost increases, we believe that through adherence to cost containment policies and labor and supply management, the effects of inflation on future operating results should be manageable.

However, we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry-wide shift of patients to managed care plans, our ability to maintain margins through price increases to non-Medicare patients is limited.

Relationships and Transactions with Related Parties

Related party transactions are not material to our operations, and therefore, are not presented as a separate discussion within this Item. When these relationships or transactions were significant to our results of operations during the years ended December 31, 2008, 2007, and 2006, information regarding the relationship or transaction(s) have been included within this Item. For additional information, see Note 19, *Related Party Transactions*, to our accompanying consolidated financial statements.

Results of Discontinued Operations

During the year ended December 31, 2008, we identified one hospital and one gamma knife radiosurgery center that qualified under FASB Statement No. 144 to be reported as held for sale and discontinued operations. For these facilities, we reclassified our consolidated balance sheet as of December 31, 2007 to show the assets and liabilities of these qualifying facilities as held for sale. We also reclassified our consolidated statements of operations and statements of cash flows for the years ended December 31, 2007 and 2006 to show the results of these qualifying facilities as discontinued operations.

The operating results of discontinued operations, by division and in total, are as follows (in millions):

	Year Ended December 31,		
	2008	2007	2006
HealthSouth Corporation:			
Net operating revenues	$ 15.4	$ 39.1	$ 99.6
Costs and expenses	16.2	39.5	114.0
Impairments	10.0	–	2.1
Loss from discontinued operations	(10.8)	(0.4)	(16.5)
(Loss) gain on disposal of assets of discontinued operations	(0.2)	1.6	(6.9)
Income tax (expense) benefit	(0.1)	0.2	(0.3)
Income (loss) from discontinued operations, net of tax	$ (11.1)	$ 1.4	$ (23.7)
Surgery Centers:			
Net operating revenues	$ 10.7	$ 381.7	$ 746.3
Costs and expenses	7.5	359.6	774.3
Impairments	1.2	4.8	2.4
Income (loss) from discontinued operations	2.0	17.3	(30.4)
Gain on disposal of assets of discontinued operations	0.2	1.9	17.3
Gain on divestiture of division	19.3	314.9	–
Income tax benefit (expense)	3.8	18.4	(18.1)
Income (loss) from discontinued operations, net of tax	$ 25.3	$ 352.5	$ (31.2)
Outpatient:			
Net operating revenues	$ 1.6	$ 127.3	$ 329.8
Costs and expenses	(4.6)	110.1	321.5
Impairments	–	0.2	1.0
Income from discontinued operations	6.2	17.0	7.3
(Loss) gain on disposal of assets of discontinued operations	–	(1.3)	0.3
Gain on divestiture of division	–	145.3	–
Income tax expense	–	(16.0)	(0.4)
Income from discontinued operations, net of tax	$ 6.2	$ 145.0	$ 7.2
Diagnostic:			
Net operating revenues	$ 1.1	$ 92.0	$ 197.8
Costs and expenses	2.7	97.2	237.8
Impairments	0.6	33.2	4.5
Loss from discontinued operations	(2.2)	(38.4)	(44.5)
Gain on disposal of assets of discontinued operations	–	2.9	5.9
Loss on divestiture of division	(0.6)	(8.3)	–
Income tax expense	–	–	(0.1)
Loss from discontinued operations, net of tax	$ (2.8)	$ (43.8)	$ (38.7)
Total:			
Net operating revenues	$ 28.8	$ 640.1	$ 1,373.5
Costs and expenses	21.8	606.4	1,447.6
Impairments	11.8	38.2	10.0
Loss from discontinued operations	(4.8)	(4.5)	(84.1)
Gain on disposal of assets of discontinued operations	–	5.1	16.6
Gain on divestiture of divisions	18.7	451.9	–
Income tax benefit (expense)	3.7	2.6	(18.9)
Income (loss) from discontinued operations, net of tax	$ 17.6	$ 455.1	$ (86.4)

As discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, due to the requirements under our Credit Agreement to use the net proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions to repay obligations outstanding under our Credit Agreement, and in accordance with EITF Issue No. 87-24, we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in 2007 and 2006.

HealthSouth Corporation. Our results of discontinued operations primarily included the operations of the following hospitals: Birmingham Medical Center (sold in March 2006); Cedar Court hospital in Australia (sold in October 2006 as we divested our international operations); Central Georgia Rehabilitation Hospital (lease expired on September 30, 2006 and was not extended); Union LTCH (closed in February 2007); Alexandria LTCH (sold in

May 2007); Winnfield LTCH (sold in August 2007); Terre Haute LTCH (closed in August 2007); and Dallas Medical Center (closed in October 2008). These results also included the operations of our electro-shock wave lithotripter units (sold in June 2007) and our gamma knife radiosurgery center in Texas (lease expired in July 2008). The decrease in net operating revenues and costs and expenses in each period presented were due primarily to the performance and eventual sale or closure of these hospitals and facilities.

During 2008, we recorded impairment charges of $10.0 million. The majority of these charges related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area.

The net loss on disposal of assets in 2006 was primarily the result of our sale of the Birmingham Medical Center and lease termination fees associated with certain properties adjacent to the Birmingham Medical Center.

Surgery Centers. We closed the transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC") on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. In August and November 2007, we received approval and transferred the applicable facilities in Connecticut and Rhode Island, respectively, and on January 28, 2008, we received approval for the change in control of five of the six Illinois facilities. No portion of the purchase price was withheld at closing pending the transfer of these facilities. As of December 31, 2008, we have deferred approximately $26.5 million of cash proceeds received at closing associated with the facility that was still awaiting approval for the transfer to ASC as of December 31, 2008.

As a result of the transfer of the five Illinois facilities during the first quarter of 2008, we recorded a gain on disposal of approximately $19.3 million as of December 31, 2008. We expect to record an additional gain of approximately $10 million to $16 million for the one facility that remains pending in Illinois. For additional information, see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements.

The change in operating results for this division for all periods presented resulted from the divestiture of the division on June 29, 2007, as discussed previously.

Outpatient. We closed the transaction to sell our outpatient division to Select Medical on May 1, 2007, other than with respect to certain facilities for which approvals for the transfer to Select Medical had not yet been received as of such date. Approximately $24 million of the $245 million purchase price was withheld pending the transfer of these facilities. Subsequent to closing, we received approval and transferred the remaining facilities to Select Medical, and we received additional sale proceeds in November 2007. For additional information, see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements.

The change in operating results for this division for all periods presented resulted from the divestiture of the division on May 1, 2007, as discussed previously. Amounts included in income from discontinued operations of our outpatient division for the year ended December 31, 2008 related to the expiration of a contingent liability associated with a prior contractual agreement associated with the division.

Diagnostic. We closed the transaction to sell our diagnostic division to The Gores Group on July 31, 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date. During the first quarter of 2008, we received approval for the transfer of the remaining facility to The Gores Group. For additional information, see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements.

The change in operating results for this division for all periods presented resulted from the divestiture of the division on July 31, 2007, as discussed previously. During the first quarter of 2007, we wrote the intangible assets and certain long-lived assets of our diagnostic division down to their estimated fair value based on the estimated net proceeds we expected to receive from the divestiture of the division. This charge is included in impairments in the above results of operations of our diagnostic division as of December 31, 2008.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, cash from operations, and Revolving Loans under our Credit Agreement (as defined in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements).

During 2008, we continued to make progress in improving our leverage and liquidity. With the continued deleveraging of the Company as a priority, on June 27, 2008, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million and used the majority of these net proceeds to reduce our total debt outstanding. This debt reduction was in addition to the use of the net proceeds from the sale of our corporate campus in April 2008 to reduce total debt outstanding. In addition, during October 2008, we used the majority of our federal income tax refund for tax years 2000 through 2003 to reduce amounts outstanding under our Credit Agreement. In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding. However, due to the addition of two capital leases for hospitals, our total net debt reduction approximated $228 million during 2008. See Note 5, *Property and Equipment*, Note 8, *Long-term Debt*, Note 10, *Shareholders' Deficit*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements for additional information related to these transactions.

In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*, to our accompanying consolidated financial statements) to pay down long-term debt.

Our primary sources of funding are cash flows from operations and borrowings under our revolving credit facility. As of December 31, 2008, we had approximately $32.2 million in *Cash and cash equivalents*. This amount excludes approximately $154.0 million in *Restricted cash* and $20.3 million of *Restricted marketable securities*. As of December 31, 2008, *Restricted cash* included approximately $97.9 million related to the UBS Settlement (see Note 20, *Settlements*, to our accompanying consolidated financial statements). This amount was transferred to us in December 2008, with an additional $2.1 million related to this settlement transferred to us in January 2009, from UBS Securities and its insurance carriers and held in escrow pending the court's implementation of the final court order entered on January 13, 2009. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. As noted above, we intend to use the majority of our net cash proceeds from this settlement (see discussion related to amounts owed to the derivative plaintiffs' attorneys and the plaintiffs in the consolidated securities litigation in Note 20, *Settlements*, to our accompanying consolidated financial statements) to reduce long-term debt outstanding. The remainder of our *Restricted cash* pertains to various obligations we have under lending agreements, partnership agreements, and other arrangements, primarily related to our captive insurance company.

Based on our current borrowing capacity and compliance with the financial covenants under our Credit Agreement, we do not believe there is significant risk in our ability to make additional draws under our revolving credit facility, if needed. However, no such assurances can be provided. During the fourth quarter of 2008, we made a $40 million draw on the revolving credit facility and issued letters of credit under its subfacility without incident. The draw was used for general corporate purposes. In light of the current global economic situation, we have evaluated, to the extent practicable, our exposure to financial services counterparties to whom we have material exposure. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative inputs. In addition, we do not face substantial near-term refinancing risk, as our revolving credit facility does not expire until 2012, our Term Loan Facility does not mature until 2013, and the majority of our bonds are not due until 2014 and 2016.

We have scheduled principal payments of $24.8 million and $22.1 million in 2009 and 2010, respectively, related to long-term debt obligations (see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements).

Our primary loan covenants include a leverage ratio and an interest coverage ratio, with the interest coverage ratio being a four consecutive fiscal quarters test. As of December 31, 2008, we were in compliance with the covenants under our Credit Agreement. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms as favorable to those in our existing Credit Agreement. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time. A default due to violation of the covenants contained within our Credit Agreement could require us to immediately repay all amounts then outstanding under the Credit Agreement. See Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

Our primary sources of funding are cash flows from operations and borrowings under long-term debt agreements. Over the past three years, our funds were used primarily to service debt, fund working capital requirements, make capital expenditures, and make payments under various settlement agreements. With the payments due under various settlement agreements now behind us, we can redirect our funds elsewhere, including the further reduction of debt.

The following table shows the cash flows provided by or used in operating, investing, and financing activities for the years ended December 31, 2008, 2007, and 2006, as well as the effect of exchange rates for those same years (in millions):

	As of December 31,		
	2008	**2007**	**2006**
Net cash provided by (used in) operating activities	$ 227.2	$ 230.6	$ (129.6)
Net cash (used in) provided by investing activities	(40.0)	1,184.5	61.9
Net cash used in financing activities	(176.0)	(1,436.6)	(69.8)
Effect of exchange rate changes on cash and cash equivalents	0.8	0.1	0.1
Increase (decrease) in cash and cash equivalents	$ 12.0	$ (21.4)	$ (137.4)

2008 Compared to 2007

Operating activities. Net cash provided by operating activities in 2008 and 2007 included federal income tax refunds of approximately $46 million and $440 million, respectively. If we exclude these cash refunds in each year, our *Net cash provided by (used in) operating activities* becomes $181.2 million and ($209.4) million, respectively, or a year-over-year improvement of $390.6 million. *Net cash provided by operating activities* increased year over year due to the increase in *Net operating revenues*, as discussed above, a decrease in cash interest expense, as discussed above, and a decrease in cash settlement payments related primarily to our Medicare Program Settlement negotiated in 2004 and our SEC Settlement negotiated in 2005. The year ended December 31, 2008 included cash settlement payments of $7.4 million related primarily to our settlement with the United States Department of Health and Human Services Office of Inspector General negotiated in 2007. For additional information related to these settlements, see Note 20, *Settlements*, to our accompanying consolidated financial statements.

Investing activities. The decrease in *Net cash provided by investing activities* was due to the cash proceeds received from the divestitures of our surgery centers, outpatient, and diagnostic divisions during 2007. See this Item, "Results of Discontinued Operations," and Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements. *Net cash used in investing activities* for 2008 included $39.2 million in expenditures associated with our development activities, including $6.4 million of capital expenditures associated with land purchases for de novo projects. See Note 1, *Summary of Significant Accounting Policies*, and Note 6, *Goodwill and Other Intangible Assets*, to our accompanying consolidated financial statements.

Financing activities. The decrease in *Net cash used in financing activities* was due to the use of the cash proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions to reduce debt outstanding under our Credit Agreement during 2007. During 2008, we made approximately $254.2 million of net debt payments. During 2007, we made approximately $1.3 billion of net debt payments. The net debt payments made during 2008 primarily resulted from the sale of our corporate campus in March 2008, the net proceeds from our June 2008 equity offering, and our federal income tax recovery in October 2008. For additional information, see Note 5,

Property and Equipment, Note 8, *Long-term Debt*, Note 10, *Shareholders' Deficit*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements.

2007 Compared to 2006

Operating activities. Net cash provided by operating activities increased by $360.2 million from 2006 to 2007. This increase resulted from higher *Net operating revenues* and lower operating expenses year over year. Specifically, we experienced a $109.8 million reduction in *Professional fees—accounting, tax, and legal* from 2006 to 2007. In addition, and as discussed above, we received a $440 million federal income tax recovery in October 2007 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements). *Net cash provided by operating activities* in 2007 and 2006 also included payments of approximately $171.4 million and $132.8 million, respectively, related to government, class action, and related settlements.

Investing activities. The increase in *Net cash provided by investing activities* from 2006 to 2007 was due to the cash proceeds received from the divestitures of our surgery centers, outpatient, and diagnostic divisions during 2007 (see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements).

Financing activities. The increase in *Net cash used in financing activities* was due to the use of the net cash proceeds from the divestitures of our surgery centers, outpatient, and diagnostic divisions (see Note 16, *Assets Held for Sale and Results of Discontinued Operations*, to our accompanying consolidated financial statements), as well as the majority of our federal income tax recovery (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements), to reduce debt outstanding under our Credit Agreement during 2007. During 2007, we made approximately $1.3 billion of net debt payments, while during 2006, we made approximately $246.3 million of net debt payments. Financing activities for 2006 also included approximately $387.4 million of net proceeds from the issuance of *Convertible perpetual preferred stock* (see Note 9, *Convertible Perpetual Preferred Stock*, to our accompanying consolidated financial statements).

Adjusted Consolidated EBITDA

Management continues to believe Adjusted Consolidated EBITDA as defined in our Credit Agreement is a measure of leverage capacity, our ability to service our debt, and our ability to make capital expenditures.

We use Adjusted Consolidated EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our Credit Agreement, which is discussed in more detail in Note 8, *Long-term Debt*, to our accompanying consolidated financial statements. These covenants are material terms of the Credit Agreement, and the Credit Agreement represents a substantial portion of our capitalization. Non-compliance with these financial covenants under our Credit Agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing Credit Agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted Consolidated EBITDA is critical to our assessment of our liquidity.

In general terms, the definition of Adjusted Consolidated EBITDA, per our Credit Agreement, allows us to add back to Adjusted Consolidated EBITDA all unusual non-cash items or non-recurring items. These items include, but may not be limited to, (1) amounts associated with government, class action, and related settlements, (2) fees, costs, and expenses related to our recapitalization transactions, (3) any losses from discontinued operations and closed locations, (4) charges in respect of professional fees for reconstruction and restatement of financial statements, including fees paid to outside professional firms for matters related to internal controls and legal fees for continued litigation defense and support matters discussed in Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements, (5) compensation expenses recorded in accordance with FASB Statement No. 123(R), (6) investment and other income (including interest income), and (7) fees associated with our divestiture activities. We reconcile Adjusted Consolidated EBITDA to *Net income (loss)*.

However, Adjusted Consolidated EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America ("GAAP"), and the items excluded from Adjusted Consolidated EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted Consolidated EBITDA should not be considered a substitute for *Net income (loss)* or cash flows from operating, investing, or financing activities. Because Adjusted Consolidated EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted Consolidated EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements.

Our Adjusted Consolidated EBITDA for the years ended December 31, 2008, 2007, and 2006 was as follows (in millions):

Reconciliation of Net Income (Loss) to Adjusted Consolidated EBITDA

	For the Year Ended December 31,		
	2008	2007	2006
Net income (loss)	$ 252.4	$ 653.4	$ (625.0)
(Income) loss from discontinued operations	(17.6)	(455.1)	86.4
Provision for income tax (benefit) expense	(70.1)	(322.4)	22.4
Loss on interest rate swap	55.7	30.4	10.5
Interest expense and amortization of debt discounts and fees	159.7	229.8	234.7
Loss on early extinguishment of debt	5.9	28.2	365.6
Government, class action, and related settlements, including the gain on UBS Settlement (2008) and recovery from Richard M. Scrushy (2006)	(188.5)	(2.8)	(52.6)
Net noncash loss on disposal of assets	2.0	5.9	6.4
Impairment charges, including investments	2.4	15.1	9.7
Depreciation and amortization	83.8	76.2	84.7
Professional fees—accounting, tax, and legal	44.4	51.6	161.4
Compensation expense under FASB Statement No. 123(R)	11.7	10.6	15.5
Restructuring activities under FASB Statement No. 146	–	0.1	0.3
Sarbanes-Oxley related costs	–	0.3	4.8
Adjusted Consolidated EBITDA	$ 341.8	$ 321.3	$ 324.8

In accordance with our Credit Agreement, we are allowed to add other income, including interest income, to the calculation of Adjusted Consolidated EBITDA. This includes the interest income associated with our federal income tax recoveries, as discussed in Note 17, *Income Taxes*, to our accompanying consolidated financial statements. In addition, we are allowed to add non-recurring cash gains, such as the estimated cash proceeds from the UBS Settlement and the 2006 recovery from Mr. Scrushy to the calculation of Adjusted Consolidated EBITDA. For additional information related to the UBS Settlement and recovery from Mr. Scrushy, see Note 20, *Settlements*, to our accompanying consolidated financial statements.

Interest income on income tax refunds and amounts pertaining to the above referenced settlements have not been included in the above calculation, as it would not be indicative of our Adjusted Consolidated EBITDA for future periods.

Reconciliation of Adjusted Consolidated EBITDA to Net Cash Provided by (Used in) Operating Activities

	For the Year Ended December 31,		
	2008	2007	2006
Adjusted Consolidated EBITDA	$ 341.8	$ 321.3	$ 324.8
Compensation expense under FASB Statement No. 123(R)	(11.7)	(10.6)	(15.5)
Sarbanes-Oxley related costs	–	(0.3)	(4.8)
Provision for doubtful accounts	27.8	33.6	45.3
Professional fees—accounting, tax, and legal	(44.4)	(51.6)	(161.4)
Recovery from Richard M. Scrushy	–	–	47.8
Interest expense and amortization of debt discounts and fees	(159.7)	(229.8)	(234.7)
Loss (gain) on sale of investments	1.4	(12.3)	1.2
Equity in net income of nonconsolidated affiliates	(10.6)	(10.3)	(8.7)
Minority interests in earnings of consolidated affiliates	29.8	31.4	26.3
Amortization of debt discounts and fees	6.5	7.8	18.3
Amortization of restricted stock	6.7	1.2	3.4
Distributions from nonconsolidated affiliates	10.9	5.3	6.1
Stock-based compensation	5.0	7.7	12.1
Current portion of income tax benefit (expense)	73.8	330.4	(6.1)
Change in assets and liabilities	(49.1)	(8.4)	(139.8)
Change in government, class action, and related settlements liability	(7.4)	(171.4)	(132.8)
Other operating cash provided by (used in) discontinued operations	6.4	(13.2)	89.5
Other	–	(0.2)	(0.6)
Net cash provided by (used in) operating activities	$ 227.2	$ 230.6	$ (129.6)

Adjusted Consolidated EBITDA for the year ended December 31, 2007 included the gain on the sale of our investment in Source Medical, as discussed above.

Excluding the $8.6 million gain on sale of our investment in Source Medical, Adjusted Consolidated EBITDA was $29.1 million higher in 2008 compared to 2007. This increase was primarily due to the increase in *Net operating revenues* discussed above. The decrease in Adjusted Consolidated EBITDA from 2006 to 2007 was due to higher *Salaries and benefits* and *Other operating expenses*, as discussed above.

Current Liquidity and Capital Resources

As of December 31, 2008, we had approximately $32.2 million in *Cash and cash equivalents*. This amount excludes approximately $154.0 million in *Restricted cash* and $20.3 million of *Restricted marketable securities*. As of December 31, 2008, *Restricted cash* included approximately $97.9 million related to our settlement with UBS Securities (see Note 20, *Settlements*, to the accompanying consolidated financial statements). This amount was transferred to us in December 2008, with an additional $2.1 million related to this settlement transferred to us in January 2009, from UBS Securities and its insurance carriers and held in escrow pending the court's implementation of the final court order entered on January 13, 2009. These funds are expected to be dispersed to the applicable parties during the first quarter of 2008. We intend to use the majority of our net cash proceeds from this settlement (see discussion related to amounts owed to the derivative plaintiffs' attorneys and the plaintiffs in the consolidated securities litigation in Note 20, *Settlements*, to our accompanying consolidated financial statements) to reduce long-term debt outstanding. The remainder of our *Restricted cash* pertains to various obligations we have under lending agreements, partnership agreements, and other arrangements primarily related to our captive insurance company.

As of December 31, 2007, we had approximately $19.8 million in *Cash and cash equivalents*, $63.6 million in *Restricted cash*, and $28.9 million of *Restricted marketable securities*.

With the continued deleveraging of the Company as a priority, on June 27, 2008, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million and used the majority of these net proceeds to reduce our total debt outstanding. This debt reduction was in addition to the use of the net proceeds from the sale of our corporate campus in April 2008 to reduce total debt outstanding. In addition, during October 2008, we used the majority of our federal income tax refund for tax years 2000 through 2003 to reduce amounts outstanding under our Credit Agreement. In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding. However, due to the addition of two capital leases for hospitals, our total net debt reduction approximated $228 million during 2008. See Note 5, *Property and*

Equipment, Note 8, *Long-term Debt*, Note 10, *Shareholders' Deficit*, and Note 17, *Income Taxes*, to our accompanying consolidated financial statements for additional information related to these transactions.

In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*, to our accompanying consolidated financial statements) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*, to our accompanying consolidated financial statements) to pay down long-term debt.

Based on our current borrowing capacity and compliance with the financial covenants under our Credit Agreement, we do not believe there is significant risk in our ability to make additional draws under our revolving credit facility, if needed. However, no such assurances can be provided. During the fourth quarter of 2008, we made a $40 million draw on the revolving credit facility and issued letters of credit under its subfacility without incident. The draw was used for general corporate purposes.

Funding Commitments

We have scheduled principal payments of $24.8 million and $22.1 million in 2009 and 2010, respectively, related to long-term debt obligations. For additional information about our long-term debt obligations, see Note 8, *Long-term Debt*, to our accompanying consolidated financial statements.

During the year ended December 31, 2008, we made capital expenditures of $56.0 million, excluding approximately $32.8 million spent on development activities. The total amounts expected for capital expenditures and development efforts for 2009 approximate $70 million to $85 million. Actual amounts spent will be dependent upon the timing of development projects and receipt of non-operating cash flows associated with certain matters discussed in Note 21, *Contingencies and Other Commitments*, to our accompanying consolidated financial statements. These expenditures include IT initiatives, new business opportunities, and equipment upgrades and purchases. Approximately $35 million of this budgeted amount is non-discretionary.

For a discussion of risk factors related to our business and our industry, please see Item 1A, *Risk Factors*, of this report and Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

- any obligation under certain guarantees or contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity, or market risk support to that entity for such assets;
- any obligation under certain derivative instruments; and
- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the registrant, or engages in leasing, hedging, or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

We are secondarily liable for certain lease obligations primarily associated with sold facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007. Also, in connection with the closing of the transaction to sell our diagnostic division, HealthSouth remained as a guarantor of certain leases for properties and equipment and a guarantor to certain purchase and servicing contracts that were assigned to the buyer in connection with the sale.

As of December 31, 2008, we were secondarily liable for 121 such guarantees. The remaining terms of these guarantees range from one month to 126 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $73.5 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. For additional information regarding these guarantees, see Note 11, *Guarantees*, to our accompanying consolidated financial statements.

Also, as discussed in Note 20, *Settlements*, to our accompanying consolidated financial statements, our securities litigation settlement agreement requires us to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2008, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements, and any amount we would be required to pay is not estimable at this time.

As of December 31, 2008, we do not have any retained or contingent interest in assets as defined above.

As of December 31, 2008, we hold two derivative financial instruments, as defined by FASB Statement No. 133. The first is an interest rate swap that is not designated as a hedge. It was entered into under the requirements of our Credit Agreement in March 2006. The second is a forward-starting interest rate swap that is designated as a cash flow hedge. We entered into this swap to hedge the cash flow of future interest payments associated with our Term Loan Facility. See Note 8, *Long-term Debt*, to our accompanying consolidated financial statements for additional information regarding both of these interest rate swaps.

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2008, we are not involved in any unconsolidated SPE transactions.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2008 are as follows (in millions):

	Total	2009	2010 – 2011	2012 – 2013	2014 and Thereafter
Long-term debt obligations:					
Long-term debt, excluding revolving credit facility and capital lease obligations [(a)]	$ 1,658.5	$ 10.2	$ 16.3	$ 759.1	$ 872.9
Revolving credit facility	40.0	—	—	40.0	—
Interest on long-term debt [(b)]	740.1	124.3	247.3	213.7	154.8
Capital lease obligations [(c)]	180.1	22.7	40.2	30.9	86.3
Operating lease obligations [(d)(e)]	221.7	33.3	52.5	33.9	102.0
Purchase obligations [(e)(f)]	48.6	38.9	6.3	2.3	1.1
Other long-term liabilities [(g)]	4.6	1.1	0.5	0.4	2.6
Total	$ 2,893.6	$ 230.5	$ 363.1	$ 1,080.3	$ 1,219.7

(a) Included in long-term debt are amounts owed on our bonds payable and notes payable to banks and others. These borrowings are further explained in Note 8, *Long-term Debt,* to our accompanying consolidated financial statements.

(b) Interest on our fixed rate debt is presented using the stated interest rate. Interest expense on our variable rate debt is estimated using the rate in effect as of December 31, 2008. Interest related to capital lease obligations is excluded from this line. Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of operations. Amounts also exclude the impact of our interest rate swaps.

(c) Amounts include interest portion of future minimum capital lease payments.

(d) We lease many of our hospitals as well as other property and equipment under operating leases in the normal course of business. Some of our hospital leases require percentage rentals on patient revenues above specified minimums and contain escalation clauses. The minimum lease payments do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. For more information, see Note 5, *Property and Equipment,* to our accompanying consolidated financial statements. In addition, as of December 31, 2008, these amounts exclude approximately $3.9 million of operating lease obligations associated with facilities that are reported in discontinued operations.

(e) Future operating lease obligations and purchase obligations are not recognized in our consolidated balance sheet.

(f) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HealthSouth and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support, medical supplies, certain equipment, and telecommunications.

(g) Because their future cash outflows are uncertain, the following noncurrent liabilities are excluded from the table above: medical malpractice and workers' compensation risks, deferred income taxes, and our estimated liability for unsettled litigation. For more information, see Note 1, *Summary of Significant Accounting Policies,* "Self-Insured Risks," Note 17, *Income Taxes,* and Note 21, *Contingencies and Other Commitments,* to our accompanying consolidated financial statements. Also, at December 31, 2008 and in accordance with the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, we had approximately $61.1 million of total gross unrecognized tax benefits. In addition, we had an accrual for related interest income of $2.9 million as of December 31, 2008. We continue to actively pursue the maximization of our remaining state income tax refund claims. The process of resolving these tax matters with the applicable taxing authorities will continue in 2009. At this time, we cannot estimate a range of the reasonably possible change that may occur.

Indemnifications

In the ordinary course of business, HealthSouth enters into contractual arrangements under which HealthSouth may agree to indemnify another party to such arrangement from any losses incurred relating to the services they perform on behalf of HealthSouth or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses.

Pursuant to an indemnity agreement with Richard M. Scrushy, our former chairman and chief executive officer, we may have an obligation to indemnify Mr. Scrushy for certain costs associated with ongoing litigation. Advances made by the Company are subject to repayment by Mr. Scrushy if it is ultimately determined that Mr. Scrushy is not entitled to be indemnified against such expenses and costs by the Company pursuant to this agreement or otherwise. Further, pursuant to the terms of the securities litigation settlement (see Note 20, *Settlements*, of the accompanying consolidated financial statements), Mr. Scrushy's indemnification claims are limited because the securities litigation settlement bars claims by the defendants arising out of or relating to the Stockholder Securities Action and the Bondholder Securities Action. An appeal of this order by Mr. Scrushy is currently outstanding with the Eleventh Circuit Court of Appeals. As of December 31, 2008 and December 31, 2007, an estimate of these legal fees is included in *Other current liabilities* in our consolidated balance sheets.

In addition, in connection with the divestitures of our surgery centers, outpatient, and diagnostic divisions, we have certain post-closing indemnification obligations to the respective purchasers. These indemnification obligations arose from liabilities not assumed by the purchasers, such as certain types of litigation, any breach by us of the purchase agreements, liabilities associated with assets that were excluded from the divestitures, and other types of liabilities that are customary in transactions of these types.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgment that affects the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management's most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize net patient service revenues in the reporting period in which we perform the service based on our current billing rates (i.e., gross charges), less actual adjustments and estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid, and managed care and other health plans). We record gross service charges in our accounting records on an accrual basis using our established rates for the type of service provided to the patient. We recognize an estimated contractual allowance to reduce gross patient charges to the amount we estimate we will actually realize for the service rendered based upon previously agreed to rates with a payor. Our patient accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient's total length of stay for in-house patients, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors, accordingly. Payors include federal and state agencies, including Medicare and Medicaid, managed care health plans, commercial insurance companies, employers, and patients.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

Allowance for Doubtful Accounts

We provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding.

We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed each 30 days via system-generated work queues that automatically stage accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine that all in-house efforts have been exhausted or that it is a more prudent use of resources, accounts may be turned over to a collection agency. Accounts are written off after all collection efforts (internal and external) have been exhausted.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective. Adverse changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

The table below shows a summary aging of our net accounts receivable balance as of December 31, 2008 and 2007. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to our accompanying consolidated financial statements.

	As of December 31,	
	2008	**2007**
	(In Millions)	
0 – 30 Days	$ 160.1	$ 153.2
31 – 60 Days	24.2	24.9
61 – 90 Days	14.7	13.4
91 – 120 Days	10.2	6.6
120 + Days	24.4	16.8
Patient accounts receivable	233.6	214.9
Non-patient accounts receivable	2.3	2.8
Accounts receivable, net	$ 235.9	$ 217.7

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional liability and workers' compensation risks are insured through a wholly owned insurance subsidiary. Obligations covered by reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent reinsurers do not meet their obligations. Our reserves and provisions for professional liability and workers' compensation risks are based upon actuarially determined estimates calculated by third-party actuaries. The actuaries consider a number of factors, including historical claims experience, exposure data, loss development, and geography.

Periodically, management reviews its assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insured liabilities. Changes to the estimated reserve amounts are included in current operating results. All reserves are undiscounted.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. The reserves for professional liability and workers' compensation risks cover approximately 1,000 individual claims as of December 31, 2008 and estimates for potential unreported claims.

The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly.

Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment when events or changes in circumstances indicate the carrying value of the assets contained in our financial statements may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges), unless there is an offer to purchase such assets, which would be the basis for determining fair value. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of the asset. Restoration of a previously recognized impairment loss is prohibited.

Our impairment loss calculations require management to apply judgment in estimating future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows. Using the impairment review methodology described herein, we recorded long-lived asset impairment charges of $0.6 million in continuing operations and $11.8 million in discontinued operations during the year ended December 31, 2008. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. We follow the guidance in FASB Statement No. 142, *Goodwill and Other Intangible Assets*, and test goodwill for impairment using a fair value approach, at the reporting unit level. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We determine the fair value of our reporting unit using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.

We performed our annual testing for goodwill impairment as of October 1, 2008, using the methodology described herein, and determined no goodwill impairment existed. If actual results are not consistent with our assumptions and estimates, we may be exposed to additional goodwill impairment charges.

Our other intangible assets consist of acquired certificates of need, licenses, noncompete agreements, and market access assets. We amortize these assets over their respective estimated useful lives, which typically range from 3 to 30 years. All of our other intangible assets are amortized using the straight-line basis, except for our market access assets, which are amortized using an accelerated basis (see below). As of December 31, 2008, we do not have any intangible assets with indefinite useful lives.

We continue to review the carrying values of amortizable intangible assets whenever facts and circumstances change in a manner that indicates their carrying values may not be recoverable. The fair value of our other intangible assets is determined using discounted cash flows and significant unobservable inputs.

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate the former facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. We amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access assets will be consumed.

Share-Based Payments

FASB Statement No. 123(R) requires all share-based payments, including grants of stock options, to be recognized in the financial statements based on their grant-date fair value. For our stock options, the fair value is estimated at the date of grant using a Black-Scholes option pricing model with weighted-average assumptions for the activity under our stock plans. For our restricted stock awards that contain a service condition and/or a performance condition, fair value is based on our closing stock price on the grant date. We use a Monte Carlo approach to the binomial model to measure fair value for restricted stock that vests upon the achievement of a service condition and a market condition. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

Option pricing model assumptions such as expected term, expected volatility, risk-free interest rate, and expected dividends, impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation expense recorded in each year. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on or determined from external data and other assumptions may be derived from our historical experience with share-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment based on relevant facts and circumstances.

We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We currently calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option pricing model. We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Therefore, we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity.

If actual results are not consistent with our assumptions and estimates, we may be exposed to expense adjustments that could be material to our results of operations. Compensation expense related to performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We adopted FASB Interpretation No. 48 on January 1, 2007. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income that we will ultimately generate in the future and other factors. A high degree of judgment is required to determine the extent that valuation allowances should be provided against deferred tax assets. We have provided valuation allowances at December 31, 2008 aggregating approximately $1.0 billion against such assets based on our current assessment of future operating results and other factors.

We continue to actively pursue the maximization of our remaining state income tax refund claims. The actual amount of the refunds will not be finally determined until all of the applicable taxing authorities have completed their review. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), *Business Combinations*. FASB Statement No. 141(R) contains significant changes in the accounting for and reporting of business acquisitions, and it continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Further, certain of the changes will introduce more volatility into earnings and thus may impact a company's acquisition strategy. In addition, FASB Statement No. 141(R) will impact the annual goodwill impairment test associated with acquisitions that close both before and after the effective date of the new standard. FASB Statement No. 141(R) will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity's first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for HealthSouth. We do not expect the adoption of FASB Statement No. 141(R) to have a material impact on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. FASB Statement No. 160 establishes accounting and reporting standards for minority interests (recharacterized as noncontrolling interests and classified as a component of equity) and for the deconsolidation of a subsidiary. FASB Statement No. 160 is effective for fiscal years beginning on or after December 15, 2008, or January 1, 2009 for HealthSouth. The Statement is to be applied prospectively, however, the presentation and disclosure requirements of the Statement will need to be applied retrospectively for all periods presented. We do not expect the adoption of FASB Statement No. 160 to have a material impact on our financial position, results of operations, or cash flows. However, it will change the way in which we account for and report minority interests.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*. FASB Statement No. 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, operations, and cash flows through enhanced disclosure requirements. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or January 1, 2009 for HealthSouth. The adoption of this Statement will result only in additional disclosures in our interim and annual reports beginning with the first quarter of 2009. No impact is expected on our financial position, results of operations, or cash flows.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(R) and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, or January 1, 2009 for HealthSouth. The guidance within the FSP for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The additional disclosure requirements of the FSP will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We do not expect the adoption of this FSP to have a material impact on our financial position, results of operations, or cash flows.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock." The primary objective of EITF 07-5 is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, which is a key criterion of the scope exception to paragraph 11(a) of FASB Statement No. 133 and is also an important consideration for evaluating whether EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," applies to certain financial instruments that are not derivatives under FASB Statement No. 133. Under this guidance, financial instruments or embedded features that were not historically considered to be indexed to an entity's own stock could be required to be classified as an asset or liability and marked-to-market through earnings in each reporting period. EITF Issue No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, or January 1, 2009 for HealthSouth, and must be applied to all instruments outstanding as of the effective date. We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations, or cash flows.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

For additional information regarding recent account pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to our accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our long-term debt. We use sensitivity analysis models to evaluate the impact of interest rate changes on these items.

Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates impacts the net fair value of our fixed rate debt but has no impact on interest expense or cash flows. Interest rate changes on variable rate debt impacts our interest expense and cash flows, but does not impact the net fair value of the underlying debt instruments. Our fixed and variable rate debt (excluding capital lease obligations and notes payable to banks and others) as of December 31, 2008 is shown in the following table (in millions):

	As of December 31, 2008			
	Carrying Amount	% of Total	Estimated Fair Value	% of Total
Fixed rate debt	$ 496.1	29.4%	$ 460.8	33.4%
Variable rate debt	1,189.6	70.6%	918.0	66.6%
Total long-term debt	$ 1,685.7	100.0%	$ 1,378.8	100.0%

As discussed in more detail in Note 8, *Long-term Debt,* to our accompanying consolidated financial statements, in March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our Credit Agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we pay a fixed rate of 5.2% on an amortizing notional principal of $1.1 billion, while the counterparties to this interest rate swap agreement pay a floating rate based on 3-month LIBOR. As of December 31, 2008, the fair market value of this interest rate swap approximated ($78.2) million. The termination date of this swap is March 10, 2011.

Based on the variable rate of our debt as of December 31, 2008 and inclusive of the impact of the conversion of $1.1 billion of variable rate interest to a fixed rate via an interest rate swap, as discussed above, a 1% increase in interest rates would result in an incremental negative cash flow of approximately $0.1 million over the next 12 months, while a 1% decrease in interest rates would result in an incremental positive cash flow of approximately $0.1 million over the next twelve months. A 1% increase in interest rates would result in an approximate $21.5 million decrease in the estimated net fair value of our fixed rate debt, and a 1% decrease in interest rates would result in an approximate $23.4 million increase in its estimated net fair value.

Our variable interest payments increase or decrease in accordance with changes in interest rates. However, the vast majority of the variation in these payments will be offset by net settlement payments or receipts, which are included in the line item *Loss on interest rate swap* in our consolidated statements of operations, on the interest rate swap described above.

Per the underlying swap agreement, the notional amount of this interest rate swap is scheduled to decrease from $1.121 billion as of December 31, 2008 to $1.056 billion in March 2009.

In December 2008, we entered into a $100.0 million forward-starting interest rate swap that is designated as a cash flow hedge. See Note 8, *Long-term Debt,* to our accompanying consolidated financial statements for additional information.

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9. Changes in and Disagreements with Accountants and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

We expect to file a definitive proxy statement relating to our 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2009 Proxy Statement that specifically address disclosure requirements of Items 10-14 below are incorporated by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Items of Business Requiring Your Vote - Proposal 1 – Election of Directors," "Corporate Governance and Board Structure," "Section 16(a) Beneficial Ownership Reporting Compliance," "Certain Relationships and Related Transactions," and "Executive Officers."

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Corporate Governance and Board Structure - Compensation of Directors," "Compensation Committee Matters," and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Executive Compensation – Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is hereby incorporated by reference from our 2009 Proxy Statement under the captions "Corporate Governance and Board Structure – Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2009 Proxy Statement under the caption "Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

The exhibits required by Regulation S-K are set forth in the following list and are filed by attachment to this annual report unless otherwise noted.

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated By-Laws of HealthSouth Corporation, effective as of September 21, 2006, as amended on February 28, 2007 and November 1, 2007 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 6, 2007).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $375,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).

4.2	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.3	Registration Rights Agreement, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and the Initial Purchasers (as defined therein), relating to the $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 and the $375,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014 (incorporated by reference to Exhibit 4.3 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.4.1	Indenture, dated as of September 28, 2001, between HealthSouth Corporation and National City Bank, as trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.4.2	Instrument of Resignation, Appointment and Acceptance, dated as of April 9, 2003, among HealthSouth Corporation, National City Bank, as resigning trustee, and Wilmington Trust Company, as successor trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.4.3	Amendment to Indenture, dated as of August 27, 2003, to the Indenture dated as of September 28, 2001 between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.4.4	Second Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 99.4 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).
4.4.5	Third Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 4.6 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).
4.5.1	Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*
4.5.2	Amendment to Indenture, dated as of August 27, 2003, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*
4.5.3	First Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 99.5 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).
4.5.4	Second Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).
4.6	Registration Rights Agreement, dated February 28, 2006, between HealthSouth and the purchasers party to the Securities Purchase Agreement, dated February 28, 2006, re: HealthSouth's sale of 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock.**
10.1	Stipulation of Partial Settlement dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.2 Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.3 Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.4 Non-Prosecution Agreement, dated May 17, 2006, between HealthSouth and the United States Department of Justice (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on August 14, 2006).

10.5 Amended Class Action Settlement Agreement, dated March 6, 2006, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.) (incorporated by reference to Exhibit 10.5.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).

10.6 First Addendum to the Amended Class Action Settlement Agreement, dated April 11, 2006 (incorporated by reference to Exhibit 10.5.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).

10.7 Consent and Waiver No. 1, dated February 15, 2006, to the Senior Subordinated Credit Agreement, dated as of January 16, 2004, among HealthSouth Corporation, the lenders party thereto and Credit Suisse (formerly known as Credit Suisse First Boston), as Administrative Agent and Syndication Agent. **

10.8.1 Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

10.8.2 Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

10.9 Amended Class Action Settlement Agreement, dated July 25, 2005, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.).*

10.10.1 HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +

10.10.2 Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +

10.11 HealthSouth Corporation Amended and Restated Change in Control Benefits Plan. +

10.12.1 HealthSouth Corporation 1995 Stock Option Plan, as amended.* +

10.12.2 Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +

10.13.1 HealthSouth Corporation 1997 Stock Option Plan.* +

10.13.2 Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +

10.14.1 HealthSouth Corporation 1998 Restricted Stock Plan.* +

10.14.2 Form of Restricted Stock Agreement (1998 Restricted Stock Plan).* +

10.15 HealthSouth 1999 Exchange Stock Option Plan. *+

10.16.1 HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +

10.16.2 Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.17 HealthSouth Corporation Executive Deferred Compensation Plan.* +

10.18 HealthSouth Corporation Employee Stock Benefit Plan, as amended.* +

10.19 HealthSouth Corporation Second Amended and Restated Executive Severance Plan. +

10.20 Letter of Understanding, dated as of October 31, 2007, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 6, 2007). +

10.21 Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +

10.22 Form of letter agreement with former directors.* +

10.23 Written description of Senior Management Bonus Program (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on April 11, 2005).+

10.24.1 Written description of HealthSouth Corporation Key Executive Incentive Program (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on November 21, 2005).+

10.24.2 Form of Key Executive Incentive Award Agreement (Key Executive Incentive Program).** +

10.25 HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+

10.26 Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+

10.27 Written description of amendment to Annual Compensation to non-employee directors of HealthSouth Corporation (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on February 27, 2006).+

10.28.1 HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+

10.28.2 Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan).+

10.28.3 Form of Restricted Stock Agreement (2008 Equity Incentive Plan).+

10.28.4 Form of Performance Share Unit Award (2008 Equity Incentive Plan).+

10.29 HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 99 to HealthSouth's Current Report on Form 8-K filed on February 6, 2008).+

10.30 HealthSouth Corporation Directors' Deferred Stock Investment Plan.+

10.31 Settlement Agreement, dated as of December 30, 2004, by and among HealthSouth Corporation, the United States of America, acting through the entities named therein and certain other parties named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.32 Administrative Settlement Agreement, dated as of December 30, 2004, by and among the United States Department of Health and Human Services acting through the Centers for Medicare & Medicaid Services and its officers and agents, including, but not limited to, its fiscal intermediaries, and HealthSouth Corporation (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.33.1 Corporate Integrity Agreement, dated as of December 30, 2004, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.33.2 First Addendum to the Corporate Integrity Agreement, dated as of October 27, 2006, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation.

10.33.3 Second Addendum to the Corporate Integrity Agreement, dated as of December 14, 2007, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation.

10.34.1 Credit Agreement, dated March 10, 2006, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).

10.34.2 Amendment No. 1, dated as of March 1, 2007, to the Credit Agreement, dated as of March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other parties thereto (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on March 14, 2007).

10.34.3 Supplement, dated as of March 7, 2007, to Amendment No. 1, dated as of March 1, 2007, to the Credit Agreement, dated as of March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other parties thereto (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on March 14, 2007).

10.35 Collateral and Guarantee Agreement, dated as of March 10, 2006, by and among HealthSouth, certain of the Company's subsidiaries and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).

10.36.1 Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.36.2 Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.37.1 Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.37.2	First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.37.3	Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.37.4	Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.37.5	Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.38.1	Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.38.2	Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSOUTH CORPORATION

By: /s/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

Date: February 24, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ JAY GRINNEY **Jay Grinney**	President and Chief Executive Officer and Director	February 24, 2009
/s/ JOHN L. WORKMAN **John L. Workman**	Executive Vice President, Chief Financial Officer and Principal Accounting Officer	February 24, 2009
JON F. HANSON* **Jon F. Hanson**	Chairman of the Board of Directors	February 24, 2009
EDWARD A. BLECHSCHMIDT* **Edward A. Blechschmidt**	Director	February 24, 2009
JOHN W. CHIDSEY* **John W. Chidsey**	Director	February 24, 2009
DONALD L. CORRELL* **Donald L. Correll**	Director	February 24, 2009
YVONNE M. CURL* **Yvonne M. Curl**	Director	February 24, 2009
CHARLES M. ELSON* **Charles M. Elson**	Director	February 24, 2009
LEO I. HIGDON, JR.* **Leo I. Higdon, Jr.**	Director	February 24, 2009
JOHN E. MAUPIN, JR.* **John E. Maupin, Jr.**	Director	February 24, 2009
L. EDWARD SHAW, JR.* **L. Edward Shaw, Jr.**	Director	February 24, 2009

*By: /s/ JOHN P. WHITTINGTON
John P. Whittington
Attorney-in-Fact

Item 15. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HealthSouth Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' deficit and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of HealthSouth Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for nonperformance risk in derivatives in 2008. In addition, as discussed in Note 17 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
February 24, 2009

HealthSouth Corporation and Subsidiaries

Consolidated Balance Sheets

	As of December 31, 2008	2007
	(In Millions)	
Assets		
Current assets:		
Cash and cash equivalents	$ 32.2	$ 19.8
Restricted cash	154.0	63.6
Restricted marketable securities	20.3	28.9
Accounts receivable, net of allowance for doubtful accounts of $31.1 in 2008; $37.6 in 2007	235.9	217.7
Prepaid expenses	24.2	24.9
Other current assets	30.9	33.5
Insurance recoveries receivable	182.8	230.0
Current assets held for sale	2.4	19.0
Total current assets	682.7	637.4
Property and equipment, net	674.3	729.6
Goodwill	414.7	406.1
Intangible assets, net	42.8	26.1
Investments in and advances to nonconsolidated affiliates	36.7	42.7
Assets held for sale	24.5	78.0
Income tax refund receivable	55.9	52.5
Other long-term assets	66.6	78.2
Total assets	$ 1,998.2	$ 2,050.6

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Balance Sheets (Continued)

	As of December 31, 2008	As of December 31, 2007
	(In Millions, Except Share Data)	
Liabilities and Shareholders' Deficit		
Current liabilities		
Current portion of long-term debt	$ 24.8	$ 68.3
Checks issued in excess of bank balance	—	11.4
Accounts payable	45.7	48.7
Accrued payroll	90.3	81.5
Accrued interest payable	7.6	11.3
Refunds due patients and other third-party payors	48.8	51.3
Other current liabilities	225.1	208.7
Government, class action, and related settlements	268.5	400.7
Current liabilities held for sale	35.4	88.6
Total current liabilities	746.2	970.5
Long-term debt, net of current portion	1,789.6	1,974.4
Self-insured risks	108.6	125.9
Deferred income tax liabilities	29.7	29.8
Liabilities held for sale	3.8	4.2
Other long-term liabilities	20.1	15.7
	2,698.0	3,120.5
Commitments and contingencies		
Minority interest in equity of consolidated affiliates	82.2	97.2
Convertible perpetual preferred stock, $.10 par value; 1,500,000 shares authorized; 400,000 issued in 2008 and 2007; liquidation preference of $1,000 per share	387.4	387.4
Shareholders' deficit:		
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 96,890,924 in 2008 and 87,514,378 in 2007	1.0	0.9
Capital in excess of par value	2,956.5	2,820.4
Accumulated deficit	(3,812.2)	(4,064.6)
Accumulated other comprehensive loss	(3.2)	(0.8)
Treasury stock, at cost (8,872,121 in 2008 and 8,801,665 in 2007)	(311.5)	(310.4)
Total shareholders' deficit	(1,169.4)	(1,554.5)
Total liabilities and shareholders' deficit	$ 1,998.2	$ 2,050.6

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2008	2007	2006
	(In Millions, Except Per Share Data)		
Net operating revenues	$ 1,842.4	$ 1,737.5	$ 1,695.5
Operating expenses:			
Salaries and benefits	934.7	863.6	818.6
Other operating expenses	268.3	243.8	223.0
General and administrative expenses	105.5	127.9	141.3
Supplies	108.9	100.3	100.4
Depreciation and amortization	83.8	76.2	84.7
Impairment of long-lived assets	0.6	15.1	9.7
Recovery of amounts due from Richard M. Scrushy	–	–	(47.8)
Gain on UBS Settlement	(121.3)	–	–
Occupancy costs	49.8	52.4	54.5
Provision for doubtful accounts	27.8	33.6	45.3
Loss on disposal of assets	2.0	5.9	6.4
Government, class action, and related settlements expense	(67.2)	(2.8)	(4.8)
Professional fees—accounting, tax, and legal	44.4	51.6	161.4
Total operating expenses	1,437.3	1,567.6	1,592.7
Loss on early extinguishment of debt	5.9	28.2	365.6
Interest expense and amortization of debt discounts and fees	159.7	229.8	234.7
Other income	(0.1)	(15.5)	(9.4)
Loss on interest rate swap	55.7	30.4	10.5
Equity in net income of nonconsolidated affiliates	(10.6)	(10.3)	(8.7)
Minority interests in earnings of consolidated affiliates	29.8	31.4	26.3
Income (loss) from continuing operations before income tax (benefit) expense	164.7	(124.1)	(516.2)
Provision for income tax (benefit) expense	(70.1)	(322.4)	22.4
Income (loss) from continuing operations	234.8	198.3	(538.6)
Income (loss) from discontinued operations, net of income tax benefit (expense)	17.6	455.1	(86.4)
Net income (loss)	252.4	653.4	(625.0)
Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(22.2)
Net income (loss) available to common shareholders	$ 226.4	$ 627.4	$ (647.2)
Weighted average common shares outstanding:			
Basic	83.0	78.7	79.5
Diluted	96.4	92.0	90.3
Earnings (loss) per common share:			
Basic:			
Income (loss) from continuing operations available to common shareholders	$ 2.52	$ 2.19	$ (7.05)
Income (loss) from discontinued operations, net of income tax benefit (expense)	0.21	5.78	(1.09)
Net income (loss) per share available to common shareholders	$ 2.73	$ 7.97	$ (8.14)
Diluted:			
Income (loss) from continuing operations available to common shareholders	$ 2.44	$ 2.16	$ (7.05)
Income (loss) from discontinued operations, net of income tax benefit (expense)	0.18	4.94	(1.09)
Net income (loss) per share available to common shareholders	$ 2.62	$ 7.10	$ (8.14)

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit and Comprehensive Income (Loss)

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
NUMBER OF PREFERRED SHARES OUTSTANDING			
Balance at beginning of year	0.4	0.4	–
Issuance of convertible perpetual preferred stock	–	–	0.4
Balance at end of year	0.4	0.4	0.4
CONVERTIBLE PERPETUAL PREFERRED STOCK			
Balance at beginning of year	$ 387.4	$ 387.4	$ –
Issuance of convertible perpetual preferred stock	–	–	400.0
Preferred stock issuance costs	–	–	(12.6)
Balance at end of year	$ 387.4	$ 387.4	$ 387.4
NUMBER OF COMMON SHARES OUTSTANDING			
Balance at beginning of year	78.7	78.7	79.5
Issuance of restricted stock	0.4	0.3	0.1
Issuance of common stock	8.8	–	–
Fractional share adjustment for reverse stock split	–	–	(0.2)
Receipt of treasury stock	(0.1)	(0.3)	(0.7)
Other	0.2	–	–
Balance at end of year	88.0	78.7	78.7
COMMON STOCK			
Balance at beginning of year	$ 0.9	$ 0.9	$ 0.9
Issuance of common stock	0.1	–	–
Fractional share adjustment for reverse stock split	–	–	–
Restricted stock and other plans, less cancellations	–	–	–
Balance at end of year	$ 1.0	$ 0.9	$ 0.9
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	$ 2,820.4	$ 2,849.5	$ 2,855.4
Dividends declared on convertible perpetual preferred stock	(26.0)	(26.0)	(22.2)
Stock issued to employees exercising stock options	0.3	0.5	–
Issuance of common stock	150.1	–	–
Stock issuance costs	(0.3)	–	–
Stock-based compensation	5.0	7.7	12.1
Restricted stock and other plans, less cancellations	0.3	2.3	0.8
Amortization of restricted stock	6.7	1.2	3.4
Retirement of treasury stock	–	(14.8)	–
Balance at end of year	$ 2,956.5	$ 2,820.4	$ 2,849.5

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit and Comprehensive Income (Loss) (Continued)

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
ACCUMULATED DEFICIT			
Balance at beginning of year	$ (4,064.6)	$ (4,713.8)	$ (4,088.8)
Net income (loss)	252.4	653.4	(625.0)
Adoption of FASB Interpretation No. 48	–	(4.2)	–
Balance at end of year	$ (3,812.2)	$ (4,064.6)	$ (4,713.8)
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME			
Balance at beginning of year	$ (0.8)	$ 1.6	$ (0.9)
Net foreign currency translation, net of income tax expense	0.7	0.1	0.1
Net change in unrealized (loss) gain on available-for-sale securities, net of income tax expense	(2.9)	(2.5)	2.4
Net change in unrealized loss on interest rate swap	(0.2)	–	–
Net other comprehensive income (loss) adjustments	(2.4)	(2.4)	2.5
Balance at end of year	$ (3.2)	$ (0.8)	$ 1.6
TREASURY STOCK			
Balance at beginning of year	$ (310.4)	$ (322.7)	$ (307.1)
Receipt of treasury stock	(0.7)	(0.2)	(14.9)
Restricted stock cancellations	(0.3)	(2.3)	(0.7)
Retirement of treasury stock	–	14.8	–
Other	(0.1)	–	–
Balance at end of year	$ (311.5)	$ (310.4)	$ (322.7)
NOTES RECEIVABLE FROM SHAREHOLDERS, OFFICERS, AND MANAGEMENT EMPLOYEES			
Balance at beginning of year	$ –	$ (0.1)	$ (0.2)
Repayments	–	0.1	0.1
Balance at end of year	$ –	$ –	$ (0.1)
Total shareholders' deficit	$ (1,169.4)	$ (1,554.5)	$ (2,184.6)
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 252.4	$ 653.4	$ (625.0)
Net other comprehensive income (loss) adjustments	(2.4)	(2.4)	2.5
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 250.0	$ 651.0	$ (622.5)

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
Cash flows from operating activities:			
Net income (loss)	$ 252.4	$ 653.4	$ (625.0)
(Income) loss from discontinued operations	(17.6)	(455.1)	86.4
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—			
Provision for doubtful accounts	27.8	33.6	45.3
Provision for government, class action, and related settlements	(90.6)	(2.8)	(4.8)
Change in restricted cash for amounts in escrow related to the UBS Settlement	(97.9)	–	–
Depreciation and amortization	83.8	76.2	84.7
Amortization of debt issue costs, debt discounts, and fees	6.5	7.8	18.3
Amortization of restricted stock	6.7	1.2	3.4
Impairment of long-lived assets	0.6	15.1	9.7
Realized loss (gain) on sale of investments	1.4	(12.3)	1.2
Loss on disposal of assets	2.0	5.9	6.4
Loss on early extinguishment of debt	5.9	28.2	365.6
Loss on interest rate swap	55.7	30.4	10.5
Equity in net income of nonconsolidated affiliates	(10.6)	(10.3)	(8.7)
Minority interests in earnings of consolidated affiliates	29.8	31.4	26.3
Distributions from nonconsolidated affiliates	10.9	5.3	6.1
Stock-based compensation	5.0	7.7	12.1
Deferred tax provision	3.7	8.0	16.3
Other	1.8	(0.1)	(0.3)
(Increase) decrease in assets—			
Accounts receivable	(44.7)	(39.2)	(44.6)
Prepaid expenses	0.7	10.5	(0.7)
Other assets	7.2	28.7	(13.1)
Income tax refund receivable	(3.4)	162.1	22.0
(Decrease) increase in liabilities—			
Accounts payable	(4.3)	(18.0)	(11.5)
Accrued payroll	9.1	(5.5)	(2.2)
Accrued interest payable	(5.3)	(38.5)	4.4
Other liabilities	11.4	(44.8)	(51.7)
Refunds due patients and other third-party payors	(2.5)	(41.0)	(25.3)
Self-insured risks	(17.3)	(22.7)	(17.1)
Government, class action, and related settlements	(7.4)	(171.4)	(132.8)
Net cash provided by (used in) operating activities of discontinued operations	6.4	(13.2)	89.5
Total adjustments	(7.6)	32.3	409.0
Net cash provided by (used in) operating activities	227.2	230.6	(129.6)

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2008	2007	2006
		(In Millions)	
Cash flows from investing activities:			
Capital expenditures	(56.0)	(39.2)	(53.1)
Acquisition of business, net of assets acquired	(14.6)	–	–
Acquisition of intangible assets	(18.2)	(0.1)	(9.0)
Proceeds from disposal of assets	53.9	0.7	1.1
Proceeds from sale of marketable securities	–	–	32.1
Proceeds from sale of restricted marketable securities	8.1	66.4	10.0
Purchase of investments	–	–	(15.7)
Proceeds from sale of investments	4.3	–	–
Purchase of restricted investments	(4.8)	(23.0)	(77.5)
Net change in restricted cash	7.5	(3.3)	119.1
Net settlements on interest rate swap	(20.7)	3.2	(0.6)
Other	0.6	0.1	1.3
Net cash (used in) provided by investing activities of discontinued operations—			
Proceeds from divestitures of divisions	–	1,169.8	–
Other investing activities of discontinued operations	(0.1)	9.9	54.2
Net cash (used in) provided by investing activities	(40.0)	1,184.5	61.9
Cash flows from financing activities:			
Checks in excess of bank balance	(11.4)	8.7	(14.0)
Principal borrowings on notes	–	12.5	3,050.0
Proceeds from bond issuance	–	–	1,000.0
Principal payments on debt, including pre-payments	(204.8)	(1,238.9)	(4,453.7)
Borrowings on revolving credit facility	128.0	397.0	240.0
Payments on revolving credit facility	(163.0)	(492.0)	(70.0)
Principal payments under capital lease obligations	(14.4)	(12.9)	(12.6)
Issuance of common stock	150.2	–	–
Issuance of convertible perpetual preferred stock	–	–	400.0
Dividends paid on convertible perpetual preferred stock	(26.0)	(26.0)	(15.7)
Preferred stock issuance costs	–	–	(12.6)
Debt amendment and issuance costs	–	(11.2)	(79.8)
Distributions paid to minority interests of consolidated affiliates	(33.4)	(23.4)	(22.2)
Other	0.5	0.7	–
Net cash used in financing activities of discontinued operations	(1.7)	(51.1)	(79.2)
Net cash used in financing activities	(176.0)	(1,436.6)	(69.8)
Effect of exchange rate changes on cash and cash equivalents	0.8	0.1	0.1
Increase (decrease) in cash and cash equivalents	12.0	(21.4)	(137.4)
Cash and cash equivalents at beginning of year	19.8	27.2	166.3
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	0.4	14.4	12.7
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	–	(0.4)	(14.4)
Cash and cash equivalents at end of year	$ 32.2	$ 19.8	$ 27.2

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31, 2008	2007	2006
		(In Millions)	
Supplemental cash flow information:			
Cash paid (received) during the year for—			
Interest	$ 158.5	$ 306.1	$ 315.2
Income tax refunds	(90.4)	(457.4)	(32.9)
Income tax payments	17.1	19.2	20.5
Supplemental schedule of noncash investing and financing activities:			
Continuing operations:			
Acquisition of business:			
Fair value of assets acquired	$ 18.1	$ –	$ –
Goodwill	8.6	–	–
Fair value of capital lease obligation assumed	(11.0)	–	–
Fair value of other liabilities assumed	(1.3)	–	–
Noncompete agreement	0.2	–	–
Net cash paid for acquisition	$ 14.6	$ –	$ –
Insurance recoveries receivable	$ (47.2)	$ –	$ 230.0
Receipt of treasury stock	1.0	2.5	15.6
Retirement of treasury stock	–	14.8	–
Unrealized (loss) gain on available-for-sale securities	(3.0)	(2.5)	3.8
Property and equipment acquired through capital leases	11.2	–	–
Termination of capital leases	–	2.2	12.1
Goodwill from repurchase of equity interests of joint venture entities	–	–	3.4
Partnership settlements	4.4	4.3	35.1
Increase in accrual for dividends declared, but not paid, on convertible perpetual preferred stock	–	–	6.5
Increase in accrued distributions declared to minority interests	–	–	4.1
Impact of FASB Interpretation No. 48 adoption	–	4.2	–
Other	1.0	–	0.9
Discontinued operations:			
Goodwill from repurchase of equity interests of joint venture entities	$ 0.2	$ 5.3	$ 3.9
Termination of capital leases	–	0.5	10.1
Increase in accrued distributions declared to minority interests	–	–	3.0
Minority interest associated with conversion of consolidated affiliates to equity method facilities	–	5.9	21.4
Partnership settlements	–	3.2	–
Other	–	1.6	1.3

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

Organization and Description of Business—

HealthSouth Corporation, incorporated in Delaware in 1984, including its subsidiaries, is the largest provider of inpatient rehabilitative healthcare services in the United States. We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. References herein to "HealthSouth," the "Company," "we," "our," or "us" refer to HealthSouth Corporation and its subsidiaries unless otherwise stated or indicated by context.

As of December 31, 2008, we operated 93 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting). We are the sole owner of 65 of these hospitals. We retain 50% to 97.5% ownership in the remaining 28 jointly owned hospitals. Our inpatient rehabilitation hospitals are located in 26 states, with a concentration of hospitals in Texas, Pennsylvania, Florida, Tennessee, and Alabama. As of December 31, 2008, we also had two hospitals in Puerto Rico. As of December 31, 2008, we also operated 6 freestanding LTCHs, 5 of which we own and one of which is a joint venture in which we have retained an 80% ownership interest. We also had 49 outpatient rehabilitation satellites operated by our hospitals. We also provide home health services through 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage 8 inpatient rehabilitation units and one outpatient facility through management contracts.

Reclassifications—

Certain financial results have been reclassified to conform to the current year presentation. Such reclassifications primarily relate to one hospital and one gamma knife radiosurgery center we identified in 2008 that qualify under Financial Accounting Standards Board ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to be reported as assets held for sale and discontinued operations. We reclassified our consolidated balance sheet as of December 31, 2007 to show the assets and liabilities of these qualifying facilities as held for sale. We also reclassified our consolidated statements of operations and statements of cash flows for the years ended December 31, 2007 and 2006 to show the results of these qualifying facilities as discontinued operations.

Business Combinations—

On July 31, 2008, we acquired The Rehabilitation Hospital of South Jersey. We accounted for the acquisition under the purchase method of accounting in accordance with FASB Statement No. 141, *Business Combinations*, and reported the results of operations of the acquired hospital from the date of acquisition. We have not prepared pro forma financial information as the results of operations of this acquired company and its assets are not material on a consolidated basis.

In August 2008, we acquired an inpatient rehabilitation unit at the Medical Center of Arlington in Texas. In August 2008, we also acquired an inpatient rehabilitation hospital in Midland, Texas from Rehabcare Corporation. The operations of both of these facilities were relocated to existing HealthSouth hospitals in the respective areas. Under the guidance of FASB Statement No. 141 and Emerging Issues Task Force ("EITF") Issue No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business," neither of these transactions qualified as the purchase of a "business." Therefore, we accounted for the purchase of these discrete sets of assets under the guidance in FASB Statement No. 142, *Goodwill and Other Intangible Assets*.

See Note 6, *Goodwill and Other Intangible Assets*, for additional information related to the above transactions.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of HealthSouth and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.

As of December 31, 2008, we had investments in 51 partially owned subsidiaries, of which 42 are general or limited partnerships, limited liability companies, or joint ventures in which HealthSouth or one of our subsidiaries is a general or limited partner, managing member, or joint venturer, as applicable. We evaluate partially owned subsidiaries and joint ventures held in partnership form in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures*, and EITF Issue No. 98-6, "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Approval or Veto Rights," to determine whether the rights held by other investors constitute "important rights" as defined therein.

For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements were modified on or subsequent to June 29, 2005, we evaluate partially owned subsidiaries and joint ventures held in partnership form using the guidance in EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which includes a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. The framework includes the presumption that general-partner control would be overcome only when the limited partners have certain rights. Such rights include kick-out rights, the right to dissolve or liquidate the partnership or otherwise remove the general partner "without cause," or participating rights, the right to effectively participate in significant decisions made in the ordinary course of the partnership's business.

For partially owned subsidiaries or joint ventures held in corporate form, we consider the guidance of FASB Statement No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights," and, in particular, whether rights held by other investors would be viewed as "participating rights," as defined therein. To the extent any minority investor has important rights in a partnership or participating rights in a corporation that inhibit our ability to control the corporation, including substantive veto rights, we generally will not consolidate the entity.

We also consider the guidance in FASB Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities*. As of December 31, 2008, we did not have any arrangements or relationships where FASB Interpretation No. 46(R) was applicable.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated net income includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We use the cost method to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at the lower of cost or fair value, as appropriate.

We eliminate from our financial results all significant intercompany accounts and transactions.

See the "Recent Accounting Pronouncements" section of this note for information related to our adoption of FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*, on January 1, 2009.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options; (10) fair value of interest rate swaps; (11) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (12) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties—

HealthSouth operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- coding and billing for services,
- requirements of the 75% Rule, including the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act"),
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of medical records,
- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

Many of these laws and regulations are expansive, and we do not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on and, in some cases, significant reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows, if any such changes were to occur.

For example, over the last several years, changes in regulation governing inpatient rehabilitation reimbursement have created a challenging operating environment for inpatient rehabilitation services. Specifically, on December 29, 2007, the United States Congress enacted the 2007 Medicare Act stipulating that a facility must show that 60% of its patients are treated for at least one of a specified and limited list of medical conditions. Under Medicare rules, any inpatient rehabilitation hospital that fails to meet the classification requirements is subject to prospective reclassification as an acute care hospital, with lower acute payment rates for rehabilitative services. An additional element to the 2007 Medicare Act is a reduction in pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007 (the Medicare pricing "roll-back"). The roll-back became effective on April 1, 2008 and will remain in effect through September 30, 2009.

On December 8, 2003, The Medicare Modernization Act of 2003 authorized the United States Centers for Medicare and Medicaid Services ("CMS") to conduct a demonstration program known as the Medicare Recovery Audit Contractor ("RAC") program. This demonstration was first initiated in three states (California, Florida, and New York) and authorizes CMS to contract with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors, and the contracted RACs are paid a percentage of the overpayments recovered. On December 20, 2006, the Tax Relief & Health Care Act of 2006 directed CMS to expand the RAC program to the rest of the country by 2010. The new RACs were announced on October 6, 2008 and CMS is in the process of implementing the program. Among other changes in the permanent program, the new RACs will receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. We cannot predict when or how this program will affect us.

As discussed in Note 21, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Self-Insured Risks—

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd. ("HCS"), which we fund via regularly scheduled premium payments. HCS is an independent insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund part of our first layer of insurance coverage up to $24 million. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Reserves for professional liability, general liability, and workers' compensation risks were $146.9 million and $171.9 million at December 31, 2008 and 2007, respectively. The current portion of this reserve, $38.3 million and $46.0 million at December 31, 2008 and 2007, respectively, is included in *Other current liabilities* in our consolidated balance sheets. Expenses or (income) related to retained professional and general liability risks were $6.8 million, $(1.6) million, and $1.8 million for the years ended December 31, 2008, 2007, and 2006, respectively. Of these amounts, approximately $6.8 million, $(1.6) million, and $5.4 million, respectively, are classified in *Other operating expenses* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. Expenses associated with retained workers' compensation risks were $7.8 million, $4.8 million, and $4.5 million for the years ended December 31, 2008, 2007, and 2006, respectively. Of these amounts, approximately $7.6 million, $4.5 million, and $4.4 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. See below for additional information related to estimated reserve reductions recorded in 2008, 2007, and 2006.

We also maintain excess loss contracts with reinsurers for professional, general liability, and workers' compensation risks. Expenses associated with professional and general liability excess loss contracts were approximately $3.4 million, $4.0 million, and $4.7 million for the years ended December 31, 2008, 2007, and 2006, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with workers' compensation excess loss contracts were approximately $0.7 million, $5.6 million, and $5.4 million for the years ended December 31, 2008, 2007, and 2006, respectively. Of these amounts, approximately $0.8 million, $5.5 million, and $5.3 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*.

Provisions for these risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated reserve amounts are included in current operating results. During 2008, 2007, and 2006, we reduced our estimated reserves relating to prior loss periods by approximately $19.4 million, $22.3 million, and $32.0 million, respectively, due to favorable claim experience and industry-wide loss development trends.

The reserves for these self-insured risks cover approximately 1,000 individual claims at December 31, 2008 and 2007 and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2008, 2007, and 2006, $28.3 million, $33.4 million, and $36.5 million, respectively, of payments (net of reinsurance recoveries of $3.3 million, $9.4 million, and $2.0 million, respectively) were made for liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

The obligations covered by excess contracts remain on the balance sheet, as the subsidiary or parent remains liable to the extent the excess carriers do not meet their obligations under the insurance contracts. Amounts receivable under the excess contracts approximated $24.6 million and $31.1 million at December 31, 2008 and 2007, respectively. Approximately $6.1 million and $7.7 million are included in *Other current assets* in our consolidated balance sheets as of December 31, 2008 and 2007, respectively, with the remainder included in *Other long-term assets.*

Revenue Recognition—

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements. Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates. Other operating revenues, which include revenues from cafeteria, gift shop, rental income, and management and administrative fees, approximated 1.8%, 2.5%, and 2.8% of *Net operating revenues* for the years ended December 31, 2008, 2007, and 2006, respectively.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to HealthSouth under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

CMS has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information that an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing us with prior notice. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services ("HHS") Office of Inspector General ("HHS-OIG") or the United States Department of Justice ("DOJ"). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Restricted Cash—

As of December 31, 2008 and 2007, *Restricted cash* consisted of the following (in millions):

	As of December 31, 2008	As of December 31, 2007
Escrow related to UBS Settlement	$ 97.9	$ –
Affiliate cash	33.4	43.3
Self-insured captive funds	20.4	17.8
Paid-loss deposit funds	2.3	2.5
Total restricted cash	$ 154.0	$ 63.6

Amounts in escrow related to the UBS Settlement represent cash that was transferred to us in December 2008 from UBS Securities, LLC ("UBS Securities") and its insurance carriers and held in escrow pending the court's implementation of the final court order entered on January 13, 2009. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. See Note 2, *Liquidity*, and Note 20, *Settlements*, for additional information.

Affiliate cash accounts represent cash accounts maintained by partnerships in which we participate where one or more external partners requested, and we agreed, that the partnership's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those partnerships. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, in the Cayman Islands. HCS handles professional liability, workers' compensation, and other insurance claims on behalf of HealthSouth. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority. Paid-loss deposit funds represent cash held by third-party administrators to fund expenses and other payments related to claims.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2008 and 2007, all restricted cash was current. See also Note 3, *Cash and Marketable Securities*, for information related to restricted marketable securities.

Marketable Securities—

In accordance with FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, we record all equity securities with readily determinable fair values and for which we do not exercise significant influence as available-for-sale securities. We carry the available-for-sale securities at fair value and report unrealized holding gains or losses, net of income taxes, in *Accumulated other comprehensive loss*, which is a separate component of shareholders' deficit. We recognize realized gains and losses in our consolidated statements of operations using the specific identification method.

We follow the guidance in FASB Staff Position ("FSP") Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, when determining whether or not an investment is impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. See Note 3, *Cash and Marketable Securities*, for additional information.

As of December 31, 2008 and 2007, we had approximately $20.3 million and $28.9 million of restricted marketable securities included in our consolidated balance sheets. These marketable securities represent restricted assets held at our wholly owned insurance captive, HCS, in the Cayman Islands. As discussed previously, HCS handles professional liability, workers' compensation, and other insurance claims on behalf of HealthSouth. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability.

Accounts Receivable—

HealthSouth reports accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation, employers, and patients. Our accounts receivable are geographically dispersed, but a significant portion of our revenues are concentrated by type of payors. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable as of the end of each of the reporting periods, is as follows:

	As of December 31,	
	2008	2007
Medicare	53.1%	54.8%
Medicaid	3.9%	3.7%
Workers' compensation	3.6%	4.2%
Managed care and other discount plans	22.7%	22.8%
Other third-party payors	14.0%	11.6%
Patients	2.7%	2.9%
	100.0%	100.0%

During the years ended December 31, 2008, 2007, and 2006, approximately 67.2%, 67.8%, and 68.6%, respectively, of our *Net operating revenues* related to patients participating in the Medicare program. While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. Because Medicare traditionally pays claims faster than our other third-party payors, the percentage of our Medicare charges in accounts receivable is less than the percentage of our Medicare revenues. HealthSouth does not believe there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the *Provision for doubtful accounts*. We write off uncollectible accounts against the allowance for doubtful accounts after exhausting collection efforts and adding subsequent recoveries. Net accounts receivable include only those amounts we estimate we will collect.

For each of the three years ended December 31, 2008, we performed an analysis of our historical cash collection patterns and considered the impact of any known material events in determining the allowance for doubtful accounts. In performing our analysis, we considered the impact of any adverse changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental healthcare coverage. At December 31, 2008 and 2007, our allowance for doubtful accounts represented approximately 11.7% and 14.9%, respectively, of the $264.7 million and $252.5 million, respectively, total patient due accounts receivable balance.

Property and Equipment—

We report land, buildings, improvements, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are generally as follows:

	Years
Buildings	15 to 30
Leasehold improvements	2 to 15
Furniture, fixtures, and equipment	3 to 10
Assets under capital lease obligations:	
Real estate	15 to 20
Equipment	3 to 5

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

We account for operating leases under the provisions of FASB Statement No. 13, *Accounting for Leases,* and FASB Technical Bulletin No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases.* These pronouncements require us to recognize escalated rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill and Other Intangible Assets—

We account for goodwill and other intangibles under the guidance in FASB Statement No. 141, FASB Statement No. 142, and FASB Statement No. 144.

Under FASB Statement No. 142, we test goodwill for impairment using a fair value approach. We are required to test for impairment at least annually, absent some triggering event that would require an impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We use discounted cash flows to establish the fair value as of the testing dates. The discounted cash flow approach includes many assumptions related to future growth rates, discount factors, future tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology, as prescribed in FASB Statement No. 142.

In accordance with FASB Statement No. 142, we amortize the cost of intangible assets with definite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2008, none of our definite useful lived intangible assets has an estimated residual value. We also review these assets for impairment in accordance with FASB Statement No. 144 whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. As of December 31, 2008, we do not have any intangible assets with indefinite useful lives. The range of estimated useful lives and the amortization basis for our other intangible assets are as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	13 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	3 to 10 years using straight-line basis
Market access assets	20 years using accelerated basis

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate an acquired facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. As noted in the above table, we amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access assets will be consumed.

Impairment of Long-Lived Assets and Other Intangible Assets—

Under the guidance in FASB Statement No. 144, we assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with definite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with definite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with definite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and cease depreciation.

Investments in and Advances to Nonconsolidated Affiliates—

Investments in entities we do not control but in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees' net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

We use the cost method to account for equity investments for which the equity securities do not have readily determinable fair values and for which we do not have the ability to exercise significant influence. Under the cost method of accounting, private equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value and additional investments.

Management periodically assesses the recoverability of our equity method and cost method investments and equity method goodwill for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds, and external appraisals, as appropriate. If an investment or equity method goodwill is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Common Stock Warrants—

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. We accounted for these warrants under the guidance provided in Accounting Principles Board ("APB") Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*. APB Opinion No. 14 requires that separate amounts attributable to the debt and the purchase warrants be computed and accounting recognition be given to each component. We based our allocation to each component on the relative market value of the two components at the time of issuance. The portion allocable to the warrants was accounted for as additional paid-in capital. See Note 18, *Earnings (Loss) per Common Share.*

Financing Costs—

We amortize financing costs using the effective interest method over the life of the related debt. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

We accrete discounts and amortize premiums using the effective interest method over the life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

Fair Value of Financial Instruments—

FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments,* requires certain disclosures regarding the fair value of financial instruments. Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted and nonrestricted marketable securities, accounts receivable, accounts payable, letters of credit, long-term debt, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our marketable securities is generally determined using quoted market prices. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt based on various factors, including maturity schedules, call features, and current market rates. We also use quoted market prices, when available, or discounted cash flows to determine fair values of long-term debt. See the "Fair Value Measurements" section of this note for information related to the determination of the fair value of our interest rate swaps.

Fair Value Measurements—

On January 1, 2008, we adopted FASB Statement No. 157, *Fair Value Measurements*, which establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FASB Statement No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions, FASB Statement No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;

- *Level 2* – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in FASB Statement No. 157. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

- *Income approach* – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

On a recurring basis, we are required to measure our available-for-sale restricted and nonrestricted marketable securities, the liability for the common stock and related common stock warrants associated with the securities litigation settlement (see Note 20, *Settlements*), and our interest rate swaps at fair value. The fair values of our available-for-sale restricted and nonrestricted marketable securities and the liability for the common stock associated with the securities litigation settlement are determined based on quoted market prices in active markets. The fair value of the liability for the common stock warrants associated with the securities litigation settlement is determined using a Black-Scholes model with weighted-average assumptions for historical volatility of our common stock, the risk-free interest rate, and the expected term of the underlying warrants. The fair value of our interest rate swaps is determined using the present value of the fixed leg and floating leg of each swap. The value of the fixed leg is the present value of the known fixed coupon payments discounted at the rates implied by the LIBOR-swap curve adjusted for the credit spreads applicable to our debt. This adjustment is meant to capture the price of transferring the liability to a similarly-rated counterparty. The value of the floating leg is the present value of the floating coupon payments which are derived from the forward LIBOR-swap rates and discounted at the same rates as the fixed leg.

The fair values of our financial assets and liabilities that are measured on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique [1]
Restricted marketable securities	$ 20.3	$ 20.3	$ –	$ –	M
Other current assets:					
Marketable securities	0.2	0.2	–	–	M
Other current liabilities:					
Interest rate swap agreements:					
March 2006 trading swap	(78.2)	–	(78.2)	–	I
December 2008 forward-starting swap	(0.2)	–	(0.2)	–	I
Government, class action, and related settlements:					
Securities Litigation Settlement liability—common stock	(55.1)	(55.1)	–	–	M
Securities Litigation Settlement liability—common stock warrants	(19.5)	–	(19.5)	–	I

(1) As discussed above, FASB Statement No. 157 identifies three valuation techniques: market approach (M), cost approach (C), and income approach (I).

On a nonrecurring basis, we are required to measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates, and assets and liabilities of discontinued operations at fair value. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which would be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted cash flows, and, when available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Goodwill is tested for impairment as of October 1st of each year, absent any impairment indicators.

FSP No. 157-2, *Effective Date of FASB Statement No. 157*, delayed the effective date of FASB Statement No. 157 by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. During the year ended December 31, 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets. During the year ended December 31, 2007, we recorded impairment charges of $15.1 million, related to our long-lived assets. Approximately $14.5 million of these charges during the year ended December 31, 2007 related to the Digital Hospital (as defined in Note 5, *Property and Equipment*). During 2007, we wrote the Digital Hospital down by $14.5 million to its estimated fair value based on an offer we had received from a third party to acquire our corporate campus and the estimated net proceeds we expected to receive from this potential sale transaction. During the year ended December 31, 2006, we recorded impairment charges of $9.7 million related to our long-lived assets. Approximately $8.6 million of these charges during the year ended December 31, 2006 related to the Digital Hospital.

During the years ended December 31, 2008, 2007, and 2006, we recorded impairment charges of $11.8 million, $38.2 million, and $10.0 million, respectively, as part of our results of discontinued operations. See Note 16, *Assets Held for Sale and Results of Discontinued Operations*.

In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. FAS 157-3 clarified the application of FASB Statement

No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. It also reaffirmed the notion of fair value as an exit price as of the measurement date. The guidance also clarified how management's internal cash flow and discount rate assumptions should be considered when measuring fair value when relevant observable data does not exist, how observable market information in a market that is not active should be considered when measuring fair value, and how the use of market quotes (e.g., broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The FSP was effective upon issuance, including prior periods for which financial statements had not been issued, or for the year ended December 31, 2008 for HealthSouth. The issuance of this FSP did not have a material impact on our financial position, results of operation, or cash flows, nor did it significantly impact the way in which we estimate the fair value of our financial assets.

Derivative Instruments—

We account for derivative instruments under the guidance in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its related amendments. FASB Statement No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

As of December 31, 2008, we hold two derivative instruments. The first is an interest rate swap that is not designated as a hedge. Therefore, in accordance with FASB Statement No. 133, all changes in the fair value of this interest rate swap are reported in current period earnings on the line entitled *Loss on interest rate swap* in our consolidated statements of operations. Net cash settlements on this interest rate swap are included in investing activities in our consolidated statements of cash flows.

The second is a forward-starting interest rate swap that is designated as a cash flow hedge. Therefore, in accordance with FASB Statement No. 133, the effective portion of changes in the fair value of this cash flow hedge is deferred as a component of other comprehensive income and is reclassified into earnings as part of interest expense in the same period in which the forecasted transaction impacts earnings. The ineffective portion, if any, is reported in earnings as part of *Other income*. Net cash settlements on this interest rate swap that is designated as a cash flow hedge will begin in 2011 and will be included in operating activities in our consolidated statements of cash flows.

For additional information regarding these interest rate swaps, see Note 8, *Long-term Debt*.

Refunds due Patients and Other Third-Party Payors—

Refunds due patients and other third-party payors of approximately $48.8 million and $51.3 million as of December 31, 2008 and 2007, respectively, consist primarily of overpayments received from our patients and other third-party payors. In instances where we are unable to determine the party due the refund, these amounts may become subject to escheat property laws and consequently payable to various tax jurisdictions.

During 2005, we completed a substantive reconstruction process so that we could prepare consolidated financial statements as of and for the years ended December 31, 2004, 2003, and 2002 and restate our previously issued financial statements for the years ended December 31, 2001 and 2000. As of December 31, 2008 and 2007, approximately $43.5 million and $46.4 million, respectively, of amounts included in *Refunds due patients and other third-party payors* represent refunds and overpayments that originated in periods prior to December 31, 2004. These amounts were originally estimated during our reconstruction process based on collection history and other available patient receipt data. We continue to review these estimates based on updated information with respect to third-party settlement agreements and developments in regulations and rulings. During 2008, 2007, and 2006, this process resulted in a reduction to *Refunds due patients and other third-party payors* of approximately $2.9 million, $41.2 million, and $14.2 million, respectively. Of these reductions, approximately $2.9 million, $41.2 million, and $3.9 million, respectively, are included in *Income (loss) from discontinued operations, net of income tax benefit (expense)* in our 2008, 2007, and 2006 consolidated statements of operations. We are negotiating the settlement of these amounts with third-party payors in various jurisdictions. The result of these ongoing settlement negotiations may impact the carrying value of these liabilities.

As of December 31, 2008 and 2007, approximately $35.3 million and $38.2 million, respectively, of the amount recorded as *Refunds due patients and other third-party payors* represents balances associated with our surgery centers, outpatient, and diagnostic divisions. These liabilities remained with HealthSouth after each transaction closed, and, therefore, are not reported as liabilities held for sale in our consolidated balance sheets.

Minority Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100% owned affiliates we control. Accordingly, we have recorded minority interests in the earnings and equity of such entities. We record adjustments to minority interest for the allocable portion of income or loss to which the minority interest holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of minority interests are adjusted to the respective minority interest holders' balance.

We suspend allocation of losses to minority interest holders when the minority interest balance for a particular minority interest holder is reduced to zero and the minority interest holder does not have an obligation to fund such losses. Any excess loss above the minority interest holders' balance is not charged to minority interest but rather is recognized by us until the affiliate begins earning income again. We resume adjusting minority interest for the subsequent profits earned by a subsidiary only after the cumulative income exceeds the previously unrecorded losses.

See the "Recent Accounting Pronouncements" section of this note for information related to our adoption of FASB Statement No. 160 on January 1, 2009.

Convertible Perpetual Preferred Stock—

We classify our *Convertible perpetual preferred stock* on the balance sheet using the guidance in United States Securities and Exchange Commission (the "SEC") Accounting Series Release No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks,"* and EITF Topic D-98, "Classification and Measurement of Redeemable Securities." Our *Convertible perpetual preferred stock* contains fundamental change provisions that allow the holder to require us to redeem the preferred stock for cash if certain events occur. As redemption under these provisions is not solely within our control, we have classified our *Convertible perpetual preferred stock* as temporary equity.

We also examined whether the embedded conversion option in our *Convertible perpetual preferred stock* should be bifurcated under the guidance in FASB Statement No. 133 and EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and we determined that bifurcation is not necessary.

Stock-Based Compensation—

HealthSouth has various shareholder- and non-shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors, which are described more fully in Note 14, *Stock Based Compensation*. We account for stock-based compensation under the guidance in FASB Statement No. 123 (Revised 2004), *Share-Based Payment.* FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values estimated in accordance with the provisions of FASB Statement No. 123(R) amortized on a straight-line basis over the applicable requisite service period.

Guarantees—

We account for certain guarantees in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FASB Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken.

As of December 31, 2007, we were liable for a guarantee of indebtedness owed by a third party in the amount of $29.4 million. We previously recognized this amount as a liability in our consolidated balance sheet because of existing defaults by the third party under this agreement. However, as part of the UBS Settlement discussed in Note 20, *Settlements*, HealthSouth received a release of all claims by the UBS entities, including this guarantee. Therefore, no such guarantee is included in our consolidated balance sheet as of December 31, 2008.

We are also secondarily liable for certain lease and purchase obligations primarily associated with sold facilities. See Note 11, *Guarantees*, for additional information.

Litigation Reserve—

Pursuant to FASB Statement No. 5, *Accounting for Contingencies,* we accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, included in *Other operating expenses* within the accompanying consolidated statements of operations, approximated $5.5 million in 2008, $4.1 million in 2007, and $3.8 million in 2006.

Professional Fees—Accounting, Tax, and Legal—

Professional fees—accounting, tax, and legal for the year ended December 31, 2008 related primarily to legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. Specifically, these fees include the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 20, *Settlements*. This amount will be paid from the escrow account designated by the UBS Settlement and funded by UBS Securities and its insurance carriers (see this Note, "Restricted Cash").

Professional fees—accounting, tax, and legal for the year ended December 31, 2007 related primarily to income tax consulting fees for various tax projects (including tax projects associated with our filing of amended income tax returns for 1996 to 2003), legal fees for continued litigation defense and support matters arising from our prior reporting and restatement issues, and consulting fees associated with support received during our divestiture activities.

Professional fees—accounting, tax, and legal for the year ended December 31, 2006 related primarily to professional services to support the preparation of our Form 10-K for the year ended December 31, 2005, professional services to support the preparation of our Form 10-Qs for the first, second, and third quarters of 2006 (including the preparation of quarterly information for 2005, which had never been presented), tax preparation and consulting fees related to various tax projects, and legal fees for continued litigation defense and support matters (including $32.5 million of fees to the derivative plaintiffs' attorneys to resolve the amount owed to them as a result of the award given to us under the claim for restitution of incentive bonuses Richard M. Scrushy, our former chairman and chief executive officer, received in previous years and the Securities Litigation Settlement) arising from our prior reporting and restatement issues.

See Note 20, *Settlements*, and Note 21, *Contingencies and Other Commitments*, for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Income Taxes—

We provide for income taxes using the asset and liability method as required by FASB Statement No. 109, *Accounting for Income Taxes.* This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

Under FASB Statement No. 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income.

We also follow the guidance in FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* FASB Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109. FASB Statement No. 109 does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. FASB Interpretation No. 48 clarifies the application of FASB Statement No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in a company's financial statements. Additionally, FASB Interpretation No. 48 provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

HealthSouth and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability partnerships, limited liability companies, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets Held for Sale and Results of Discontinued Operations—

We account for assets held for sale and discontinued operations under FASB Statement No. 144, which requires that a component of an entity that has been disposed of or is classified as held for sale and has operations and cash flows that can be clearly distinguished from the rest of the entity be reported as assets held for sale and discontinued operations. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *Income (loss) from discontinued operations, net of income tax benefit (expense).* In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities held for sale in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings (Loss) Per Common Share—

The calculation of earnings (loss) per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings (loss) per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive.

Retirement of Treasury Stock—

In accordance with Accounting Principles Board Opinion No. 6, *Status of Accounting Research Bulletins,* we account for the retirement of treasury stock as a reduction of retained earnings. However, due to our *Accumulated deficit,* the retirement of treasury stock is currently recorded as a reduction of *Capital in excess of par value.*

Foreign Currency Translation—

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar have been translated to U.S. dollars in accordance with FASB Statement No. 52, *Foreign Currency Translation.* Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts, which are translated at historical exchange rates. Gains and losses from foreign currency translations are reported as a component of *Accumulated other comprehensive loss* within shareholders' deficit. Exchange gains and losses from foreign currency transactions are recognized in the consolidated statements of operations and historically have not been material. We divested our international operations in October 2006.

Comprehensive Income (Loss)—

Comprehensive income (loss) is reported in accordance with the provisions of FASB Statement No. 130, *Reporting Comprehensive Income.* FASB Statement No. 130 establishes the standard for reporting *Comprehensive income (loss)* and its components in financial statements. *Comprehensive income (loss)* is comprised of *Net income (loss)*, changes in unrealized gains or losses on available-for-sale securities, the effective portion of changes in the fair value of our interest rate swap that is designated as a cash flow hedge, and foreign currency translation adjustments and is included in the consolidated statements of shareholders' deficit and comprehensive income (loss).

Recent Accounting Pronouncements—

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), *Business Combinations.* FASB Statement No. 141(R) contains significant changes in the accounting for and reporting of business acquisitions, and it continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Further, certain of the changes will introduce more volatility into earnings and thus may impact a company's acquisition strategy. In addition, FASB Statement No. 141(R) will impact the annual goodwill impairment test associated with acquisitions that close both before and after the effective date of the new standard. FASB Statement No. 141(R) will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity's first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for HealthSouth. We do not expect the adoption of FASB Statement No. 141(R) to have a material impact on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued FASB Statement No. 160. FASB Statement No. 160 establishes accounting and reporting standards for minority interests (recharacterized as noncontrolling interests and classified as a component of equity) and for the deconsolidation of a subsidiary. FASB Statement No. 160 is effective for fiscal years beginning on or after December 15, 2008, or January 1, 2009 for HealthSouth. The Statement is to be applied prospectively, however, the presentation and disclosure requirements of the Statement will need to be applied retrospectively for all periods presented. We do not expect the adoption of FASB Statement No. 160 to have a material impact on our financial position, results of operations, or cash flows. However, it will change the way in which we account for and report minority interests.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.* FASB Statement No. 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, operations, and cash flows through enhanced disclosure requirements. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or January 1, 2009 for HealthSouth. The adoption of this Statement will result only in additional disclosures in our interim and annual reports beginning with the first quarter of 2009. No impact is expected on our financial position, results of operations, or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets.* This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142

and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(R) and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, or January 1, 2009 for HealthSouth. The guidance within the FSP for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The additional disclosure requirements of the FSP will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We do not expect the adoption of this FSP to have a material impact on our financial position, results of operations, or cash flows.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock." The primary objective of EITF 07-5 is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, which is a key criterion of the scope exception to paragraph 11(a) of FASB Statement No. 133 and is also an important consideration for evaluating whether EITF 00-19 applies to certain financial instruments that are not derivatives under FASB Statement No. 133. Under this guidance, financial instruments or embedded features that were not historically considered to be indexed to an entity's own stock could be required to be classified as an asset or liability and marked-to-market through earnings in each reporting period. EITF Issue No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, or January 1, 2009 for HealthSouth, and must be applied to all instruments outstanding as of the effective date. We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations, or cash flows.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2. Liquidity:

While we continue to make progress in improving our leverage and liquidity, we remain highly leveraged.

With the continued deleveraging of the Company as a priority, on June 27, 2008, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million (see Note 10, *Shareholders' Deficit*) and used the majority of these net proceeds to reduce our total debt outstanding. This debt reduction was in addition to the use of the net proceeds from the sale of our corporate campus (see Note 5, *Property and Equipment*) in April 2008 to reduce total debt outstanding. In addition, during October 2008, we used the majority of our federal income tax refund for tax years 2000 through 2003 (see Note 17, *Income Taxes*) to reduce amounts outstanding under our Credit Agreement. In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding. However, due to the addition of two capital leases for hospitals, our net total debt reduction approximated $228 million during 2008.

In addition, during February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (as described in Note 20, *Settlements*) to pay down long-term debt.

Our primary sources of funding are cash flows from operations and borrowings under our revolving credit facility. As of December 31, 2008, we had approximately $32.2 million in *Cash and cash equivalents*. This amount excludes approximately $154.0 million in *Restricted cash* and $20.3 million of *Restricted marketable securities*. As of December 31, 2008, *Restricted cash* included approximately $97.9 million related to our settlement with UBS (see Note 20, *Settlements*). This amount was transferred to us in December 2008, with an additional $2.1 million related to this settlement transferred to us in January 2009, from UBS Securities and its insurance carriers and held in escrow pending the court's implementation of the final court order entered on January 13, 2009. These funds are expected to be dispersed to the applicable parties during the first quarter of 2009. As noted above, we intend to use the majority of our net cash proceeds from this settlement (see Note 20, *Settlements*, for discussion related to amounts owed to the derivative plaintiffs' attorneys and the plaintiffs in the consolidated securities litigation) to reduce long-term debt outstanding. The remainder of our *Restricted cash* pertains to various obligations we have under lending agreements, partnership agreements, and other arrangements, primarily related to our captive insurance company.

In light of the current global economic situation, we have evaluated and quantified, to the extent practicable, our exposure to financial services counterparties to whom we have material exposure. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative inputs. During the fourth quarter of 2008, we made a $40 million draw on the revolving credit facility and issued letters of credit under its subfacility without incident. The draw was used for general corporate purposes. Based on our current borrowing capacity and compliance with the financial covenants under our Credit Agreement, we do not believe there is significant risk in our ability to make additional draws under our revolving credit facility, if needed. However, no such assurances can be provided.

In addition, we do not face substantial near-term refinancing risk, as our revolving credit facility does not expire until 2012, our Term Loan Facility does not mature until 2013, and the majority of our bonds are not due until 2014 and 2016.

We have scheduled principal payments of $24.8 million and $22.1 million in 2009 and 2010, respectively, related to long-term debt obligations (see Note 8, *Long-term Debt*).

As with any company carrying significant debt, our primary risk relating to our leverage is the possibility that a rapid increase in interest rates and/or a down-turn in operating earnings could impair our ability to comply with the financial covenants contained within our Credit Agreement. Loans under our Credit Agreement bear interest at a rate of, at our option, 1-month, 2-month, 3-month, or 6-month LIBOR or the Prime rate, plus an applicable margin that varies depending upon our leverage ratio and corporate credit rating. Our primary covenants include a leverage ratio and an interest coverage ratio, with the interest coverage ratio being a four consecutive fiscal quarters test. As of December 31, 2008, we were in compliance with the covenants under our Credit Agreement. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms as favorable to those in our existing Credit Agreement. Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time. A default due to violation of the covenants contained within our Credit Agreement could require us to immediately repay all amounts then outstanding under the Credit Agreement. See Note 1, *Summary of Significant Accounting Policies*, for a discussion of risks and uncertainties facing us. Changes in our business or other factors may occur that might have a material adverse impact on our financial position, results of operations, and cash flows.

3. Cash and Marketable Securities:

As of December 31, 2008 and 2007, our investments consist of cash and cash equivalents and marketable securities. Our investments in marketable securities are classified as available-for-sale.

The components of our investments as of December 31, 2008 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Nonrestricted Marketable Securities	Restricted Marketable Securities	Total
Cash	$ 32.2	$ 154.0	$ –	$ –	$ 186.2
Equity securities	–	–	0.2	20.3	20.5
Total	$ 32.2	$ 154.0	$ 0.2	$ 20.3	$ 206.7

Restricted cash as of December 31, 2008 includes amounts held in escrow related to the UBS Settlement discussed in Note 20, *Settlements*. See also Note 1, *Summary of Significant Accounting Policies*, "Restricted Cash." Nonrestricted marketable securities are included in *Other current assets* in our consolidated balance sheet as of December 31, 2008.

The components of our investments as of December 31, 2007 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 19.8	$ 63.6	$ –	$ 83.4
Equity securities	–	–	28.9	28.9
Total	$ 19.8	$ 63.6	$ 28.9	$ 112.3

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS, as discussed in Note 1, *Summary of Significant Accounting Policies*, "Restricted Cash." The classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability.

A summary of our nonrestricted marketable securities as of December 31, 2008 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 0.2	$ –	$ –	$ 0.2

A summary of our restricted marketable securities as of December 31, 2008 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 21.9	$ 0.4	$ (2.0)	$ 20.3

A summary of our restricted marketable securities as of December 31, 2007 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 27.6	$ 1.5	$ (0.2)	$ 28.9

Cost in the above tables includes adjustments made to the cost basis of our equity securities for other-than-temporary impairments. During the year ended December 31, 2008, we recorded $0.3 million and $1.0 million of impairments related to our nonrestricted and restricted marketable securities, respectively. These impairment charges are included in *Other income* in our 2008 consolidated statement of operations. No impairments were recorded during the years ended December 31, 2007 or 2006.

Investing information related to our marketable securities is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Proceeds from sales of restricted available-for-sale securities	$ 8.1	$ 66.4	$ 10.0
Proceeds from sales of nonrestricted available-for-sale securities	$ –	$ –	$ 32.1
Gross realized gains - restricted	$ 0.2	$ 4.1	$ 0.1
Gross realized gains - nonrestricted	$ 0.6	$ –	$ 0.1
Gross realized losses - restricted	$ (1.5)	$ (0.4)	$ (0.4)
Gross realized losses - nonrestricted	$ –	$ –	$ (0.1)

The following table shows the fair value and gross unrealized losses of our marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007 (in millions):

	As of December 31, 2008	As of December 31, 2007
Less than 12 months:		
Fair value	$ 15.5	$ 2.2
Gross unrealized losses	$ (1.9)	$ (0.3)
12 months or greater:		
Fair value	$ 0.1	$ –
Gross unrealized losses	$ (0.1)	$ –
Total:		
Fair value	$ 15.6	$ 2.2
Gross unrealized losses	$ (2.0)	$ (0.3)

Our portfolio of marketable securities is comprised of numerous individual equity securities and mutual funds across a variety of industries. For our marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, we examined the severity and duration of the impairments in relation to the cost of the individual investments. We also considered the industry in which each investment is held and the near-term prospects for a recovery in each specific industry. In addition, the majority of our marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired are investments in mutual funds which are more diversified than a security held in one specific company or industry. Based on our evaluation and our ability and intent to hold these investments for a reasonable period of time sufficient for a potential recovery of fair value, we do not believe these investments are other-than-temporarily impaired at December 31, 2008.

4. Accounts Receivable:

Accounts receivable consists of the following (in millions):

	As of December 31,	
	2008	2007
Patient accounts receivable	$ 264.7	$ 252.5
Less: Allowance for doubtful accounts	(31.1)	(37.6)
Patient accounts receivable, net	233.6	214.9
Other accounts receivable	2.3	2.8
Accounts receivable, net	$ 235.9	$ 217.7

The following is the activity related to our allowance for doubtful accounts (in millions):

For the Year Ended December 31,	Balance at Beginning of Period	Additions and Charges to Expense	Deductions and Accounts Written Off	Balance at End of Period
2008	$ 37.6	$ 27.8	$ (34.3)	$ 31.1
2007	$ 35.2	$ 33.6	$ (31.2)	$ 37.6
2006	$ 29.1	$ 45.3	$ (39.2)	$ 35.2

5. Property and Equipment:

Property and equipment consists of the following (in millions):

	As of December 31,	
	2008	2007
Land	$ 66.5	$ 74.9
Buildings	892.2	917.0
Leasehold improvements	29.0	24.1
Furniture, fixtures, and equipment	342.0	340.5
	1,329.7	1,356.5
Less: Accumulated depreciation and amortization	(667.2)	(634.5)
	662.5	722.0
Construction in progress	11.8	7.6
Property and equipment, net	$ 674.3	$ 729.6

Information related to fully depreciated assets and assets under capital lease obligations is as follows (in millions):

	As of December 31,	
	2008	2007
Fully depreciated assets	$ 232.3	$ 194.0
Assets under capital lease obligations:		
Buildings	$ 201.7	$ 178.8
Equipment	0.2	–
	201.9	178.8
Accumulated amortization	(107.5)	(95.5)
Assets under capital lease obligations, net	$ 94.4	$ 83.3

The amount of depreciation expense, amortization expense relating to assets under capital lease obligations, and rent expense under operating leases is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Depreciation expense	$ 66.6	$ 60.5	$ 70.7
Amortization expense	$ 12.0	$ 11.4	$ 11.7
Rent expense:			
Minimum rent payments	$ 38.3	$ 38.8	$ 37.3
Contingent and other rents	25.9	26.7	29.4
Other	4.4	4.4	4.0
Total rent expense	$ 68.6	$ 69.9	$ 70.7

No material amounts of interest were capitalized on construction projects during 2008, 2007, or 2006.

Corporate Campus—

In January 2008, we entered into an agreement with Daniel Corporation ("Daniel"), a Birmingham, Alabama-based full-service real estate organization, pursuant to which Daniel acquired our corporate campus, including the Digital Hospital, an incomplete 13-story building located on the property, for a purchase price of $43.5 million in cash. This transaction closed on March 31, 2008. As part of this transaction, we entered into a lease for office space within the property that was sold.

In accordance with FASB Statement No. 144, we reviewed our depreciation estimates of our corporate campus based on the revised salvage value of the campus due to the expected sale transaction. During the first quarter of 2008, we accelerated the depreciation of our corporate campus by approximately $11.0 million so that the net book value of the corporate campus equaled the estimated net proceeds expected to be received on the transaction's closing date. The year-over-year impact of this acceleration of depreciation approximated $10.0 million.

The proceeds of this transaction were used to reduce our debt outstanding in April 2008 (see Note 8, *Long-term Debt).*

The sale agreement includes a deferred purchase price component related to the Digital Hospital. If Daniel sells, or otherwise monetizes its interest in, the Digital Hospital for cash consideration to a third party, we are entitled to 40% of the net profit, if any and as defined in the sale agreement, realized by Daniel. In September 2008, Daniel Corporation announced that it had reached an agreement with Trinity Medical Center ("Trinity") pursuant to which Trinity will acquire the Digital Hospital. The purchase price of this transaction has not been made public, and the transaction is subject to Trinity receiving approval for a certificate of need ("CON") from the applicable state board of Alabama. Currently, there is opposition to the potential approval of Trinity's CON request, and it could take months to finalize any decision by the applicable Alabama board. Therefore, no assurances can be given as to whether or when any such cash flows related to the deferred purchase price component of our agreement with Daniel will be received, if any, if Daniel is able to realize a net profit on its transaction with Trinity.

Leases—

We lease certain land, buildings, and equipment under non-cancelable operating leases generally expiring at various dates through 2022. We also lease certain buildings and equipment under capital leases generally expiring at various dates through 2027. Operating leases generally have 3- to 15-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require the Company to pay certain maintenance and utility costs. Contingent rents are included in rent expense in the year incurred.

Some facilities are subleased to other parties. Rental income from subleases approximated $9.2 million, $10.0 million, and $8.1 million for the years ended December 31, 2008, 2007, and 2006, respectively. Total expected future minimum rentals under these noncancelable subleases approximated $25.1 million as of December 31, 2008.

Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in *Other long-term liabilities* in the accompanying consolidated balance sheets, as follows (in millions):

	As of December 31,	
	2008	**2007**
Straight-line rental accrual	$ 9.7	$ 9.9

Future minimum lease payments at December 31, 2008, for those leases having an initial or remaining non-cancelable lease term in excess of one year, are as follows (in millions):

Year Ending December 31,	Operating Leases	Capital Lease Obligations	Total
2009	$ 33.3	$ 22.7	$ 56.0
2010	29.2	21.1	50.3
2011	23.3	19.1	42.4
2012	18.1	16.4	34.5
2013	15.8	14.5	30.3
2014 and thereafter	102.0	86.3	188.3
	$ 221.7	180.1	$ 401.8
Less: Interest portion		(64.2)	
Obligations under capital leases		$ 115.9	

Asset Impairments—

During 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets.

During 2007, we recognized long-lived asset impairment charges of $15.1 million. Approximately $14.5 million of these charges related to the Digital Hospital. On June 1, 2007, we entered into an agreement with an investment fund sponsored by Trammell Crow Company ("Trammell Crow") pursuant to which Trammell Crow agreed to acquire our corporate campus for a purchase price of approximately $60 million, subject to certain adjustments. We wrote the Digital Hospital down by $14.5 million to its estimated fair value based on the estimated net proceeds we expected to receive from this sale. The agreement to sell our corporate campus to Trammell Crow was terminated on August 7, 2007, pursuant to an opt-out provision in the agreement, which Trammell Crow exercised.

During 2006, we recognized long-lived asset impairment charges of $9.7 million. Approximately $8.6 million of these charges related to the Digital Hospital and represented the excess of costs incurred during the construction of the Digital Hospital over the estimated fair value of the property, including the River Point facility, a 60,000 square foot office building which shares the construction site. The impairment of the Digital Hospital in 2006 was determined using a weighted-average fair value approach that considered an alternative use appraisal and other potential scenarios.

6. Goodwill and Other Intangible Assets:

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Other definite-lived intangibles consist primarily of certificates of need, licenses, noncompete agreements, and market access assets.

As discussed in Note 1, *Summary of Significant Accounting Policies*, we completed the acquisition of The Rehabilitation Hospital of South Jersey on July 31, 2008. As a result of this transaction, our *Goodwill* increased during the year ended December 31, 2008. We also completed two market consolidation transactions during 2008. As a result of all three transactions, our other intangible assets have increased.

The following table shows changes in the carrying amount of *Goodwill* for the years ended December 31, 2008, 2007, and 2006 (in millions):

	Amount
Goodwill as of December 31, 2005	$ 403.2
Acquisitions	0.4
Acquisition of equity interests in joint venture entities	3.4
Minority interest associated with conversion of consolidated facilities to equity method facilities	(0.9)
Goodwill as of December 31, 2006	406.1
	–
Goodwill as of December 31, 2007	406.1
Acquisition	8.6
Goodwill as of December 31, 2008	$ 414.7

We performed impairment reviews as required by FASB Statement No. 142 as of October 1, 2008, 2007, and 2006 and concluded that no goodwill impairment existed.

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
Certificates of need:			
2008	$ 5.8	$ (1.7)	$ 4.1
2007	2.7	(1.6)	1.1
Licenses:			
2008	$ 50.7	$ (35.0)	$ 15.7
2007	50.3	(32.5)	17.8
Noncompete agreements:			
2008	$ 17.0	$ (6.7)	$ 10.3
2007	11.8	(4.6)	7.2
Market access assets:			
2008	$ 13.2	$ (0.5)	$ 12.7
2007	–	–	–
Total intangible assets:			
2008	$ 86.7	$ (43.9)	$ 42.8
2007	64.8	(38.7)	26.1

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Amortization expense	$ 5.2	$ 4.3	$ 2.3

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense
2009	$ 7.1
2010	6.6
2011	6.2
2012	3.9
2013	3.8

7. Investments in and Advances to Nonconsolidated Affiliates:

Investments in and advances to nonconsolidated affiliates represent our investment in 16 partially owned subsidiaries, of which 11 are general or limited partnerships, limited liability companies, or joint ventures in which HealthSouth or one of our subsidiaries is a general or limited partner, managing member, member, or venturer, as applicable. We do not control these affiliates, but have the ability to exercise significant influence over the operating and financial policies of certain of these affiliates. Our ownership percentages in these affiliates range from 4% to 51%. We account for these investments using the cost and equity methods of accounting. Our investments consist of the following (in millions):

	As of December 31,	
	2008	2007
Equity method investments:		
Capital contributions	$ 10.2	$ 10.2
Cumulative share of income	73.3	62.7
Cumulative share of distributions	(50.4)	(39.5)
	33.1	33.4
Cost method investments:		
Capital contributions, net of distributions and impairments	3.6	9.3
Total investments in and advances to nonconsolidated affiliates	$ 36.7	$ 42.7

The following summarizes the combined assets, liabilities, and equity and the combined results of operations of our equity method affiliates (on a 100% basis, in millions):

	As of December 31,	
	2008	2007
Assets—		
Current	$ 19.1	$ 20.8
Noncurrent	72.8	68.0
Total assets	$ 91.9	$ 88.8
Liabilities and equity—		
Current liabilities	$ 5.9	$ 1.4
Noncurrent	7.7	8.5
Partners' capital and shareholders' equity—		
HealthSouth	33.1	33.4
Outside partners	45.2	45.5
Total liabilities and equity	$ 91.9	$ 88.8

Condensed statements of operations (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net operating revenues	$ 69.1	$ 65.6	$ 58.7
Operating expenses	(44.5)	(42.1)	(39.0)
Income from continuing operations	24.6	23.5	19.7
Net income	23.3	22.6	18.4

See Note 19, *Related Party Transactions*, for a discussion of our former investment in Source Medical Solutions, Inc. ("Source Medical").

8. Long-term Debt:

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2008	2007
Advances under $400 million revolving credit facility	$ 40.0	$ 75.0
Term Loan Facility	783.6	862.8
Bonds Payable—		
7.000% Senior Notes due 2008	–	5.0
10.750% Senior Subordinated Notes due 2008	–	30.3
8.500% Senior Notes due 2008	–	9.4
8.375% Senior Notes due 2011	0.3	0.3
7.625% Senior Notes due 2012	1.5	1.5
Floating Rate Senior Notes due 2014	366.0	375.0
10.75% Senior Notes due 2016	494.3	558.2
Notes payable to banks and others at interest rates from 7.9% to 12.9%	12.8	17.0
Capital lease obligations	115.9	108.2
	1,814.4	2,042.7
Less: Current portion	(24.8)	(68.3)
Long-term debt, net of current portion	$ 1,789.6	$ 1,974.4

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2009	$ 24.8	$ 24.8
2010	22.1	22.1
2011	21.2	21.2
2012	59.3	59.3
2013	761.0	761.0
Thereafter	932.3	926.0
Total	$ 1,820.7	$ 1,814.4

In total during 2008, we used approximately $254 million of cash to reduce our total debt outstanding. However, due to the addition of two capital leases for hospitals, our net total debt reduction approximated $228 million during 2008.

During the first quarter of 2008, we used drawings under our revolving credit facility to redeem approximately $5 million of our 10.75% Senior Notes due 2016, which carry a higher interest rate than borrowings under our Credit Agreement (as defined and discussed later in this note).

During April 2008, we reduced amounts outstanding on our revolving credit facility using the net proceeds from the sale of our corporate campus to Daniel, which was finalized on March 31, 2008, as discussed in Note 5, *Property and Equipment.*

During the second and third quarters of 2008, we used the net proceeds from our equity offering, as discussed in Note 10, *Shareholders' Deficit*, to reduce amounts outstanding on our Term Loan Facility by $39.8 million (including an approximate $2.2 million scheduled principal payment due at that time), to redeem $41.6 million of our 10.75% Senior Notes due 2016, and to redeem $9.0 million of our Floating Rate Senior Notes due 2014. The remainder of the net proceeds was used to reduce amounts outstanding under our revolving credit facility.

In October 2008, we received a total cash refund of approximately $46 million (including interest) attributable to our settlement with the Internal Revenue Service (the "IRS") for tax years 2000 through 2003, as discussed in Note 17, *Income Taxes.* We used approximately $33.0 million of this refund to reduce amounts outstanding under our Credit Agreement. Also in October 2008, we used the remainder of this income tax refund plus available cash to redeem approximately $18.8 million of our 10.75% Senior Notes due 2016.

As a result of the pre-payments and bond redemptions discussed above, we allocated a portion of the debt discounts and fees associated with this debt to the debt that was extinguished and expensed debt discounts and fees totaling approximately $3.6 million to *Loss on early extinguishment of debt* during the year ended December 31, 2008. Our *Loss on early extinguishment of debt* for the year ended December 31, 2008 also includes $2.3 million of net premiums associated with the redemption of the 10.75% Senior Notes due 2016 and Floating Rate Senior Notes due 2014.

As a result of the above pre-payments during 2008, the quarterly installments due on our Term Loan Facility were reduced from approximately $2.2 million as of December 2007 to approximately $2.0 million as of December 2008, with the balance payable upon the final maturity of the Term Loan Facility in 2013.

In addition to the pre-payments discussed above, we had scheduled bond maturities totaling $44.7 million, quarterly principal payments on the Term Loan Facility totaling $8.6 million (including the approximate $2.2 million payment discussed above relative to the receipt of proceeds from our equity offering in June 2008), and scheduled principal payments on capital leases during the year. Available cash, a portion of which resulted from the events described above, was used for these scheduled payments.

During February 2009, we used our federal income tax refund for tax years 1995 through 1999 (see Note 17, *Income Taxes*) along with available cash to reduce our Term Loan Facility by $24.5 million and amounts outstanding under our revolving credit facility to zero. We also intend to use the majority of the net cash proceeds from the UBS Settlement (see Note 20, *Settlements*) to pay down long-term debt.

As discussed in Note 16, *Assets Held for Sale and Results of Discontinued Operations*, during 2007, we divested our surgery centers, outpatient, and diagnostic divisions. Due to the requirements under our Credit Agreement to use the net proceeds from each divestiture to repay obligations outstanding under our Credit Agreement, and in accordance with the guidance in EITF Issue No. 87-24, "Allocation of Interest to Discontinued Operations," we allocated the interest expense on the debt that was required to be repaid as a result of the divestiture transactions to discontinued operations in all periods presented. The following table provides information regarding our total *Interest expense and amortization of debt discounts and fees* presented in our consolidated statements of operations for both continuing and discontinued operations (in millions):

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Continuing operations:			
Interest expense	$ 153.2	$ 222.0	$ 216.4
Amortization of debt discounts	0.6	0.6	1.4
Amortization of consent fees/bond issue costs	1.9	2.0	6.3
Amortization of loan fees	4.0	5.2	10.6
Total interest expense and amortization of debt discounts and fees for continuing operations	159.7	229.8	234.7
Interest expense for discontinued operations	1.7	45.5	103.0
Total interest expense and amortization of debt discounts and fees	$ 161.4	$ 275.3	$ 337.7

Our interest payments increase or decrease in accordance with changes in interest rates. However, the vast majority of our variable interest payments will be offset by net settlement payments or receipts on our $1.1 billion interest rate swap described below. Net settlement payments or receipts on this swap are included in the line item *Loss on interest rate swap* in our consolidated statements of operations.

Recapitalization Transactions—

On March 10, 2006, we completed the last of a series of recapitalization transactions (the "Recapitalization Transactions") enabling us to prepay substantially all of our prior indebtedness and replace it with approximately $3 billion of new long-term debt. The Recapitalization Transactions included (1) entering into credit facilities that provide for credit of up to $2.55 billion of senior secured financing, (2) entering into an interim loan agreement that provided us with $1.0 billion of senior unsecured financing (paid off in June 2006 with the proceeds from our private offering of $1.0 billion of senior notes discussed below), (3) completing a $400 million offering of convertible perpetual preferred stock, (4) completing cash tender offers to purchase substantially all $2.03 billion of our previously outstanding senior notes and $319 million of our previously outstanding senior subordinated notes and consent solicitations with respect to proposed amendments to the indentures governing each outstanding series of notes, and (5) prepaying and terminating our 10.375% Senior Subordinated Credit Agreement, our Amended and Restated Credit Agreement, and our Term Loan Agreement. In order to complete the Recapitalization Transactions, we also entered into consents, amendments, and waivers to our Amended and Restated Credit Agreement, $200 million Term Loan Agreement, and $355 million 10.375% Senior Subordinated Credit Agreement (all as defined later in this note).

We used a portion of the proceeds of the loans under the new senior secured credit facilities, the proceeds of the interim loan, and the proceeds of the $400 million offering of convertible perpetual preferred stock, along with cash on hand and cash obtained from liquidation of available-for-sale marketable securities, to prepay substantially all of our prior indebtedness and to pay fees and expenses related to such prepayment and the Recapitalization Transactions. The remainder of the proceeds and availability under the senior secured credit facilities are being used for general corporate purposes. In addition, the letters of credit issued under the revolving letter of credit subfacility and the synthetic letter of credit facility are being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

As a result of the Recapitalization Transactions, we recorded an approximate $361.1 million *Loss on early extinguishment of debt* in the first quarter of 2006.

Offers to Purchase and Consent Solicitations—

On February 2, 2006, we announced we were offering to purchase, and soliciting consents seeking approval of proposed amendments to the indentures governing our 7.375% Senior Notes due 2006, 7.000% Senior Notes due 2008, 8.500% Senior Notes due 2008, 8.375% Senior Notes due 2011, 7.625% Senior Notes due 2012, and our 10.750% Senior Subordinated Notes due 2008 (collectively, the "Notes"). On February 15, 2006, we announced that a majority in principal amount of the holders of our Notes had delivered consents under the indentures governing these Notes, thereby approving proposed amendments to the indentures.

Consents, Amendments, and Waivers—

On February 15, 2006, we entered into a consent and waiver (the "Consent") to our 10.375% Senior Subordinated Credit Agreement. Pursuant to the terms of the Consent, the lenders consented to the prepayment of all outstanding loans in full (together with all accrued and unpaid interest) on or prior to March 20, 2006 and waived certain provisions of the 10.375% Senior Subordinated Credit Agreement to the extent such provisions prohibited such prepayment. In connection with the Consent, we paid to each lender a prepayment premium equal to 15.0% of the principal amount of such lender's loans.

Also on February 15, 2006, we entered into an amendment and waiver (the "Amendment") to our Term Loan Agreement. Pursuant to the terms of the Amendment, the lenders amended certain provisions of the Term Loan Agreement to the extent such provisions prohibited a prepayment of the loans thereunder prior to June 15, 2006. In connection with the Amendment, we paid a consent fee equal to 1.0% of the principal amount of such lender's loans. We also paid a prepayment fee equal to 2.0% of the aggregate principal amount of the prepayment.

On February 22, 2006, we entered into an amendment and waiver (the "Waiver") to our Amended and Restated Credit Agreement. Pursuant to the terms of the Waiver, the lenders waived, in the event the recapitalization did not occur substantially simultaneously with the issuance of the convertible preferred stock, certain provisions of the Amended and Restated Credit Agreement to the extent required to permit us to apply 100% of the net proceeds of the issuance of the *Convertible perpetual preferred stock* to the prepayment or repayment of other existing indebtedness. In connection with the Waiver, we paid to each lender executing the Waiver a waiver fee equal to 0.05% of the principal amount of such lender's loans.

Senior Credit Facility—

On March 10, 2006, we entered into a credit agreement (the "Credit Agreement") with a consortium of financial institutions (collectively, the "Lenders"). The Credit Agreement provides for credit of up to $2.55 billion of senior secured financing. The $2.55 billion available under the Credit Agreement includes (1) a six-year $400 million revolving credit facility (the "Revolving Loans"), with a revolving letter of credit subfacility and swingline loan subfacility, (2) a six-year $100 million synthetic letter of credit facility, and (3) a seven-year $2.05 billion term loan facility (the "Term Loan Facility"). The Term Loan Facility originally amortized in quarterly installments, commencing with the quarter ended on September 30, 2006, equal to 0.25% of the original principal amount thereof, with the balance payable upon the final maturity. However, due to prepayments on the Term Loan Facility during 2008 and 2007, our quarterly payments are now lower.

Loans under the Credit Agreement bear interest at a rate of, at our option, (1) LIBOR, adjusted for statutory reserve requirements ("Adjusted LIBOR") or (2) the higher of (a) the federal funds rate plus 0.5% and (b) JPMorgan Chase Bank, N.A.'s ("JPMorgan") prime rate, in each case, plus an applicable margin that varies depending upon our leverage ratio and corporate credit rating. We are also subject to a commitment fee of 0.5% per annum on the daily amount of the unutilized commitments under the Revolving Loans. On March 12, 2007, we amended our existing Credit Agreement to lower the applicable margin and modify certain other covenants. The amendment and related supplement reduced the interest rate on our Term Loan Facility to LIBOR plus 2.5% (formerly LIBOR plus 3.25%), as well as reduced the applicable participation rate on the $100 million synthetic letter of credit facility to

2.5% (formerly 3.25%). The amendment also gave us the appropriate approvals required for our divestiture activities (see Note 16, *Assets Held for Sale and Results of Discontinued Operations*).

Our interest rate under the Revolving Loans was 4.2% and 8.1% at December 31, 2008 and 2007, respectively. Our interest rate under the Term Loan Facility was 4.7% and 7.7% at December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, approximately $40.0 million and $75.0 million, respectively, was drawn in Revolving Loans, excluding approximately $52.7 million and $21.5 million, respectively, utilized under the revolving letter of credit subfacility. Approximately $33.6 million of these letters of credit relate to our court-required security for the judgment against us in the New York action (see Note 20, *Settlements*). This judgment will be dismissed as part of our settlement with certain UBS entities. As a result, our letters of credit outstanding will be reduced in the first quarter of 2009. Approximately $100.0 million and $99.9 million were utilized under the synthetic letter of credit facility as of December 31, 2008 and 2007, respectively.

Pursuant to a Collateral and Guarantee Agreement (the "Collateral and Guarantee Agreement"), dated as of March 10, 2006, between us, our subsidiaries defined therein (collectively, the "Subsidiary Guarantors") and JPMorgan, our obligations under the Credit Agreement are (1) secured by substantially all of our assets and the assets of the Subsidiary Guarantors and (2) guaranteed by the Subsidiary Guarantors. In addition to the Collateral and Guarantee Agreement, we and the Subsidiary Guarantors entered into mortgages with respect to certain of our material real property (excluding real property subject to preexisting liens and/or mortgages) in connection with the Credit Agreement. Our obligations under the Credit Agreement are secured by the real property subject to such mortgages.

The Credit Agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio that changes over time.

Interest Rate Swaps—

<u>$1.1 Billion Interest Rate Swap</u>

Under the Credit Agreement, we are required to enter into and maintain, for a period of at least three years after the effective date of the Credit Agreement, one or more swap agreements to effectively convert at least 50% of our consolidated total indebtedness (as defined in the Credit Agreement) to fixed rates. Therefore, on March 23, 2006, we entered into an interest rate swap.

The notional amount of this interest rate swap is subject to adjustment in accordance with an amortization schedule that correlates to required and expected payments under the Credit Agreement. As of December 31, 2008, the notional amount of this interest rate swap was $1.121 billion, and it is scheduled to be reduced to $1.056 billion in March 2009.

We pay a fixed rate of 5.2% under this swap agreement. Net settlements commenced on June 10, 2006 and are made quarterly on each March 10, June 10, September 10, and December 10. The counterparties pay a floating rate based on 3-month LIBOR, which was 2.2% and 5.1% at December 10, 2008 and 2007, which was the most recent interest rate set date at each respective year end. The termination date of this swap is March 10, 2011.

We entered into this swap based on the requirements under our Credit Agreement to effectively convert the floating rate of the Credit Agreement to the fixed rate of the swap in an effort to limit our exposure to variability in interest payments caused by changes in LIBOR. As of December 31, 2008, we had not designated the relationship between the Credit Agreement and interest rate swap as a hedge under FASB Statement No. 133. Therefore, changes in the fair value of the interest rate swap during the years ended December 31, 2008, 2007, and 2006 have been included in current-period earnings as *Loss on interest rate swap*. The fair market value of the swap as of December 31, 2008 and 2007 was approximately ($78.2) million and ($43.2) million, respectively, and is included in *Other current liabilities* in our consolidated balance sheets. During the year ended December 31, 2008, we made net cash settlement payments of approximately $20.7 million to our counterparties. During the year ended December 31, 2007, we received net cash settlements of approximately $3.2 million from our counterparties. During the year ended December 31, 2006, we made net cash settlement payments of approximately $0.6 million to our counterparties.

$100 Million Forward-Starting Interest Rate Swap

In December 2008, we entered into a $100 million forward-starting interest rate swap as a cash flow hedge of future interest payments on our Term Loan Facility. Under this swap agreement, we pay a fixed rate of 2.6% while the counterparty pays a floating rate based on 3-month LIBOR. Net settlements will commence on June 10, 2011. The termination date of this swap is December 12, 2012.

As discussed in Note 1, *Summary of Significant Accounting Policies*, this interest rate swap is designated as a cash flow hedge under the guidance in FASB Statement No. 133. Therefore, the effective portion of changes in the fair value of this cash flow hedge is deferred as a component of other comprehensive income and is reclassified into earnings as part of interest expense in the same period in which the forecasted transaction impacts earnings. The fair market value of this swap as of December 31, 2008 was approximately ($0.2) million and is included in *Other current liabilities* in our consolidated balance sheet.

Private Offering of $1.0 Billion of Senior Notes—

On June 14, 2006, we completed a private offering of $1.0 billion aggregate principal amount of senior notes, which included $375.0 million in aggregate principal amount of floating rate senior notes due 2014 (the "Floating Rate Notes") at par and $625.0 million aggregate principal amount of 10.75% senior notes due 2016 (the "2016 Notes") at 98.505% of par (collectively, the "Senior Notes"). At the time we completed the offering and sale of the Senior Notes, they were not registered under the Securities Act of 1933, as amended (the "Securities Act"). See "Registration Rights Agreement" section of this note.

The Senior Notes were issued pursuant to separate indentures dated June 14, 2006 (each an "indenture" and together, the "Indentures") among HealthSouth, the Subsidiary Guarantors (as defined in the Indentures), and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). Pursuant to the terms of the Indentures, the Senior Notes are senior unsecured obligations of HealthSouth and will rank equally with our senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness. Our obligations under the Senior Notes are jointly and severally guaranteed by all of our existing and future subsidiaries that guarantee (1) borrowings under our Credit Agreement or (2) certain of our debt.

We used the net proceeds from the private offering of the Senior Notes, along with cash on hand, to repay all borrowings outstanding under our then-outstanding interim loan agreement.

Interest payments on the Senior Notes commenced on December 15, 2006 and is payable in arrears on June 15 and December 15 of each year. We pay interest on overdue principal at the rate of 1.0% per annum in excess of the applicable rates described below and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Floating Rate Notes—

The Floating Rate Notes mature on June 15, 2014 and bear interest at a per annum rate, reset semiannually, of LIBOR plus 6.0%, as determined by the calculation agent, which is initially the Trustee. Our interest rate as of December 31, 2008 and 2007 was 8.3% and 10.8%, respectively.

On or after June 15, 2009, we will be entitled, at our option, to redeem all or a portion of the Floating Rate Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, plus accrued interest to the redemption date, if redeemed during the twelve-month period commencing on June 15 of the years set forth below:

Period	Redemption Price*
2009	103.0%
2010	102.0%
2011	101.0%
2012 and thereafter	100.0%

* Expressed in percentage of principal amount

Prior to June 15, 2009, we are entitled, at our option, to redeem Floating Rate Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Floating Rate Notes issued at a redemption price of 100%, plus a premium equal to the interest rate per annum on the Floating Rate Notes, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from certain equity offerings, provided however, that at least 65% of such aggregate principal amount of the Floating Rate Notes remains outstanding after giving effect to such redemption and each such redemption occurs within 90 days after the date of the related equity offering.

2016 Notes—

The 2016 Notes mature on June 15, 2016 and bear interest at a per annum rate of 10.75%.

On or after June 15, 2011, we will be entitled, at our option, to redeem all or a portion of the 2016 Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, plus accrued interest to the redemption date (subject to the right of holders of the 2016 Notes of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on June 15 of the years set forth below:

Period	Redemption Price*
2011	105.375%
2012	103.583%
2013	101.792%
2014 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to June 15, 2009, we are entitled, at our option, to redeem 2016 Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the 2016 Notes issued at a redemption price of 110.75%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from certain equity offerings, provided however, that at least 65% of the aggregate principal amount of 2016 Notes remains outstanding after giving effect to such redemption and each such redemption occurs within 90 days after the date of the related equity offering.

Floating Rate Notes and 2016 Notes—

Notwithstanding the foregoing, prior to June 15, 2009 (in the case of the Floating Rate Notes) and June 15, 2011 (in the case of the 2016 Notes), we are entitled, at our option, to redeem all, but not less than all, of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes plus a premium, and accrued and unpaid interest. The premium is equal to the greater of (1) 1.0% of the principal amount of the Senior Notes and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of such Senior Notes on June 15, 2009 (in the case of the Floating Rate Notes) or June 15, 2011 (in the case of the 2016 Notes), plus (ii) all required remaining scheduled interest payments due on such Senior Notes through June 15, 2009 (in the case of the

Floating Rate Notes) or June 15, 2011 (in the case of the 2016 Notes), computed using a discount rate equal to the applicable Adjusted Treasury Rate (as defined in the documents governing the Senior Notes), over (b) the principal amount of such Senior Notes on such redemption date.

Repurchase Upon a Change of Control—

Upon the occurrence of a change in control (as defined in the Indentures), each holder of the Senior Notes may require us to repurchase all or a portion of the Senior Notes in cash at a price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest. However, subject to certain exceptions, our Credit Agreement limits our ability to repurchase the Senior Notes prior to their maturity.

Covenants—

The Senior Notes contain covenants that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into transactions with affiliates, (5) incur liens, (6) pay dividends or make payments to us and our restricted subsidiaries, (7) enter into sale leaseback transactions, (8) merge or consolidate with another person, and (9) dispose of all or substantially all of our assets. The Indentures provide for events of default (subject in certain cases to grace and cure periods), which include nonpayment, breach of covenants in the Indentures, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Senior Notes of a series may declare the principal of and accrued but unpaid interest on all the Senior Notes of such series to be due and payable.

Registration Rights Agreement—

In connection with the offering of the Senior Notes, on March 30, 2007, we filed a registration statement with the SEC with respect to a registered offer to exchange each series of the Senior Notes for new notes having terms substantially identical in all material respects to such series of Senior Notes and to register the corresponding guarantees. The new notes will generally be freely transferable under the Securities Act. In addition, we have agreed under certain circumstances to file one or more shelf registration statements to cover resales of the Senior Notes and to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within a specified period of time and keep effective the shelf registration statement until two years after its effective date (subject to certain exceptions).

If we fail to satisfy these obligations, we will be required to pay additional interest to the holders of the Senior Notes. The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest on regular interest payment dates.

Bonds Payable—

7.000% Senior Notes—

On June 22, 1998, we issued $250 million in 7.000% Senior Notes due 2008 (the "7.000% Senior Notes"). Due to discounts and financing costs, the effective interest rate on the 7.000% Senior Notes was 7.0%. Interest was payable on June 15 and December 15 of each year. The 7.000% Senior Notes were unsecured and unsubordinated. We used the net proceeds from the issuance of the 7.000% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities. The 7.000% Senior Notes matured on June 15, 2008, and we used available cash to repay these bonds. See "Recapitalization Transactions" section previously discussed in this note.

10.750% Senior Subordinated Notes—

On September 25, 2000, we issued $350 million in 10.750% Senior Subordinated Notes due 2008 (the "10.750% Senior Notes"). Due to discounts and financing costs, the effective interest rate on the 10.750% Senior Notes was 10.75%. Interest was payable on April 1 and October 1 of each year. The 10.750% Senior Notes were senior subordinated obligations of HealthSouth and also were effectively subordinated to all existing and future liabilities of our subsidiaries and partnerships. We used the net proceeds from the issuance of the 10.750% Senior Notes to redeem our then-outstanding 9.500% Notes due 2001 and to pay down indebtedness outstanding under our then-existing credit facilities. The 10.750% Senior Notes matured on October 1, 2008, and we used available cash to repay these bonds. See "Recapitalization Transactions" section previously discussed in this note.

8.500% Senior Notes—

On February 1, 2001, we issued $375 million in 8.500% Senior Notes due 2008 (the "8.500% Senior Notes"). Due to discounts and financing costs, the effective interest rate on the 8.500% Senior Notes was 8.5%. Interest was payable on February 1 and August 1 of each year. The 8.500% Senior Notes were unsecured and unsubordinated. We used the net proceeds from the issuance of the 8.500% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities. The 8.500% Senior Notes matured on February 1, 2008, and we used available cash to repay these bonds. See "Recapitalization Transactions" section previously discussed in this note.

8.375% Senior Notes—

On September 28, 2001, we issued $400 million in 8.375% Senior Notes due 2011 (the "8.375% Senior Notes"). Due to discounts and financing costs, the effective interest rate on the 8.375% Senior Notes is 8.4%. Interest is payable on April 1 and October 1 of each year. The 8.375% Senior Notes are unsecured and unsubordinated. We used the net proceeds from the issuance of the 8.375% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities. The 8.375% Senior Notes mature on October 1, 2011. We may redeem the 8.375% Senior Notes, in whole or in part, at our option, and at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any applicable premium plus accrued interest. Each holder of the 8.375% Senior Notes had the right to require us to purchase all outstanding notes held by such holder on January 2, 2009 for a purchase price equal to 100% of the principal amount of such notes, plus accrued interest. No holders exercised this right. See "Recapitalization Transactions" section previously discussed in this note.

7.625% Senior Notes—

On May 17, 2002, we issued $1 billion in 7.625% Senior Notes due 2012 at 99.3% of par value (the "7.625% Senior Notes"). Due to discounts and financing costs, the effective interest rate on the 7.625% Senior Notes is 7.6%. Interest is payable on June 1 and December 1 of each year. The 7.625% Senior Notes are unsecured and unsubordinated. We used the net proceeds from the issuance of the 7.625% Senior Notes to pay down indebtedness outstanding under our credit facilities and for other corporate purposes. The 7.625% Senior Notes mature on June 1, 2012. We may redeem the 7.625% Senior Notes, in whole or in part, at our option, and at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any applicable premium plus accrued interest. Each holder of the 7.625% Senior Notes had the right to require us to purchase all outstanding notes held by such holder on January 2, 2009 for a purchase price equal to 100% of the principal amount of such notes, plus accrued interest. No holders exercised this right. See "Recapitalization Transactions" section previously discussed in this note.

Notes Payable to Banks and Others—

We have two notes payable agreements outstanding. One agreement was assumed in an acquisition and the other was used to purchase real estate. The terms on these notes vary by agreement, but range in length from 180 to 300 months. The agreements have fixed interest rates ranging from 7.9% to 12.9%. The note used to purchase real estate is collateralized by the applicable real estate.

One of these agreements is subject to certain financial, positive, and negative covenants. As of December 31, 2008 and 2007, we were in compliance with all such covenants.

Capital Lease Obligations—

We engage in a significant number of leasing transactions including real estate, medical equipment, computer equipment, and other equipment utilized in operations. Certain leases that meet the lease capitalization criteria in accordance with FASB Statement No. 13 have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally ranged from 6.6% to 12.2% based on our incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease and with a variety of both small and large real estate owners.

9. Convertible Perpetual Preferred Stock:

On March 7, 2006, we completed the sale of 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock has an initial liquidation preference of $1,000 per share of Series A Preferred Stock, which is contingently subject to accretion. Holders of Series A Preferred Stock are entitled to receive, when and if declared by our board of directors, cash dividends at the rate of 6.50% per annum on the accreted liquidation preference per share, payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, commencing on July 15, 2006. Dividends on Series A Preferred Stock are cumulative. If we are prohibited by the terms of our credit facilities, debt indentures, or other debt instruments from paying cash dividends on the Series A Preferred Stock, we may pay dividends in shares of our common stock, or a combination of cash and shares of our common stock. Shares of our common stock delivered as dividends will be valued at 95% of their market value. Unpaid dividends will accrete at an annual rate of 8.0% per year for the relevant dividend period and will be reflected as an accretion to the liquidation preference of the Series A Preferred Stock. Each holder of Series A Preferred Stock has one vote for each share held by the holder on all matters voted upon by the holders of our common stock.

The Series A Preferred Stock is convertible, at the option of the holder, at any time into shares of our common stock at an initial conversion price of $30.50 per share, which is equal to an initial conversion rate of approximately 32.7869 shares of common stock per share of Series A Preferred Stock, subject to specified adjustments. On or after July 20, 2011, we may cause the shares of Series A Preferred Stock to be automatically converted into shares of our common stock at the conversion rate then in effect if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the notice of forced conversion exceeds 150% of the conversion price of the Series A Preferred Stock. If we are subject to a fundamental change, as defined in the Certificate of Designation of the Series A Preferred Stock, each holder of shares of Series A Preferred Stock has the right, subject to certain limitations, to require us to purchase with cash any or all of its shares of Series A Preferred Stock at a purchase price equal to 100% of the accreted liquidation preference, plus any accrued and unpaid dividends to the date of purchase. In addition, if holders of the Series A Preferred Stock elect to convert shares of Series A Preferred Stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate for such shares of Series A Preferred Stock. As redemption of the Series A Preferred Stock is contingent upon the occurrence of a fundamental change, and since we do not deem a fundamental change probable of occurring, accretion of our *Convertible perpetual preferred stock* is not necessary.

The Series A Preferred Stock is, with respect to dividend rights and rights upon liquidation, winding-up, or dissolution: (1) senior to all classes of our common stock; (2) on a parity with any class of capital stock or series of preferred stock established after the original issue date of the Series A Preferred Stock; (3) junior to each class of capital stock or series of preferred stock established after the original issue date of the Series A Preferred Stock when the terms of such issuance expressly provide that it will rank senior to the Series A Preferred Stock; and (4) junior to all our existing and future debt obligations and other liabilities, including claims of trade creditors.

On March 30, 2007, we filed a shelf registration statement registering the Series A Preferred Stock and the common stock issuable upon conversion of the Series A Preferred Stock. We are required to use our reasonable best efforts to cause such registration statement to remain effective until the earliest of two years following the date of issuance of the Series A Preferred Stock, the sale of all Series A Preferred Stock and common stock issuable upon the conversion of the Series A Preferred Stock under such registration statement and the date on which all Series A Preferred Stock and common stock issuable upon the conversion of the Series A Preferred Stock cease to be outstanding or have been resold pursuant to Rule 144 under the Securities Act. If we fail to comply with the foregoing requirements, we will pay additional dividends to all holders of Series A Preferred Stock equal to the applicable dividend rate or accretion rate for the relevant period plus (1) 0.25% per annum for the first 90 days after such registration default and (2) thereafter, 0.50% per annum.

During the years ended December 31, 2008, 2007, and 2006, we declared $26.0 million, $26.0 million, and $22.2 million, respectively, in dividends on our Series A Preferred Stock. As of December 31, 2008 and 2007, accrued dividends of approximately $6.5 million were included in *Other current liabilities* on our balance sheets. These accrued dividends were paid in January 2009 and 2008, respectively.

10. Shareholders' Deficit:

Equity Offering—

On June 27, 2008, HealthSouth finalized the issuance and sale of 8.8 million shares of its common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million. The Company used the net proceeds of the offering primarily for redemption and repayment of short-term and long-term borrowings. See Note 2, *Liquidity*, and Note 8, *Long-term Debt*, for additional information regarding use of the net proceeds.

Retirement of Scrushy Shares—

In November 2006, we received 723,921 shares of our common stock with a market value of approximately $14.8 million from Mr. Scrushy in partial payment for a summary judgment against Mr. Scrushy on a claim for the restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. On November 1, 2007, our board of directors approved the retirement of these shares.

Common Stock Warrants—

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. Each warrant has a term of ten years from the date of issuance and an exercise price of $32.50 per share.

11. Guarantees:

Primarily in conjunction with the sale of certain facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007, HealthSouth assigned, or remained as a guarantor on, the leases of certain properties and equipment to certain purchasers and, as a condition of the lease, agreed to act as a guarantor of the purchaser's performance on the lease. HealthSouth also remained as a guarantor to certain purchase and servicing contracts that were assigned to the buyer of our diagnostic division in connection with the sale. Should the purchaser fail to pay the obligations due on these leases or contracts, the lessor or vendor would have contractual recourse against us.

As of December 31, 2008, we were secondarily liable for 121 such guarantees. The remaining terms of these guarantees ranged from one month to 126 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $73.5 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any.

These guarantees are not secured by any assets under the agreements. As of December 31, 2008, we have been required to perform under one such guarantee. Amounts paid under this guarantee were not material to our financial position, results of operations, or cash flows.

12. Comprehensive Income (Loss):

Accumulated other comprehensive loss, net of income tax effect, consists of the following (in millions):

	As of December 31,	
	2008	2007
Foreign currency translation adjustment	$ –	$ (0.7)
Unrealized loss on available-for-sale securities	(3.0)	(0.1)
Unrealized loss on interest rate swap	(0.2)	–
Total	$ (3.2)	$ (0.8)

A summary of the components of other comprehensive income (loss) is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net change in foreign currency translation adjustment	$ 0.7	$ 0.1	$ 0.1
Net change in unrealized (loss) gain on available-for-sale securities:			
Unrealized net holding (loss) gain arising during the year	(1.5)	1.3	3.8
Reclassification adjustment for losses included in net income (loss)	(1.4)	(3.8)	–
Net change in unrealized loss on interest rate swap	(0.2)	–	–
Net other comprehensive income (loss) adjustments, before income tax expense	(2.4)	(2.4)	3.9
Income tax expense	–	–	(1.4)
Net other comprehensive income (loss) adjustments	$ (2.4)	$ (2.4)	$ 2.5

13. Fair Value of Financial Instruments:

The following table presents the carrying amounts and estimated fair values of our financial instruments that are classified as long-term in our consolidated balance sheets (in millions). The carrying value equals fair value for our financial instruments that are classified as current in our consolidated balance sheets. The carrying amounts of a portion of our long-term debt approximate fair value due to various characteristics of those issues including short-term maturities, call features, and rates that are reflective of current market rates. For our long-term debt without such characteristics, we determined the fair market value by using quoted market prices, when available, or discounted cash flows to calculate their fair values.

	As of December 31, 2008		As of December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Interest rate swap agreements:				
March 2006 trading swap	$ (78.2)	$ (78.2)	$ (43.2)	$ (43.2)
December 2008 forward-starting swap	(0.2)	(0.2)	–	–
Long-term debt:				
Advances under $400 million revolving credit facility	40.0	28.4	75.0	71.3
Term Loan Facility	783.6	597.5	862.8	821.8
7.000% Senior Notes due 2008	–	–	5.0	5.0
10.750% Senior Subordinated Notes due 2008	–	–	30.3	30.3
8.500% Senior Notes due 2008	–	–	9.4	9.4
8.375% Senior Notes due 2011	0.3	0.3	0.3	0.3
7.625% Senior Notes due 2012	1.5	1.5	1.5	1.5
Floating Rate Senior Notes due 2014	366.0	292.1	375.0	384.6
10.75% Senior Notes due 2016	494.3	459.0	558.2	578.1
Notes payable to banks and others	12.8	12.8	17.0	17.0
Financial commitments:				
Letters of credit	–	152.7	–	121.4

14. Stock-Based Compensation:

Employee Stock-Based Compensation Plans—

As of December 31, 2008, we had outstanding options from the 1995, 1997, 1999, and 2002 Stock Option Plans (collectively, the "Option Plans"). The Option Plans are designed to align employee and executive interests to those of our stockholders. Under the Option Plans, officers and employees are given the right to purchase shares of HealthSouth common stock at a fixed grant price determined on the day the options are granted. The Option Plans provide for the granting of both incentive stock options and nonqualified stock options. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally are at the discretion of the Compensation Committee of the Board of Directors; however, no options are exercisable beyond approximately ten years from the date of grant, and granted options vest over the awards' requisite service periods, which can be up to five years depending on the type of award granted. As of December 31, 2008, 1,198,200 shares had not been awarded and were available for future grants out of the 2002 Stock Options Plan, although the Company does not intend to issue any additional shares from this plan with the approval of the 2008 Equity Incentive Plan discussed below.

Prior to May 2008, the 1998 Restricted Stock Plan was available only for the issuance of restricted stock to members of our senior management. The 1998 Restricted Stock Plan expired in May 2008. Therefore, no shares are available for future grants out of the 1998 Restricted Stock Plan.

The Key Executive Incentive Program and the 2005 Equity Incentive Plan allow grants of non-qualified stock options, restricted stock, or other stock-based awards. Both of these plans expired in 2008. Therefore, no shares are available for future grants out of the Key Executive Incentive Program or the 2005 Equity Incentive Plan.

The 2008 Equity Incentive Plan was approved by our board of directors and our stockholders in the first half of 2008. The number of shares of stock reserved and available for grant under this plan is six million shares. The 2008 Equity Incentive Plan provides for grants of nonqualified stock options or incentive stock options, restricted stock, stock appreciation rights, performance shares or performance units, dividend equivalents, restricted stock units, or other stock-based awards.

Restricted Stock—

We have issued restricted common stock under the 1998 Restricted Stock Plan (which expired in May 2008, as discussed above), 2005 Equity Incentive Plan, and Key Executive Incentive Program to senior management of HealthSouth. The terms of the plans above make available up to 5,188,286 shares of common stock to be granted beginning in 1998 through 2008. However, as noted above, no shares were available for grant as of December 31, 2008. Generally, restricted stock awards made under these plans vest over a one-year or three-year requisite service period.

For awards with a service and/or performance requirement, the fair value of the award is determined by the closing price of our common stock on the grant date. For awards with a market condition, the fair value of the awards is determined using a lattice model.

Historically, restricted stock awards contained only a service requirement. However, in 2007, we issued restricted common stock with vesting requirements that included a market condition and a service condition. The restricted stock awards granted in 2008 included service-based awards, performance-based awards (that also included a service requirement), and market condition awards (that also included a service requirement).

A summary of our issued restricted stock awards from the 1998 Restricted Stock Plan and the 2005 Equity Incentive Plan is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2007	321	$ 21.06
Granted	390	16.34
Vested	(126)	19.07
Forfeited	(28)	16.27
Nonvested shares at December 31, 2008	557	17.27

The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2007 and 2006 was $19.65 and $26.29 per share, respectively. Unrecognized compensation expense related to unvested shares was $4.3 million at December 31, 2008. We expect to recognize this expense over the next 26 months.

Approximately $1.3 million of previously recognized compensation expense for granted shares was reversed in 2007 and classified as a component of the gain or loss on the sale of our surgery centers, outpatient, or diagnostic divisions, as applicable.

Compensation expense for performance-based and market condition awards is based on the fair values of the awards expected to vest based on performance measures and is recognized over the performance period. The compensation expense recognized for these awards for the year ended December 31, 2008 approximated $2.2 million. As of December 31, 2008, unrecognized compensation expense related to the performance-based and market condition awards approximated $5.3 million, which we expect to recognize over the next 24 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

In November 2005, we also issued restricted common stock to our key executives under the Key Executive Incentive Program. Total issued grants consisted of 115,548 shares of restricted stock. The weighted-average fair value of the restricted shares was $19.35 per share, and the shares are subject to a three-year requisite service period with 25% of the shares vesting on January 1, 2007, 25% of the shares vesting on January 1, 2008, and 50% of the shares vesting on January 1, 2009. A summary of our restricted share awards from the Key Executive Incentive Program is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2007	27	$ 19.35
Granted	–	–
Vested	(9)	19.35
Forfeited	–	–
Nonvested shares at December 31, 2008	18	19.35

Unrecognized compensation expense related to the unvested shares was less than $0.1 million at December 31, 2008. We expect to recognize this expense in the first quarter of 2009.

During 2007, we reversed approximately $0.4 million of previously recognized compensation expense for granted shares with the resulting income classified as a component of the gain or loss on the sale of our surgery centers, outpatient, or diagnostic divisions, as applicable.

We recognized compensation expense under the 1998 Restricted Stock Plan, 2005 Equity Incentive Plan, and Key Executive Incentive Program, which is included in *Salaries and benefits* in the accompanying consolidated statements of operations, as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Compensation expense:			
1998 Restricted Stock Plan and 2005 Equity Incentive Plan	$ 5.8	$ 1.9	$ 1.6
Key Executive Incentive Program	0.1	0.2	0.9
	$ 5.9	$ 2.1	$ 2.5

Stock Options—

The fair values of the options granted during the years ended December 31, 2008, 2007, and 2006 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,		
	2008	2007	2006
Expected volatility	39.5%	42.0%	46.4%
Risk-free interest rate	3.2%	4.5%	4.6%
Expected life (years)	6.4	4.6	4.6
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We do not pay a dividend, and we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity. Under the Black-Scholes option-pricing model, the weighted-average fair value per share of employee stock options granted during the years ended December 31, 2008, 2007, and 2006 was $7.22, $9.46, and $11.71, respectively.

A summary of our stock option activity and related information is as follows (in thousands, except price per share and remaining life):

	Shares	Weighted-Average Exercise Price	Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2007	2,413	$ 27.40		
Granted	326	16.27		
Exercised	(2)	16.00		
Forfeitures	(104)	23.99		
Expirations	(281)	32.13		
Outstanding, December 31, 2008	2,352	25.46	6.8	$ –
Exercisable, December 31, 2008	1,468	28.06	5.9	–

We recognized approximately $5.0 million, $7.7 million, and $12.1 million of compensation expense related to our stock options for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008, there was $3.5 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 16 months.

Non-Employee Stock-Based Compensation Plans—

We maintain the 2004 Director Incentive Plan, as amended and restated, to provide incentives to our non-employee members of our board of directors. Up to 400,000 shares may be granted pursuant to the 2004 Director Incentive Plan through the award of shares of unrestricted common stock, restricted shares of common stock ("restricted stock"), and/or through the award of a right to receive shares of common stock ("RSUs"). Restricted awards are subject to a three-year graded vesting period, while the RSUs are fully vested when awarded.

A summary of our restricted share awards activity from the 2004 Director Incentive Plan is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2007	4	$ 30.90
Granted	–	–
Vested	(4)	30.90
Forfeited	–	–
Nonvested shares at December 31, 2008	–	–

During the years ended December 31, 2008 and 2007, we issued 49,788 and 35,528, respectively, RSUs with a fair value of $16.27 and $22.80, respectively, per unit. These RSUs were fully vested on the grant date. Therefore, we recognized approximately $0.8 million of compensation expense upon their issuance in 2008 and 2007, respectively. As of December 31, 2008, 112,436 RSUs were still outstanding.

As of December 31, 2008, no shares were available for future grants under the 2004 Director Incentive Plan. There was no unrecognized compensation related to unvested shares as of December 31, 2008 and 2007.

We recognized compensation expense under the 2004 Director Incentive Plan and other individual restricted stock agreements, which is included in *Salaries and benefits* in the accompanying consolidated statements of operations, as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
2004 Director Incentive Plan and other individual agreements	$ 0.8	$ 0.8	$ 0.9

15. Employee Benefit Plans:

Substantially all HealthSouth employees are eligible to enroll in HealthSouth sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2008, 2007, and 2006, costs associated with these plans, net of amounts paid by employees, approximated $62.8 million, $57.4 million, and $52.2 million, respectively.

The HealthSouth Retirement Investment Plan is a qualified 401(k) savings plan. The plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the IRS. During 2007 and 2006, HealthSouth's employer matching contribution was 50% of the first 4% of each participant's elective deferrals. Effective January 1, 2008, HealthSouth's employer matching contribution increased to 50% of the first 6% of each participant's elective deferrals. All contributions to the plan are in the form of cash. Employees who are at least 21 years of age are eligible to participate in the plan. Prior to January 1, 2008, employer contributions vested gradually over a six-year service period. Effective January 1, 2008, employer contributions vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the HealthSouth Retirement Investment Plan approximated $14.2 million, $6.3 million, and $6.0 million in 2008, 2007, and 2006, respectively. In 2007, approximately $3.1 million from the plan's forfeiture account was used to fund the matching contributions in accordance with the terms of the plan.

Senior Management Bonus Program—

In 2008, 2007, and 2006, we adopted a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate goals, divisional (for periods prior to the divestiture of our surgery centers, outpatient, and diagnostic divisions) or regional goals, and individual goals. The corporate goals were dependent upon the Company meeting a pre-determined financial goal. The divisional or regional goals were determined in accordance with the specific plans agreed upon between each division and our board of directors as part of our routine budgeting and financial planning process. The individual goals, which were weighted according to importance and include some objectives common to all eligible persons, were determined between each participant and his or her immediate supervisor. The program applied to persons who joined the Company in, or were promoted to, senior management positions. In 2009, we expect to pay approximately $10.5 million under the program for the year ended December 31, 2008. In February 2008, we paid approximately $8.0 million under the program for the year ended December 31, 2007. In March 2007, we paid approximately $10.5 million under the program for the year ended December 31, 2006.

Key Executive Incentive Program—

On November 17, 2005, the Special Committee of our board of directors approved, upon the recommendation of the Compensation Committee of our board of directors (the "Compensation Committee") and our chief executive officer (who is not a participant), the HealthSouth Corporation Key Executive Incentive Program. The Key Executive Incentive Program is a supplement to the Company's overall compensation program for executives and is intended to incentivize key senior executives with equity awards that vest and cash bonuses that are payable, in each case through January 2009.

Prior to the sale of our surgery centers, outpatient, and diagnostic divisions, there were eight participants under the Key Executive Incentive Program. Currently, there are two executive officers (each a "Key Executive" and, collectively, the "Key Executives") entitled to receive incentive awards under the Key Executive Incentive Program. The Key Executives will receive approximately 50% – 60% of their awards in equity and 40% – 50% in cash. The equity component was comprised of approximately one-third stock options and two-thirds restricted stock.

The equity awards, which were made on November 17, 2005, were one-time special equity grants. These awards were separate from, and in addition to, the normal equity grants awarded in March of most years and generally were equivalent to the Key Executive's normal annual grant. The stock options have an exercise price equal to $19.35 per share, which was the fair market value on the date of grant. The stock options and restricted stock vest according to the following schedule: 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009.

The cash component of the award is a one-time cash incentive payment payable 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. This cash bonus is equivalent to between approximately 80% and 110% of the Key Executive's base salary. In order for each Key Executive to receive each installment of the cash award, he must be employed in good standing on a full-time basis at the time of each payment, and the Company must have attained certain performance goals based on liquidity. Payments for the Key Executive Incentive Program are not material to our financial position, results of operations, or cash flows.

Change in Control Benefits Plan—

We maintain the HealthSouth Corporation Change in Control Benefits Plan (the "Change in Control Plan") to allow for payments to be made to participating employees (as designated by our chief executive officer) in the event of a change in control of the Company. Amounts payable under the Change in Control Plan are in lieu of and not in addition to any other severance or termination payment under any other plan or agreement with HealthSouth.

Under the Change in Control Plan, participants are divided into three different tiers as designated by the Compensation Committee of our Board of Directors. Tier 1 is comprised of certain executive officers of HealthSouth; Tiers 2 and 3 are comprised of certain other officers of HealthSouth. Upon the occurrence of a Change in Control, each outstanding option to purchase common stock of HealthSouth held by participants in the Change in Control Plan will become automatically vested and exercisable. In addition, the vesting restrictions on all other awards relating to HealthSouth's common stock held by a participant will immediately lapse and will, in the case of restricted stock units and stock appreciation rights, become immediately payable.

In the event a participant's employment is terminated either (1) by the participant for Good Reason (as defined in the Change in Control Plan) or (2) by HealthSouth without Cause (as defined in the Change in Control Plan) within twenty-four months following a Change in Control or within three months of a Potential Change in Control (as defined in the Change in Control Plan), then such participant shall receive a lump sum severance payment calculated in accordance with the terms of the Change in Control Plan and dependent upon the participant's Tier.

Following a termination upon a Change in Control, each participant will continue to be covered by certain health and welfare benefit plans (excluding disability) maintained by HealthSouth under which the participant was covered immediately prior to termination. The length of such coverage is dependent upon the participant's Tier. HealthSouth's obligation to provide such benefits will cease if and when a participant becomes employed by a third party that provides the participant with substantially comparable health and welfare benefits.

Executive Severance Plan—

In September 2007, we adopted the HealthSouth Corporation Executive Severance Plan (the "Executive Severance Plan") for the benefit of certain members of the Company's senior management. In the event a participant's employment is terminated for reasons stipulated in the plan document, the participant will receive, within sixty days following the participant's termination date, a lump sum severance payment in an amount equal to the participant's annual salary multiplied by a multiplier that ranges from one to three times, depending on the participant's position with the Company. Participants are also entitled to maintain insurance coverage provided by the Company for a period defined in the Executive Severance Plan at the same cost sharing amounts between the Company and the participant as a similarly situated active employee.

Any payments under the Executive Severance Plan shall be in lieu of and not in addition to any other severance or termination payment under any other plan or agreement with HealthSouth. In the event the participant is entitled to benefits under the Change in Control Plan, the participant shall not be entitled to any benefits under the Executive Severance Plan.

16. Assets Held for Sale and Results of Discontinued Operations:

During 2008, we identified one hospital and one gamma knife radiosurgery center that qualified under FASB Statement No. 144 to be reported as assets held for sale and discontinued operations. For these facilities, we reclassified our consolidated balance sheet as of December 31, 2007 to show the assets and liabilities of those facilities as held for sale. We also reclassified our consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2007 and 2006 to show the results of those facilities as discontinued operations.

The operating results of discontinued operations, including the allocation of $43.3 million and $89.5 million of interest expense for the years ended December 31, 2007 and 2006, respectively, (as discussed in Note 8, *Long-term Debt*), are as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net operating revenues	$ 28.8	$ 640.1	$ 1,373.5
Costs and expenses	21.8	606.4	1,447.6
Impairments	11.8	38.2	10.0
Loss from discontinued operations	(4.8)	(4.5)	(84.1)
Gain on disposal of assets of discontinued operations	–	5.1	16.6
Gain on divestitures of divisions	18.7	451.9	–
Income tax benefit (expense)	3.7	2.6	(18.9)
Income (loss) from discontinued operations, net of tax	$ 17.6	$ 455.1	$ (86.4)

As discussed in Note 21, *Contingencies and Other Commitments*, we have recorded charges related to settlements and ongoing negotiations with certain of our current and former subsidiary partnerships related to the restatement of their historical financial statements. The portion of these charges that is attributable to partnerships of our divested surgery centers division has been included in our results of discontinued operations. No charges were made to partnerships in our outpatient or diagnostic divisions during the periods presented. We have and may continue to incur additional charges related to these ongoing negotiations with our partners and former partners.

As discussed in Note 1, *Summary of Significant Accounting Policies*, we insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program underwritten by HCS. Expenses for retained professional and general liability risks and workers' compensation risks associated with our surgery centers, outpatient, and diagnostic divisions have been included in our results of discontinued operations.

During 2008, we recorded impairment charges of $11.8 million. The majority of these charges related to the hospital that qualified to be reported as discontinued operations during 2008. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area.

The income tax benefit of our results of discontinued operations for the year ended December 31, 2007 is comprised primarily of (1) $61.8 million related to the reversal upon sale of deferred tax liabilities arising from indefinite-lived intangible assets of our surgery centers division and (2) $59.2 million of expense attributable to the utilization of the 2007 loss from continuing operations.

Assets and liabilities held for sale consist of the following (in millions):

	As of December 31,	
	2008	2007
Assets:		
Cash and cash equivalents	$ –	$ 0.4
Restricted cash	–	1.6
Accounts receivable, net	1.0	9.6
Other current assets	1.4	7.4
Total current assets	2.4	19.0
Property and equipment, net	9.7	27.4
Goodwill	14.1	48.8
Intangible assets, net	0.3	1.8
Other long-term assets	0.4	–
Total long-term assets	24.5	78.0
Total assets	$ 26.9	$ 97.0
Liabilities:		
Current portion of long-term debt	$ 0.4	$ 0.4
Accounts payable	0.8	2.2
Accrued expenses and other current liabilities	7.7	19.7
Deferred amounts related to sale of surgery centers division	26.5	66.3
Total current liabilities	35.4	88.6
Long-term debt, net of current portion	2.0	2.4
Other long-term liabilities	1.8	1.8
Total long-term liabilities	3.8	4.2
Total liabilities	$ 39.2	$ 92.8

As discussed in Note 1, *Summary of Significant Accounting Policies*, as of December 31, 2008 and 2007, *Refunds due patients and other third-party payors* consists of approximately $43.5 million and $46.4 million, respectively, of refunds and overpayments that originated prior to December 31, 2004. Of this amount, approximately $35.3 million and $38.2 million, respectively, represent liabilities associated with our former surgery centers, outpatient, and diagnostic divisions. These liabilities remained with HealthSouth after the closing of each transaction, and therefore, are not considered liabilities held for sale. We continue to negotiate the settlement of these amounts with third-party payors in various jurisdictions.

Our consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100% owned affiliates we control. Accordingly, we have recorded minority interests in the earnings and equity of such entities. As of December 31, 2008 and 2007, approximately $3.0 million and $7.8 million, respectively, of our consolidated *Minority interest in equity of consolidated affiliates* represent minority interests associated with our surgery centers, outpatient, and diagnostic divisions.

Surgery Centers Division—

The transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC"), a Delaware limited liability company and newly formed affiliate of TPG Partners V, L.P., a private investment partnership, closed on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. The purchase price consisted of cash consideration of $920 million, subject to certain adjustments, and a contingent option to acquire up to a 5% equity interest in the new company. The net cash proceeds received at closing, after deducting deal and separation costs, purchase price adjustments, and approximately $15.5 million of debt assumed by ASC, approximated $860.7 million.

As noted above, the closing of the sale of the surgery centers division occurred on June 29, 2007, other than with respect to certain facilities for which approvals for the transfer to ASC had not yet been received as of such date. In connection with the closing, HealthSouth and ASC agreed, among other things, that HealthSouth would retain its ownership interest in certain surgery centers until regulatory approvals for the transfer of such surgery centers to ASC were received. In that regard, ASC would manage the operations of such surgery centers until such approvals had been received, and HealthSouth and ASC entered into arrangements designed to place them in approximately the same economic position, whether positive or negative, they would have occupied had all regulatory approvals been received prior to closing. Upon receipt of such approvals, HealthSouth's ownership interest in such facilities would be transferred to ASC. No portion of the purchase price was withheld at closing pending the transfer of these facilities. In the event regulatory approval for the transfer of any such facility is not received prior to June 29, 2009, HealthSouth would be required to return to ASC a portion of the purchase price allocated to such facility.

In August and November 2007, we received approval for the transfer of the applicable facilities in Connecticut and Rhode Island, respectively, but approval for the applicable facilities in Illinois remained pending as of December 31, 2007. On January 28, 2008, we received approval for the change in control of five of the six Illinois facilities. The sixth facility has an outstanding relocation project, and we expect to file the application for change in control for this facility when the relocation project is complete, which is expected to be in the first half of 2009. In the interim, we will maintain our management agreement with ASC with respect to this facility.

During 2007, we also reached an agreement with certain of our remaining partners to sell an additional facility to ASC. This facility was an opt-out partnership at the time the original transaction closed with ASC. After deducting deal and separation costs, we received approximately $16.2 million of net cash proceeds in conjunction with the sale of this facility.

The assets and liabilities presented below for the surgery centers division include the assets and liabilities associated with the facility that had not been transferred as of December 31, 2008, as these assets will not be transferred until approval for such transfer is obtained. The assets and liabilities presented below for the surgery center divisions as of December 31, 2007 include the assets and liabilities associated with the facilities that had not been transferred as of that date. As of December 31, 2008, we have deferred approximately $26.5 million of cash proceeds received at closing associated with the facility that was awaiting regulatory approval for the transfer to ASC as of December 31, 2008. We will continue to report the results of operations of this facility in discontinued operations until the transfer of the facility occurs.

The assets and liabilities of the surgery centers division reported as held for sale consist of the following (in millions):

	As of December 31, 2008	As of December 31, 2007
Assets:		
Cash and cash equivalents	$ –	$ 0.4
Restricted cash	–	0.2
Accounts receivable, net	0.5	2.6
Other current assets	0.5	2.0
Total current assets	1.0	5.2
Property and equipment, net	3.9	9.1
Goodwill	14.1	48.8
Intangible assets, net	0.3	1.9
Other long-term assets	0.1	1.1
Total long-term assets	18.4	60.9
Total assets	$ 19.4	$ 66.1
Liabilities:		
Current portion of long-term debt	$ 0.4	$ 0.4
Accounts payable	0.6	1.3
Accrued expenses and other current liabilities	4.5	5.8
Deferred amounts related to sale of surgery centers division	26.5	66.3
Total current liabilities	32.0	73.8
Long-term debt, net of current portion	2.0	2.4
Other long-term liabilities	0.4	0.3
Total long-term liabilities	2.4	2.7
Total liabilities	$ 34.4	$ 76.5

The operating results of the surgery centers division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31, 2008	2007	2006
Net operating revenues	$ 10.7	$ 381.7	$ 746.3
Costs and expenses	7.5	359.6	774.3
Impairments	1.2	4.8	2.4
Income (loss) from discontinued operations	2.0	17.3	(30.4)
Gain on disposal of assets of discontinued operations	0.2	1.9	17.3
Gain on divestiture of division	19.3	314.9	–
Income tax benefit (expense)	3.8	18.4	(18.1)
Income (loss) from discontinued operations, net of tax	$ 25.3	$ 352.5	$ (31.2)

As a result of the disposition of our surgery centers division, we recorded a $376.3 million post-tax gain on disposal during the year ended December 31, 2007. During 2008, we recorded a $19.3 million post-tax gain on disposal associated with the five Illinois facilities that were transferred during the year. We expect to record an additional post-tax gain of approximately $10 million to $16 million for the facility that remains pending in Illinois.

In connection with the divestiture of our surgery center division, we entered into a transition services agreement ("TSA") with ASC whereby we continued to provide back-office services, primarily related to certain information technology and accounting services, related to the operations of our surgery centers division. This TSA expired in June 2008. The compensation we received related to these services was not material to either HealthSouth or the operations of the surgery centers division.

Outpatient Division—

The transaction to sell our outpatient rehabilitation division to Select Medical Corporation ("Select Medical"), a privately owned operator of specialty hospitals and outpatient rehabilitation facilities, closed on May 1, 2007, other than with respect to certain facilities for which approvals for the transfer to Select Medical had not yet been received as of such date. In connection with the closing of the sale of this division, we entered into a letter agreement with Select Medical whereby we agreed, among other things, we would retain certain outpatient facilities until certain state regulatory approvals for the transfer of such facilities to Select Medical were received. In that regard, we entered into agreements with Select Medical whereby Select Medical managed certain operations of the applicable facilities until such approvals were received. Approximately $24 million of the $245 million purchase price was withheld pending the transfer of these facilities. The net cash proceeds received at closing, after deducting deal and separation costs, purchase price adjustments, and approximately $3.2 million of debt assumed by Select Medical, approximated $200.4 million. Subsequent to closing, we received approval and transferred the remaining facilities to Select Medical, and we received additional sale proceeds in November 2007.

The assets and liabilities of the outpatient division reported as held for sale as of December 31, 2008 and 2007 were not material. The operating results of the outpatient division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net operating revenues	$ 1.6	$ 127.3	$ 329.8
Costs and expenses	(4.6)	110.1	321.5
Impairments	–	0.2	1.0
Income from discontinued operations	6.2	17.0	7.3
(Loss) gain on disposal of assets of discontinued operations	–	(1.3)	0.3
Gain on divestiture of division	–	145.3	–
Income tax expense	–	(16.0)	(0.4)
Income from discontinued operations, net of tax	$ 6.2	$ 145.0	$ 7.2

Amounts included in income from discontinued operations of our outpatient division for the year ended December 31, 2008 primarily relate to the expiration of a contingent liability associated with a prior contractual agreement associated with the division.

As a result of the disposition of our outpatient division, we recorded a $145.7 million post-tax gain on disposal during the year ended December 31, 2007.

Diagnostic Division—

During 2007, we entered into an agreement with The Gores Group, a private equity firm, to sell our diagnostic division for approximately $47.5 million, subject to certain adjustments. This transaction closed on July 31, 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date. The net cash proceeds received at closing, after deducting deal and separation costs and purchase price adjustments, approximated $39.7 million. During the first quarter of 2008, we received approval for the transfer of the remaining facility to The Gores Group.

The assets and liabilities of the diagnostic division reported as held for sale as of December 31, 2008 and 2007 were not material. The operating results of the diagnostic division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net operating revenues	$ 1.1	$ 92.0	$ 197.8
Costs and expenses	2.7	97.2	237.8
Impairments	0.6	33.2	4.5
Loss from discontinued operations	(2.2)	(38.4)	(44.5)
Gain on disposal of assets of discontinued operations	–	2.9	5.9
Loss on divestiture of division	(0.6)	(8.3)	–
Income tax expense	–	–	(0.1)
Loss from discontinued operations, net of tax	$ (2.8)	$ (43.8)	$ (38.7)

During the first quarter of 2007, we wrote the intangible assets and certain long-lived assets of our diagnostic division down to their estimated fair value based on the estimated net proceeds to be received from the divestiture of the division. This charge is included in impairments in the above results of operations of our diagnostic division. As a result of the disposition of our diagnostic division, we recorded an approximate $8.3 million post-tax loss on disposal during the year ended December 31, 2007. This loss primarily resulted from working capital adjustments based on the final balance sheet. During 2008, we recorded an approximate $0.6 million post-tax loss on disposal associated with the remaining facility that received approval for the transfer to The Gores Group during 2008.

In connection with the divestiture of our diagnostic division, we entered into a TSA with an affiliate of The Gores Group whereby we continued to provide back office services, primarily related to communications support services, related to the operations of our diagnostic division. We also entered into an agreement whereby an affiliate of The Gores Group provided certain services related to the accounts receivable and other assets and operations we retained. Both agreements expired during 2008. The compensation we paid and received related to these services was not material to either HealthSouth or the operations of the diagnostic division.

17. Income Taxes:

HealthSouth is subject to U.S. federal, state, and local income taxes. Our *Income (loss) from continuing operations before income tax (benefit) expense* is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Income (loss) from continuing operations before income tax (benefit) expense	$ 164.7	$ (124.1)	$ (516.2)

The significant components of the *Provision for income tax (benefit) expense* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ (7.6)	$ (300.2)	$ (0.3)
State and local	(66.2)	(30.2)	6.4
Total current (benefit) expense	(73.8)	(330.4)	6.1
Deferred:			
Federal	2.7	5.5	15.6
State and local	1.0	2.5	0.7
Total deferred expense	3.7	8.0	16.3
Total income tax (benefit) expense related to continuing operations	$ (70.1)	$ (322.4)	$ 22.4

During 2008, we received total net state income tax refunds of approximately $26.2 million, including associated interest, the majority of which related to amended returns filed for the years 1996 through 1999. During 2008, we also received approximately $47.1 million of net federal income tax refunds. In 2008, we settled all federal income tax issues outstanding with the IRS for the tax years 2000 through 2003, and the Joint Committee on Taxation (the "Joint Committee") reviewed and approved the associated income tax refunds due to the Company. In October 2008, we received a total cash refund of approximately $46 million, including $33 million of federal income tax refunds and $13 million of associated interest. Approximately $33 million of this federal income tax recovery was used to pay down long-term debt, as discussed in Note 8, *Long-term Debt*.

During 2008, we also settled an additional income tax refund claim with the IRS for tax years 1995 through 1999. In December 2008, the Joint Committee approved this claim which resulted in a federal income tax refund of approximately $42 million, including $24.5 million of federal income tax refunds and $17.5 million of associated interest. We received the majority of this cash refund in February 2009 and used it to pay down long-term debt, as discussed in Note 8, *Long-term Debt*. Therefore, in accordance with Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins,* "Chapter 3 – Working Capital," we classified this refund in long-term assets in the line entitled *Income tax refund receivable* in our consolidated balance sheet as of December 31, 2008.

During 2007, we received total net income tax refunds of approximately $438.2 million, the majority of which related to our settlement of federal income taxes with the IRS. In the third quarter of 2007, we settled certain federal income tax issues outstanding with the IRS for the tax years 1996 through 1999, and the Joint Committee reviewed and approved the associated tax refunds due to the Company. In October 2007, we received a total cash refund of approximately $440 million, including $296 million of federal income tax refunds and $144 million of associated interest. Approximately $405 million of this federal income tax recovery was used to pay down long-term debt in 2007.

During 2006, we received net income tax refunds of $12.4 million. Net income tax refunds were attributable to payments for estimated income taxes that exceeded the actual tax liabilities, net operating loss carryback claims received, settlements of previous audits, and certain amended state income tax returns.

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax (benefit) expense on our income (loss) from continuing operations, which includes federal, state, and other income taxes, is as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Tax expense (benefit) at statutory rate	35.0%	(35.0%)	(35.0%)
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	5.8%	(7.0%)	1.2%
Indefinite-lived assets	2.4%	4.8%	4.0%
Interest, net	(10.3%)	(102.3%)	(0.6%)
Settlement of tax claims	(40.8%)	(123.0%)	0.0%
(Decrease) increase in valuation allowance	(33.2%)	1.7%	33.6%
Other, net	(1.5%)	1.0%	1.1%
Income tax (benefit) expense	(42.6%)	(259.8%)	4.3%

The income tax expense (benefit) at the statutory rate is the expected tax expense (benefit) resulting from the income (loss) due to continuing operations. The income tax benefit in 2008 primarily resulted from our settlement of federal income taxes, including interest, refunds of state income taxes, including interest, and the decrease in the valuation allowance. Our income tax benefit in 2007 primarily resulted from our settlement of federal income taxes, including interest, for the years 1996 through 1999 in excess of the estimated amounts previously accrued, as discussed above. In 2006, we had income tax expense due to state income taxes associated with certain subsidiaries that file separate state income tax returns, corporate joint ventures that file separate federal income tax returns, an increase in taxes associated with certain indefinite-lived assets, and an increase in the valuation allowance.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss ("NOL") carryforwards. The significant components of HealthSouth's deferred tax assets and liabilities are as follows (in millions):

	As of December 31, 2008	As of December 31, 2007
Deferred income tax assets:		
Net operating loss	$ 798.2	$ 759.7
Allowance for doubtful accounts	47.6	54.8
Accrual for government, class action, and related settlements	29.8	49.0
Insurance reserve	38.7	45.2
Other accruals	15.3	14.4
Property, net	33.1	91.7
Intangibles	3.1	5.9
Carrying value of partnerships	–	31.6
Alternative minimum tax	15.3	–
Other	13.3	10.8
Total deferred income tax assets	994.4	1,063.1
Less: Valuation allowance	(969.6)	(1,058.6)
Net deferred income tax assets	24.8	4.5
Deferred income tax liabilities:		
Intangibles	(31.5)	(31.4)
Carrying value of partnerships	(20.1)	–
Other	(2.1)	(2.0)
Total deferred income tax liabilities	(53.7)	(33.4)
Net deferred income tax liabilities	(28.9)	(28.9)
Less: Current deferred tax assets	0.8	0.9
Noncurrent deferred tax liabilities	$ (29.7)	$ (29.8)

The current deferred tax assets as of December 31, 2008 and 2007 are included in *Other current assets* in our consolidated balance sheets.

FASB Statement No. 109 requires that we reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. We based our decision to establish a valuation allowance primarily on negative evidence of cumulative losses in recent years. After consideration of all evidence, both positive and negative, management concluded it is more likely than not we will not realize a portion of our deferred tax assets. Consequently, a valuation allowance of approximately $1.0 billion and $1.1 billion is necessary as of December 31, 2008 and 2007, respectively. No valuation allowance has been provided on deferred assets and liabilities attributable to subsidiaries not included within the federal consolidated group.

For the years ended December 31, 2008, 2007, and 2006, the net (decreases) increases in our valuation allowance were ($89.0) million, ($162.1) million, and $341.3 million, respectively. The decrease in the valuation allowance for 2008 relates primarily to the decrease in gross deferred tax assets caused by the sale of our corporate campus. The decrease in the valuation allowance for 2007 relates primarily to decreases in deferred tax assets arising from the divestitures of our surgery centers and outpatient divisions. This decrease was offset, in part, by an increase in net operating losses as a result of 2007 operations. During 2006, the valuation allowance increased in part also as a result of certain deferred tax liabilities that are indefinite-lived, which inherently means the reversal period of these liabilities is unknown. Therefore, for scheduling the expected utilization of deferred tax assets as required by FASB Statement No. 109, these indefinite-lived liabilities cannot be looked upon as a source of future taxable income, and an additional valuation allowance must be established. In 2006, an additional liability was established as a result of carrying value differences in partnerships resulting from accounting adjustments for past years in which we are precluded from filing amended partnership returns due to the statute of limitations being closed.

At December 31, 2008, we had unused federal and state net operating loss carryforwards of approximately $1.9 billion ($655.4 million tax effected) and $142.8 million (tax effected), respectively. Such losses expire in various amounts at varying times through 2028. These NOL carryforwards result in a deferred tax asset of approximately $798.2 million at December 31, 2008. A valuation allowance is being taken against our net deferred tax assets, exclusive of indefinite-lived intangibles discussed above, including these loss carryforwards.

We adopted FASB Interpretation No. 48, on January 1, 2007. FASB Interpretation No. 48 clarifies the application of FASB Statement No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in a company's financial statements. As a result of our adoption of FASB Interpretation No. 48, we recognized a $4.2 million increase to reserves for uncertain tax positions. This increase was accounted for as an addition to *Accumulated deficit* as of January 1, 2007. Including the cumulative effect increase to the reserves for uncertain tax positions, as of January 1, 2007, we had approximately $267.4 million of total gross unrecognized tax benefits, of which approximately $247.0 million would affect our effective tax rate if recognized. The amount of the unrecognized tax benefits changed significantly during the year ended December 31, 2007 due to the settlement with the IRS for the tax years 1996 through 1999, as discussed above.

As of December 31, 2007, total remaining gross unrecognized tax benefits were $138.2 million, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits was $11.7 million as of December 31, 2007. The amount of unrecognized tax benefits changed during 2008 due to the settlement of state income tax refund claims with certain states for tax years 1996 through 1999, the settlements with the IRS for tax years 2000 through 2003 and 1995 through 1999, non-unitary state claims for tax years 2000 through 2003, and the running of the statute of limitations on certain state claims. Total remaining gross unrecognized tax benefits were $61.1 million as of December 31, 2008, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2008 was $2.9 million.

A reconciliation of the change in our unrecognized tax benefits from January 1, 2007 to December 31, 2008 is as follows (in millions):

	Gross Unrecognized Income Tax Benefits	Accrued Interest and Penalties
Balance at January 1, 2007	$ 267.4	$ 9.8
Gross amount of increases in unrecognized tax benefits related to prior periods	33.6	3.5
Gross amount of decreases in unrecognized tax benefits related to prior periods	(26.0)	(1.6)
Gross amount of increases in unrecognized tax benefits related to the current period	0.1	–
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(134.2)	–
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.7)	–
Balance at December 31, 2007	138.2	11.7
Gross amount of increases in unrecognized tax benefits related to prior periods	4.0	0.5
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(78.8)	(7.2)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.3)	(2.1)
Balance at December 31, 2008	$ 61.1	$ 2.9

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2008, 2007, and 2006, we recorded $22.7 million, $127.0 million, and $3.7 million of net interest income, respectively, as part of our income tax provision. In 2008, 2007, and 2006, virtually all of this interest income related to the filing of amended federal income tax returns and ultimate resolution of the federal income tax issues described above. Total accrued interest income was $17.5 million and $19.5 million as of December 31, 2008 and 2007, respectively.

HealthSouth and its subsidiaries' federal and state income tax returns are periodically examined by various regulatory taxing authorities. In connection with such examinations, we have settled federal income tax examinations with the IRS for all tax years through 2003, including receipt of the applicable cash refund for tax years 1996 through 1999 in October 2007, receipt of the applicable cash refund for tax years 2000 through 2003 in October 2008, and receipt of the majority of the applicable additional cash refund for tax years 1995 through 1999 in February 2009.

For the tax years that remain open under the applicable statutes of limitations, amounts related to these unrecognized tax benefits have been considered by management in its estimate of our potential net recovery of prior years' income taxes. However, at this time, we cannot estimate a range of the reasonably possible change that may occur.

We continue to actively pursue the maximization of our remaining state income tax refund claims. The process of resolving these tax matters with the applicable taxing authorities will continue in 2009. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

18. Earnings (Loss) per Common Share:

The calculation of earnings (loss) per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings (loss) per common share recognizes the effect of all dilutive potential common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The following table sets forth the computation of basic and diluted earnings (loss) per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2008	2007	2006
Basic:			
Numerator:			
Income (loss) from continuing operations	$ 234.8	$ 198.3	$ (538.6)
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(22.2)
Income (loss) from continuing operations available to common shareholders	208.8	172.3	(560.8)
Income (loss) from discontinued operations, net of tax	17.6	455.1	(86.4)
Net income (loss) available to common shareholders	$ 226.4	$ 627.4	$ (647.2)
Denominator:			
Basic weighted average common shares outstanding	83.0	78.7	79.5
Basic earnings (loss) per common share:			
Income (loss) from continuing operations available to common shareholders	$ 2.52	$ 2.19	$ (7.05)
Income (loss) from discontinued operations, net of tax	0.21	5.78	(1.09)
Net income (loss) per share available to common shareholders	$ 2.73	$ 7.97	$ (8.14)
Diluted:			
Numerator:			
Income (loss) from continuing operations	$ 234.8	$ 198.3	$ (538.6)
Income (loss) from discontinued operations, net of tax	17.6	455.1	(86.4)
Net income (loss) available to common shareholders	$ 252.4	$ 653.4	$ (625.0)
Denominator:			
Diluted weighted average common shares outstanding	96.4	92.0	90.3
Diluted earnings (loss) per common share:			
Income (loss) from continuing operations	$ 2.44	$ 2.16	$ (7.05)
Income (loss) from discontinued operations, net of tax	0.18	4.94	(1.09)
Net income (loss) per share available to common shareholders	$ 2.62	$ 7.10	$ (8.14)

Diluted earnings per share report the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. These potential shares include dilutive stock options, restricted stock awards, restricted stock units, and convertible perpetual preferred stock. For the years ended December 31, 2008, 2007, and 2006, the number of potential shares approximated 13.4 million, 13.3 million, and 10.8 million, respectively. For the years ended December 31, 2008, 2007, and 2006, approximately 13.1 million, 13.1 million, and 10.7 million, respectively, of the potential shares relates to our *Convertible perpetual preferred stock*. For the year ended December 31, 2006, including these potential common shares in the denominator resulted in an antidilutive per share amount due to our *Loss from continuing operations available to common shareholders*. Therefore, under the guidance in FASB Statement No. 128, *Earnings per Share*, basic and diluted loss per common share amounts are the same for 2006.

Options to purchase approximately 2.3 million, 2.4 million, and 3.4 million shares of common stock were outstanding during 2008, 2007, and 2006, respectively, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. Each warrant has a term of ten years from the date of issuance and an exercise price of $32.50 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented.

In March 2006, we issued 400,000 shares of convertible perpetual preferred stock as part of a recapitalization of HealthSouth. We use the if-converted method to include the convertible perpetual preferred stock in our computation of diluted earnings per share.

In September 2006, we agreed to issue approximately 5.0 million shares of common stock and warrants to purchase approximately 8.2 million shares of common stock to settle our class action securities litigation. This agreement received final court approval on January 11, 2007. As of December 31, 2008, these shares of common stock and warrants have not been issued and are not included in our basic or diluted common shares outstanding. For additional information, see Note 20, *Settlements*.

As described in Note 10, *Shareholders' Deficit*, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. on June 27, 2008. The increase in our basic and diluted weighted average common shares outstanding for the year ended December 31, 2008 compared to the year ended December 31, 2007 is primarily the result of this transaction.

19. Related Party Transactions:

In April 2001, we established Source Medical to continue development and allow commercial marketing of a wireless clinical documentation system originally developed by HealthSouth. This proprietary software was referred to internally as "HCAP" and was later marketed by Source Medical under the name "TherapySource." At the time of our initial investment, certain of our directors, executive officers, and employees also purchased shares of Source Medical's common stock. As discussed below, during 2007, we sold our remaining investment in Source Medical to Source Medical.

Historically, we made working capital advances to Source Medical, primarily to continue to develop HCAP. We also guaranteed certain Source Medical borrowings with unrelated third parties. Over the years, these amounts were called by the unrelated third parties, and we were required to perform under these guarantees. We previously accrued these working capital advances and guarantees as uncollectible amounts due from Source Medical.

As a result of a March 2006 dismissal of certain matters related to litigation between Source Medical and an unrelated third party involved in an acquisition, in the first quarter of 2006, we reversed a $6.0 million liability (through a reduction of *General and administrative expenses*) we had recorded for a promissory note executed by Source Medical as part of the acquisition that was subject to litigation. Additionally, in May 2006, we received a payment of $6.9 million in full satisfaction of all the then outstanding notes receivable and accrued interest due from Source Medical. Approximately $6.3 million of this payment was included as a reduction of *Other operating expenses* in our consolidated statement of operations for the year ended December 31, 2006, with the remainder representing interest and included in *Other income*.

We continued to lease HCAP software from Source Medical and pay them for custom software development and other miscellaneous services during 2007 and 2006. During 2007 and 2006, we paid approximately $1.5 million and $5.0 million, respectively, to Source Medical for these types of services.

During 2007, we sold our remaining investment in Source Medical to Source Medical and recorded a gain on sale of approximately $8.6 million. This gain is included in *Other income* in our consolidated statement of operations for the year ended December 31, 2007. As a result of this transaction, we have no further affiliation or material related party contracts with Source Medical.

20. Settlements:

Medicare Program Settlement—

The 2004 Civil DOJ Settlement—

On January 23, 2002, the United States intervened in four lawsuits filed against us under the federal civil False Claims Act. These so-called "*qui tam*" (i.e. whistleblower) lawsuits were transferred to the Western District of Texas and were consolidated under the caption *United States ex rel. Devage v. HealthSouth Corp., et al.*, No. SA-98-CA-0372-DWS (W.D. Tex. San Antonio). On April 10, 2003, the United States informed us it was expanding its investigation to review whether fraudulent accounting practices affected our previously submitted Medicare cost reports.

On December 30, 2004, we entered into a global settlement agreement (the "Settlement Agreement") with the United States. This settlement was comprised of (1) the claims consolidated in the *Devage* case, which related to claims for reimbursement for outpatient physical therapy services rendered to Medicare, the TRICARE Management Activity ("TRICARE"), or United States Department of Labor (the "DOL") beneficiaries, (2) the submission of claims to Medicare for costs relating to our allegedly improper accounting practices, (3) the submission of other unallowable costs included in our Medicare Home Office Cost Statements and in our individual provider cost reports, and (4) certain other conduct (collectively, the "Covered Conduct"). The parties to this global settlement include us and the United States acting through the civil division of the DOJ, the HHS-OIG, the DOL through the Employment Standards Administration's Office of Workers' Compensation Programs, Division of Federal Employees' Compensation ("OWCP-DFEC"), TRICARE, and certain other individuals and entities which had filed civil suits against us and/or our affiliates (those other individuals and entities, the "Relators").

Pursuant to the Settlement Agreement, we agreed to make cash payments to the United States in the aggregate amount of $325 million, plus accrued interest from November 4, 2004 at an annual rate of 4.125%. The United States agreed, in turn, to pay the Relators the portion of the settlement amount due to the Relators pursuant to the terms of the Settlement Agreement. We made the final payments and completed our financial obligation under the settlement in 2007.

The Settlement Agreement provides for our release by the United States from any civil or administrative monetary claim the United States had or may have had relating to Covered Conduct that occurred on or before December 31, 2002 (with the exception of Covered Conduct for certain outlier payments, for which the release date is extended to September 30, 2003). The Settlement Agreement also provides for our release by the Relators from all claims based upon any transaction or incident occurring prior to December 30, 2004, including all claims that have been or could have been asserted in each Relator's civil action, and from any civil monetary claim the United States had or may have had for the Covered Conduct that is pled in each Relator's civil action.

The Settlement Agreement also provides for the release of HealthSouth by the HHS-OIG and OWCP-DFEC, and the agreement by the HHS-OIG and OWCP-DFEC to refrain from instituting, directing, or maintaining any administrative action seeking exclusion from Medicare, Medicaid, the FECA Program, the TRICARE Program and other federal healthcare programs, as applicable, for the Covered Conduct.

The 2006 Orthotics and Prosthetics Case Settlement—

On October 27, 2006, we settled two sealed lawsuits brought under the federal False Claims Act, related to services provided at our inpatient rehabilitation hospitals. These lawsuits, captioned *United States ex rel. Knight v. HealthSouth, et al.,* Civil No. 5:03cv367, and *United States ex rel. Bateman Gibson v. HealthSouth, et al.*, Civil No. 04-2668, were filed in the United States District Court for the Northern District of Florida and the United States District Court for the Western District of Tennessee, respectively. Each lawsuit was filed under seal by a *qui tam* relator and related to purchasing policies for orthotic and prosthetic devices. The complaints alleged we began a practice of engaging in improper billing practices relating to certain prosthetic and orthotic devices in 1994 that resulted in false claims under the federal Medicare program. Pursuant to the settlement, we paid $4.0 million to the United States in 2006 and included the amount in *Government, class action, and related settlements expense* in our 2006 consolidated statement of operations.

The 2007 Referral Source Settlement—

On December 14, 2007, we agreed to a final settlement with the DOJ relating to certain self-disclosures which we made to the HHS-OIG in 2004 and 2005 regarding our relationship with certain physicians. Under the terms of the settlement, we paid, in two installments, a total of $14.2 million to the United States. This charge was included in *Government, class action, and related settlements expense* in our 2007 consolidated statement of operations. As of December 31, 2007, we owed $7.1 million under this settlement. This amount was included in *Government, class action, and related settlements* in our consolidated balance sheet. This amount was paid in March 2008.

The December 2004 Corporate Integrity Agreement—

On December 30, 2004, we entered into a new corporate integrity agreement (the "CIA") with the HHS-OIG. This new CIA has an effective date of January 1, 2005 and a term of five years from that effective date. The CIA expires at the end of 2009, subject to the HHS-OIG accepting and approving our annual report for 2009 that we will submit in the first half of the following year. The CIA incorporates a number of compliance program changes already implemented by us and requires, among other things, that not later than 90 days after the effective date, we:

- form an executive compliance committee (made up of our chief compliance officer and other executive management members), which shall participate in the formulation and implementation of HealthSouth's compliance program;
- require certain independent contractors to abide by our Standards of Business Conduct;
- provide general compliance training to all HealthSouth personnel as well as specialized training to personnel responsible for billing, coding, and cost reporting relating to federal healthcare programs;
- report and return overpayments received from federal healthcare programs;
- notify the HHS-OIG of any new investigations or legal proceedings initiated by a governmental entity involving an allegation of fraud or criminal conduct against HealthSouth;
- notify the HHS-OIG of the purchase, sale, closure, establishment, or relocation of facilities furnishing items or services that are reimbursed under federal healthcare programs; and
- submit annual reports to the HHS-OIG regarding our compliance with the CIA.

The CIA also requires that we engage an Independent Review Organization ("IRO") to assist us in assessing and evaluating: (1) our billing, coding, and cost reporting practices with respect to our inpatient rehabilitation hospitals, (2) our billing and coding practices for outpatient items and services furnished by outpatient departments of our inpatient hospitals; and (3) certain other obligations pursuant to the CIA and the Settlement Agreement. We engaged PricewaterhouseCoopers LLP to serve as our IRO.

In connection with the settlement of the *Knight* and *Gibson* lawsuits described above, we entered into a first addendum to our CIA which requires additional compliance training and annual audits of billing practices relating to prosthetic and orthotic devices. The addendum has a term of three years and will run concurrently with our existing five-year CIA. On December 14, 2007, in connection with the DOJ settlement described above relating to certain self-disclosures made to the HHS-OIG, we entered into a second addendum to our CIA, which requires additional compliance training and annual audits related to arrangements with referral sources. This addendum also runs concurrently with our existing five-year CIA.

On April 30, 2008, we submitted the annual report required by the CIA, which included a report by our IRO, to the HHS-OIG detailing our performance of the requirements of the CIA in 2007. We believe we have complied with the requirements of the CIA on a timely basis, and to date, there are no objections or unresolved comments from the HHS-OIG relating to our annual reports. Failure to meet our obligations under our CIA could result in stipulated financial penalties or extension of the term of the CIA. Failure to comply with material terms, however, could lead to exclusion from further participation in federal healthcare programs, including Medicare and Medicaid, which currently account for a substantial portion of our revenues.

SEC Settlement—

On June 6, 2005, the SEC approved a settlement (the "SEC Settlement") with us relating to the action filed by the SEC on March 19, 2003 captioned *SEC v. HealthSouth Corporation and Richard M. Scrushy*, No. CV-03-J-0615-S (N.D. Ala.) (the "SEC Litigation"). That lawsuit alleged that HealthSouth and Mr. Scrushy, our former chairman and chief executive officer, violated and/or aided and abetted violations of the antifraud, reporting, books-and-records, and internal controls provisions of the federal securities laws. Specifically, the complaint alleged that we overstated earnings by at least $1.4 billion and that this overstatement occurred because Mr. Scrushy insisted we meet or exceed earnings expectations established by Wall Street analysts.

Under the terms of the SEC Settlement, we agreed, without admitting or denying the SEC's allegations, to be enjoined from future violations of certain provisions of the securities laws. We also agreed to:

- pay a $100 million civil penalty and disgorgement of $100 to the SEC in the following installments: $12,500,100 by October 15, 2005, $12.5 million by April 15, 2006, $25.0 million by October 15, 2006; $25.0 million by April 15, 2007, and $25.0 million by October 15, 2007;
- retain a qualified governance consultant to perform a review of the adequacy and effectiveness of our corporate governance systems, policies, plans, and practices;
- either (1) retain a qualified accounting consultant to perform a review of the effectiveness of our material internal accounting control structure and policies, as well as the effectiveness and propriety of our processes, practices, and policies for ensuring our financial data is accurately reported in our filed consolidated financial statements, or (2) within 60 days of filing with the SEC audited consolidated financial statements for the fiscal year ended December 31, 2005, including our independent auditor's attestation on internal control over financial reporting, provide to the SEC all communications between our independent auditor and our management and/or Audit Committee from the date of the judgment until such report concerning our internal accounting controls;
- provide reasonable training and education to certain of our officers and employees to minimize the possibility of future violations of the federal securities laws;
- continue to cooperate with the SEC and the DOJ in their respective ongoing investigations; and
- create, staff, and maintain the position of Inspector General within HealthSouth, which position shall have the responsibility of reporting any indications of violations of law or of HealthSouth's procedures, insofar as they are relevant to the duties of the Audit Committee, to the Audit Committee.

We made all payments under the SEC Settlement in accordance with the above schedule. The plan for distribution of the fund created by our payments under the SEC Settlement (the "Disgorgement Fund") is discussed below in this Note in connection with the settlement fund relating to the Consolidated Securities Action at "Securities Litigation Settlement."

The SEC Settlement also provides that we must treat the amounts ordered to be paid as civil penalties paid to the government for all purposes, including all tax purposes, and that we will not be able to be reimbursed or indemnified for such payments through insurance or any other source, or use such payments to set off or reduce any award of compensatory damages to plaintiffs in related securities litigation pending against us.

In addition to the payments described above, we have complied with all other obligations under the SEC Settlement.

In connection with the SEC Settlement, we consented to the entry of a final judgment in the SEC Litigation (which judgment was entered by the United States District Court for the Northern District of Alabama, Southern Division) to implement the terms of the SEC Settlement.

Securities Litigation Settlement—

On June 24, 2003, the United States District Court for the Northern District of Alabama consolidated a number of separate securities lawsuits filed against us under the caption *In re HealthSouth Corp. Securities Litigation*, Master Consolidation File No. CV-03-BE-1500-S (the "Consolidated Securities Action"). The Consolidated Securities Action included two prior consolidated cases (*In re HealthSouth Corp. Securities Litigation*, CV-98-J-2634-S and *In re HealthSouth Corp. 2002 Securities Litigation*, Consolidated File No. CV-02-BE-2105-S) as well as six lawsuits filed in 2003. Including the cases previously consolidated, the Consolidated Securities Action comprised over 40 separate lawsuits. The court divided the Consolidated Securities Action into two subclasses:

- Complaints based on purchases of our common stock were grouped under the caption *In re HealthSouth Corp. Stockholder Litigation*, Consolidated Case No. CV-03-BE-1501-S (the "Stockholder Securities Action"), which was further divided into complaints based on purchases of our common stock in the open market (grouped under the caption *In re HealthSouth Corp. Stockholder Litigation,* Consolidated Case No. CV-03-BE-1501-S) and claims based on the receipt of our common stock in mergers (grouped under the caption *HealthSouth Merger Cases*, Consolidated Case No. CV-98-2777-S). Although the plaintiffs in the *HealthSouth Merger Cases* have separate counsel and have filed separate claims, the *HealthSouth Merger Cases* are otherwise consolidated with the Stockholder Securities Action for all purposes.

- Complaints based on purchases of our debt securities were grouped under the caption *In re HealthSouth Corp. Bondholder Litigation*, Consolidated Case No. CV-03-BE-1502-S (the "Bondholder Securities Action").

On January 8, 2004, the plaintiffs in the Consolidated Securities Action filed a consolidated class action complaint. The complaint named us as a defendant, as well as more than 30 of our former employees, officers and directors, the underwriters of our debt securities, and our former auditor. The complaint alleged, among other things, (1) that we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the Balanced Budget Act of 1997 on our operations in order to artificially inflate the price of our common stock, (2) that from January 14, 2002 through August 27, 2002, we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the changes in Medicare reimbursement for outpatient therapy services on our operations in order to artificially inflate the price of our common stock, and that some of the individual defendants sold shares of such stock during the purported class period, and (3) that Mr. Scrushy instructed certain former senior officers and accounting personnel to materially inflate our earnings to match Wall Street analysts' expectations, and that senior officers of HealthSouth and other members of a self-described "family" held meetings to discuss the means by which our earnings could be inflated and that some of the individual defendants sold shares of our common stock during the purported class period. The consolidated class action complaint asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and claims under Sections 10(b), 14(a), 20(a) and 20A of the Securities Exchange Act of 1934, as amended.

On February 22, 2006, we announced we had reached a preliminary agreement in principle with the lead plaintiffs in the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation, as well as with our insurance carriers, to settle claims filed in those actions against us and many of our former directors and officers. On September 26, 2006, the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action, HealthSouth, and certain individual former HealthSouth employees and board members entered into and filed a stipulation of partial settlement of this litigation. We also entered into definitive agreements with the lead plaintiffs in these actions and the derivative actions, as well as certain of our insurance carriers, to settle the litigation. These settlement agreements memorialized the terms contained in the preliminary agreement in principle entered into in February 2006. On September 28, 2006, the United States District Court entered an order preliminarily approving the stipulation and settlement. Following a period to allow class members to opt out of the settlement and for objections to the settlement to be lodged, the Court held a hearing on January 8, 2007 and determined the proposed settlement was fair, reasonable and adequate to the class members and that it should receive final approval. An order approving the settlement was entered on January 11, 2007. Individual class members representing approximately 205,000 shares of common stock and one bondholder with a face value of $1.5 million elected to be excluded from the settlement. The order approving the settlement bars claims by the non-settling defendants arising out of or relating to the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation but does not prevent other security holders excluded from the settlement from asserting claims directly against the Company.

Under the settlement agreements, federal securities and fraud claims brought in the Consolidated Securities Action against us and certain of our former directors and officers were settled in exchange for aggregate consideration of $445 million, consisting of HealthSouth common stock and warrants valued at $215 million and cash payments by HealthSouth's insurance carriers of $230 million. In addition, the settlement agreements provided that the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action will receive 25% of any net recoveries from future judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy (excluding the $48 million judgment against Mr. Scrushy on January 3, 2006, as discussed in Note 21, *Contingencies and Other Commitments*), Ernst & Young LLP, our former auditor, and UBS Securities, our former primary investment bank, each of which after this settlement remained a defendant in the derivative actions as well as the Consolidated Securities Action. The settlement agreements were subject to the satisfaction of a number of conditions, including final approval of the United States District Court and the approval of bar orders in the Consolidated Securities Action and the derivative litigation by the United States District Court and the Alabama Circuit Court that would, among other things, preclude certain claims by the non-settling co-defendants against HealthSouth and the insurance carriers relating to matters covered by the settlement agreements. As more fully described in Note 21, *Contingencies and Other Commitments*, that approval was obtained on January 11, 2007. The settlement agreements also required HealthSouth to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2008, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements and any amount we would be required to pay is not estimable at this time.

The fund of common stock, warrants, and cash created by settlement of the Consolidated Securities Action (the "Settlement Fund") and the Disgorgement Fund were the subject of a joint order entered in the United States District Court for the Northern District of Alabama on October 3, 2007. The order approved the form and manner of notice, to be provided to potential claimants of the Settlement Fund and the Disgorgement Fund, regarding the proposed plan of allocation in the Consolidated Securities Action and the distribution plan under the SEC Settlement. Pursuant to the order, eligible claimants could have filed objections to the plan of allocation in the Consolidated Securities Action or the distribution plan under the SEC Settlement on or before December 15, 2007. On February 7, 2008, the court held a joint fairness hearing approving the plan of allocation. The distribution agent is in the process of analyzing the claims for distribution.

Despite approval of the securities class action settlement, there are class members who have elected to opt out of the securities class action settlement and pursue claims individually. In addition, AIG Global Investment Corporation ("AIG"), which failed to opt out of the class settlement on a timely basis, has requested that the court allow it to opt out despite missing the district court's deadline. In the court's Partial Final Judgment and Order of Dismissal with Prejudice dated January 11, 2007, the court found that allowing AIG to opt out after the deadline would result in serious prejudice to us and denied AIG's request for an expansion of time to opt out. On January 26, 2007, AIG moved for reconsideration of the court's decision on this issue. On March 22, 2007, the district court denied AIG's motion for reconsideration. On April 17, 2007, AIG filed a notice of appeal with the Eleventh Circuit Court of Appeals. The appeal has been consolidated with the appeal by Mr. Scrushy of one provision in the bar order in the securities litigation settlement, and has been fully briefed. On March 12, 2008, AIG appealed the plan of allocation for settlement proceeds, and on March 24, 2008, that appeal was consolidated with AIG's appeal of April 17, 2007. On April 18, 2008, AIG withdrew its appeal challenging the plan of allocation. The Eleventh Circuit Court of Appeals heard oral arguments on the Scrushy appeal and the initial AIG appeal on January 29, 2009. If the appellate court were to reverse the district court's denial of AIG's motion for reconsideration and allow AIG to opt out despite missing the deadline, AIG would likely bring individual claims alleging substantial damages relating to the purchase by AIG and its affiliates of HealthSouth bonds. If AIG is not successful with an appeal of that denial, AIG's individual claims would be precluded by the securities class action settlement.

We recorded a charge of $215.0 million as *Government, class action, and related settlements expense* in our 2005 consolidated statement of operations. During each quarter subsequent to the initial recording of this liability, we reduced or increased our liability for this settlement based on the value of our common stock and the associated common stock warrants underlying the settlement. During 2006, we reduced our liability for this settlement by approximately $31.2 million based on the value of our common stock and the associated common stock warrants on the date the order granting court approval was entered. During 2007, we further reduced our liability for this settlement by an additional $24.0 million based on the value of our common stock and the associated common stock warrants at year end. During 2008, we reduced our liability for this settlement by an additional $85.2 million based on the value of our common stock and the associated common stock warrants at year end. The corresponding liability of $74.6 million and $159.8 million as of December 31, 2008 and 2007, respectively, is included in *Government, class action, and related settlements* in our consolidated balance sheets. The charge for this settlement will be revised in future periods to reflect additional changes in the fair value of the common stock and warrants until they are issued. Distribution of the underlying common stock and warrants to purchase shares of common stock cannot occur until the order described above becomes a final, non-appealable order. At this time, a ruling from the Eleventh Circuit Court of Appeals is pending on the appeal noted above.

In addition, in order to state the total liability related to the securities litigation settlement at the aggregate value of the consideration to be exchanged for the securities to be issued by us and the cash to be paid by the insurers, our consolidated balance sheet as of December 31, 2007 included a $230 million liability in *Government, class action, and related settlements*. The related receivable from our insurers in the amount of $230.0 million was also included in our consolidated balance sheet as of December 31, 2007 as *Insurance recoveries receivable*. During 2008, the United States District Court for the Northern District of Alabama issued three court orders awarding attorneys' fees and expenses to the stockholder plaintiffs' lead counsel, bondholder plaintiffs' counsel, and merger subclass counsel. A portion of the fees and expenses awarded under these court orders were disbursed from the cash portion of the settlement, which has been funded by the insurance carriers and is being held in escrow by the lead attorneys for the federal plaintiffs. During 2008, we reduced our liability and corresponding receivable by approximately $47.2 million, which represents the funds disbursed during 2008 per these court orders. We will continue to reduce this liability and receivable in subsequent periods by the amount of any additional funds that are disbursed. As discussed above for the stock warrants, once the order described earlier in this section becomes a final, non-appealable order, we expect to remove this liability and corresponding receivable from our consolidated balance sheet.

UBS Litigation Settlement—

In March 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation (see Note 21, *Contingencies and Other Commitments*, "Derivative Litigation") against various UBS entities, alleging that from at least 1998 through 2002, when those entities served as our investment bankers, they breached their duties of care, suppressed information, and aided and abetted in the ongoing fraud. As a result of the UBS defendants' representation that UBS Securities is the proper defendant for all claims asserted in the complaint, UBS Securities became the named defendant in *Tucker*. The claims alleged that while the UBS entities were fiduciaries of HealthSouth, they became part of a conspiracy to artificially inflate the market price of HealthSouth stock. The complaint sought compensatory and punitive damages, disgorgement of fees received from us by UBS entities, and attorneys' fees and costs. On August 3, 2005, UBS Securities filed counterclaims against us. Those claims included fraud, misrepresentation, negligence, breach of contract, and indemnity against us for allegedly providing UBS Securities with materially false information concerning our financial condition to induce UBS Securities to provide investment banking services. UBS Securities' counterclaims sought compensatory and punitive damages and a judgment declaring that HealthSouth is liable for any losses, costs, or fees incurred by UBS Securities in connection with its defense of actions relating to the services UBS Securities provided to us. In August 2006, HealthSouth and *Tucker* agreed to jointly prosecute the claims against UBS Securities in state court.

Additionally, on September 6, 2007, UBS AG filed an action against us in the Supreme Court of the State of New York, captioned *UBS AG, Stamford Branch v. HealthSouth Corporation*, Index No. 602993/07, based on the terms of a credit agreement with MedCenterDirect.com ("MCD") (the "New York action"). Prior to ceasing operations in 2003, MCD provided certain services to us relating to the purchase of equipment and supplies. We also previously owned 20.2% of MCD's equity securities. During 2003, UBS AG called its loan to MCD. In the New York action, UBS AG alleged HealthSouth was the guarantor of the loan and sought recovery of the approximately $20 million principal of its loan to MCD and associated interest. However, UBS Securities filed an Answer and Counterclaim in the *Tucker* derivative litigation admitting that it funded the $20 million loan to MCD. On October 1, 2007, HealthSouth removed UBS AG's case from New York state court to federal court in the Southern

District of New York, which assigned it Case No. 07 cv 8490. On December 17, 2007, UBS AG moved for summary judgment on its claim under the guarantee provisions of the credit agreement with MCD. On January 18, 2008, HealthSouth filed its opposition to UBS AG's motion for summary judgment, and filed a cross-motion requesting the action be dismissed or stayed in deference to the *Tucker* derivative litigation, HealthSouth's motion alleged, among other claims, that the loan by UBS AG to MCD was part of a scheme between former disloyal officers at the Company, including Mr. Scrushy, and UBS entities to siphon money from the Company.

On November 16, 2007, after HealthSouth removed UBS AG's action from New York state court to New York federal court, UBS Securities filed an Amended Answer in the *Tucker* derivative litigation in Alabama seeking to change its earlier representation in that litigation that it, UBS Securities, made the loan to MCD. Instead, UBS Securities asserted in its Amended Answer that UBS AG made the loan to MCD. The Alabama court struck UBS Securities' Amended Answer in the *Tucker* derivative litigation and gave UBS Securities 30 days to amend its counterclaim to assert a breach of the MCD loan agreement in that litigation, or, alternatively, granted UBS AG permission to intervene in the *Tucker* derivative litigation within 30 days of the order to assert claims for breach of the MCD credit agreement. On March 24, 2008, UBS Securities petitioned the Alabama Supreme Court for writs of mandamus and prohibition to set aside the Alabama court's February 19, 2008 order, as amended on March 7, 2008. On April 23, 2008, the Alabama Supreme Court denied the petition for writs of mandamus. On April 7, 2008, pursuant to the February 19, 2008 order, as amended on March 7, 2008, UBS Securities amended its counterclaim in the *Tucker* derivative litigation so as to add claims against HealthSouth for breach of the MCD credit agreement.

In the New York action, the court issued an order on June 6, 2008 granting UBS AG's motion for summary judgment and denying HealthSouth's motion to dismiss or stay. Following the entry of an initial judgment in the incorrect amount, the court entered an amended judgment on June 16, 2008 in the amount of approximately $30.3 million in favor of UBS AG and against HealthSouth. HealthSouth moved the court to waive the requirement of a bond for security pending appeal, but in an order issued June 17, 2008, the court refused. On June 30, 2008, however, upon agreement of the parties, the court authorized HealthSouth to issue a letter of credit in the amount of approximately $33.6 million (i.e., 111% of the amended judgment) in lieu of a bond. HealthSouth filed its notice of appeal to the U.S. Court of Appeals for the Second Circuit on July 7, 2008. As described below, as part of the agreement with UBS Securities in the *Tucker* derivative litigation, this appeal will be dismissed and the judgment will be satisfied and released.

On October 22, 2008, HealthSouth and the stockholder derivative plaintiffs entered into an agreement in principle with UBS Securities to settle litigation filed by the derivative plaintiffs on HealthSouth's behalf in the *Tucker* derivative litigation (the "UBS Settlement"). On January 13, 2009, the Circuit Court of Jefferson County, Alabama entered an order approving the UBS Settlement under which HealthSouth will receive $100.0 million in cash and a release of all claims by the UBS entities, including the release and satisfaction of the judgment in favor of UBS AG in the New York action. That order also awarded to the derivative plaintiffs' attorneys fees and expenses of $26.2 million to be paid from the $100.0 million in cash received by HealthSouth. As of December 31, 2008, *Restricted cash* in the accompanying consolidated balance sheets included approximately $97.9 million related to the UBS Settlement. The remaining $2.1 million was funded by the applicable insurance carrier in January 2009. UBS Securities and its insurance carriers transferred these amounts to an escrow account designated and controlled by HealthSouth. These funds are being held in escrow pending the court's implementation of the final court order entered on January 13, 2009. We expect to disperse these funds to the applicable parties during the first quarter of 2009. Pursuant to the settlement agreements in the Consolidated Securities Action, as discussed above in "Securities Litigation Settlement," HealthSouth is obligated to pay 25% of the net settlement proceeds, after deducting all of its costs and expenses in connection with the *Tucker* derivative litigation including fees and expenses of the derivative counsel and HealthSouth's counsel, to the plaintiffs in the Consolidated Securities Action. The UBS Settlement does not affect HealthSouth's claims against Mr. Scrushy or any other defendants in the *Tucker* derivative litigation, or against HealthSouth's former independent auditor, Ernst & Young, which remain pending in arbitration.

As a result of the UBS Settlement, we recorded a $121.3 million gain in our 2008 consolidated statement of operations. This gain is comprised of the $100.0 million cash portion of the settlement plus the principal portion of the loan guarantee. The approximate $9.4 million gain associated with the reversal of the accrued interest on this loan is included in *Interest expense and amortization of debt discounts and fees* in our 2008 consolidated statement of operations. The $26.2 million owed to the derivative plaintiffs' attorneys is included in *Other current liabilities* in our consolidated balance sheet as of December 31, 2008, with the corresponding charge included in *Professional fees – accounting, tax, and legal* in our 2008 consolidated statement of operations. An estimate of the 25% of the net settlement proceeds to be paid to the plaintiffs in the Consolidated Securities Action is included in *Other current liabilities* in our consolidated balance sheet as of December 31, 2008, with the corresponding charge included in *Government, class action, and related settlements expense* in our 2008 consolidated statement of operations.

ERISA Litigation Settlement—

In 2003, six lawsuits were filed in the United States District Court for the Northern District of Alabama against us and some of our current and former officers and directors alleging breaches of fiduciary duties in connection with the administration of our Employee Stock Benefit Plan (the "ESOP"). These lawsuits were consolidated under the caption *In re HealthSouth Corp. ERISA Litigation*, Consolidated Case No. CV-03-BE-1700-S (the "ERISA Action"). The plaintiffs filed a consolidated complaint on December 19, 2003 that alleged, generally, that fiduciaries to the ESOP breached their duties to loyally and prudently manage and administer the ESOP and its assets in violation of sections 404 and 405 of the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 *et seq.* ("ERISA"), by failing to monitor the administration of the ESOP, failing to diversify the portfolio held by the ESOP, and failing to provide other fiduciaries with material information about the ESOP. The plaintiffs sought actual damages including losses suffered by the plan, imposition of a constructive trust, equitable and injunctive relief against further alleged violations of ERISA, costs pursuant to 29 U.S.C. § 1132(g), and attorneys' fees. The plaintiffs also sought damages related to losses under the plan as a result of alleged imprudent investment of plan assets, restoration of any profits made by the defendants through use of plan assets, and restoration of profits the plan would have made if the defendants had fulfilled their fiduciary obligations. Pursuant to an Amended Class Action Settlement Agreement entered into on March 6, 2006, all parties agreed to a global settlement of the claims in the ERISA Action. Under the terms of this settlement, Michael Martin, a former chief financial officer of the Company, contributed $350,000 to resolve claims against him, Mr. Scrushy and our insurance carriers contributed $3.5 million to resolve claims against him, and HealthSouth and its insurance carriers contributed $25 million to settle claims against all remaining defendants, including HealthSouth. In addition, we were required to contribute the first $1.0 million recovered from Mr. Scrushy for the restitution of incentive bonuses paid to him during 1996 through 2002. On June 28, 2006, the Court granted final approval to the Amended Class Action Settlement Agreement and the ERISA Action was dismissed with prejudice. The settlement amounts were subsequently contributed to the ESOP and allocated to participant accounts. Following such allocation, the ESOP was terminated and all participants were paid their vested account balances, in cash and/or shares as elected by the participant, by December 2008.

Insurance Coverage Litigation Settlement—

In 2003, approximately 14 insurance companies filed complaints in state and federal courts in Alabama, Delaware, and Georgia alleging the insurance policies issued by those companies to us and/or some of our directors and officers should be rescinded on grounds of fraudulent inducement. The complaints also sought a declaration that we and/or some of our current and former directors and officers are not covered under various insurance policies. These lawsuits challenged the majority of our director and officer liability policies, including our primary director and officer liability policy in effect for the claims at issue. Actions filed by insurance companies in the United States District Court for the Northern District of Alabama were consolidated for pretrial and discovery purposes under the caption *In re HealthSouth Corp. Insurance Litigation*, Consolidated Case No. CV-03-BE-1139-S. Four lawsuits filed by insurance companies in the Circuit Court of Jefferson County, Alabama were consolidated with the *Tucker* derivative litigation for discovery and other pretrial purposes. See Note 21, *Contingencies and Other Commitments*, "Derivative Litigation". Cases related to insurance coverage that were filed in Georgia and Delaware have been dismissed. We filed counterclaims against a number of the plaintiffs in these cases alleging, among other things, bad faith for wrongful failure to provide coverage.

On September 26, 2006, in connection with the settlement of the Consolidated Securities Action and derivative litigation, we executed a settlement agreement with the insurers that is substantively consistent with the preliminary agreement in principle reached in February 2006. The settlement agreement also requires HealthSouth to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As a result of the settlement, the consolidated insurance litigation pending in the United States District Court for the Northern District of Alabama has been dismissed without prejudice. The four insurance actions filed in the Circuit Court of Jefferson County have been placed on the Court's administrative docket and will be dismissed in the event the Eleventh Circuit Court of Appeals denies Mr. Scrushy's appeal of one provision of the bar order relating to the settlement.

Non-Prosecution Agreement—

On May 17, 2006, we entered into a non-prosecution agreement (the "Non-Prosecution Agreement") with the DOJ with respect to the accounting fraud committed by members of our former management. We pledged to continue our cooperation with the DOJ and paid $3.0 million to the U.S. Postal Inspection Services Consumer Fraud Fund during the second quarter of 2006 in connection with the execution of the Non-Prosecution Agreement. This payment was recorded in *Government, class action, and related settlements expense* in our consolidated statement of operations for the year ended December 31, 2006. The Non-Prosecution Agreement is scheduled to expire in May 2009.

Notwithstanding the foregoing, the DOJ has reserved the right to prosecute us for any crimes committed by our employees if we violate the terms of the Non-Prosecution Agreement. In a letter dated November 8, 2007, the DOJ, by and through the United States Attorney for the Northern District of Alabama, clarified the Non-Prosecution Agreement, including a statement of satisfaction that HealthSouth does not endorse, ratify, or condone criminal conduct, as set forth in the Non-Prosecution Agreement, and has taken substantial steps to prevent unlawful practices from occurring in the future. The letter further acknowledges that the DOJ invited HealthSouth to submit a victim impact statement to the federal court in connection with the sentencing of several former HealthSouth officials, and that an assertion by HealthSouth in relation to third party claims that it and its shareholders were victimized by the unlawful practices would not, in the opinion of the United States Attorney for the Northern District of Alabama, contradict HealthSouth's acceptance of responsibility or breach the Non-Prosecution Agreement.

Massachusetts Real Estate Settlements—

Following our intervention in a lawsuit filed on February 3, 2003 by HRPT Properties Trust ("HRPT") against Senior Residential Care/North Andover, Limited Partnership in the Land Court for the Commonwealth of Massachusetts captioned *HRPT Properties Trust* v. *Senior Residential Care/North Andover, Limited Partnership*, Misc. Case No. 287313, to claim ownership of certain parcels of real estate in North Andover pursuant to an agreement that involved the conveyance of five nursing homes and to effect a transfer of title to the disputed property by HRPT to us or our nominee, we were named as a defendant in a lawsuit filed on April 16, 2003, in the same court by Senior Housing Properties Trust ("SNH") and its wholly owned subsidiary, HRES1 Properties Trust ("HRES1"), captioned *Senior Housing Properties Trust and HRES1 Properties Trust v. HealthSouth Corporation,* Misc. Case No. 289182. In their complaint, SNH and HRES1 alleged that certain of our representatives made false statements regarding our financial position, thereby inducing HRES1 to enter into lease terms and other arrangements to which it would not have otherwise agreed, and sought damages, rescission, and reformation of the lease pursuant to which we, through subsidiaries, operated the Braintree Rehabilitation Hospital in Braintree, Massachusetts (the "Braintree Hospital") and the New England Rehabilitation Hospital in Woburn, Massachusetts (the "New England Hospital"). We denied the allegations and asserted claims against HRPT and counterclaims against SNH and HRES1 for breach of contract, reformation, and fraud based on the failure to convey title to the property in North Andover and sought damages incurred as a result of that failure to convey. The two actions in the Land Court were consolidated for all purposes.

We filed a lawsuit in a related action on November 2, 2004, in the Commonwealth of Massachusetts, Middlesex County Superior Court, captioned *HealthSouth Corporation v. HRES1 Properties Trust*, Case No. 04-4345, in response to our receipt of a notice from HRES1 purporting to terminate our lease governing the Braintree Hospital and the New England Hospital due to our alleged failure to furnish quarterly and annual financial information pursuant to the terms of the lease. We asserted violations of the Massachusetts unfair and deceptive business practices statute, sought a declaration that we were not in default of our obligations under the lease, and an injunction preventing HRES1 from terminating the lease, taking possession of the property on which the hospitals and facilities were located, or assuming or acquiring the hospital businesses and any licenses related thereto. HRES1 and SNH, its parent, filed a counterclaim seeking a declaration that it lawfully terminated the lease and an order requiring us to use our best efforts to transfer the licenses for the hospitals and to continue to manage the hospitals during the time necessary to affect such transfer.

Following a bench trial regarding issues relating to the parties' relationship post-termination, the court entered a judgment dated January 18, 2006 that required us to use our best efforts to accomplish the license transfer while managing the facilities for HRES1's account and to pay HRES1 the net cash proceeds of the hospitals less direct operating expenses and a management fee equal to 5% of net patient revenues for the period from October 26, 2004 through the date that a successor operator assumed control over the facilities. In accordance with the judgment, we cooperated with HRES1 in its efforts to accomplish the license transfer, during which time we managed the facilities for HRES1's account. Effective September 30, 2006, Five Star Quality Care, Inc., an entity affiliated with SNH, HRES1, and HRPT, obtained regulatory approval related to the license transfer from the Massachusetts Department of Public Health and commenced management and operation of the facilities. Through December 31, 2006, we paid approximately $18.1 million representing the net cash proceeds of the hospitals for the period between October 26, 2004 and September 30, 2006, which amount included approximately $10.2 million previously paid to HRES1 as rent during the period from October 26, 2004 through December 31, 2005. Based on the judgment, our results of operations for the year ended December 31, 2006 include only a management fee received from our management of the applicable facilities. On November 8, 2006, all remaining claims in the Massachusetts Real Estate Actions were settled, all appeals and pending litigation between SNH and its affiliates and HealthSouth and our various affiliates were dismissed and we made payments to the plaintiffs of approximately $7 million. In connection with that settlement, we conveyed an unused property in North Andover, Massachusetts, agreed to pay an increased rent for the period we operated the Braintree Hospital and the New England Hospital, and reimbursed certain transition costs in connection with the transfer of the hospital lease from us to Five Star Quality Care, Inc.

Other Settlements—

On September 17, 1998, John Darling, who was one of the federal False Claims Act relators in the now-settled *Devage* case, filed a lawsuit captioned *Darling v. HealthSouth Sports Medicine & Rehabilitation, et al.*, 98-6110-CI-20, in the Circuit Court for Pinellas County, Florida. The complaint alleged Mr. Darling was injured while receiving physical therapy during a 1996 visit to a HealthSouth outpatient rehabilitation facility in Clearwater, Florida. The complaint was amended in December 2004 to add a punitive damages claim. This amended complaint alleged that fraudulent misrepresentations and omissions by us resulted in the injury to Mr. Darling. The court ordered the parties to participate in non-binding arbitration which resulted in a finding in our favor on December 27, 2005. We entered into a settlement agreement with Mr. Darling on February 3, 2007 pursuant to which we must pay certain damages pursuant to a confidential settlement agreement. The cost of the settlement is included in *Government, class action, and related settlements expense* in our 2006 consolidated statement of operations. Amounts owed under this settlement were paid in 2007.

21. Contingencies and Other Commitments:

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

Securities Litigation—

See Note 20, *Settlements,* "Securities Litigation Settlement," for a discussion of the settlement entered into with the lead plaintiffs in certain securities actions.

On November 24, 2004, an individual securities fraud action captioned *Burke v. HealthSouth Corp., et al.*, 04-B-2451 (OES), was filed in the United States District Court of Colorado against us, some of our former directors and officers, and our former auditor. The complaint makes allegations similar to those in the Consolidated Securities Action, as defined in Note 20, *Settlements,* "Securities Litigation Settlement," and asserts claims under the federal securities laws and Colorado state law based on the plaintiff's alleged receipt of unexercised options and the plaintiff's open-market purchases of our stock. By order dated May 3, 2005, the action was transferred to the United States District Court for the Northern District of Alabama, where it remains pending. The plaintiff in this case has not opted out of the Consolidated Securities Action settlement discussed in Note 20, *Settlements,* "Securities Litigation Settlement." Although the deadline for opting out in the Consolidated Securities Action has passed, if the *Burke* action resumes, we will continue to vigorously defend ourselves in this case. However, based on the stage of litigation, and review of the current facts and circumstances, we are unable to determine an amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this case should litigation continue or whether any resultant liability would have a material adverse effect on our financial position, results of operations, or cash flows.

Derivative Litigation—

All lawsuits purporting to be derivative complaints filed in the Circuit Court of Jefferson County, Alabama since 2002 have been consolidated and stayed in favor of the first-filed action captioned *Tucker v. Scrushy*, CV-02-5212, filed August 28, 2002. Derivative lawsuits in other jurisdictions have been stayed. The *Tucker* complaint names as defendants a number of former HealthSouth officers and directors. *Tucker* also asserts claims on our behalf against Ernst & Young and UBS entities, as well as against MCD, Capstone Capital Corp., and G.G. Enterprises. The *Tucker* complaint originally named UBS Group and UBS Investment Bank as defendants. As a result of the UBS defendants' representation that UBS Securities is the proper defendant for all claims asserted in the complaint, UBS Securities became the UBS entity named as a defendant in *Tucker.*

When originally filed, the primary allegations in the *Tucker* case involved self-dealing by Mr. Scrushy and other insiders through transactions with various entities allegedly controlled by Mr. Scrushy. The complaint was amended four times to add additional defendants and include claims of accounting fraud, improper Medicare billing practices, and additional self-dealing transactions.

On September 26, 2006, certain parties to the *Tucker* litigation entered into and filed a stipulation of settlement. The substantive terms of the settlement are consistent with the preliminary agreement reached in February 2006. Of the $445 million to be paid in accordance with the settlement of the Consolidated Securities Action, $100 million is being credited to the plaintiffs in the *Tucker* litigation. On September 27, 2006, the Alabama Circuit Court entered an order preliminarily approving the stipulation and settlement. The Court held a hearing on January 9, 2007 to determine the fairness, reasonableness, and adequacy of the settlement, whether the settlement should be finally approved by the Court, and to hear and determine any objections to the settlement. The settlement was approved, and an order granting such approval was entered on January 11, 2007. All objections to the settlement were withdrawn, and no individual class members opted out of the settlement.

On January 13, 2009, the Alabama Circuit Court approved the agreement among the Company, the stockholder derivative plaintiffs, and UBS Securities to settle the claims against and by UBS Securities in the *Tucker* litigation. See Note 20, *Settlements,* "UBS Litigation Settlement" for additional information. The court also approved the award of fees and expenses to the attorneys for the derivative plaintiffs relating to the UBS litigation as well as the following agreements between the Company and attorneys for the derivative plaintiffs relating derivative counsel fees for other claims originally filed in the *Tucker* action:

- Derivative counsel shall receive 11% of any future recovery from the defendant Ernst & Young in the *Tucker* case for attorneys' fees, plus reasonable expenses;

- Derivative counsel shall receive 35% of any monetary judgment recovery collected from the defendant Richard M. Scrushy in the *Tucker* case for attorneys' fees, plus reasonable expenses, provided that in the event there is a judgment against Mr. Scrushy in the *Tucker* case and Mr. Scrushy obtains a judgment against HealthSouth that offsets or recoups all or a portion of the judgment against Mr. Scrushy, the derivative plaintiffs' attorneys in the *Tucker* case shall receive a fee of 15% of the amount of the offset or recoupment. Further, with regard to the claims against Mr. Scrushy, in the event of a negotiated settlement of HealthSouth's claims against Mr. Scrushy and Mr. Scrushy's claims against HealthSouth, derivative counsel shall receive the greater of $5.0 million or 35% of the settlement amount paid by Mr. Scrushy to HealthSouth; and

- Derivative counsel shall receive 35% of any monetary recovery collected from any recovery against the individual defendants in the *Tucker* case who pled guilty to criminal violations for their role in the accounting fraud affecting HealthSouth, for attorneys' fees, plus reasonable expenses.

The settlement with UBS Securities does not affect HealthSouth's claims against Mr. Scrushy or any other defendants in the *Tucker* derivative litigation, or against HealthSouth's former independent auditor, Ernst & Young, which remain pending in arbitration. The *Tucker* derivative claims against Mr. Scrushy, Ernst & Young, and other defendants listed above remain pending and have moved through fact discovery on an expedited schedule that has been coordinated with the federal securities claims by former stockholders and bondholders of the Company against Mr. Scrushy and Ernst & Young. The claims against Mr. Scrushy have been set for trial on May 11, 2009.

Litigation by and Against Former Independent Auditor—

In March 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation against Ernst & Young, alleging that from 1996 through 2002, when Ernst & Young served as our independent auditor, Ernst & Young acted recklessly and with gross negligence in performing its duties, and specifically that Ernst & Young failed to perform reviews and audits of our financial statements with due professional care as required by law and by its contractual agreements with us. The claims further allege Ernst & Young either knew of or, in the exercise of due care, should have discovered and investigated the fraudulent and improper accounting practices being directed by Mr. Scrushy and certain other officers and employees, and should have reported them to our board of directors and the Audit Committee. The claims seek compensatory and punitive damages, disgorgement of fees received from us by Ernst & Young, and attorneys' fees and costs. On March 18, 2005, Ernst & Young filed a lawsuit captioned *Ernst & Young LLP v. HealthSouth Corp.*, CV-05-1618, in the Circuit Court of Jefferson County, Alabama. The complaint asserts that the filing of the claims against us was for the purpose of suspending any statute of limitations applicable to those claims. The complaint alleges we provided Ernst & Young with fraudulent management representation letters, financial statements, invoices, bank reconciliations, and journal entries in an effort to conceal accounting fraud. Ernst & Young claims that as a result of our actions, Ernst & Young's reputation has been injured and it has and will incur damages, expense, and legal fees. On April 1, 2005, we answered Ernst & Young's claims and asserted counterclaims related or identical to those asserted in the Tucker action. Upon Ernst & Young's motion, the Alabama state court referred Ernst & Young's claims and HealthSouth's counterclaims to arbitration pursuant to a clause in the engagement agreements between HealthSouth and Ernst & Young. On July 12, 2006, HealthSouth and Tucker filed an arbitration demand on behalf of HealthSouth against Ernst & Young. On August 7, 2006, Ernst & Young filed an answering statement and counterclaim in the arbitration reasserting the claims made in state court. In August 2006, HealthSouth and Tucker agreed to jointly prosecute the claims against Ernst & Young in arbitration.

We are vigorously pursuing our claims against Ernst & Young and defending the claims against us. At this juncture, we have initiated the selection process for an arbitration panel under rules of the American Arbitration Association (the "AAA") that will adjudicate the claims and counterclaims in arbitration. We expect that process to take several months, after which we expect to complete expert testimony and move the claims to trial before the AAA panel. Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this case. Fact discovery relating to the claims has concluded on an expedited schedule coordinated with parallel federal securities laws claims by former stockholders and bondholders of HealthSouth against Ernst & Young and with parallel state law claims pending in the Circuit Court of Jefferson County.

Litigation by and Against Richard M. Scrushy—

After the dismissal of several lawsuits filed against us by Mr. Scrushy, on December 9, 2005, Mr. Scrushy filed a complaint in the Circuit Court of Jefferson County, Alabama, captioned *Scrushy v. HealthSouth*, CV-05-7364. The complaint alleged that, as a result of Mr. Scrushy's removal from the position of chief executive officer in March 2003, we owed him "in excess of $70 million" pursuant to an employment agreement dated as of September 17, 2002. On December 28, 2005, HealthSouth counterclaimed against Mr. Scrushy, asserting claims for breaches of fiduciary duty and fraud arising out of Mr. Scrushy's tenure at HealthSouth, and seeking compensatory damages, punitive damages, and disgorgement of wrongfully obtained benefits. Both the claims by Mr. Scrushy and

HealthSouth's counterclaims remain pending in Circuit Court. The Company also asserts that the employment agreement with Mr. Scrushy is void and unenforceable.

On or about December 19, 2005, Mr. Scrushy filed a demand for arbitration with the AAA pursuant to an indemnity agreement with us. The arbitration demand sought to require us to pay expenses which he estimated exceeded $31 million incurred by Mr. Scrushy, including attorneys' fees, in connection with the defense of criminal fraud claims against him and in connection with a preliminary hearing in the SEC litigation.

On October 17, 2006, the arbitrator issued a final award of approximately $17.0 million to Mr. Scrushy and further ruled that Mr. Scrushy was entitled to payment by HealthSouth of approximately $4.0 million in pre-judgment interest and attorneys' fees and expenses incurred by Scrushy in connection with the arbitration proceeding. On August 31, 2006, HealthSouth and the *Tucker* plaintiffs filed a joint motion in the *Tucker* case to offset the entire award to Mr. Scrushy in the arbitration, including fees and interest, against the approximately $48 million judgment against Mr. Scrushy in *Tucker* for repayment of his bonuses. Mr. Scrushy opposed that effort, and on October 17, 2006 filed a lawsuit captioned *Scrushy v. HealthSouth Corporation*, CA No. 2483-N, in the Delaware Court of Chancery for New Castle County seeking confirmation of the arbitration award in that court. A settlement was reached with Mr. Scrushy by which he agreed to an offset of the arbitrator's award in the amount of $21.5 million, which amount is included in the amount collected from Mr. Scrushy on the *Tucker* judgment. We accrued an estimate of these legal fees as part of *Professional fees—accounting, tax, and legal* in our 2005 and 2004 consolidated statements of operations. While we may have an obligation to indemnify Mr. Scrushy for certain costs associated with ongoing litigation, the court's order approving the settlement of the Consolidated Securities Action prohibits Mr. Scrushy from seeking indemnity or contribution in the securities class action. This order has been appealed by Mr. Scrushy. As of December 31, 2008 and 2007, an estimate of these legal fees is included in *Other current liabilities* in our consolidated balance sheets.

Certain Regulatory Actions—

The False Claims Act, 18 U.S.C. § 287, allows private citizens, called "relators," to institute civil proceedings alleging violations of the False Claims Act. These *qui tam* cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government, and the presiding court. It is possible that *qui tam* lawsuits have been filed against us and that we are unaware of such filings or have been ordered by the presiding court not to discuss or disclose the filing of such lawsuits. We may be subject to liability under one or more undisclosed qui tam cases brought pursuant to the False Claims Act.

General Medicine Action—

On August 16, 2004, General Medicine, P.C. ("General Medicine") filed a lawsuit against us captioned *General Medicine, P.C. v. HealthSouth Corp.* seeking the recovery of allegedly fraudulent transfers involving assets of Horizon/CMS Healthcare Corporation ("Horizon/CMS"), a former subsidiary of HealthSouth. The lawsuit was filed in the Circuit Court of Shelby County, Alabama, but was transferred to the Circuit Court of Jefferson County, Alabama on February 28, 2005, where it was assigned case number CV-05-1483.

The underlying claim against Horizon/CMS originates from a services contract entered into in 1995 between General Medicine and Horizon/CMS whereby General Medicine agreed to provide medical director services to skilled nursing facilities owned by Horizon/CMS for a term of three years. Horizon/CMS terminated the agreement six months after it was executed, and General Medicine then initiated a lawsuit in the United States District Court for the Eastern District of Michigan in 1996 (the "Michigan Action"). General Medicine's complaint in the Michigan Action alleged that Horizon/CMS breached the services contract by wrongfully terminating General Medicine. HealthSouth is informed that, at the time of the termination, General Medicine was providing services to two skilled nursing facilities owned by Horizon/CMS. HealthSouth acquired Horizon/CMS in 1997 and sold it to Meadowbrook Healthcare, Inc. ("Meadowbrook") in 2001 pursuant to a stock purchase agreement. In 2004, Meadowbrook consented to the entry of a final judgment in the Michigan Action in the amount of $376 million (the "Consent Judgment") in favor of General Medicine against Horizon/CMS for the alleged wrongful termination of the contract with General Medicine. HealthSouth was not a party to the Michigan Action or the settlement negotiated by Meadowbrook. The settlement agreement which was the basis for the Consent Judgment provided that Meadowbrook would pay only $0.3 million to General Medicine to settle the Michigan Action. The settlement agreement further provided that General Medicine would seek to recover the remaining balance of the Consent Judgment solely from HealthSouth.

The complaint filed by General Medicine against HealthSouth alleged that while Horizon/CMS was a wholly owned subsidiary of HealthSouth and General Medicine was an existing creditor of Horizon/CMS, we caused Horizon/CMS to transfer its assets to us for less than a reasonably equivalent value or, in the alternative, with the actual intent to defraud creditors of Horizon/CMS, including General Medicine, in violation of the Alabama Uniform Fraudulent Transfer Act. General Medicine's complaint requested relief including recovery of the unpaid amount of the Consent Judgment, the avoidance of the subject transfers of assets, attachment of the assets transferred to us, appointment of a receiver over the transferred properties, and a monetary judgment for the value of properties transferred. On September 2, 2008, General Medicine filed an amended complaint which alleged that HealthSouth should be held liable for the Consent Judgment under two new theories: fraud and alter ego. Specifically, General Medicine alleged in its amended complaint that HealthSouth, while it was Horizon's parent from 1997 to 2001, failed to observe corporate formalities in its operation and ownership of Horizon, misused its control of Horizon, stripped assets from Horizon, and engaged in other conduct which amounted to a fraud on Horizon's creditors, including General Medicine.

We filed an answer to General Medicine's complaint, as amended, denying liability to General Medicine. We have also asserted counterclaims against General Medicine for fraud, injurious falsehood, tortious interference with business relations, conspiracy, unjust enrichment, and other causes of action. In our counterclaims, we alleged the Consent Judgment is the product of fraud, collusion and bad faith by General Medicine and Meadowbrook and, further, that these parties were guilty of a conspiracy to manufacture a lawsuit against HealthSouth in favor of General Medicine. The case has now entered the discovery stage. We intend to vigorously defend ourselves against General Medicine's claim and to vigorously prosecute our counterclaims against General Medicine.

On October 17, 2008, we filed a motion in the Michigan Action requesting that the court reform the amount of the Consent Judgment to $0.3 million (the amount which Meadowbrook and General Medicine actually agreed would be paid to settle the Michigan Action) or, alternatively, set aside the Consent Judgment because it was the product of fraud on the court and collusion by the parties. Specifically, we assert in the motion that the Consent Judgment was the product of fraud on the court and collusion because, without limitation, (1) General Medicine and Meadowbrook did not inform the Michigan court of the existence or terms of their settlement agreement when they sought to enter their stipulated Consent Judgment; (2) the stipulated Consent Judgment that General Medicine and Meadowbrook submitted to the Michigan court for entry misrepresented the terms of the parties' settlement; (3) the amount of the Consent Judgment was unilaterally selected by General Medicine and was not the product of arms-length negotiations; (4) Meadowbrook's counsel did nothing to test the validity of General Medicine's claim or its alleged damages prior to agreeing to the Consent Judgment; and (5) the $376 million amount of the Consent Judgment was wholly unreasonable and not supported by admissible evidence. Our motion to reform or set aside the Consent Judgment has been set for hearing on March 12, 2009.

Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or settlement of this case.

Other Litigation—

We have been named as a defendant in two lawsuits brought by individuals in the Circuit Court of Jefferson County, Alabama, *Nichols v. HealthSouth Corp.*, CV-03-2023, filed March 28, 2003, and *Hilsman v. Ernst & Young, HealthSouth Corp., et al.*, CV-03-7790, filed December 12, 2003. The plaintiffs alleged that we, some of our former officers, and our former auditor engaged in a scheme to overstate and misrepresent our earnings and financial position. The plaintiffs sought compensatory and punitive damages. On March 24, 2003, a lawsuit captioned *Warren v. HealthSouth Corp., et al.*, CV-03-5967, was filed in the Circuit Court of Montgomery County, Alabama. The lawsuit, which claims damages for the defendants' alleged negligence, wantonness, fraud and breach of fiduciary duty, was transferred to the Circuit Court of Jefferson County, Alabama. Each of these three lawsuits described in this paragraph was consolidated with the *Tucker* case for discovery and other pretrial purposes. The plaintiffs in these cases are subject to the Consolidated Securities Action settlement discussed in Note 20, *Settlements,* "Securities Litigation Settlement," and thereby foreclosed from pursuing these state court actions based on purchases made during the class period unless they opted out of that settlement. The plaintiffs in *Warren v. HealthSouth Corp., et al.* did not opt out of the settlement. The plaintiffs in *Hilsman v. Ernst & Young, et al.* attempted to opt out of the settlement, but their election was deemed invalid by the agent. At present, it is unclear whether the plaintiffs in the *Hilsman* action will challenge this determination. The *Nichols* lawsuit asserts claims on behalf of a number of plaintiffs, all but three of whom opted out of the settlement. John Kapoor, who claimed to have purchased over 900,000 shares of stock, attempted to opt-out, but his attempt was deemed invalid by the court. It is unclear whether Mr. Kapoor will challenge this determination. The remaining *Nichols* plaintiffs that opted out of the settlement claimed losses of approximately $5.4 million. The Nichols case is currently stayed in Circuit Court. However, on January 12, 2009, the plaintiffs in that case filed a motion to lift the stay. The Circuit Court has set that motion for a hearing on March 2, 2009. We intend to vigorously defend ourselves in these cases. Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of these cases.

HealthSouth has been named as a defendant in two related lawsuits arising from its operation of the former Lloyd Noland Hospital, later renamed HealthSouth Metro West Hospital, styled *The Lloyd Noland Foundation, Inc. v. Tenet Healthcare Corp. v. HealthSouth Corporation*, Case No. 2:01-cv-0437-KOB in the United States District for the Northern District of Alabama (the "Federal Case"), filed February 16, 2001, and *The Lloyd Noland Foundation v. HealthSouth Corporation*, Case No. CV-2004-1638 in the Circuit Court for Jefferson County, Alabama, Bessemer Division (the "Bessemer Case"), filed in Jefferson County on August 27, 2004, and transferred to the Jefferson County, Bessemer Division on December 1, 2004. Tenet Healthcare Corporation ("Tenet") asserted third party indemnity claims against HealthSouth in the Federal Case on July 3, 2001.

In 1996, The Lloyd Noland Foundation (the "Foundation") sold the Lloyd Noland Hospital to a subsidiary of Tenet HealthCare Corporation for approximately $50 million. Under the terms of the related agreement (the "Tenet Agreement"), Tenet agreed to resell 120 acute care beds to the Foundation for $1.00, upon demand, and to administer the Lloyd Noland Retiree Medical Discount Program. Tenet further agreed to require any subsequent purchaser of the hospital to assume these obligations to the Foundation.

In 1999, three years after the Foundation sold the hospital to Tenet, Tenet sold the hospital assets to the City of Fairfield Healthcare Authority ("Fairfield") for approximately $10 million. Fairfield provided a promissory note to Tenet for the purchase price and HealthSouth guaranteed Fairfield's repayment of the note. Fairfield was unable to repay the note in the original time allotted, and the parties entered into a six-month extension agreement for repayment. In the extension agreement, HealthSouth agreed to indemnify Tenet for any liability to the Foundation arising from the obligations concerning the 120 acute care beds and the Retiree Medical Discount Program.

Fairfield subsequently denied any contractual obligation to resell the acute care beds or administer the Retiree Medical Discount Program, and in February 2000 initiated litigation in the Circuit Court of Montgomery County, Alabama, to obtain a judgment declaring that any such obligation was void. On appeal from rulings in the Montgomery County Case adverse to the Foundation, the Alabama Supreme Court held that the Tenet Agreement "clearly and unambiguously provides that Fairfield assumed the obligations of Tenet [Medical]." Prior to that ruling, however, the Foundation had initiated the Federal Case against Tenet, seeking damages arising from Fairfield's conduct. Tenet then asserted an indemnity claim against HealthSouth via a third party complaint. Fairfield eventually sold all of the requested beds at issue to the Foundation after the Alabama Supreme Court delivered its opinion, but the Foundation now claims to have suffered significant lost earnings as a result of the delay.

HealthSouth purchased the hospital from Fairfield in 2003, but closed the failing hospital in September 2004. Just before the hospital closed, the Foundation initiated the Bessemer Case, this time making a direct claim against HealthSouth for alleged damages relating to Fairfield's prior refusal to resell the beds and failure to administer the Retiree Medical Discount Program.

On November 9, 2004, the federal trial judge entered summary judgment in favor of HealthSouth on the indemnification issue, finding that the indemnity obligations had expired. After two appeals by Tenet, on June 17, 2008, the Eleventh Circuit Court of Appeals reversed the trial judge's order and found that HealthSouth was not entitled to summary judgment and vacated the trial court's order dismissing Tenet's third party complaint against HealthSouth. On September 24, 2008, after remand from the Court of Appeals, the trial judge entered an order granting the summary judgment motion of the Foundation against Tenet and declared that Tenet remained liable for any breaches by Fairfield as to the obligations under the Tenet Agreement. On the same date, the trial judge also entered an order granting Tenet's motion for summary judgment against HealthSouth determining that HealthSouth was liable to Tenet based on the indemnification agreement for any damages the Foundation recovered against Tenet and further held that, to the extent Tenet may be liable to the Foundation, HealthSouth would be obligated to indemnify Tenet.

On December 19, 2008, following a jury trial in the Federal Case, the court entered a judgment against Tenet in favor of the Foundation for $7.7 million in damages. Pursuant to the federal trial court's prior ruling, HealthSouth would be obligated to indemnify Tenet for $5.1 million of those damages, plus Tenet's and certain of the Foundation's reasonable attorneys' fees and expenses to be determined by the court. An estimate of this total obligation is included in *Government, class action, and related settlements* in our consolidated balance sheet as of December 31, 2008, with the charges included in *Government, class action, and related settlement expense* in our 2008 consolidated statement of operations.

The Bessemer Case remains pending with a trial date set for May 4, 2009. Based on the stage of litigation, and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or settlement of the Bessemer Case.

Other Matters—

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, the Company refunding amounts to Medicare or other federal healthcare programs. See Note 20, *Settlements*, "Medicare Program Settlement - The 2004 Civil DOJ Settlement," "Medicare Program Settlement - The December 2004 Corporate Integrity Agreement," and "Other Settlements."

The reconstruction of our historical financial records resulted in the restatement of not only our 2001 and 2000 consolidated financial statements, but also the financial statements of certain of our subsidiary partnerships, including partnerships of our divested surgery centers division. We have completed settlement negotiations with outside partners in the majority of our inpatient rehabilitation hospital partnerships. However, negotiations continue with certain of our former subsidiary partnerships, primarily within our surgery centers division. We have and may continue to incur additional charges to reduce the economic impact to our former partners.

We also face certain financial risks and challenges relating to our 2007 divestiture transactions (see Note 16, *Assets Held for Sale and Results of Discontinued Operations*) following their closing. These include indemnification obligations, disputes with former partners (as discussed above), and certain contract termination or repurchase rights that may have been triggered by the divestitures, which in the aggregate could have a material adverse effect on our financial position, results of operations, and cash flows. In addition, we continue to seek regulatory approval for the transition of one surgery center included in the divestiture transactions from the applicable agency.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $38.9 million in 2009, $4.5 million in 2010, $1.8 million in 2011, $1.2 million in 2012, $1.1 million in 2013, and $1.1 million thereafter. These contracts primarily relate to software licensing and support, telecommunications, certain equipment, and medical supplies.

We also have commitments under severance agreements with former employees. Payments under these agreements approximate $1.1 million in 2009, $0.3 million in 2010, $0.2 million in 2011, $0.2 million in 2012, $0.2 million in 2013, and $2.6 million thereafter.

22. Quarterly Data (Unaudited):

	2008				
	First[(a)]	Second[(a)]	Third	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 464.9	$ 457.5	$ 456.2	$ 463.8	$ 1,842.4
Operating earnings[(b)]	88.1	66.2	37.0	194.6	385.9
Gain on UBS Settlement	–	–	–	(121.3)	(121.3)
Government, class action, and related settlements expense	(36.4)	(8.6)	17.1	(39.3)	(67.2)
Loss (gain) on interest rate swap	36.6	(28.5)	8.0	39.6	55.7
Income from continuing operations	4.4	48.1	9.4	172.9	234.8
Income (loss) from discontinued operations, net of tax	15.4	(4.0)	(2.8)	9.0	17.6
Net income	19.8	44.1	6.6	181.9	252.4
Convertible perpetual preferred stock dividends	(6.5)	(6.5)	(6.5)	(6.5)	(26.0)
Net income available to common shareholders	$ 13.3	$ 37.6	$ 0.1	$ 175.4	$ 226.4
Basic and diluted earnings per common share:					
Basic:[(c)]					
(Loss) income from continuing operations available to common shareholders	$ (0.03)	$ 0.52	$ 0.03	$ 1.91	$ 2.52
Income (loss) from discontinued operations, net of tax	0.20	(0.05)	(0.03)	0.10	0.21
Net income per share available to common shareholders	$ 0.17	$ 0.47	$ 0.00	$ 2.01	$ 2.73
Diluted:[(d)]					
(Loss) income from continuing operations available to common shareholders	$ (0.03)	$ 0.52	$ 0.03	$ 1.72	$ 2.44
Income (loss) from discontinued operations, net of tax	0.20	(0.05)	(0.03)	0.09	0.18
Net income per share available to common shareholders	$ 0.17	$ 0.47	$ 0.00	$ 1.81	$ 2.62

	2007				
	First[(a)]	Second[(a)]	Third[(a)]	Fourth[(a)]	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 439.4	$ 435.3	$ 428.3	$ 434.5	$ 1,737.5
Operating earnings[(b)]	32.5	51.6	43.3	21.4	148.8
Government, class action, and related settlements expense	(12.2)	(25.7)	3.9	31.2	(2.8)
Loss (gain) on interest rate swap	4.4	(19.0)	21.4	23.6	30.4
(Loss) income from continuing operations	(29.0)	4.5	250.1	(27.3)	198.3
(Loss) income from discontinued operations, net of tax	(27.6)	463.8	37.5	(18.6)	455.1
Net (loss) income	(56.6)	468.3	287.6	(45.9)	653.4
Convertible perpetual preferred stock dividends	(6.5)	(6.5)	(6.5)	(6.5)	(26.0)
Net (loss) income available to common shareholders	$ (63.1)	$ 461.8	$ 281.1	$ (52.4)	$ 627.4
Basic and diluted earnings per common share:					
Basic:[(c)]					
(Loss) income from continuing operations available to common shareholders	$ (0.45)	$ (0.02)	$ 3.10	$ (0.43)	$ 2.19
(Loss) income from discontinued operations, net of tax	(0.35)	5.89	0.48	(0.24)	5.78
Net (loss) income per share available to common shareholders	$ (0.80)	$ 5.87	$ 3.58	$ (0.67)	$ 7.97
Diluted:[(e)]					
(Loss) income from continuing operations available to common shareholders	$ (0.45)	$ (0.02)	$ 2.72	$ (0.43)	$ 2.16
(Loss) income from discontinued operations, net of tax	(0.35)	5.89	0.41	(0.24)	4.94
Net (loss) income per share available to common shareholders	$ (0.80)	$ 5.87	$ 3.13	$ (0.67)	$ 7.10

(a) Amounts are presented using facilities identified as of December 31, 2008 that met the requirements of FASB Statement No. 144 to be reported as discontinued operations.

(b) We define operating earnings as income before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; (4) loss on interest rate swap, and (5) income tax benefit or expense.

(c) Basic per share amounts may not sum due to the weighted average common shares outstanding each quarter compared to the weighted average common shares outstanding during the entire year.

(d) Total diluted earnings per common share will not sum due to antidilution in the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.

(e) Total diluted earnings per common share will not sum due to antidilution in the quarters ended March 31, 2007, June 30, 2007, and December 31, 2007.

23. Condensed Consolidating Financial Information:

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors is 100% owned by HealthSouth, and all guarantees are full and unconditional and joint and several. HealthSouth's investments in its consolidated subsidiaries, as well as guarantor subsidiaries' investments in non-guarantor subsidiaries and non-guarantor subsidiaries' investments in guarantor subsidiaries, are presented under the equity method of accounting.

As described in Note 8, *Long-term Debt*, the terms of our Credit Agreement restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our Credit Agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. However, as described in Note 9, *Convertible Perpetual Preferred Stock*, our Series A Preferred Stock generally provides for the payment of cash dividends, subject to certain limitations.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 23.1	$ 0.9	$ 8.2	$ –	$ 32.2
Restricted cash	100.2	–	53.8	–	154.0
Restricted marketable securities	–	–	20.3	–	20.3
Accounts receivable, net	12.7	159.8	63.4	–	235.9
Other current assets	36.4	62.3	44.9	(88.5)	55.1
Insurance recoveries receivable	182.8	–	–	–	182.8
Current assets held for sale	1.0	0.9	0.5	–	2.4
Total current assets	356.2	223.9	191.1	(88.5)	682.7
Property and equipment, net	46.3	471.9	156.1	–	674.3
Goodwill	–	265.6	149.1	–	414.7
Intangible assets, net	1.1	34.3	7.4	–	42.8
Investments in and advances to nonconsolidated affiliates	2.8	29.6	4.3	–	36.7
Assets held for sale	2.0	4.3	18.2	–	24.5
Income tax refund receivable	55.9	–	–	–	55.9
Other long-term assets	54.5	205.1	59.0	(252.0)	66.6
Intercompany receivable	1,091.2	–	–	(1,091.2)	–
Total assets	$ 1,610.0	$ 1,234.7	$ 585.2	$ (1,431.7)	$ 1,998.2
Liabilities and Shareholders' (Deficit) Equity					
Current liabilities:					
Current portion of long-term debt	$ 11.2	$ 11.8	$ 1.8	$ –	$ 24.8
Accounts payable	11.9	24.4	9.4	–	45.7
Accrued expenses and other current liabilities	270.2	60.3	51.3	(10.0)	371.8
Government, class action, and related settlements	268.5	–	–	–	268.5
Current liabilities held for sale	29.5	1.5	4.4	–	35.4
Total current liabilities	591.3	98.0	66.9	(10.0)	746.2
Long-term debt, net of current portion	1,706.5	83.4	28.7	(29.0)	1,789.6
Liabilities held for sale	0.9	0.6	2.3	–	3.8
Other long-term liabilities	93.3	10.7	60.3	(5.9)	158.4
Intercompany payable	–	954.5	1,209.6	(2,164.1)	–
	2,392.0	1,147.2	1,367.8	(2,209.0)	2,698.0
Commitments and contingencies					
Minority interest in equity of consolidated affiliates	–	–	82.2	–	82.2
Convertible perpetual preferred stock	387.4	–	–	–	387.4
Shareholders' (deficit) equity	(1,169.4)	87.5	(864.8)	777.3	(1,169.4)
Total liabilities and shareholders' (deficit) equity	$ 1,610.0	$ 1,234.7	$ 585.2	$ (1,431.7)	$ 1,998.2

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2007				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 2.1	$ 13.9	$ 9.1	$ (5.3)	$ 19.8
Restricted cash	2.5	–	61.1	–	63.6
Restricted marketable securities	–	–	28.9	–	28.9
Accounts receivable, net	13.1	144.4	60.2	–	217.7
Other current assets	49.0	60.9	44.7	(96.2)	58.4
Insurance recoveries receivable	230.0	–	–	–	230.0
Current assets held for sale	9.4	8.6	1.0	–	19.0
Total current assets	306.1	227.8	205.0	(101.5)	637.4
Property and equipment, net	92.8	475.9	160.9	–	729.6
Goodwill	–	257.0	149.1	–	406.1
Intangible assets, net	1.2	15.1	9.8	–	26.1
Investments in and advances to nonconsolidated affiliates	3.2	29.5	10.0	–	42.7
Assets held for sale	0.9	17.0	61.4	(1.3)	78.0
Income tax refund receivable	52.5	–	–	–	52.5
Other long-term assets	74.5	205.2	58.0	(259.5)	78.2
Intercompany receivable	1,136.6	–	–	(1,136.6)	–
Total assets	$ 1,667.8	$ 1,227.5	$ 654.2	$ (1,498.9)	$ 2,050.6
Liabilities and Shareholders' Deficit					
Current liabilities:					
Current portion of long-term debt	$ 55.5	$ 10.9	$ 1.9	$ –	$ 68.3
Accounts payable	20.9	19.7	8.1	–	48.7
Accrued expenses and other current liabilities	279.8	60.8	51.6	(28.0)	364.2
Government, class action, and related settlements	400.7	–	–	–	400.7
Current liabilities held for sale	68.6	4.9	15.1	–	88.6
Total current liabilities	825.5	96.3	76.7	(28.0)	970.5
Long-term debt, net of current portion	1,907.0	76.9	30.5	(40.0)	1,974.4
Liabilities held for sale	0.4	1.2	2.6	–	4.2
Other long-term liabilities	102.0	7.6	64.2	(2.4)	171.4
Intercompany payable	–	1,072.3	1,259.3	(2,331.6)	–
	2,834.9	1,254.3	1,433.3	(2,402.0)	3,120.5
Commitments and contingencies					
Minority interest in equity of consolidated affiliates	–	–	97.2	–	97.2
Convertible perpetual preferred stock	387.4	–	–	–	387.4
Shareholders' deficit	(1,554.5)	(26.8)	(876.3)	903.1	(1,554.5)
Total liabilities and shareholders' deficit	$ 1,667.8	$ 1,227.5	$ 654.2	$ (1,498.9)	$ 2,050.6

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 97.1	$ 1,265.6	$ 506.9	$ (27.2)	$ 1,842.4
Operating expenses:					
Salaries and benefits	57.3	631.1	254.4	(8.1)	934.7
Other operating expenses	22.7	179.3	76.0	(9.7)	268.3
General and administrative expenses	105.5	–	–	–	105.5
Supplies	7.8	73.1	28.0	–	108.9
Depreciation and amortization	23.4	45.2	15.2	–	83.8
Impairment of long-lived assets	–	0.6	–	–	0.6
Gain on UBS Settlement	(121.3)	–	–	–	(121.3)
Occupancy costs	4.9	36.1	17.6	(8.8)	49.8
Provision for doubtful accounts	2.1	20.3	5.4	–	27.8
(Gain) loss on disposal of assets	(0.2)	2.3	(0.1)	–	2.0
Government, class action, and related settlements expense	(68.4)	(0.2)	1.4	–	(67.2)
Professional fees—accounting, tax, and legal	44.4	–	–	–	44.4
Total operating expenses	78.2	987.8	397.9	(26.6)	1,437.3
Loss on early extinguishment of debt	5.9	–	–	–	5.9
Interest expense and amortization of debt discounts and fees	147.9	8.8	4.1	(1.1)	159.7
Other expense (income)	1.4	(0.3)	(2.3)	1.1	(0.1)
Loss on interest rate swap	55.7	–	–	–	55.7
Equity in net income of nonconsolidated affiliates	(2.4)	(7.9)	(0.3)	–	(10.6)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliates	(18.8)	–	–	18.8	–
Income from operations of consolidated affiliates	(143.0)	(20.2)	(1.8)	165.0	–
Minority interests in earnings of consolidated affiliates	–	–	29.8	–	29.8
Management fees	(82.3)	62.5	19.8	–	–
Income from continuing operations before income tax (benefit) expense	54.5	234.9	59.7	(184.4)	164.7
Provision for income tax (benefit) expense	(201.7)	107.5	24.1	–	(70.1)
Income from continuing operations	256.2	127.4	35.6	(184.4)	234.8
(Loss) income from discontinued operations, net of income tax benefit (expense)	(3.8)	(7.8)	10.1	19.1	17.6
Net income	$ 252.4	$ 119.6	$ 45.7	$ (165.3)	$ 252.4

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2007				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 97.2	$ 1,180.1	$ 490.0	$ (29.8)	$ 1,737.5
Operating expenses:					
Salaries and benefits	56.3	580.6	232.3	(5.6)	863.6
Other operating expenses	28.9	156.9	69.4	(11.4)	243.8
General and administrative expenses	127.9	–	–	–	127.9
Supplies	7.5	67.8	25.0	–	100.3
Depreciation and amortization	18.5	41.4	16.3	–	76.2
Impairment of long-lived assets	15.0	0.1	–	–	15.1
Occupancy costs	2.9	39.9	17.1	(7.5)	52.4
Provision for doubtful accounts	3.9	21.6	8.1	–	33.6
Loss (gain) on disposal of assets	3.7	3.0	(0.8)	–	5.9
Government, class action, and related settlements expense	(2.4)	(0.4)	–	–	(2.8)
Professional fees—accounting, tax, and legal	51.1	0.5	–	–	51.6
Total operating expenses	313.3	911.4	367.4	(24.5)	1,567.6
Loss on early extinguishment of debt	28.2	–	–	–	28.2
Interest expense and amortization of debt discounts and fees	219.8	8.3	3.9	(2.2)	229.8
Other income	(8.4)	(0.2)	(9.1)	2.2	(15.5)
Loss on interest rate swap	30.4	–	–	–	30.4
Equity in net income of nonconsolidated affiliates	(2.5)	(7.6)	(0.2)	–	(10.3)
Equity in net (income) loss of consolidated affiliates—					
Gain on sale of consolidated affiliates	(451.9)	–	–	451.9	–
(Income) loss from operations of consolidated affiliates	(142.5)	27.3	(0.5)	115.7	–
Minority interests in earnings of consolidated affiliates	–	–	31.4	–	31.4
Management fees	(99.8)	59.2	40.6	–	–
Income (loss) from continuing operations before income tax (benefit) expense	210.6	181.7	56.5	(572.9)	(124.1)
Provision for income tax (benefit) expense	(442.1)	89.2	30.5	–	(322.4)
Income from continuing operations	652.7	92.5	26.0	(572.9)	198.3
Income (loss) from discontinued operations, net of income tax benefit (expense)	0.7	12.3	(15.3)	457.4	455.1
Net income	$ 653.4	$ 104.8	$ 10.7	$ (115.5)	$ 653.4

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2006				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 103.6	$ 1,157.5	$ 467.8	$ (33.4)	$ 1,695.5
Operating expenses:					
Salaries and benefits	50.8	557.2	216.0	(5.4)	818.6
Other operating expenses	10.2	154.5	66.6	(8.3)	223.0
General and administrative expenses	141.3	–	–	–	141.3
Supplies	7.5	67.8	25.1	–	100.4
Depreciation and amortization	24.9	44.6	15.2	–	84.7
Impairment of long-lived assets	8.9	0.8	–	–	9.7
Recovery of amounts due from Richard M. Scrushy	(47.8)	–	–	–	(47.8)
Occupancy costs	5.5	41.3	17.7	(10.0)	54.5
Provision for doubtful accounts	15.4	20.1	9.8	–	45.3
Loss on disposal of assets	1.2	3.3	1.9	–	6.4
Government, class action, and related settlements expense	(8.0)	3.2	–	–	(4.8)
Professional fees—accounting, tax, and legal	161.3	0.1	–	–	161.4
Total operating expenses	371.2	892.9	352.3	(23.7)	1,592.7
Loss on early extinguishment of debt	365.3	0.3	–	–	365.6
Interest expense and amortization of debt discounts and fees	323.5	9.2	3.8	(101.8)	234.7
Other income	(12.6)	(0.3)	(8.8)	12.3	(9.4)
Loss on interest rate swap	10.5	–	–	–	10.5
Equity in net income of nonconsolidated affiliates	(1.9)	(6.4)	(0.4)	–	(8.7)
Equity in net income of consolidated affiliates	(111.5)	(101.9)	(0.9)	214.3	–
Minority interests in earnings of consolidated affiliates	–	–	26.3	–	26.3
Management fees	(120.0)	60.2	59.8	–	–
(Loss) income from continuing operations before income tax (benefit) expense	(720.9)	303.5	35.7	(134.5)	(516.2)
Provision for income tax (benefit) expense	(141.7)	134.0	30.1	–	22.4
(Loss) income from continuing operations	(579.2)	169.5	5.6	(134.5)	(538.6)
(Loss) income from discontinued operations, net of income tax benefit (expense)	(45.8)	(31.1)	70.2	(79.7)	(86.4)
Net (loss) income	$ (625.0)	$ 138.4	$ 75.8	$ (214.2)	$ (625.0)

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 111.7	$ 175.3	$ 112.6	$ (172.4)	$ 227.2
Cash flows from investing activities:					
Capital expenditures	(20.6)	(27.1)	(8.3)	–	(56.0)
Acquisition of business, net of assets acquired	–	(14.6)	–	–	(14.6)
Acquisition of intangible assets	–	(18.2)	–	–	(18.2)
Proceeds from disposal of assets	43.9	10.0	–	–	53.9
Proceeds from sale of restricted marketable securities	–	–	8.1	–	8.1
Proceeds from sale of investments	–	–	4.3	–	4.3
Purchase of restricted investments	–	–	(4.8)	–	(4.8)
Net change in restricted cash	0.2	–	7.3	–	7.5
Net settlements on interest rate swap	(20.7)	–	–	–	(20.7)
Other	–	–	0.6	–	0.6
Net cash provided by (used in) investing activities of discontinued operations	0.1	(0.4)	0.2	–	(0.1)
Net cash provided by (used in) investing activities	2.9	(50.3)	7.4	–	(40.0)
Cash flows from financing activities:					
Check in excess of bank balance	(16.7)	–	–	5.3	(11.4)
Principal payments on debt, including pre-payments	(211.6)	(4.3)	–	11.1	(204.8)
Borrowings on revolving credit facility	128.0	–	–	–	128.0
Payments on revolving credit facility	(163.0)	–	–	–	(163.0)
Principal payments under capital lease obligations	(2.0)	(10.6)	(1.8)	–	(14.4)
Issuance of common stock	150.2	–	–	–	150.2
Dividends paid on convertible perpetual preferred stock	(26.0)	–	–	–	(26.0)
Distributions to minority interests of consolidated affiliates	–	–	(33.4)	–	(33.4)
Other	(0.2)	–	0.7	–	0.5
Change in intercompany advances	48.3	(123.1)	(86.5)	161.3	–
Net cash used in financing activities of discontinued operations	(0.6)	–	(1.1)	–	(1.7)
Net cash used in financing activities	(93.6)	(138.0)	(122.1)	177.7	(176.0)
Effect of exchange rate on cash and cash equivalents	–	–	0.8	–	0.8
Increase (decrease) in cash and cash equivalents	21.0	(13.0)	(1.3)	5.3	12.0
Cash and cash equivalents at beginning of year	2.1	13.9	9.1	(5.3)	19.8
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	–	–	0.4	–	0.4
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	–	–	–	–	–
Cash and cash equivalents at end of year	$ 23.1	$ 0.9	$ 8.2	$ –	$ 32.2

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2007				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash (used in) provided by operating activities	$ (504.9)	$ 162.6	$ 501.3	$ 71.6	$ 230.6
Cash flows from investing activities:					
Capital expenditures	(5.6)	(12.8)	(20.8)	–	(39.2)
Proceeds from sale of restricted marketable securities	–	–	66.4	–	66.4
Purchase of restricted investments	–	–	(23.0)	–	(23.0)
Net change in restricted cash	0.5	–	(3.8)	–	(3.3)
Proceeds from divestiture of divisions	1,169.8	–	–	(1,169.8)	–
Other	3.6	0.1	0.2	–	3.9
Net cash (used in) provided by investing activities of discontinued operations—					
Proceeds from divestitures of divisions	–	–	–	1,169.8	1,169.8
Other investing activities of discontinued operations	(0.2)	(1.5)	11.6	–	9.9
Net cash provided by (used in) investing activities	1,168.1	(14.2)	30.6	–	1,184.5
Cash flows from financing activities:					
Check in excess of bank balance	14.0	–	–	(5.3)	8.7
Principal borrowings on notes	–	12.5	–	–	12.5
Principal payments on debt, including pre-payments	(1,235.2)	(0.5)	–	(3.2)	(1,238.9)
Borrowings on revolving credit facility	397.0	–	–	–	397.0
Payments on revolving credit facility	(492.0)	–	–	–	(492.0)
Principal payments under capital lease obligations	(1.8)	(9.4)	(1.7)	–	(12.9)
Dividends paid on convertible perpetual preferred stock	(26.0)	–	–	–	(26.0)
Debt amendment and issuance costs	(11.2)	–	–	–	(11.2)
Distributions paid to minority interests of consolidated affiliates	–	–	(23.4)	–	(23.4)
Other	0.7	–	–	–	0.7
Change in intercompany advances	683.3	(139.7)	(475.2)	(68.4)	–
Net cash used in financing activities of discontinued operations	(10.2)	(0.5)	(40.4)	–	(51.1)
Net cash used in financing activities	(681.4)	(137.6)	(540.7)	(76.9)	(1,436.6)
Effect of exchange rate changes on cash and cash equivalents	–	–	0.1	–	0.1
(Decrease) increase in cash and cash equivalents	(18.2)	10.8	(8.7)	(5.3)	(21.4)
Cash and cash equivalents at beginning of year	17.5	3.1	6.6	–	27.2
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	2.8	–	11.6	–	14.4
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	–	–	(0.4)	–	(0.4)
Cash and cash equivalents at end of year	$ 2.1	$ 13.9	$ 9.1	$ (5.3)	$ 19.8

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2006				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash (used in) provided by operating activities	$ (406.1)	$ 310.0	$ 224.3	$ (257.8)	$ (129.6)
Cash flows from investing activities:					
Capital expenditures	(1.9)	(38.0)	(13.2)	–	(53.1)
Acquisition of intangible assets	–	–	(9.0)	–	(9.0)
Proceeds from sale of marketable securities	32.1	–	–	–	32.1
Proceeds from sale of restricted marketable securities	–	–	10.0	–	10.0
Purchase of investments	(8.1)	–	(7.6)	–	(15.7)
Purchase of restricted investments	–	–	(77.5)	–	(77.5)
Net change in restricted cash	(0.6)	–	119.7	–	119.1
Other	(0.6)	0.9	1.5	–	1.8
Net cash provided by investing activities of discontinued operations	3.5	28.9	21.8	–	54.2
Net cash provided by (used in) investing activities	24.4	(8.2)	45.7	–	61.9
Cash flows from financing activities:					
Check in excess of bank balance	(14.0)	–	–	–	(14.0)
Principal borrowings on notes	3,050.0	–	–	–	3,050.0
Proceeds from bond issuance	1,000.0	–	–	–	1,000.0
Principal payments on debt, including pre-payments	(4,426.1)	(17.1)	(0.5)	(10.0)	(4,453.7)
Borrowings on revolving credit facility	240.0	–	–	–	240.0
Payments on revolving credit facility	(70.0)	–	–	–	(70.0)
Principal payments under capital lease obligations	(1.6)	(9.5)	(1.5)	–	(12.6)
Issuance of convertible perpetual preferred stock	400.0	–	–	–	400.0
Dividends paid on convertible perpetual preferred stock	(15.7)	–	–	–	(15.7)
Preferred stock issuance costs	(12.6)	–	–	–	(12.6)
Debt issuance costs	(79.8)	–	–	–	(79.8)
Distributions to minority interests of consolidated affiliates	–	–	(22.2)	–	(22.2)
Change in intercompany advances	172.4	(270.1)	(170.1)	267.8	–
Net cash used in financing activities of discontinued operations	(4.3)	(2.6)	(72.3)	–	(79.2)
Net cash provided by (used in) financing activities	238.3	(299.3)	(266.6)	257.8	(69.8)
Effect of exchange rate changes on cash and cash equivalents	–	–	0.1	–	0.1
(Decrease) increase in cash and cash equivalents	(143.4)	2.5	3.5	–	(137.4)
Cash and cash equivalents at beginning of year	158.5	0.3	7.5	–	166.3
Cash and cash equivalents of divisions and facilities held for sale at beginning of year	5.2	0.3	7.2	–	12.7
Less: Cash and cash equivalents of divisions and facilities held for sale at end of year	(2.8)	–	(11.6)	–	(14.4)
Cash and cash equivalents at end of year	$ 17.5	$ 3.1	$ 6.6	$ –	$ 27.2

EXHIBIT LIST

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated By-Laws of HealthSouth Corporation, effective as of September 21, 2006, as amended on February 28, 2007 and November 1, 2007 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 6, 2007).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $375,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.2	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.3	Registration Rights Agreement, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and the Initial Purchasers (as defined therein), relating to the $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 and the $375,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014 (incorporated by reference to Exhibit 4.3 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.4.1	Indenture, dated as of September 28, 2001, between HealthSouth Corporation and National City Bank, as trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*
4.4.2	Instrument of Resignation, Appointment and Acceptance, dated as of April 9, 2003, among HealthSouth Corporation, National City Bank, as resigning trustee, and Wilmington Trust Company, as successor trustee, relating to HealthSouth's 8.375% Senior Notes due 2011.*

4.4.3 Amendment to Indenture, dated as of August 27, 2003, to the Indenture dated as of September 28, 2001 between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011.*

4.4.4 Second Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 99.4 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).

4.4.5 Third Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of September 28, 2001, between HealthSouth Corporation and Wilmington Trust Company, as successor trustee to National City Bank, relating to HealthSouth's 8.375% Senior Notes due 2011 (incorporated by reference to Exhibit 4.6 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).

4.5.1 Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*

4.5.2 Amendment to Indenture, dated as of August 27, 2003, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012.*

4.5.3 First Supplemental Indenture, dated as of June 24, 2004, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 99.5 to HealthSouth's Current Report on Form 8-K filed on June 25, 2004).

4.5.4 Second Supplemental Indenture, dated as of February 15, 2006, to the Indenture, dated as of May 22, 2002, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 to HealthSouth's Current Report on Form 8-K filed on February 17, 2006).

4.6 Registration Rights Agreement, dated February 28, 2006, between HealthSouth and the purchasers party to the Securities Purchase Agreement, dated February 28, 2006, re: HealthSouth's sale of 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock.**

10.1 Stipulation of Partial Settlement dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.2 Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.3 Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.4 Non-Prosecution Agreement, dated May 17, 2006, between HealthSouth and the United States Department of Justice (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on August 14, 2006).

10.5 Amended Class Action Settlement Agreement, dated March 6, 2006, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.) (incorporated by reference to Exhibit 10.5.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).

10.6 First Addendum to the Amended Class Action Settlement Agreement, dated April 11, 2006 (incorporated by reference to Exhibit 10.5.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 15, 2006).

10.7 Consent and Waiver No. 1, dated February 15, 2006, to the Senior Subordinated Credit Agreement, dated as of January 16, 2004, among HealthSouth Corporation, the lenders party thereto and Credit Suisse (formerly known as Credit Suisse First Boston), as Administrative Agent and Syndication Agent. **

10.8.1 Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

10.8.2 Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

10.9 Amended Class Action Settlement Agreement, dated July 25, 2005, with representatives of the plaintiff class relating to the action consolidated on July 2, 2003, captioned *In Re HealthSouth Corp. ERISA Litigation*, No. CV-03-BE-1700 (N.D. Ala.).*

10.10.1 HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +

10.10.2 Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +

10.11 HealthSouth Corporation Amended and Restated Change in Control Benefits Plan. +

10.12.1 HealthSouth Corporation 1995 Stock Option Plan, as amended.* +

10.12.2 Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +

10.13.1 HealthSouth Corporation 1997 Stock Option Plan.* +

10.13.2 Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +

10.14.1 HealthSouth Corporation 1998 Restricted Stock Plan.* +

10.14.2 Form of Restricted Stock Agreement (1998 Restricted Stock Plan).* +

10.15 HealthSouth 1999 Exchange Stock Option Plan. *+

10.16.1 HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +

10.16.2 Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.17 HealthSouth Corporation Executive Deferred Compensation Plan.* +

10.18 HealthSouth Corporation Employee Stock Benefit Plan, as amended.* +

10.19 HealthSouth Corporation Second Amended and Restated Executive Severance Plan. +

10.20 Letter of Understanding, dated as of October 31, 2007, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on November 6, 2007). +

10.21 Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +

10.22 Form of letter agreement with former directors.* +

10.23 Written description of Senior Management Bonus Program (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on April 11, 2005).+

10.24.1 Written description of HealthSouth Corporation Key Executive Incentive Program (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on November 21, 2005).+

10.24.2 Form of Key Executive Incentive Award Agreement (Key Executive Incentive Program).** +

10.25 HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+

10.26 Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+

10.27 Written description of amendment to Annual Compensation to non-employee directors of HealthSouth Corporation (incorporated by reference to Item 1.01 to HealthSouth's Current Report on Form 8-K filed on February 27, 2006).+

10.28.1 HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+

10.28.2 Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan).+

10.28.3 Form of Restricted Stock Agreement (2008 Equity Incentive Plan).+

10.28.4 Form of Performance Share Unit Award (2008 Equity Incentive Plan).+

10.29 HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 99 to HealthSouth's Current Report on Form 8-K filed on February 6, 2008).+

10.30 HealthSouth Corporation Directors' Deferred Stock Investment Plan.+

10.31 Settlement Agreement, dated as of December 30, 2004, by and among HealthSouth Corporation, the United States of America, acting through the entities named therein and certain other parties named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.32 Administrative Settlement Agreement, dated as of December 30, 2004, by and among the United States Department of Health and Human Services acting through the Centers for Medicare & Medicaid Services and its officers and agents, including, but not limited to, its fiscal intermediaries, and HealthSouth Corporation (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.33.1 Corporate Integrity Agreement, dated as of December 30, 2004, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 5, 2005).

10.33.2 First Addendum to the Corporate Integrity Agreement, dated as of October 27, 2006, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation.

10.33.3 Second Addendum to the Corporate Integrity Agreement, dated as of December 14, 2007, by and among the Office of Inspector General of the Department of Health and Human Services and HealthSouth Corporation.

10.34.1 Credit Agreement, dated March 10, 2006, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).

10.34.2 Amendment No. 1, dated as of March 1, 2007, to the Credit Agreement, dated as of March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other parties thereto (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on March 14, 2007).

10.34.3 Supplement, dated as of March 7, 2007, to Amendment No. 1, dated as of March 1, 2007, to the Credit Agreement, dated as of March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other parties thereto (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on March 14, 2007).

10.35 Collateral and Guarantee Agreement, dated as of March 10, 2006, by and among HealthSouth, certain of the Company's subsidiaries and JPMorgan Chase Bank, N.A., as collateral agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on March 16, 2006).

10.36.1 Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.36.2 Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.37.1 Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.37.2 First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.37.3 Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.37.4 Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.37.5	Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).
10.38.1	Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
10.38.2	Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).
12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jay Grinney, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2009

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John L. Workman, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2009

By: /S/ JOHN L. WORKMAN

John L. Workman

Executive Vice President and

Chief Financial Officer

Exhibit 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay Grinney, President and Chief Executive Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 24, 2009

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John L. Workman, Executive Vice President and Chief Financial Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 24, 2009

By: /S/ JOHN L. WORKMAN
John L. Workman
Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

CORPORATE OFFICES
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
(205) 967-7116

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
1901 6th Avenue North, Suite 1600
Birmingham, Alabama 35203

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, New Jersey 07066
(888) 261-6784

STOCK LISTING
HealthSouth common stock trades on the New York Stock Exchange ("NYSE") under the symbol "HLS."

STOCKHOLDER INFORMATION AND INQUIRIES
Stockholders and investors seeking information concerning stock ownership or HealthSouth generally are invited to contact HealthSouth's Investor Relations by calling **(205) 968-6400** or sending an email to **feedback@healthsouth.com**.

Information concerning HealthSouth can also be obtained through our website at www.healthsouth.com.

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting will be held on May 7 at 11 a.m. Central Time at our corporate headquarters, 3660 Grandview Parkway (formerly One HealthSouth Parkway), Suite 200, Birmingham, Alabama 35243.

CERTIFICATIONS
The Company's chief executive officer and chief financial officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. On June 6, 2008, the Company filed its annual chief executive officer certification with NYSE regarding HealthSouth's compliance with NYSE's corporate governance listing standards as required by NYSE Rule 303A.12.

HEALTHSOUTH®
3660 Grandview Parkway
Suite 200
Birmingham, AL 35243